       As filed with the Securities and Exchange Commission on March 28, 2006



                                            1933 Act Registration No. 333-125792

                                             1940 Act Registration No. 811-08579
                                                              CIK No. 0001051932
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                         PRE-EFFECTIVE AMENDMENT NO. 4



         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                   LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                    ACCOUNT R
                           (Exact Name of Registrant)

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                            (Exact Name of Depositor)

              1300 South Clinton Street, Fort Wayne, Indiana 46802 (Address of Depositor's Principal Executive Offices)

                Depositor's Telephone Number, including Area Code
                                 (260) 455-2000

       Dennis L. Schoff, Esquire                        Copy To:
       The Lincoln National Life             Lawrence A. Samplatsky, Esquire
           Insurance Company                    The Lincoln National Life
       1300 South Clinton Street                    Insurance Company
             P.O. Box 1110                          350 Church Street
       Ft. Wayne, Indiana 46802                  Hartford, CT 06103-1106
         (Name and Address of
          Agent for Service)

            Approximate date of proposed public offering: Continuous Indefinite Number of Units of Interest in Variable Life Insurance Contracts
                     (Title of Securities Being Registered)

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Lincoln Life Flexible Premium Variable Life Account R
The Lincoln National Life Insurance Company

Home Office Location:
1300 South Clinton Street
P.O. Box 1110
Fort Wayne, Indiana 46802
(800) 454-6265

Administrative Office:
Client Service Center
350 Church Street - MVL1
Hartford, CT 06103-1106
(800) 444-2363

--------------------------------------------------------------------------------
 A Flexible Premium Variable Life Insurance Policy On the Lives of Two Insureds
--------------------------------------------------------------------------------
     This prospectus describes Lincoln SVULONE, a flexible premium variable life insurance contract (the "policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", "the Company", "we", "us", "our"). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.


     You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account R ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. The policy features the Elite Series of funds (the "funds"), offered through the following fund families. Comprehensive information on the funds offered may be found in the funds prospectus which is furnished with this prospectus.
                  o AllianceBernstein Variable Products Series Fund, Inc.

                  o American Century Investments Variable Portfolios, Inc.

                  o American Funds Insurance Series

                  o Delaware VIP Trust

                  o Fidelity Variable Insurance Products

                  o Franklin Templeton Variable Insurance Products Trust

                  o Lincoln Variable Insurance Products Trust

                  o MFS (Reg. TM) Variable Insurance Trust

                  o Neuberger Berman Advisers Management Trust

                  o Scudder Investments VIT Funds



Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.



To be valid, this prospectus must have the current funds' prospectuses with it. Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

This policy may not be available in all states, and this prospectus only offers the policy for sale in jurisdictions where such offer and sale are lawful.




                          Prospectus Dated: __________

                                 Table of Contents




Contents                                                   Page
----------------------------------------------------      -----
POLICY SUMMARY .....................................         3
    Benefits of Your Policy ........................         3
    Risks of Your Policy ...........................         4
    Charges and Fees ...............................         4
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
  THE GENERAL ACCOUNT ..............................         9
    Principal Underwriter ..........................         9
    Fund Participation Agreements ..................         9
    Distribution of the Policies and
      Compensation .................................        10
    Funds ..........................................        11
    Fund Withdrawal and Substitution ...............        13
    Voting Rights ..................................        13
POLICY CHARGES AND FEES ............................        14
    Premium Load; Net Premium Payment ..............        14
    Surrender Charges ..............................        14
    Partial Surrender Fee ..........................        15
    Fund Transfer Fee ..............................        15
    Mortality and Expense Risk Charge ..............        16
    Fixed Account Asset Charge .....................        16
    Cost of Insurance Charge .......................        16
    Administrative Fee .............................        16
    Policy Loan Interest ...........................        16
    Rider Charges ..................................        17
YOUR INSURANCE POLICY ..............................        17
    Application ....................................        18
    Owner ..........................................        18
    Right-to-Examine Period ........................        18
    Initial Specified Amount .......................        19
    Transfers ......................................        19
    Market Timing ..................................        19
    Optional Sub-Account Allocation Programs .......        20
    Riders .........................................        21


Contents                                                   Page
----------------------------------------------------      -----
    Continuation of Coverage .......................        25
    Termination of Coverage ........................        25
    State Regulation ...............................        25
PREMIUMS ...........................................        25
    Allocation of Net Premium Payments .............        25
    Planned Premiums; Additional Premiums ..........        26
    Policy Values ..................................        26
DEATH BENEFITS .....................................        27
    Death Benefit Options ..........................        27
    Changes to the Initial Specified Amount and
      Death Benefit Options ........................        28
    Death Benefit Proceeds .........................        29
POLICY SURRENDERS ..................................        29
    Partial Surrender ..............................        29
POLICY LOANS .......................................        29
LAPSE AND REINSTATEMENT ............................        30
    No-Lapse Protection ............................        30
    Reinstatement of a Lapsed Policy ...............        31
TAX ISSUES .........................................        31
    Taxation of Life Insurance Contracts in
      General ......................................        31
    Policies Which Are MECs ........................        32
    Policies Which Are Not MECs ....................        33
    Last Survivor Contract .........................        33
    Other Considerations ...........................        34
    Fair Value of Your Policy ......................        34
    Tax Status of Lincoln Life .....................        34
RESTRICTIONS ON FINANCIAL
  TRANSACTIONS .....................................        35
LEGAL PROCEEDINGS ..................................        35
FINANCIAL STATEMENTS ...............................        35
CONTENTS OF THE STATEMENT OF
  ADDITIONAL INFORMATION ...........................        36

2

POLICY SUMMARY


Benefits of Your Policy
Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection on the lives of two insureds. Upon the death of the first insured, the policy pays no death benefit. The policy will pay the death benefit only when the second insured has died. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options, lapse protection coverage, and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment choices within your policy. With the wide variety of investment options available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. You should refer to each fund prospectus for comprehensive information on each fund. You may also use the Fixed Account to fund your policy.

No-Lapse Protection Rider. Your policy includes the No-Lapse Enhancement Rider. This rider provides you with additional protection to prevent a lapse in your policy. The duration of lapse protection provided by this rider will be determined monthly, and will vary based on net premium payments made, interest credited, the amount of any partial surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and adjustments for rider rates and fees will reduce the duration of lapse protection. Refer to the section of this prospectus headed "No-Lapse Enhancement Rider" for more information about the determination of the duration of lapse protection.

If the net accumulation value under the policy is insufficient to cover the monthly deductions, the policy will not lapse as long as three conditions are met:

1) you meet the requirements to prevent termination of this rider;

2) the duration of lapse protection has not ended; and

3) either the no-lapse value or the reset account value, less any indebtedness, is greater than zero.

Refer to the subsection headed "Rider Termination" for more information.

Under this rider, we reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy accumulation value. The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product. If we determine that the investments of all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.


                                                                               3

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's objective and risk is found in each fund's prospectus. You should review these prospectuses before making your investment decision.

Unsuitable for Short-Term Investment. This policy is intended for long-term financial planning, and is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. Outstanding policy loans increase the risk of lapse.

Decreasing Death Benefit. Any outstanding policy loans and any amount that you have surrendered or withdrawn will reduce your policy's death benefit.

Adverse Consequences of Early Surrender. There are surrender charges assessed if you surrender your policy within the first 15 policy years. Full or partial surrenders may result in tax consequences. Depending on the amount of premium paid, or any reduction in specified amount, there may be little or no surrender value available. Partial surrenders may reduce the policy value and death benefit, and may increase the risk of lapse.

Adverse Tax Consequences. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.



Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.


4

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer invested amounts between Sub-Accounts.



                                              Table I: Transaction Fees
                                           When Charge                                     Amount
          Charge                           is Deducted                                    Deducted
 Maximum sales charge           When you pay a premium.                7% from each premium payment.1
 imposed on premiums
     (load)
 Surrender Charge*              Upon full surrender of your
                                policy (years 1-15). When you
                                make certain specified amount
                                decreases (years 1-10).
  Minimum and                                                          The surrender charge ranges from a minimum
  Maximum Charge                                                       of $0.00 to a maximum of $60.00 per $1,000 of
                                                                       specified amount.
  Charge for a                                                         For a male, age 55, nonsmoker, and a female,
  Representative Insured                                               age 55, nonsmoker, in year one, the maximum
                                                                       surrender charge is $30.33 per $1,000 of
                                                                       specified amount.
 Partial Surrender Fee          N/A                                    There is no charge for a partial surrender.
 Fund Transfer Fee              Applied to any transfer request        $ 25
                                in excess of 24 made during
                                any policy year.
 Estate Tax Repeal Rider        One-time charge at issue (if           $250
 (optional)                     elected).
 Surrender Value                One-time charge at issue (if           Maximum charge of $2.00 per $1,000 of
 Enhancement Rider              elected).                              specified amount.
 (optional)

1 7% from each premium payment in policy years 1-20, and 4% in policy years 21 and beyond.

                                                                               5

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.



                           Table II: Periodic Charges Other Than Fund Operating Expenses
                                        When Charge                                     Amount
          Charge                        is Deducted                                    Deducted
 Cost of Insurance*             Monthly
  Minimum and                                                    The monthly cost of insurance rates for standard
  Maximum Charge                                                 issue individuals ranges from a guaranteed
                                                                 minimum of $0.00 per $1,000 per month to a
                                                                 guaranteed maximum of $83.33 per $1,000 per
                                                                 month of net amount at risk.

                                                                 Individuals with a higher mortality risk than
                                                                 standard issue individuals can be charged from
                                                                 125% to 5,000% of the standard rate.
  Charge for a                                                   For a male, age 55, nonsmoker, and a female,
  Representative Insured                                         age 55, nonsmoker, the guaranteed maximum
                                                                 monthly cost of insurance rate is $0.02 per
                                                                 $1,000 of net amount at risk in the year of policy
                                                                 issue.
 Mortality and Expense          Daily (at the end of each        Daily charge as a percentage of the value of the
 Risk Charge ("M&E")            valuation day).                  Separate Account, guaranteed at an effective
                                                                 annual rate of 0.50%.2
 Fixed Account Asset            Daily                            Daily charge as a percentage of the value of the
 Charge                                                          Fixed Account, guaranteed at an effective annual
                                                                 rate of 0.50% in all policy years.
 Administrative Fee*            Monthly                          A flat fee of $10 per month in all years.
  Minimum and                                                    For the first 120 months from issue date or
  Maximum Charge                                                 increase in specified amount, there is an
                                                                 expense charge. The monthly charge ranges
                                                                 from a minimum of $0.01 per $1,000 of initial
                                                                 specified amount or increase in specified
                                                                 amount to a maximum of $1.42 per $1,000 of
                                                                 initial specified amount or increase in specified
                                                                 amount.
  Charge for a                                                   For a male, age 55, nonsmoker, and a female,
  Representative Insured                                         age 55, nonsmoker, the maximum monthly
                                                                 expense charge is $0.11 per $1,000 of initial
                                                                 specified amount or increase in specified
                                                                 amount.
 Policy Loan Interest           Annually                         5.5% annually of the amount held in the loan
                                                                 account.3

2 Guaranteed at an effective annual rate of 0.50% in policy years 1-10, and 0.20% in policy years 11 and beyond.
3 Annual interest rate of 5.5% in years 1-10, and 4.5% in years 11 and later.

6


              Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
                                 When Charge                              Amount
          Charge                 is Deducted                             Deducted
 Supplemental Term              Monthly
 Insurance Rider*
  Minimum and                                      The monthly cost of insurance rates for standard
  Maximum Cost of                                  issue individuals ranges from a guaranteed
  Insurance Charge                                 minimum of $0.00 per $1,000 per month to a
                                                   guaranteed maximum of $83.33 per $1,000 per
                                                   month of net amount at risk.

                                                   Individuals with a higher mortality risk than
                                                   standard issue individuals can be charged from
                                                   125% to 5,000% of the standard rate.
  Cost of Insurance                                For a male, age 55, nonsmoker, and a female,
  Charge for a                                     age 55, nonsmoker, the guaranteed maximum
  Representative Insured                           monthly cost of insurance rate is $0.02 per
                                                   $1,000 of net amount at risk in the year of policy
                                                   issue.
  Minimum and                                      A monthly expense charge applies to the term
  Maximum Expense                                  specified amount for the first 120 months from
  Charge                                           the rider issue date. The monthly expense
                                                   charge also applies to any increase in term
                                                   specified amount for the first 120 months from
                                                   the date of the increase. The monthly expense
                                                   charge ranges from a minimum of $0.00 per
                                                   $1,000 to a maximum of $1.18 per $1,000 of
                                                   term specified amount or increase in term
                                                   specified amount.
  Expense Charge for a                             For a male, age 55, nonsmoker, and a female,
  Representative Insured                           age 55, nonsmoker, the maximum monthly
                                                   expense charge is $0.11 per $1,000 of term
                                                   specified amount or increase in term specified
                                                   amount.
 No-Lapse Enhancement           N/A                There is no charge for this rider.
 Rider

* These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.


Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the funds that you may pay during the time you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.


                                                                               7

These fees and expenses may change at any time.



 Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund
                                     assets)
            Total Annual Operating Expense                  Minimum        Maximum
 Total management fees, distribution and/or service         0.29%         3.88% 4
 (12b-1) fees, and other expenses.

4 Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 2.77%. These waivers and reductions generally extend through April 30, 2006 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.


8

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
The Lincoln National Life Insurance Company (Lincoln Life) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.

Lincoln Life Flexible Premium Variable Life Account R (Separate Account) is a separate account of the Company which was established on December 2, 1997. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." Any changes in the investment policy of the Separate Account must be approved by the Indiana Insurance Department.

Your policy may also be funded in whole or in part through the Fixed Account. In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account.

On October 9, 2005, Lincoln National Corporation, the parent company of Lincoln Life, entered into a merger agreement with a wholly owned acquisition subsidiary ("LNC acquisition subsidiary") and Jefferson-Pilot Corporation ("Jefferson-Pilot"), each a North Carolina corporation. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Jefferson-Pilot will merge with and into the LNC acquisition subsidiary, with the LNC acquisition subsidiary continuing as the surviving corporation and a direct wholly owned subsidiary of LNC. More information about the merger agreement as well as a copy of the merger agreement can be found in the Form 8-K filed by LNC with the Securities and Exchange Commission on October 11, 2005. Lincoln Life's obligations as set forth in your policy, prospectus and Statement of Additional Information will not change upon completion of this merger.



Principal Underwriter

Lincoln Life is the principal underwriter for the policies, which are offered continuously. The principal underwriter has overall responsibility for establishing a selling plan for the policies. Lincoln Life received $6,475,376 in 2004, $5,179,821 in 2003, and $13,188,508 in 2002 for the sale of policies offered through the Separate Account. Lincoln Life retains no underwriting commissions from the sale of the policies.



Fund Participation Agreements

In order to make the funds available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, we must perform certain administrative services for the fund advisers or distributors. For these administrative functions, we may be compensated by the fund at annual rates of between 0.10% and 0.36% of the assets attributable to the policies. These percentages are negotiated and vary with each fund. Some funds may compensate us significantly more than other funds and the amount we receive may be substantial. We (or our affiliates) may profit from these fees or use these fees to defray the costs of


                                                                               9

distributing the contract. Additionally, a fund's adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. The compensation may come from 12b-1 fees, or be paid by the advisers or distributors. The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs:
American Funds Insurance Series and Fidelity Variable Insurance Products.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.



Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. Broker-dealer firms distributing the policy enter into selling agreements with the Company. One of the broker-dealer firms with a selling agreement is Lincoln Financial Advisors Corporation ("LFA"), also an affiliate. Broker-dealer firms may receive commission and service fees up to 60% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on accumulation value. Broker-dealer firms may elect to share this compensation with their registered representatives. Additionally, we may pay the broker-dealer additional compensation on first year premiums and all additional premiums and/or provide reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and "non cash compensation." The latter, as defined in NASD conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

We may pay broker-dealers or their affiliates additional amounts for: (1) "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. We may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. ("LFD"), a registered broker-dealer, also an affiliate of Lincoln Life. We may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your policy.


10

We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.



Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the appropriate fund.

We select the funds offered through the policies based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund's investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may remove a fund or restrict allocation of additional purchase payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant policy owner assets. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each fund's prospectus carefully before making investment choices.

Additional funds may be made available as underlying investments. The right to select among funds will be limited by the terms and conditions imposed by the Company.

The funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.


AllianceBernstein Variable Products Series Fund, Inc., advised by Alliance Capital Management, L.P.

   o AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

   o AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

   o AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.


American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

   o Inflation Protection Fund (Class I): Inflation protection.

                                                                              11

American Funds Insurance Series, advised by Capital Research and Management
     Company.

   o Global Growth Fund (Class 2): Long-term growth.

   o Global Small Capitalization Fund (Class 2): Long-term growth.

   o Growth Fund (Class 2): Long-term growth.

   o Growth-Income Fund (Class 2): Growth and income.

   o International Fund (Class 2): Long-term growth.


Delaware VIP Trust, advised by Delaware Management Company.

   o Capital Reserves Series (Standard Class): Current income.

   o Diversified Income Series (Standard Class): Total return.

   o Emerging Markets Series (Standard Class): Capital appreciation. (Subadvised by Mondrian Investment Partners Limited)

   o High Yield Series (Standard Class): Total return.

   o REIT Series (Standard Class): Total return.

   o Small Cap Value Series (Standard Class): Capital appreciation.

   o Trend Series (Standard Class): Capital appreciation.

   o Value Series (Standard Class): Capital appreciation.


Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

   o Contrafund Portfolio (Service Class): Long-term capital appreciation.

   o Growth Portfolio (Service Class): Capital appreciation.

   o Mid Cap Portfolio (Service Class): Long-term growth.

   o Overseas Portfolio (Service Class): Long-term growth.


Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Templeton Global Advisors Limited for the Templeton Growth Securities Fund.

   o Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

   o Templeton Global Income Securities Fund (Class 1): Total return.

   o Templeton Growth Securities Fund (Class 1): Long-term growth. (Subadvised by Templeton Asset Management Ltd.)


Lincoln Variable Insurance Products Trust, advised by Delaware Management
     Company.

   o Aggressive Growth Fund (Standard Class): Maximum capital appreciation. (Subadvised by T. Rowe Price Associates, Inc.)

   o Bond Fund (Standard Class): Current income.

   o Capital Appreciation Fund (Standard Class): Long-term growth. (Subadvised by Janus Capital Management LLC)

   o Core Fund (Standard Class): Capital appreciation.
     (Subadvised by Salomon Brothers Asset Management Inc., a wholly-owned subsidiary of Citigroup Inc.)

   o Equity-Income Fund (Standard Class): Income.
     (Subadvised by Fidelity Management & Research Company)

   o Global Asset Allocation Fund (Standard Class): Total return.
     (Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global
AM))

12

   o Growth Fund (Standard Class): Long-term growth.
     (Subadvised by Mercury Advisors, a division of Merrill Lynch Investment Managers)

   o Growth and Income Fund (Standard Class): Capital appreciation.

   o Growth Opportunities Fund (Standard Class): Long-term growth. (Subadvised by Mercury Advisors, a division of Merrill Lynch Investment
Managers)

   o International Fund (Standard Class): Capital appreciation.
     (Subadvised by Mondrian Investment Partners Limited)

   o Money Market Fund (Standard Class): Preservation of capital.

   o Social Awareness Fund (Standard Class): Capital appreciation.

   o Aggressive Profile Fund (Standard Class): Capital appreciation. (Subadvised by Wilshire Associates Incorporated)

   o Conservative Profile Fund (Standard Class): Current income.
     (Subadvised by Wilshire Associates Incorporated)

   o Moderate Profile Fund (Standard Class): Total return.
     (Subadvised by Wilshire Associates Incorporated)

   o Moderately Aggressive Profile Fund (Standard Class): Growth and income. (Subadvised by Wilshire Associates Incorporated)


MFS (Reg. TM) Variable Insurance Trust, advised by Massachusetts Financial
     Services Company

   o Total Return Series (Initial Class): Growth and income.

   o Utilities Series (Initial Class): Growth and income.


Neuberger Berman Advisers Management Trust, advised by Neuberger Berman Management Inc., and subadvised by Neuberger Berman, LLC

   o Mid-Cap Growth Portfolio (I Class): Capital appreciation.

   o Regency Portfolio (I Class): Long-term growth.


Scudder Investments VIT Funds, advised by Deutsche Asset Management, Inc. and subadvised by Northern Trust Investments, Inc.

   o Equity 500 Index Fund (Class A): Capital appreciation.

   o Small Cap Index Fund (Class A): Capital appreciation.



Fund Withdrawal and Substitution

Lincoln Life may withdraw funds and substitute shares of other funds if:

1) the shares of any fund should no longer be available for investment by the Separate Account; or

2) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.



Voting Rights

The funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares


                                                                              13

of our Sub-Account invested in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.


POLICY CHARGES AND FEES
Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser, and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses). Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses is contained in each fund's prospectus.

The monthly deductions, including the cost of insurance charges, will be deducted proportionately from the net accumulation value of each underlying investment option subject to the charge.

The monthly deductions are made on the "monthly anniversary day," the date of issue and the same day of each month thereafter. If the day that would otherwise be a monthly anniversary day is non-existent for that month, or is not a valuation day, then the monthly anniversary day is the next valuation day.

If the value is insufficient to cover the current monthly deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.



Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as "premium load," covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1-20, and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the "net premium payment."



Surrender Charges

A surrender charge may apply if the policy is totally surrendered or has a decrease in the specified amount of death benefit. The surrender charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of surrender charges is included in each policy.

The surrender charge varies by age of the insureds, the number of years since the date of issue or the date of an increase in specified amount, and the specified amount. The surrender charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy. You may obtain more information about the surrender charges that would apply to your policy by requesting a personalized illustration from your insurance representative.

The duration of the surrender charge is 15 years for full surrenders and 10 years for decreases in specified amount.

14

Surrender charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The surrender charge will not exceed the policy value. All surrender charges decline to zero within 15 years following policy issue, or any increase in specified amount.

Upon either a full surrender of the policy or a decrease in specified amount, the charge will be subject to the following conditions:

A. For decreases in specified amount, excluding full surrender of the policy, no surrender charge will be applied where the decrease:

     1) occurs after the tenth policy anniversary following issue of the initial specified amount; or

     2) is directly caused by a death benefit option change; or

     3) is caused by a partial surrender; or

     4) when added to the sum of all prior decreases, does not exceed 25% of the initial specified amount.

B. For all other decreases, the charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

     1) is the amount of this decrease plus any prior decreases;

     2) is the greater of an amount equal to 25% of the initial specified amount or the sum of all prior decreases;

     3) is the initial specified amount; and

     4) is the then applicable surrender charge from the schedule in the policy.

We may limit requests for decreases in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

If you increase the specified amount, a new surrender charge will be applicable to each increase. This charge is in addition to any surrender charge on the existing specified amount. Upon an increase in specified amount, we will send you supplemental policy specifications reflecting the maximum additional surrender charge.

Upon full surrender of your policy following a policy decrease, the surrender charge will be calculated as the entire amount shown in the policy specifications, multiplied by one minus the percentage of the initial specified amount for which a surrender charge was previously assessed. The charge assessed upon a full surrender will not exceed the policy's value.

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to surrender charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your financial adviser before initiating a surrender.



Partial Surrender Fee

No surrender charge or administrative fee is imposed on a partial surrender.



Fund Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an administrative fee of $25.


                                                                              15

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insureds may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed at an effective annual rate of 0.50% in policy years 1-10, and 0.20% in policy years 11 and beyond. The current charge is 0.50% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.



Fixed Account Asset Charge

We assess a daily Fixed Account asset charge, which is calculated as a percentage of the value of the Fixed Account. The charge is guaranteed at an effective annual rate of 0.50% of the Fixed Account's value in all policy years. The current charge is 0.50% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.



Cost of Insurance Charge

A significant cost of variable life insurance is the "cost of insurance" charge. This charge is the portion of the monthly deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The cost of insurance charge depends on the policy duration, the age, underwriting category and gender (in accordance with state law) of the insureds, and the current net amount at risk. The net amount at risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the monthly deduction for the cost of insurance is based will generally increase each policy year as the insureds age. Cost of insurance rates are generally lower for healthy individuals.

The cost of insurance is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4%), subtracting the value at the beginning of the policy month, and multiplying the result (the "net amount at risk") by the applicable cost of insurance rate as determined by the Company.

The current cost of insurance charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.



Administrative Fee

There is a flat monthly deduction of $10. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

For the first 120 months from issue date or increase in specified amount, there is an expense charge which will never exceed $1.42 per $1,000 of initial specified amount or increase in specified amount. The charge is based on the ages of both insureds and the specified amount. If an increase occurs, the current insurance ages will be used to determine the expense charge for the new coverage.



Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.5% in years 1-10, 4.5% in years 11 and beyond. We will credit 4.5% interest on the Loan Account value in all years.


16

Rider Charges

Supplemental Term Insurance Rider. There are monthly cost of insurance charges for this rider, based on the policy duration, and the age, gender and underwriting category of each insured. In addition, there is a monthly expense charge which applies to the term specified amount for the first 120 months from the rider issue date. The monthly expense charge also applies to any increase in term specified amount for the first 120 months from the date of the increase. This charge compensates the Company for administrative expenses associated with the additional term coverage. The monthly expense charge is based on the ages of both insureds and the term specified amount. If an increase occurs, the current insurance ages will be used to determine the expense charge for the new term coverage.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Surrender Value Enhancement Rider. There is a one-time maximum charge of $2.00 per $1,000 of specified amount at issue for this rider.


YOUR INSURANCE POLICY
Your policy is a life insurance contract that provides for a death benefit payable on the death of the second insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

o change the investment objective of the Separate Account;

o operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;

o deregister the Separate Account; or

o combine the Separate Account with another separate account.

We will notify you of any change that is made.

The policy includes policy specifications pages, with supporting schedules. These pages and schedules provide important information about your policy such as: the identity of the insureds and owner; date of issue; the initial specified amount; the death benefit option selected; issue ages; named beneficiary; initial premium payment; surrender charges; expense charges and fees; No Lapse premium (subject to state availability); and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insureds will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.


                                                                              17

The date of issue is the date on which we begin life insurance coverage. This is the date from which policy years, policy anniversary and ages are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you provide us authorization to do so. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.



Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insureds and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insureds. Based on our review of medical information about the proposed insureds, we may decline to provide insurance, or we may place the proposed insureds in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insureds.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when each insured is at least age 18 and at most age 85. Age will be determined by the nearest birthday of each insured.



Owner

The owner on the date of issue is designated in the policy specifications. You, as owner, will make the following choices:

1) initial death benefit amount and death benefit option;

2) optional riders;

3) the amount and frequency of premium payments; and

4) the amount of net premium payment to be placed in the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as at least one of the insureds is living. These rights generally include the power to select the beneficiary, request policy loans, make partial surrenders, surrender the policy entirely, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of owner and beneficiary forms to be effective as of the date you sign them.



Right-to-Examine Period

You may return your policy to us for cancellation within ten days after you receive it (or a greater number of days if required by your state). This is called the right-to-examine period. If the policy is returned for cancellation within the right-to-examine period, depending on the state of issue of your policy, we will refund to you either all premium payments, or the policy value plus any charges and fees. If a premium payment was made by check, there may be a delay until the check clears.

If your policy is issued in a state that requires return of premium payments, any net premium payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated in


18

your application. If the policy is returned for cancellation within the right-to-examine period, we will return the full amount of any premium payments made.

If your policy is issued in a state that provides for return of value, any net premium payments received before the end of the right-to-examine period will be allocated directly to the Sub-Accounts and the Fixed Account, if applicable, which you designated in your application. The owner bears the risk of a decline in Sub-Account values. If the policy is returned for cancellation within the right-to-examine period, we will return the policy value, plus any charges and fees, as of the date the cancelled policy is received at our Administrative Office.



Initial Specified Amount

You will select the initial specified amount of death benefit on the application. This may not be less than $250,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The initial specified amount is shown on the policy specifications page.



Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the dollar cost averaging program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1) 25% of the Fixed Account value as of the immediately preceding policy anniversary, or

2) the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 p.m. Eastern time on a business day will normally be effective that day.



Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders. We discourage frequent transfers, and we accommodate frequent transfers only if we lack a contractual basis to refuse those transfer requests.

We discourage frequent trading by assessing transfer charges and enforcing limitations on transfers to the extent allowed by the policies as described in the Transfers section and Transaction Fee Table of the prospectus. We apply these limitations uniformly to all policy owners. If, however, we are unable to prevent market timing, certain policy


                                                                              19

owners may engage in market timing activity which is harmful to other policy owners. That harm may include the dilution of the value of fund shares and increased expenses which negatively impact investment returns as described above.

The funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. Policy owners and other persons with interests under the policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the funds.

In our sole discretion, we may impose revised Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We will apply these revised Market Timing Procedures uniformly to all policy owners. In addition, we may impose other procedures or restrictions as required by law or court order, or to comply with state or federal regulatory requirements. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.



Optional Sub-Account Allocation Programs

You may elect to participate in programs for dollar cost averaging or automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. Transfers from the Fixed Account can only be elected at the time your policy is issued. Transfers from the Money Market Sub-Account may be elected at any time while your policy is in force. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar Cost Averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

You may elect dollar cost averaging on your application, or contact our Administrative Office for information.

Dollar cost averaging terminates automatically:

1) if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

2) one week after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3) on the first policy anniversary; or

4) if your policy is surrendered.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the owner. Your policy will be issued with automatic rebalancing. When automatic rebalancing is in effect, all net premium payments allocated to the Sub-Accounts and Fixed Account will be subject to automatic rebalancing.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.


20

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy, they may vary by state of issue, and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict the terms of your policy, or of other riders in force. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.

Surrender Value Enhancement Rider: If desired, you must select this rider when you initially apply for insurance. You must meet the underwriting requirements for this rider. If your policy is fully surrendered in the first five policy years, this rider provides enhanced cash surrender values by using a table of alternate surrender charges. The rider does not provide for enhanced cash surrender value for partial surrenders, loans, and in connection with an external exchange of this policy for any other policy. There is a one-time maximum charge of $2.00 per $1,000 of specified amount at issue for this rider.


Estate Tax Repeal Rider: If desired, you must select this rider when you initially apply for insurance. In the event of federal estate tax repeal as set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R.
1836) being extended, this rider allows you to cancel your policy for an amount equal to the surrender value of the policy plus the applicable surrender charge. There is a one-time $250 charge at issue for this rider.

For purposes of this rider, estate tax repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010. The start date for this rider (the date that begins the 12-month "window" for you to exercise the rider) is the later of January 1, 2010, or the date in 2010 upon which legislation is enacted that triggers estate tax repeal, but no later than December 31, 2010.

This rider terminates on the earliest of:

1) one year from the start date;

2) December 31, 2010, provided no estate tax repeal, as defined above, has been enacted;

3) the date you request termination of the rider;

4) termination of your policy; or

5) full surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

Supplemental Term Insurance Rider. If desired, you must select this rider when you initially apply for insurance. The rider provides annually renewable non-convertible term insurance on the lives of the insureds. Upon death of the second insured, we will pay the term coverage amount ("Term Insurance Benefit Amount"), in addition to death benefit proceeds of the death benefit option in effect on your policy.

There is a monthly cost for this rider, similar to the cost of insurance of the base policy. This rate is determined by the Company, is based on the policy duration, the age, underwriting category and gender of each insured, and is applied against the Term Insurance Benefit Amount shown on the policy specifications page.

For standard issue individuals, this rate ranges from a guaranteed minimum of $0.00 per $1,000 per month to a guaranteed maximum of $83.33 per $1,000 per month of net amount at risk. Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 5,000% of the standard rate.

In addition, there is a monthly expense charge which applies to the term specified amount for the first 120 months from the rider issue date. The monthly expense charge also applies to any increase in term specified amount for the first 120 months from the date of the increase. This charge compensates the Company for administrative expenses associated with the additional term coverage. The monthly expense charge ranges from a minimum of $0.00 per $1,000 to a maximum of $1.18 per $1,000 of term specified amount or increase in term specified amount.


                                                                              21

No-Lapse Enhancement Rider: This rider provides you with additional protection to prevent a lapse in your policy. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee. The duration of lapse protection provided by this rider will be determined monthly, and will vary based on net premium payments made, interest credited, the amount of any partial surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and adjustments for rider rates and fees will reduce the duration of lapse protection.

If the net accumulation value under the policy is insufficient to cover the monthly deductions, the policy will not lapse as long as three conditions are met:

1) you meet the requirements to prevent termination of this rider;

2) the duration of lapse protection has not ended; and

3) either the no-lapse value or the reset account value, less any indebtedness, is greater than zero.

Refer to the subsection headed "Rider Termination" for more information.

We will automatically issue this rider with your policy in states where it is available. In certain states, the rider may be provided under a different name. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the no-lapse value or the reset account value, less any indebtedness, is greater than zero. If both the no-lapse value and the reset account value, less any indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The no-lapse value and reset account value are reference values only. If the net accumulation value is insufficient to cover the monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create accumulation value sufficient to cover the monthly deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed "Death Benefits" for more information.

We calculate the no-lapse value and reset account value based on a set of rates and fees which are reference rates and fees only, and which differ from the rates and fees we use to calculate the accumulation value. Each provision's value is based on a set of reference rates and fees unique to that provision. At the time we issue the policy, we fix the schedules of reference rates and fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of reference rates and fees applicable to your policy.

On each monthly anniversary day, the no-lapse value will be calculated as:

1) net premium payments made;

2) minus the amount of any partial surrenders;

3) plus interest credited;

4) minus adjustments for all no-lapse value reference rates and fees.

On any day other than the monthly anniversary day, the no-lapse value will be the value as of the preceding monthly anniversary day, and will reflect items
1), 2), 3), and 4) above.

On each monthly anniversary day, the reset account value will be calculated as:

22

1) net premium payments made;

2) minus the amount of any partial surrenders;

3) plus interest credited;

4) minus adjustments for all reset account value reference rates and fees.

On any day other than the monthly anniversary day, the reset account value will be the value as of the preceding monthly anniversary day, and will reflect items 1), 2), 3), and 4) above.

On each policy anniversary, the reset account value may increase to reflect positive investment performance. If the reset account value on any policy anniversary is less than the accumulation value on that same policy anniversary, the reset account value will be increased to equal the accumulation value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

You will select a guaranteed minimum death benefit on the application for your policy. This guaranteed minimum death benefit will be used in determining the actual death benefit proceeds provided by the no-lapse value provision. It will be shown on the policy specifications page.

The initial guaranteed minimum death benefit you select must be between 70% and 100% of the initial specified amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a no-lapse value and/or reset account value greater than zero. If the policy specified amount is later decreased below the guaranteed minimum death benefit, the guaranteed minimum death benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the guaranteed minimum death benefit will not automatically increase.

If the accumulation value is sufficient to cover the monthly deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed "Death Benefits" for more information.

If the net accumulation value is insufficient to cover the monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit. If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit is the guaranteed minimum death benefit less any indebtedness, which may be less than the specified amount of the policy.

If the reset account value provision is actively keeping the policy from lapsing, the death benefit is the lesser of the current specified amount and initial specified amount, each reduced by any indebtedness. If the requirements of both of these provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed "Death Benefits" for more information.

If this rider prevents the policy from lapsing, and subsequent premium payments are made such that the accumulation value is sufficient to cover the monthly deductions, the death benefit payable will be determined by the death benefit option in effect.

You must maintain automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the accumulation value is sufficient to cover the monthly deductions. Refer to the section headed "Optional Sub-Account Allocation Programs" for more information about automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy accumulation value in order to keep this rider in effect. The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy accumulation value or subsequent premium payments among Sub-Accounts which are not


                                                                              23

subject to the restriction, in order to keep the rider in effect. We will not reallocate the accumulation value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the accumulation value of your policy to comply with a Sub-Account restriction, this rider will terminate. If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner's failure to comply with a Sub-Account restriction, then the policy will lapse.

The duration of the no-lapse coverage will be determined monthly by referencing the no-lapse account value and the reset account value. The duration is determined by projecting the first monthly anniversary day on which future deductions for the rider rates and fees would cause both the no-lapse value and reset account value to reach zero. Because the duration is recalculated on a monthly basis, higher premium payments and credited interest will increase the duration, while partial surrenders and adjustments for rider rates and fees will reduce the duration. In general, later premium payments are credited with less interest over time, resulting in a lower no-lapse value and reset account value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1) premiums or other deposits are not received on or before the planned payment date; or

2) you initiate any policy change that decreases the no-lapse value or reset account value under the policy. These changes include, but are not limited to, partial surrenders, loans, increases in specified amount, changes in death benefit option, electing to cancel automatic rebalancing, and changes in asset allocation.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the no-lapse value and the reset account value. In general, later premium payments are credited with less interest over time, resulting in a lower no-lapse value and reset account value. A lower no-lapse value or reset account value will reduce the duration of lapse protection. The following example shows the impact of delayed premium payments on the duration of lapse protection:

Sample Policy

o Insureds: Male Nonsmoker and Female Nonsmoker, each age 55

o Specified amount: $1,000,000

o Planned annual premium payment: $9,000

Duration of lapse protection:

1) if premiums are received on the planned payment date each year: 334 months;
or

2) if premiums are received 30 days after the planned payment date each year:
332 months.

The impact of late premium payments on the duration of the lapse protection varies by policy. If both the no-lapse value and the reset account value, less any indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy's current duration of lapse protection and the impact that late premium payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1) the younger insured reaches, or would have reached, age 100; or

2) surrender or termination of the policy; or

3) automatic rebalancing is discontinued; or

4) an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

24

Depending on the state in which your policy was issued, if your policy is reinstated, you may be unable to reinstate this rider. If this rider terminates while the policy is in force, it cannot be reinstated. We will notify you in writing if this rider terminates.



Continuation of Coverage

If at least one of the insureds is still living when the younger insured attains, or would have attained, age 100, and the policy has not been surrendered, the policy will remain in force until surrender or death of the second insured. There are certain changes that will take place:

1) we will no longer accept premium payments;

2) we will make no further deductions;

3) policy values held in the Separate Account will be transferred to the Fixed Account; and

4) we will no longer transfer amounts to the Sub-Accounts.



Termination of Coverage

All policy coverage terminates on the earliest of:

1) surrender of the policy;

2) death of the second insured; or

3) failure to pay the necessary amount of premium to keep your policy in force.



State Regulation

The state in which your policy is issued will govern whether or not certain features, riders, charges and fees will be allowed in your policy. You should refer to your policy for these state specific features.


PREMIUMS
You may select and vary the frequency and the amount of premium payments and the allocation of net premium payments. After the initial premium payment is made there is no minimum premium required, except to maintain the No Lapse provision or to keep the policy in force. Premiums may be paid any time before the younger insured attains, or would have attained, age 100.

The initial premium must be paid for policy coverage to be effective. This payment must be equal to or exceed the amount necessary to provide for two monthly deductions.



Allocation of Net Premium Payments

Your net premium payment is the portion of a premium payment remaining, after deduction of the premium load. The net premium payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of net premium payments among the Sub-Accounts and Fixed Account on the application. Subsequent net premium payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of net premium payments among the Sub-Accounts and Fixed Account at any time. The amount of net premium payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit net premium payments to your policy as of the end of the valuation period in which it is received at our Administrative Office. The end of the valuation period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.


                                                                              25

The valuation period is the time between valuation days. A valuation day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every valuation day.



Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional premium payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

Unless you specifically direct otherwise, any payment received (other than any premium payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no premium load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional premium payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the death benefit and the accumulation value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total premium payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you.



Policy Values

Policy value in a variable life insurance policy is also called the accumulation value.

The accumulation value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the accumulation value reflects:

1) net premium payments made;

2) the amount of any partial surrenders;

3) any increases or decreases as a result of market performance of the Sub-Accounts;

4) interest credited to the Fixed Account or the Loan Account; and

5) all charges and fees deducted.

The Separate Account value, if any, is the portion of the accumulation value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the variable accumulation unit. It may increase or decrease from one valuation period to the next. The variable accumulation unit value for a Sub-Account for a valuation period is determined as follows:

1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund made during the valuation period; minus


26

2) the liabilities of the Sub-Account at the end of the valuation period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3) the result of (1) minus (2) is divided by the number of variable accumulation units for that Sub-Account outstanding at the beginning of the valuation period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any valuation period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.

The Fixed Account value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or partial surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.010746% (equivalent to a compounded annual rate of 4%) or a higher rate determined by the Company.

The Loan Account value, if any, reflects any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company's General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.5% in all years.

The "net" accumulation value is the accumulation value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the surrender value.

We will tell you at least annually the accumulation value, the number of accumulation units credited to your policy, current accumulation unit values, Sub-Account values, the Fixed Account value and the Loan Account value. We strongly suggest that you review your statements to determine whether additional premium payments may be necessary to avoid lapse of your policy.


DEATH BENEFITS
The death benefit proceeds is the amount payable to the beneficiary upon the death of the second insured, based upon the death benefit option in effect. Loans, loan interest, partial surrenders, and overdue charges, if any, are deducted from the death benefit proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider, may impact the amount payable as death benefit proceeds in your policy. Refer to the "Riders" section of this prospectus for more information.



Death Benefit Options

Two different death benefit options are available. Regardless of which death benefit option you choose, the death benefit proceeds payable will be the greater of:

1) the amount determined by the death benefit option in effect on the date of the death of the second insured, less any indebtedness; or

2) a percentage of the accumulation value equal to that required by the Internal Revenue Code to maintain the policy as a life insurance policy. A schedule of these percentages is in your policy.

The following table provides more information about the death benefit options.



 Option           Death Benefit Proceeds Equal to the                 Variability
    1         Specified amount (a minimum of $250,000)        None; level death benefit

                                                                              27


 Option                       Death Benefit Proceeds Equal to the                                Variability
    2         Sum of the specified amount plus the net accumulation value as of        May increase or decrease over
              the date of the second insured's death.                                  time, depending on the amount
                                                                                       of premium paid and the
                                                                                       investment performance of the
                                                                                       underlying Sub-Accounts or the
                                                                                       Fixed Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply until changed by the owner.



Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $250,000.

The death benefit option may be changed from option 2 to 1 by the owner, subject to our consent, as long as the policy is in force.

You must submit all requests for changes among death benefit options and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.



 Option change                                                   Impact
     1 to 2          This change is not allowed.
     2 to 1          The specified amount will be increased by the accumulation value as of the effective date of change.

A surrender charge may apply to a decrease in specified amount. A schedule of surrender charges is included in each policy.

Any reductions in specified amount will be made against the initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the surrender charge applicable to your policy. Changes in specified amount do not affect the premium load as a percentage of premium.

We may decline any request for a reduction of the specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy's death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy's death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first monthly anniversary day on, or after, the date of approval of the request by Lincoln Life. If the monthly deduction amount would increase as a result of the change, the changes will be effective on the first monthly anniversary day on which the accumulation value is equal to, or greater than, the monthly deduction amount.


28

Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of both insureds. This notification must include a certified copy of an official death certificate for each insured, a certified copy of a decree of a court of competent jurisdiction as to the finding of death for each insured, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of both insureds, the death benefit proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the death benefit proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.


POLICY SURRENDERS
You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The surrender value of your policy is the amount you can receive by surrendering the policy. The surrender value is the net accumulation value less any applicable surrender charge, less any accrued loan interest not yet charged.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account that have values allocated to them. Any surrender from a Sub-Account will result in the cancellation of variable accumulation units. The cancellation of such units will be based on the variable accumulation unit value determined at the close of the valuation period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.



Partial Surrender

You may make a partial surrender, withdrawing a portion of your policy values. You may request a partial surrender in writing or electronically, if previously authorized. The total of all partial surrenders may not exceed 90% of the surrender value of your policy. We may limit partial surrenders to the extent necessary to meet the federal tax law requirements. Each partial surrender must be at least $500. Partial surrenders are subject to other limitations as described below.

Partial surrenders may reduce the accumulation value and the specified amount. The amount of the partial surrender will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of partial surrenders on the death benefit proceeds depends on the death benefit option in effect at the time of the partial surrender.



   Death Benefit
 Option in Effect                           Impact of Partial Surrender
         1              Will reduce the accumulation value and the specified amount.
         2              Will reduce the accumulation value, but not the specified amount.

Partial surrender proceeds will generally be paid within seven days of our receipt of your request.

We may at our discretion decline any request for a partial surrender.


POLICY LOANS
You may borrow against the surrender value of your policy. The loan may be for any amount up to 100% of the current surrender value. However, we reserve the right to limit the amount of your loan so that total policy indebtedness will not exceed 90% of an amount equal to the accumulation value less surrender charge. A loan


                                                                              29

agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy's death benefit and accumulation value.

The amount of your loan will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The Loan Account is the account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the policy's death benefit and accumulation value whether or not they are repaid. Interest on policy loans accrues at an effective annual rate of 5.5% in years 1-10 and 4.5% thereafter, and is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding policy loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional policy loan, and added to the Loan Account value. Lincoln Life credits interest to the loan account value at a rate of 4.5% in all years, so the net cost of your policy loan is 1% in years 1-10 and 0% thereafter.

Your outstanding loan balance may be repaid at any time as long as at least one of the insureds is living. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net premium payments are currently allocated, unless you instruct otherwise.

If at any time the total indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current accumulation value less surrender charges, the policy will terminate subject to the conditions in the grace period provision, unless the provisions of the No-Lapse Enhancement Rider are preventing policy termination. If your policy lapses while a loan is outstanding, there may be adverse tax consequences.


LAPSE AND REINSTATEMENT
If at any time the net accumulation value is insufficient to pay the monthly deduction, unless the provisions of the No-Lapse Enhancement Rider are preventing policy termination, all policy coverage will terminate. This is referred to as policy lapse. The net accumulation value may be insufficient:

1) because it has been exhausted by earlier deductions;

2) as a result of poor investment performance;

3) due to partial surrenders;

4) due to indebtedness for policy loans; or

5) because of a combination of any of these factors.

If we have not received your premium payment (or payment of indebtedness on policy loans) necessary so that the net accumulation value of your policy is sufficient to pay the monthly deduction amount on a monthly anniversary day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the grace period, then the policy will terminate. The grace period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the monthly anniversary day on which the monthly deduction could not be paid. If the insured dies during the grace period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.



No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider. This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the net


30

accumulation value under the policy is insufficient to cover the monthly deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy in states where it is available. In certain states, the rider may be provided under a different name. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the no-lapse value or the reset account value, less any indebtedness, is greater than zero. The no-lapse value and reset account value are reference values only. If the net accumulation value is insufficient to cover the monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the "No-Lapse Enhancement Rider" section of this prospectus for more information.



Reinstatement of a Lapsed Policy

If your policy has lapsed, you may reinstate your policy within five years of the policy lapse date, if both insureds are living, provided:

1) it has not been surrendered;

2) there is an application for reinstatement in writing;

3) satisfactory evidence of insurability of both insureds is furnished to us and we agree to accept the risk for both insureds;

4) we receive a payment sufficient to keep your policy in force for at least two months; and

5) any accrued loan interest is paid.

The reinstated policy will be effective as of the monthly anniversary day after the date on which we approve your application for reinstatement. Surrender charges will be reinstated as of the policy year in which your policy lapsed. Your accumulation value at reinstatement will be the net premium payment then made less all monthly deductions due.


TAX ISSUES
The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.



Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code ("Code") establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if
(1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.


                                                                              31

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured's age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for federal income tax purposes.



Policies Which Are MECs

Characterization of a Policy as a MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following a material change.


32

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.



Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy
Years. Section 7702 places limitations on the amount of premium payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.


Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.



Last Survivor Contract

Although we believe that the policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under
Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your premium (with earnings) and impose higher cost of insurance charges in the future.


                                                                              33

Due to the coverage of more than one insured under the policy, there are special considerations in applying the 7-pay test. For example, a reduction in the death benefit at any time, such as may occur upon a partial surrender, may cause the policy to be a MEC. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of policies covering more than one insured.



Other Considerations

Insured Lives Past Age 100. If the younger insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 100, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the younger insured attains age 100.

Compliance with the Tax Law. We believe that the maximum amount of premium payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a policy year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the federal tax definition of life insurance.

Disallowance of Interest Deductions. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the accumulation value or the net accumulation value. You, as the owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.



Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes.


34

If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.


RESTRICTIONS ON FINANCIAL TRANSACTIONS
In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a policy owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator.


LEGAL PROCEEDINGS
Lincoln Life is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings ultimately will be resolved without materially affecting the financial position of Lincoln Life, the Separate Account or the Principal Underwriter.


FINANCIAL STATEMENTS
The December 31, 2004 and September 30, 2005 financial statements of the Separate Account and consolidated financial statements of the Company are located in the SAI.


                                                                              35

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).


                              Contents of the SAI




GENERAL INFORMATION
   Lincoln Life
   Registration Statement
   Changes of Investment Policy
   Principal Underwriter
   Disaster Plan
   Advertising
SERVICES
   Independent Registered Public Accounting
      Firm
   Accounting Services
   Checkbook Service for Disbursements

POLICY INFORMATION
   Assignment
   Change of Ownership
   Beneficiary
   Change of Plan
   Settlement Options
   Deferral of Payments
   Incontestability
   Misstatement of Age or Gender
   Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
   Separate Account
   Company


The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 942-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account R
1933 Act Registration No. 333-125792
1940 Act Registration No. 811-08579

                               End of Prospectus

                   STATEMENT OF ADDITIONAL INFORMATION (SAI)


                                Dated __________
                  Relating to Prospectus Dated __________ for


                            Lincoln SVULone product



       Lincoln Life Flexible Premium Variable Life Account R, Registrant



             The Lincoln National Life Insurance Company, Depositor



The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:

Client Service Center
350 Church Street - MVL1
Hartford, CT 06103-1106

or by telephoning (800) 444-2363, and requesting a copy of the Lincoln SVULONE product prospectus.


                          TABLE OF CONTENTS OF THE SAI




Contents                                                   Page
-------------------------------------------------       ----------
GENERAL INFORMATION .............................             2
    Lincoln Life ................................             2
    Registration Statement ......................             2
    Changes of Investment Policy ................             2
    Principal Underwriter .......................             2
    Disaster Plan ...............................             3
    Advertising .................................             3
SERVICES ........................................             3
    Independent Registered Public Accounting
      Firm ......................................             3
    Accounting Services .........................             3
    Checkbook Service for Disbursements .........             3


Contents                                                   Page
-------------------------------------------------       ----------
POLICY INFORMATION ..............................             4
    Assignment ..................................             4
    Change of Ownership .........................             4
    Beneficiary .................................             4
    Change of Plan ..............................             4
    Settlement Options ..........................             5
    Deferral of Payments ........................             5
    Incontestability ............................             6
    Misstatement of Age or Gender ...............             6
    Suicide .....................................             6
PERFORMANCE DATA ................................             6
FINANCIAL STATEMENTS ............................             7
    Separate Account ............................           R-1
    Company .....................................           S-1

                                                                               1

GENERAL INFORMATION


Lincoln Life
The Lincoln National Life Insurance Company ("Lincoln Life", "the Company", "we", "us", "our") (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.

Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

A blanket bond with a per event limit of $50 million and an annual policy aggregate limit of $100 million covers all of the officers and employees of the Company.



Registration Statement

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.



Changes of Investment Policy

Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments. The state insurance departments would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.

If an owner objects, his or her policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the lives of the insureds. The owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion.The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance equal to or lower than the amount of the death benefit of the current policy on the date of the conversion.



Principal Underwriter

Lincoln Life, 1300 S. Clinton Street, Fort Wayne, IN 46802, is the principal underwriter for the policies, which are offered continuously. Lincoln Life is registered with the Securities and Exchange Commission under the Securities


2

Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal underwriter has overall responsibility for establishing a selling plan for the policies.



Disaster Plan

Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.



Advertising

Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


SERVICES


Independent Registered Public Accounting Firm
The financial statements of the Separate Account and the consolidated financial statements of Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.



Accounting Services

We have entered into an agreement with the Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA, 19203, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.



Checkbook Service for Disbursements

We offer a checkbook service in which the death benefit proceeds are transferred into an interest-bearing account, in the beneficiary's name as owner of the account. Your beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the beneficiary additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened.

We also offer this same checkbook service for surrenders of your policy of $500,000 or more. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately-even a check for the entire amount.


                                                                               3

POLICY INFORMATION


Assignment
While either insured is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and recorded at our Administrative Office. We will not be responsible for any assignment that is not submitted for recording, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after we have recorded any assignment.

Once recorded, the assignment remains effective until released by the assignee in writing. As long as an effective assignment remains outstanding, the owner will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.



Change of Ownership

As long as either insured is living, you may name a new owner by recording a change in ownership in writing at our Administrative Office. The change will be effective the later of the date of execution of the document of transfer or the date we record it. We may require that the policy be submitted to us for endorsement before making a change.



Beneficiary

The beneficiary is initially designated on the application and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

You may change the beneficiary at any time while either insured is living, except when we have recorded an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the owner has not reserved the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will be effective as of the date of signature or, if there is no such date, the date recorded.

If any beneficiary dies before the death of the second insured, the beneficiary's potential interest shall pass to any surviving beneficiaries, unless otherwise specified to the Company. If no named beneficiary survives at the time of the death of the second insured, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.



Change of Plan

Your policy may be exchanged for another policy issued by the Company only if the Company consents to the exchange and all requirements for the exchange, as determined by the Company, are met.

You may exchange your policy for separate single life policies on each of the insureds under any of the following change of plan events:

(1) The Internal Revenue Code (IRC) is changed resulting in (a) the repeal of the unlimited marital deduction provision; or (b) a reduction of at least 50% of the tax rate in the maximum federal estate bracket in effect on the policy date;

(2)  the insureds are legally divorced while this policy is in force; or

(3)  the insureds business is legally dissolved while the policy is in force.

An exchange for separate policies is subject to all of the following conditions:

4

(1) both insureds are alive and the policy is in force at the time of the change of plan event;

(2) the request by the owner to exercise the option must be in writing;

(3) the request by the owner, together with evidence, satisfactory to the Company, of the existence of a change of plan event must be received by our Administrative Office on or within 6 months of the change of plan events described in items (1) and (3) above or on or within 24 months of the change of plan event described in item (2) above. If there is an assignment on the policy, the assignee must consent, in writing, to the exchange;

(4) if the change of plan event is the legal divorce of the insureds, the insureds may not be remarried to each other as of the date the new policy takes effect, and the policy split may not become effective on or within 24 months following the legal divorce;

(5) each proposed owner must have an insurable interest in the lives of the insureds on his or her policy;

(6) the amount of insurance of each new policy is not larger than one half of the amount of insurance then in force under this policy; and

(7)  any other requirements as determined by the Company are met.

The new policy will not take effect until the date all such requirements are met. The premium for each new policy is determined according to the Company's rates in effect at that time for that policy based on each insured's current age and underwriting class, if that underwriting class is available on a single-life basis. If either insured's underwriting class is not available on a single-life basis, the new policy for that insured cannot be issued unless satisfactory evidence of insurability is provided for an underwriting class that is available.



Settlement Options

You may elect or change a settlement option while at least one insured is alive. If you have not irrevocably selected a settlement option, the beneficiary may elect to change the settlement option within 90 days after the second insured dies. If no settlement option is selected, the death benefit proceeds will be paid in a lump sum.

If you assign your policy as collateral security, we will pay any amount due the assignee in one lump sum. We will pay any remaining death benefit proceeds as elected.

Your written request to elect, change, or revoke a settlement option must be received in our Administrative Office before payment of the lump sum or any settlement option is initiated. The first payment of the settlement option selected will become payable on the date proceeds are settled. Payments after the first payment will be made on the first day of each month. Once payments have begun, the policy cannot be surrendered and neither the payee nor the settlement option may be changed.

You have at least four settlement options:

1) an annuity for the lifetime of the payee;

2) an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months;

3) monthly payments for a stated number of years, at least five but no more than thirty; or

4) payment of a maximum of 3% interest annually on the sum left on deposit.

We may offer you or your beneficiary additional settlement options in the future.



Deferral of Payments

Amounts payable as a result of loans, surrenders or partial surrenders will generally be made within seven days of our receipt of such a request. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment.


                                                                               5

Incontestability

The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase (in accordance with state law).



Misstatement of Age or Gender

If the age or gender of either insureds has been misstated, benefits will be adjusted based on the following values:

1) the net amount at risk at the time of the second insured's death;

2) the ratio of the monthly cost of insurance applied in the policy month of death to the monthly cost of insurance that should have been applied at the true age and gender in the policy month of death; and

3) the accumulation value at the time of the second insured's death.

The amount of death benefit proceeds will be 1. multiplied by 2. and then the result added to 3.



Suicide

If the second insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the second insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount. This time period could be less depending on the state of issue.


PERFORMANCE DATA
Performance data may appear in sales literature or reports to owners or prospective buyers.

Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your policy's expenses.

Data reflects:

o an annual reduction for fund management fees and expenses, and

o a policy level mortality and expense charge applied on a daily equivalent basis, but

o no deductions for additional policy expenses (i.e., premium loads, administrative fees, and cost of insurance charges), which, if included, would have resulted in lower performance.

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.

The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.

Money Market Sub-Account:

The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.


6

The Money Market Sub-Account's return is determined by:

a) calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then

b) dividing this figure by the account value at the beginning of the period;
   then

c) annualizing this result by the factor of 365/7.

Other Sub-Accounts:

The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

     P(1 + T)n = ERV


Where:        P = a hypothetical initial purchase payment of $1,000
              T = average annual total return for the period in question
              N = number of years
              ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that:

(1) all recurring fees have been charged to the policy owner's accounts; and

(2) there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an "N/A".


FINANCIAL STATEMENTS
The December 31, 2004 and September 30, 2005 financial statements of the Separate Account and consolidated financial statements of the Company follow.

Lincoln Life Flexible Premium Variable Life Account R

Statement of assets and liabilities

December 31, 2004


                                                                                                         Mortality &
                                                                                                         Expense
                                                                Contract                   Contract      Guarantee
                                                                Purchases                  Redemptions   Charges
                                                                Due from                   Due to        Payable to
                                                                The Lincoln                The Lincoln   The Lincoln
                                                                National Life              National Life National Life
                                                                Insurance                  Insurance     Insurance
Subaccount                                          Investments Company       Total Assets Company       Company
-----------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                       $ 1,268,795   $  1,462    $ 1,270,257     $    --        $ 28
AIM V.I. Diversified Income                             821,285         --        821,285          --          18
AIM V.I. Growth                                      12,900,165         --     12,900,165          70         283
AIM V.I. International Growth                         4,137,558         --      4,137,558          74          91
AIM V.I. Premier Equity                              14,613,252         --     14,613,252       9,948         321
ABVPSF Growth and Income Class A                      5,630,978         --      5,630,978          --         124
ABVPSF Premier Growth Class A                           804,575         --        804,575          --          18
ABVPSF Small Cap Value Class A                        4,577,900      3,187      4,581,087          --         100
ABVPSF Technology Class A                               760,981         --        760,981          --          17
American Century VP Inflation Protection                676,772      2,537        679,309          --          15
American Funds Global Growth Class 2                    175,001      1,454        176,455          --           4
American Funds Global Small Capitalization Class 2    4,662,979      1,359      4,664,338          --         102
American Funds Growth Class 2                        31,760,166     31,410     31,791,576          --         695
American Funds Growth-Income Class 2                 25,663,675     28,317     25,691,992          --         562
American Funds International Class 2                  5,620,696      2,893      5,623,589          --         123
Baron Capital Asset                                   5,031,400      1,150      5,032,550          --         111
Delaware VIPT Diversified Income                        411,845         --        411,845          --           9
Delaware VIPT Emerging Markets                        3,697,882      3,298      3,701,180          --          81
Delaware VIPT High Yield                              5,957,597        833      5,958,430          --         130
Delaware VIPT REIT                                    8,503,147      4,232      8,507,379          --         186
Delaware VIPT Small Cap Value                        19,347,612      2,403     19,350,015          --         424
Delaware VIPT Trend                                  12,752,050        803     12,752,853          --         280
Delaware VIPT U.S. Growth                               189,673         --        189,673          --           4
Delaware VIPT Value                                   2,140,664         --      2,140,664          --          47
Fidelity VIP Asset Manager                              694,105         --        694,105          35          15
Fidelity VIP Contrafund Service Class                15,370,019         --     15,370,019         342         337
Fidelity VIP Equity-Income                            4,515,022      1,422      4,516,444          --          99
Fidelity VIP Equity-Income Service Class              2,091,793      1,454      2,093,247          --          46
Fidelity VIP Growth Service Class                     6,256,377         --      6,256,377      10,812         137
Fidelity VIP Growth Opportunities Service Class       1,376,340         --      1,376,340          16          30
Fidelity VIP High Income Service Class                2,847,359      1,237      2,848,596          --          62
Fidelity VIP Investment Grade Bond                    3,807,426         --      3,807,426          11          83
Fidelity VIP Overseas Service Class                   1,450,161      1,049      1,451,210          --          32
FTVIPT Franklin Small Cap                             2,022,049      3,141      2,025,190          --          44
FTVIPT Templeton Foreign Securities                   3,846,662      1,441      3,848,103          --          84
FTVIPT Templeton Foreign Securities Class 2           4,405,079      3,121      4,408,200          --          97
FTVIPT Templeton Global Asset Allocation              1,908,585         --      1,908,585          --          42
FTVIPT Templeton Growth Securities                    3,633,512      3,524      3,637,036          --          79
FTVIPT Templeton Growth Securities Class 2            2,192,713         --      2,192,713          --          48
Janus Aspen Series Balanced                           9,852,222      1,084      9,853,306          --         216
Janus Aspen Series Balanced Service Shares            1,443,467         --      1,443,467      14,940          32
Janus Aspen Series Global Technology Service Shares   1,236,750         --      1,236,750          --          27
Janus Aspen Series Mid Cap Growth Service Shares      1,058,825      1,049      1,059,874          --          23
Janus Aspen Series Worldwide Growth                   7,683,526        786      7,684,312          --         168
Janus Aspen Series Worldwide Growth Service Shares    1,827,128         --      1,827,128       3,635          40
Lincoln VIPT Aggressive Growth                           52,882         --         52,882          --           1
Lincoln VIPT Bond                                    25,352,069      7,590     25,359,659          --         553
Lincoln VIPT Capital Appreciation                     2,304,705         --      2,304,705          23          51
Lincoln VIPT Equity-Income                            3,198,383        276      3,198,659          --          70
Lincoln VIPT Global Asset Allocation                    783,498         --        783,498          --          17
Lincoln VIPT International                            3,007,544         --      3,007,544          --          66
Lincoln VIPT Money Market                            19,072,531     48,475     19,121,006          --         414
Lincoln VIPT Social Awareness                           457,193         --        457,193          --          10
M Fund Brandes International Equity                     871,243         --        871,243          --          19
M Fund Frontier Capital Appreciation                    446,232         --        446,232          --          10
M Fund Turner Core Growth                               299,403         --        299,403          --           7
MFS VIT Capital Opportunities                           564,304         --        564,304          --          12
MFS VIT Emerging Growth                               6,363,290         --      6,363,290          24         140
MFS VIT Total Return                                 17,357,810     17,568     17,375,378          --         380
MFS VIT Utilities                                     8,094,397         --      8,094,397         296         177
NB AMT Mid-Cap Growth                                 7,443,620      7,764      7,451,384          --         162
NB AMT Partners                                       1,593,569         --      1,593,569          --          35
NB AMT Regency                                        3,024,885         --      3,024,885          --          66
PIMCO VIT OPCAP Global Equity                           465,466         --        465,466          --          10
PIMCO VIT OPCAP Managed                                 925,408         --        925,408          --          20
Putnam VT Growth & Income Class IB                      802,367      3,089        805,456          --          18
Putnam VT Health Sciences Class IB                      427,446         --        427,446          --           9
Scudder VIT EAFE Equity Index                         2,783,591    255,834      3,039,425          --          61
Scudder VIT Equity 500 Index                         35,905,960    131,871     36,037,831          --         787
Scudder VIT Small Cap Index                           5,012,778    259,002      5,271,780          --         110








Subaccount                                          Net Assets
---------------------------------------------------------------
AIM V.I. Capital Appreciation                       $ 1,270,229
AIM V.I. Diversified Income                             821,267
AIM V.I. Growth                                      12,899,812
AIM V.I. International Growth                         4,137,393
AIM V.I. Premier Equity                              14,602,983
ABVPSF Growth and Income Class A                      5,630,854
ABVPSF Premier Growth Class A                           804,557
ABVPSF Small Cap Value Class A                        4,580,987
ABVPSF Technology Class A                               760,964
American Century VP Inflation Protection                679,294
American Funds Global Growth Class 2                    176,451
American Funds Global Small Capitalization Class 2    4,664,236
American Funds Growth Class 2                        31,790,881
American Funds Growth-Income Class 2                 25,691,430
American Funds International Class 2                  5,623,466
Baron Capital Asset                                   5,032,439
Delaware VIPT Diversified Income                        411,836
Delaware VIPT Emerging Markets                        3,701,099
Delaware VIPT High Yield                              5,958,300
Delaware VIPT REIT                                    8,507,193
Delaware VIPT Small Cap Value                        19,349,591
Delaware VIPT Trend                                  12,752,573
Delaware VIPT U.S. Growth                               189,669
Delaware VIPT Value                                   2,140,617
Fidelity VIP Asset Manager                              694,055
Fidelity VIP Contrafund Service Class                15,369,340
Fidelity VIP Equity-Income                            4,516,345
Fidelity VIP Equity-Income Service Class              2,093,201
Fidelity VIP Growth Service Class                     6,245,428
Fidelity VIP Growth Opportunities Service Class       1,376,294
Fidelity VIP High Income Service Class                2,848,534
Fidelity VIP Investment Grade Bond                    3,807,332
Fidelity VIP Overseas Service Class                   1,451,178
FTVIPT Franklin Small Cap                             2,025,146
FTVIPT Templeton Foreign Securities                   3,848,019
FTVIPT Templeton Foreign Securities Class 2           4,408,103
FTVIPT Templeton Global Asset Allocation              1,908,543
FTVIPT Templeton Growth Securities                    3,636,957
FTVIPT Templeton Growth Securities Class 2            2,192,665
Janus Aspen Series Balanced                           9,853,090
Janus Aspen Series Balanced Service Shares            1,428,495
Janus Aspen Series Global Technology Service Shares   1,236,723
Janus Aspen Series Mid Cap Growth Service Shares      1,059,851
Janus Aspen Series Worldwide Growth                   7,684,144
Janus Aspen Series Worldwide Growth Service Shares    1,823,453
Lincoln VIPT Aggressive Growth                           52,881
Lincoln VIPT Bond                                    25,359,106
Lincoln VIPT Capital Appreciation                     2,304,631
Lincoln VIPT Equity-Income                            3,198,589
Lincoln VIPT Global Asset Allocation                    783,481
Lincoln VIPT International                            3,007,478
Lincoln VIPT Money Market                            19,120,592
Lincoln VIPT Social Awareness                           457,183
M Fund Brandes International Equity                     871,224
M Fund Frontier Capital Appreciation                    446,222
M Fund Turner Core Growth                               299,396
MFS VIT Capital Opportunities                           564,292
MFS VIT Emerging Growth                               6,363,126
MFS VIT Total Return                                 17,374,998
MFS VIT Utilities                                     8,093,924
NB AMT Mid-Cap Growth                                 7,451,222
NB AMT Partners                                       1,593,534
NB AMT Regency                                        3,024,819
PIMCO VIT OPCAP Global Equity                           465,456
PIMCO VIT OPCAP Managed                                 925,388
Putnam VT Growth & Income Class IB                      805,438
Putnam VT Health Sciences Class IB                      427,437
Scudder VIT EAFE Equity Index                         3,039,364
Scudder VIT Equity 500 Index                         36,037,044
Scudder VIT Small Cap Index                           5,271,670

See accompanying notes.

Lincoln Life Flexible Premium Variable Life Account R

Statement of operations

Year Ended December 31, 2004


                                                    Dividends
                                                    from       Mortality and     Net
                                                    Investment Expense           Investment
Subaccount                                          Income     Guarantee Charges Income (Loss)
----------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                        $     --      $ (10,209)      $ (10,209)
AIM V.I. Diversified Income                            45,914         (7,823)         38,091
AIM V.I. Growth                                            --        (97,773)        (97,773)
AIM V.I. International Growth                          24,341        (26,078)         (1,737)
AIM V.I. Premier Equity                                65,626       (110,260)        (44,634)
ABVPSF Growth and Income Class A                       46,553        (40,465)          6,088
ABVPSF Premier Growth Class A                              --         (5,671)         (5,671)
ABVPSF Small Cap Value Class A                          5,998        (26,375)        (20,377)
ABVPSF Technology Class A                                  --         (6,682)         (6,682)
American Century VP Inflation Protection                7,402         (1,754)          5,648
American Funds Global Growth Class 2                      245           (446)           (201)
American Funds Global Small Capitalization Class 2         --        (29,906)        (29,906)
American Funds Growth Class 2                          50,293       (215,513)       (165,220)
American Funds Growth-Income Class 2                  206,998       (173,469)         33,529
American Funds International Class 2                   64,464        (33,063)         31,401
Baron Capital Asset                                        --        (30,800)        (30,800)
Delaware VIPT Diversified Income                           --           (978)           (978)
Delaware VIPT Emerging Markets                         68,086        (20,313)         47,773
Delaware VIPT High Yield                              286,134        (40,307)        245,827
Delaware VIPT REIT                                    127,833        (53,500)         74,333
Delaware VIPT Small Cap Value                          31,588       (130,466)        (98,878)
Delaware VIPT Trend                                        --        (94,702)        (94,702)
Delaware VIPT U.S. Growth                                 269         (1,672)         (1,403)
Delaware VIPT Value                                    23,963        (13,264)         10,699
Fidelity VIP Asset Manager                             20,390         (5,379)         15,011
Fidelity VIP Contrafund Service Class                  30,469       (103,106)        (72,637)
Fidelity VIP Equity-Income                             54,495        (33,434)         21,061
Fidelity VIP Equity-Income Service Class               23,932        (14,516)          9,416
Fidelity VIP Growth Service Class                       9,342        (46,083)        (36,741)
Fidelity VIP Growth Opportunities Service Class         6,573        (10,616)         (4,043)
Fidelity VIP High Income Service Class                184,636        (19,614)        165,022
Fidelity VIP Investment Grade Bond                    152,234        (30,713)        121,521
Fidelity VIP Overseas Service Class                     9,834         (8,988)            846
FTVIPT Franklin Small Cap                                  --        (13,369)        (13,369)
FTVIPT Templeton Foreign Securities                    33,867        (24,548)          9,319
FTVIPT Templeton Foreign Securities Class 2            40,937        (30,539)         10,398
FTVIPT Templeton Global Asset Allocation               49,229        (13,129)         36,100
FTVIPT Templeton Growth Securities                     39,075        (25,072)         14,003
FTVIPT Templeton Growth Securities Class 2             21,175        (14,040)          7,135
Janus Aspen Series Balanced                           215,350        (75,366)        139,984
Janus Aspen Series Balanced Service Shares             28,549         (8,732)         19,817
Janus Aspen Series Global Technology Service Shares        --         (9,739)         (9,739)
Janus Aspen Series Mid Cap Growth Service Shares           --         (6,839)         (6,839)
Janus Aspen Series Worldwide Growth                    78,249        (62,314)         15,935
Janus Aspen Series Worldwide Growth Service Shares     15,320        (11,783)          3,537
Lincoln VIPT Aggressive Growth                             --           (278)           (278)
Lincoln VIPT Bond                                     964,546       (182,797)        781,749
Lincoln VIPT Capital Appreciation                          --        (19,902)        (19,902)
Lincoln VIPT Equity-Income                             32,962        (23,471)          9,491
Lincoln VIPT Global Asset Allocation                   10,487         (4,973)          5,514
Lincoln VIPT International                             26,662        (13,564)         13,098
Lincoln VIPT Money Market                             178,640       (167,930)         10,710
Lincoln VIPT Social Awareness                           3,868         (2,946)            922
M Fund Brandes International Equity                     8,971         (5,332)          3,639
M Fund Frontier Capital Appreciation                       --         (2,722)         (2,722)
M Fund Turner Core Growth                                 732         (2,129)         (1,397)
MFS VIT Capital Opportunities                           1,806         (4,056)         (2,250)
MFS VIT Emerging Growth                                    --        (48,000)        (48,000)
MFS VIT Total Return                                  241,727       (121,721)        120,006
MFS VIT Utilities                                      97,123        (55,017)         42,106
NB AMT Mid-Cap Growth                                      --        (51,148)        (51,148)
NB AMT Partners                                           164        (10,210)        (10,046)
NB AMT Regency                                            587        (16,944)        (16,357)
PIMCO VIT OPCAP Global Equity                           2,272         (3,490)         (1,218)
PIMCO VIT OPCAP Managed                                12,678         (7,711)          4,967
Putnam VT Growth & Income Class IB                     11,146         (5,616)          5,530
Putnam VT Health Sciences Class IB                        728         (3,384)         (2,656)
Scudder VIT EAFE Equity Index                          52,203        (17,692)         34,511
Scudder VIT Equity 500 Index                          355,361       (260,688)         94,673
Scudder VIT Small Cap Index                            17,345        (32,334)        (14,989)

See accompanying notes.

                                               Net Change in   Net Increase
                 Dividends from Total          Unrealized      (Decrease) in
  Net Realized   Net Realized   Net Realized   Appreciation or Net Assets
  Gain (Loss) on Gain on        Gain (Loss) on Depreciation on Resulting from
  Investments    Investments    Investments    Investments     Operations
  ---------------------------------------------------------------------------
    ---------       --------      ---------      ----------      ----------
    $ (54,205)      $     --      $ (54,205)     $  128,706      $   64,292
      (19,324)            --        (19,324)         25,168          43,935
     (315,847)            --       (315,847)      1,293,725         880,105
       40,759             --         40,759         728,258         767,280
     (445,302)            --       (445,302)      1,164,912         674,976
       99,092             --         99,092         423,484         528,664
        8,101             --          8,101          47,905          50,335
       65,589         77,113        142,702         510,170         632,495
       44,542             --         44,542         (10,003)         27,857
           89             --             89          12,615          18,352
          129             --            129          15,508          15,436
       68,918             --         68,918         665,943         704,955
       94,704             --         94,704       3,251,384       3,180,868
      126,959             --        126,959       1,949,104       2,109,592
       77,551             --         77,551         670,598         779,550
       64,208             --         64,208         903,546         936,954
        2,185             --          2,185          18,984          20,191
      176,554             --        176,554         573,076         797,403
      113,731             --        113,731         279,707         639,265
      188,503        132,454        320,957       1,502,583       1,897,873
      603,947        315,281        919,228       2,412,043       3,232,393
      168,497             --        168,497       1,242,650       1,316,445
        2,947             --          2,947          (1,748)           (204)
       33,135             --         33,135         202,490         246,324
       (9,294)            --         (9,294)         25,039          30,756
      118,212             --        118,212       1,817,208       1,862,783
       46,627         13,018         59,645         371,407         452,113
       28,962          6,053         35,015         143,323         187,754
      (27,835)            --        (27,835)        225,623         161,047
      (15,040)            --        (15,040)         94,933          75,850
        5,878             --          5,878          45,427         216,327
        9,538        109,502        119,040        (111,933)        128,628
       17,411             --         17,411         142,995         161,252
       20,904             --         20,904         183,964         191,499
     (118,922)            --       (118,922)        646,560         536,957
        5,908             --          5,908         628,423         644,729
       34,355             --         34,355         172,899         243,354
       75,144             --         75,144         388,438         477,585
       46,390             --         46,390         220,618         274,143
       (7,626)            --         (7,626)        569,243         701,601
       18,354             --         18,354          56,224          94,395
     (108,157)            --       (108,157)        113,522          (4,374)
        9,907             --          9,907         152,948         156,016
     (499,892)            --       (499,892)        764,254         280,297
        8,684             --          8,684          54,004          66,225
          857             --            857           5,328           5,907
       65,412        654,069        719,481        (483,629)      1,017,601
     (171,104)            --       (171,104)        272,970          81,964
       22,704             --         22,704         230,130         262,325
        3,930             --          3,930          63,955          73,399
       18,426             --         18,426         386,711         418,235
           --             --             --              --          10,710
      (12,495)            --        (12,495)         56,869          45,296
       11,804         41,844         53,648          85,694         142,981
        1,966             --          1,966          28,476          27,720
          340             --            340          29,131          28,074
        2,662             --          2,662          55,564          55,976
     (428,086)            --       (428,086)      1,146,102         670,016
      177,058             --        177,058       1,305,955       1,603,019
       65,707             --         65,707       1,758,471       1,866,284
       10,231             --         10,231         995,705         954,788
       18,371             --         18,371         225,707         234,032
       37,795             --         37,795         462,355         483,793
          353             --            353          48,735          47,870
       11,392             --         11,392          73,413          89,772
       14,650             --         14,650          47,006          67,186
        1,679             --          1,679          17,547          16,570
       18,815             --         18,815         339,336         392,662
       67,973             --         67,973       2,943,349       3,105,995
       92,755             --         92,755         591,426         669,192

Lincoln Life Flexible Premium Variable Life Account R

Statements of changes in net assets

Years Ended December 31, 2003 and 2004



                                                                         AIM V.I. Capital AIM V.I. Diversified
                                                                         Appreciation     Income               AIM V.I. Growth
                                                                         Subaccount       Subaccount           Subaccount
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                              $ 1,119,348         $  916,047        $ 8,743,864
Changes From Operations:
.. Net investment income (loss)                                                  (9,843)            54,723            (81,615)
.. Net realized gain (loss) on investments                                     (107,649)           (18,992)        (1,227,658)
.. Net change in unrealized appreciation or depreciation on investments         432,344             42,290          4,047,437
                                                                           -----------         ----------        -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                314,852             78,021          2,738,164
Changes From Unit Transactions:
.. Contract purchases                                                           189,519            122,555          2,252,795
.. Contract withdrawals                                                        (236,067)          (100,730)        (1,379,404)
.. Contract transfers                                                           (51,559)            21,967           (179,390)
                                                                           -----------         ----------        -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         (98,107)            43,792            694,001
                                                                           -----------         ----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        216,745            121,813          3,432,165
                                                                           -----------         ----------        -----------
NET ASSETS AT DECEMBER 31, 2003                                              1,336,093          1,037,860         12,176,029
Changes From Operations:
.. Net investment income (loss)                                                 (10,209)            38,091            (97,773)
.. Net realized gain (loss) on investments                                      (54,205)           (19,324)          (315,847)
.. Net change in unrealized appreciation or depreciation on investments         128,706             25,168          1,293,725
                                                                           -----------         ----------        -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                 64,292             43,935            880,105
Changes From Unit Transactions:
.. Contract purchases                                                           120,780             83,575          2,116,858
.. Contract withdrawals                                                        (169,286)          (149,270)        (1,447,599)
.. Contract transfers                                                           (81,650)          (194,833)          (825,581)
                                                                           -----------         ----------        -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        (130,156)          (260,528)          (156,322)
                                                                           -----------         ----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        (65,864)          (216,593)           723,783
                                                                           -----------         ----------        -----------
NET ASSETS AT DECEMBER 31, 2004                                            $ 1,270,229         $  821,267        $12,899,812
                                                                           ===========         ==========        ===========

                                                                         American Funds   American Funds
                                                                         Growth-Income    International
                                                                         Class 2          Class 2              Baron Capital
                                                                         Subaccount       Subaccount           Asset Subaccount
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                              $11,964,990         $  972,008        $ 2,266,131
Changes From Operations:
.. Net investment income (loss)                                                  49,183             16,152            (21,194)
.. Net realized gain (loss) on investments                                     (115,306)            13,397             13,042
.. Net change in unrealized appreciation or depreciation on investments       4,235,103            610,901            710,760
                                                                           -----------         ----------        -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              4,168,980            640,450            702,608
Changes From Unit Transactions:
.. Contract purchases                                                         2,592,109            404,555            368,853
.. Contract withdrawals                                                      (1,445,477)          (125,650)          (316,225)
.. Contract transfers                                                         1,757,270          1,029,968            189,465
                                                                           -----------         ----------        -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       2,903,902          1,308,873            242,093
                                                                           -----------         ----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      7,072,882          1,949,323            944,701
                                                                           -----------         ----------        -----------
NET ASSETS AT DECEMBER 31, 2003                                             19,037,872          2,921,331          3,210,832
Changes From Operations:
.. Net investment income (loss)                                                  33,529             31,401            (30,800)
.. Net realized gain (loss) on investments                                      126,959             77,551             64,208
.. Net change in unrealized appreciation or depreciation on investments       1,949,104            670,598            903,546
                                                                           -----------         ----------        -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              2,109,592            779,550            936,954
Changes From Unit Transactions:
.. Contract purchases                                                         3,907,781          1,106,235            433,872
.. Contract withdrawals                                                      (2,087,710)          (319,717)          (334,301)
.. Contract transfers                                                         2,723,895          1,136,067            785,082
                                                                           -----------         ----------        -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       4,543,966          1,922,585            884,653
                                                                           -----------         ----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      6,653,558          2,702,135          1,821,607
                                                                           -----------         ----------        -----------
NET ASSETS AT DECEMBER 31, 2004                                            $25,691,430         $5,623,466        $ 5,032,439
                                                                           ===========         ==========        ===========

                                                                         AIM V.I.
                                                                         International
                                                                         Growth
                                                                         Subaccount
--------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                             $2,024,137
Changes From Operations:
.. Net investment income (loss)                                                (4,626)
.. Net realized gain (loss) on investments                                   (151,693)
.. Net change in unrealized appreciation or depreciation on investments       774,351
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              618,032
Changes From Unit Transactions:
.. Contract purchases                                                         412,663
.. Contract withdrawals                                                      (233,337)
.. Contract transfers                                                          48,934
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       228,260
                                                                          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      846,292
                                                                          ----------
NET ASSETS AT DECEMBER 31, 2003                                            2,870,429
Changes From Operations:
.. Net investment income (loss)                                                (1,737)
.. Net realized gain (loss) on investments                                     40,759
.. Net change in unrealized appreciation or depreciation on investments       728,258
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              767,280
Changes From Unit Transactions:
.. Contract purchases                                                         381,324
.. Contract withdrawals                                                      (268,709)
.. Contract transfers                                                         387,069
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       499,684
                                                                          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    1,266,964
                                                                          ----------
NET ASSETS AT DECEMBER 31, 2004                                           $4,137,393
                                                                          ==========


                                                                         Delaware VIPT
                                                                         Devon
                                                                         Subaccount
--------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                             $  174,870
Changes From Operations:
.. Net investment income (loss)                                                 1,978
.. Net realized gain (loss) on investments                                    (41,654)
.. Net change in unrealized appreciation or depreciation on investments        45,011
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                5,335
Changes From Unit Transactions:
.. Contract purchases                                                           8,926
.. Contract withdrawals                                                        (9,147)
.. Contract transfers                                                        (179,984)
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      (180,205)
                                                                          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     (174,870)
                                                                          ----------
NET ASSETS AT DECEMBER 31, 2003                                                   --
Changes From Operations:
.. Net investment income (loss)                                                    --
.. Net realized gain (loss) on investments                                         --
.. Net change in unrealized appreciation or depreciation on investments            --
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                   --
Changes From Unit Transactions:
.. Contract purchases                                                              --
.. Contract withdrawals                                                            --
.. Contract transfers                                                              --
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS            --
                                                                          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                           --
                                                                          ----------
NET ASSETS AT DECEMBER 31, 2004                                           $       --
                                                                          ==========

See accompanying notes.


                                                   ABVPSF                            American             American Funds
AIM V.I. Premier ABVPSF Growth      ABVPSF Premier Small Cap Value ABVPSF Technology Century VP           Global Growth
Equity           and Income Class A Growth Class A Class A         Class A           Inflation Protection Class 2
Subaccount       Subaccount         Subaccount     Subaccount      Subaccount        Subaccount           Subaccount
-------------------------------------------------------------------------------------------------------------------------
  $11,351,980        $1,837,065       $  171,792     $  893,423       $    49,350        $        --        $      --
      (59,517)            4,604           (2,767)        (3,042)           (3,647)                --               --
     (885,249)          (62,638)           1,844         11,469             8,256                 --               --
    3,626,197           814,743           73,804        511,649           156,605                 --               --
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
    2,681,431           756,709           72,881        520,076           161,214                 --               --
    2,702,674           574,101          105,046        317,288            62,017                 --               --
   (1,801,601)         (211,093)         (33,627)      (121,523)          (23,430)                --               --
     (845,915)        1,321,015          249,162        569,339           731,176                 --               --
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
       55,158         1,684,023          320,581        765,104           769,763                 --               --
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
    2,736,589         2,440,732          393,462      1,285,180           930,977                 --               --
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
   14,088,569         4,277,797          565,254      2,178,603           980,327                 --               --
      (44,634)            6,088           (5,671)       (20,377)           (6,682)             5,648             (201)
     (445,302)           99,092            8,101        142,702            44,542                 89              129
    1,164,912           423,484           47,905        510,170           (10,003)            12,615           15,508
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
      674,976           528,664           50,335        632,495            27,857             18,352           15,436
    2,403,118           872,435          314,508        807,342            30,822             73,181           39,897
   (1,564,161)         (638,617)         (58,541)      (252,191)          (34,070)           (11,765)          (4,591)
     (999,519)          590,575          (66,999)     1,214,738          (243,972)           599,526          125,709
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
     (160,562)          824,393          188,968      1,769,889          (247,220)           660,942          161,015
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
      514,414         1,353,057          239,303      2,402,384          (219,363)           679,294          176,451
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
  $14,602,983        $5,630,854       $  804,557     $4,580,987       $   760,964        $   679,294        $ 176,451
  ===========        ==========       ==========     ==========       ===========        ===========        =========


Delaware VIPT
Diversified      Delaware VIPT      Delaware VIPT  Delaware VIPT   Delaware VIPT     Delaware VIPT        Delaware VIPT
Income           Emerging Markets   High Yield     REIT            Small Cap Value   Trend                U.S. Growth
Subaccount       Subaccount         Subaccount     Subaccount      Subaccount        Subaccount           Subaccount
-------------------------------------------------------------------------------------------------------------------------
  $        --        $  896,739       $1,708,585     $3,074,685       $ 9,278,046        $ 7,914,802        $  69,980
           --            18,038          123,175         63,097           (46,662)           (73,058)          (1,084)
           --            30,378             (605)        79,393           112,745           (252,812)           1,417
           --           606,893          595,197      1,031,225         3,850,332          3,050,989           37,180
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
           --           655,309          717,767      1,173,715         3,916,415          2,725,119           37,513
           --           224,120          670,019        758,213         1,433,964          1,570,990           14,660
           --          (175,782)        (249,027)      (349,149)       (1,065,192)        (1,034,675)         (11,682)
           --           333,807        1,800,717        607,918         1,568,153            276,483          102,528
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
           --           382,145        2,221,709      1,016,982         1,936,925            812,798          105,506
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
           --         1,037,454        2,939,476      2,190,697         5,853,340          3,537,917          143,019
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
           --         1,934,193        4,648,061      5,265,382        15,131,386         11,452,719          212,999
         (978)           47,773          245,827         74,333           (98,878)           (94,702)          (1,403)
        2,185           176,554          113,731        320,957           919,228            168,497            2,947
       18,984           573,076          279,707      1,502,583         2,412,043          1,242,650           (1,748)
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
       20,191           797,403          639,265      1,897,873         3,232,393          1,316,445             (204)
       87,169           366,950          605,218        866,368         2,022,903          1,627,808           98,610
       (7,097)         (276,592)        (376,173)      (457,157)       (1,516,982)        (1,379,853)         (12,935)
      311,573           879,145          441,929        934,727           479,891           (264,546)        (108,801)
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
      391,645           969,503          670,974      1,343,938           985,812            (16,591)         (23,126)
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
      411,836         1,766,906        1,310,239      3,241,811         4,218,205          1,299,854          (23,330)
  -----------        ----------       ----------     ----------       -----------        -----------        ---------
  $   411,836        $3,701,099       $5,958,300     $8,507,193       $19,349,591        $12,752,573        $ 189,669
  ===========        ==========       ==========     ==========       ===========        ===========        =========

American Funds
Global Small
Capitalization American Funds
Class 2        Growth Class 2
Subaccount     Subaccount
-----------------------------
  $1,393,161    $13,597,796
      (4,055)      (117,683)
     (10,054)      (351,268)
     827,392      5,871,716
  ----------    -----------
     813,283      5,402,765
     410,266      3,550,433
    (189,082)    (1,945,339)
     352,468      3,018,751
  ----------    -----------
     573,652      4,623,845
  ----------    -----------
   1,386,935     10,026,610
  ----------    -----------
   2,780,096     23,624,406
     (29,906)      (165,220)
      68,918         94,704
     665,943      3,251,384
  ----------    -----------
     704,955      3,180,868
     827,649      5,624,342
    (316,222)    (2,614,262)
     667,758      1,975,527
  ----------    -----------
   1,179,185      4,985,607
  ----------    -----------
   1,884,140      8,166,475
  ----------    -----------
  $4,664,236    $31,790,881
  ==========    ===========



Delaware VIPT  Fidelity VIP
Value          Asset Manager
Subaccount     Subaccount
-----------------------------
  $  418,197    $   651,457
       2,950         18,308
      12,652        (32,188)
     204,340        114,701
  ----------    -----------
     219,942        100,821
     239,845         82,725
    (102,475)      (103,574)
     484,679        (37,333)
  ----------    -----------
     622,049        (58,182)
  ----------    -----------
     841,991         42,639
  ----------    -----------
   1,260,188        694,096
      10,699         15,011
      33,135         (9,294)
     202,490         25,039
  ----------    -----------
     246,324         30,756
     312,866         87,210
    (124,189)      (124,529)
     445,428          6,522
  ----------    -----------
     634,105        (30,797)
  ----------    -----------
     880,429            (41)
  ----------    -----------
  $2,140,617    $   694,055
  ==========    ===========

Lincoln Life Flexible Premium Variable Life Account R

Years Ended December 31, 2003 and 2004

                                                                         Fidelity VIP                      Fidelity VIP
                                                                         Contrafund        Fidelity VIP    Equity-Income
                                                                         Service Class     Equity-Income   Service Class
                                                                         Subaccount        Subaccount      Subaccount
---------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                               $ 7,958,667      $ 2,577,930     $  695,948
Changes From Operations:
.. Net investment income (loss)                                                  (42,379)          26,435          5,674
.. Net realized gain (loss) on investments                                      (110,479)         (63,262)         2,852
.. Net change in unrealized appreciation or depreciation on investments        2,466,582          817,845        299,739
                                                                            -----------      -----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               2,313,724          781,018        308,265
Changes From Unit Transactions:
.. Contract purchases                                                          1,911,399          455,846        150,354
.. Contract withdrawals                                                       (1,075,625)        (305,561)      (112,243)
.. Contract transfers                                                            449,004           51,658        487,327
                                                                            -----------      -----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        1,284,778          201,943        525,438
                                                                            -----------      -----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       3,598,502          982,961        833,703
                                                                            -----------      -----------     ----------
NET ASSETS AT DECEMBER 31, 2003                                              11,557,169        3,560,891      1,529,651
Changes From Operations:
.. Net investment income (loss)                                                  (72,637)          21,061          9,416
.. Net realized gain (loss) on investments                                       118,212           59,645         35,015
.. Net change in unrealized appreciation or depreciation on investments        1,817,208          371,407        143,323
                                                                            -----------      -----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               1,862,783          452,113        187,754
Changes From Unit Transactions:
.. Contract purchases                                                          2,113,979          378,831        294,649
.. Contract withdrawals                                                       (1,245,113)        (546,276)      (124,229)
.. Contract transfers                                                          1,080,522          670,786        205,376
                                                                            -----------      -----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        1,949,388          503,341        375,796
                                                                            -----------      -----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       3,812,171          955,454        563,550
                                                                            -----------      -----------     ----------
NET ASSETS AT DECEMBER 31, 2004                                             $15,369,340      $ 4,516,345     $2,093,201
                                                                            ===========      ===========     ==========


                                                                         FTVIPT Templeton                  Janus Aspen
                                                                         Growth Securities Janus Aspen     Series Balanced
                                                                         Class 2           Series Balanced Service Shares
                                                                         Subaccount        Subaccount      Subaccount
---------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                               $   938,240      $ 8,467,526     $  808,480
Changes From Operations:
.. Net investment income (loss)                                                    8,558          126,153          9,493
.. Net realized gain (loss) on investments                                       (26,587)        (171,386)         5,985
.. Net change in unrealized appreciation or depreciation on investments          361,584        1,143,227         95,008
                                                                            -----------      -----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                 343,555        1,097,994        110,486
Changes From Unit Transactions:
.. Contract purchases                                                            194,987        1,786,803        137,268
.. Contract withdrawals                                                         (132,485)      (1,084,223)       (72,263)
.. Contract transfers                                                            204,415         (684,504)       (60,523)
                                                                            -----------      -----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS          266,917           18,076          4,482
                                                                            -----------      -----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                         610,472        1,116,070        114,968
                                                                            -----------      -----------     ----------
NET ASSETS AT DECEMBER 31, 2003                                               1,548,712        9,583,596        923,448
Changes From Operations:
.. Net investment income (loss)                                                    7,135          139,984         19,817
.. Net realized gain (loss) on investments                                        46,390           (7,626)        18,354
.. Net change in unrealized appreciation or depreciation on investments          220,618          569,243         56,224
                                                                            -----------      -----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                 274,143          701,601         94,395
Changes From Unit Transactions:
.. Contract purchases                                                            388,087        1,391,790        437,408
.. Contract withdrawals                                                         (245,963)      (1,051,237)      (105,236)
.. Contract transfers                                                            227,686         (772,660)        78,480
                                                                            -----------      -----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS          369,810         (432,107)       410,652
                                                                            -----------      -----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                         643,953          269,494        505,047
                                                                            -----------      -----------     ----------
NET ASSETS AT DECEMBER 31, 2004                                             $ 2,192,665      $ 9,853,090     $1,428,495
                                                                            ===========      ===========     ==========

                                                                         Fidelity VIP
                                                                         Growth
                                                                         Service Class
                                                                         Subaccount
---------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                              $3,556,838
Changes From Operations:
.. Net investment income (loss)                                                (27,921)
.. Net realized gain (loss) on investments                                     (88,247)
.. Net change in unrealized appreciation or depreciation on investments      1,375,934
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,259,766
Changes From Unit Transactions:
.. Contract purchases                                                          643,122
.. Contract withdrawals                                                       (589,223)
.. Contract transfers                                                          673,595
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        727,494
                                                                           ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,987,260
                                                                           ----------
NET ASSETS AT DECEMBER 31, 2003                                             5,544,098
Changes From Operations:
.. Net investment income (loss)                                                (36,741)
.. Net realized gain (loss) on investments                                     (27,835)
.. Net change in unrealized appreciation or depreciation on investments        225,623
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               161,047
Changes From Unit Transactions:
.. Contract purchases                                                        1,172,674
.. Contract withdrawals                                                       (541,641)
.. Contract transfers                                                          (90,750)
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        540,283
                                                                           ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       701,330
                                                                           ----------
NET ASSETS AT DECEMBER 31, 2004                                            $6,245,428
                                                                           ==========

                                                                         Janus Aspen
                                                                         Series Global
                                                                         Technology
                                                                         Service Shares
                                                                         Subaccount
---------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                              $  893,088
Changes From Operations:
.. Net investment income (loss)                                                 (8,916)
.. Net realized gain (loss) on investments                                    (124,232)
.. Net change in unrealized appreciation or depreciation on investments        553,375
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               420,227
Changes From Unit Transactions:
.. Contract purchases                                                          142,546
.. Contract withdrawals                                                       (126,032)
.. Contract transfers                                                           25,039
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         41,553
                                                                           ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       461,780
                                                                           ----------
NET ASSETS AT DECEMBER 31, 2003                                             1,354,868
Changes From Operations:
.. Net investment income (loss)                                                 (9,739)
.. Net realized gain (loss) on investments                                    (108,157)
.. Net change in unrealized appreciation or depreciation on investments        113,522
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                (4,374)
Changes From Unit Transactions:
.. Contract purchases                                                          103,727
.. Contract withdrawals                                                       (146,111)
.. Contract transfers                                                          (71,387)
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (113,771)
                                                                           ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (118,145)
                                                                           ----------
NET ASSETS AT DECEMBER 31, 2004                                            $1,236,723
                                                                           ==========

See accompanying notes.


Fidelity VIP Growth Fidelity VIP     Fidelity VIP     Fidelity VIP                                           FTVIPT Templeton
Opportunities       High Income      Investment       Overseas          FTVIPT Franklin FTVIPT Templeton     Foreign Securities
Service Class       Service Class    Grade Bond       Service Class     Small Cap       Foreign Securities   Class 2
Subaccount          Subaccount       Subaccount       Subaccount        Subaccount      Subaccount           Subaccount
--------------------------------------------------------------------------------------------------------------------------------
    $1,180,171        $ 1,418,596       $3,235,626       $   69,337       $   572,535        $2,379,743          $2,338,795
        (1,903)            96,871          104,639           (1,312)           (7,297)           26,567              24,555
       (80,806)           (42,358)         110,364            1,181            42,053          (203,059)           (132,242)
       402,275            363,405          (71,565)         138,162           281,861           903,484             877,214
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
       319,566            417,918          143,438          138,031           316,617           726,992             769,527
       348,974            300,369          299,055          112,423           257,076           276,297             568,537
      (201,367)          (200,040)        (510,554)         (28,451)          (71,288)         (266,205)           (344,420)
      (240,461)           290,827          554,320          560,022           270,093            74,172             105,514
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
       (92,854)           391,156          342,821          643,994           455,881            84,264             329,631
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
       226,712            809,074          486,259          782,025           772,498           811,256           1,099,158
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
     1,406,883          2,227,670        3,721,885          851,362         1,345,033         3,190,999           3,437,953
        (4,043)           165,022          121,521              846           (13,369)            9,319              10,398
       (15,040)             5,878          119,040           17,411            20,904          (118,922)              5,908
        94,933             45,427         (111,933)         142,995           183,964           646,560             628,423
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
        75,850            216,327          128,628          161,252           191,499           536,957             644,729
       263,156            316,739          200,967          332,625           429,567           225,216             556,893
      (233,311)          (213,315)        (331,077)         (69,118)         (111,630)         (240,241)           (404,821)
      (136,284)           301,113           86,929          175,057           170,677           135,088             173,349
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
      (106,439)           404,537          (43,181)         438,564           488,614           120,063             325,421
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
       (30,589)           620,864           85,447          599,816           680,113           657,020             970,150
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
    $1,376,294        $ 2,848,534       $3,807,332       $1,451,178       $ 2,025,146        $3,848,019          $4,408,103
    ==========        ===========       ==========       ==========       ===========        ==========          ==========

Janus Aspen                          Janus Aspen
Series Mid Cap      Janus Aspen      Series Worldwide
Growth Service      Series Worldwide Growth Service   Lincoln VIPT      Lincoln VIPT    Lincoln VIPT         Lincoln VIPT
Shares              Growth           Shares           Aggressive Growth Bond            Capital Appreciation Equity-Income
Subaccount          Subaccount       Subaccount       Subaccount        Subaccount      Subaccount           Subaccount
--------------------------------------------------------------------------------------------------------------------------------
    $   35,896        $ 6,881,920       $  605,321       $    8,771       $15,434,918        $1,882,883          $2,094,614
        (1,864)            23,959              737             (121)          687,042           (17,472)              5,318
           798           (663,388)          (9,628)             (62)          424,041          (165,272)            (19,657)
        73,823          2,226,882          189,702            4,740            65,625           793,242             708,617
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
        72,757          1,587,453          180,811            4,557         1,176,708           610,498             694,278
        67,719          1,674,557          158,305            5,447         3,424,438           398,227             322,368
       (19,729)          (935,703)         (78,135)          (2,053)       (2,827,723)         (332,700)           (459,099)
       443,226           (856,076)         204,623            4,777         3,397,524            37,512             231,981
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
       491,216           (117,222)         284,793            8,171         3,994,239           103,039              95,250
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
       563,973          1,470,231          465,604           12,728         5,170,947           713,537             789,528
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
       599,869          8,352,151        1,070,925           21,499        20,605,865         2,596,420           2,884,142
        (6,839)            15,935            3,537             (278)          781,749           (19,902)              9,491
         9,907           (499,892)           8,684              857           719,481          (171,104)             22,704
       152,948            764,254           54,004            5,328          (483,629)          272,970             230,130
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
       156,016            280,297           66,225            5,907         1,017,601            81,964             262,325
       304,017          1,478,198          444,992           12,369         4,551,423           336,182             367,296
       (63,725)        (1,087,787)        (142,248)          (3,679)       (1,958,320)         (338,373)           (293,107)
        63,674         (1,338,715)         383,559           16,785         1,142,537          (371,562)            (22,067)
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
       303,966           (948,304)         686,303           25,475         3,735,640          (373,753)             52,122
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
       459,982           (668,007)         752,528           31,382         4,753,241          (291,789)            314,447
    ----------        -----------       ----------       ----------       -----------        ----------          ----------
    $1,059,851        $ 7,684,144       $1,823,453       $   52,881       $25,359,106        $2,304,631          $3,198,589
    ==========        ===========       ==========       ==========       ===========        ==========          ==========

FTVIPT Templeton
Global Asset     FTVIPT Templeton
Allocation       Growth Securities
Subaccount       Subaccount
----------------------------------
   $  951,418       $1,673,925
       20,958           14,262
      (17,310)         (58,266)
      303,758          604,968
   ----------       ----------
      307,406          560,964
      151,151          217,520
     (115,555)        (131,511)
       38,690          399,334
   ----------       ----------
       74,286          485,343
   ----------       ----------
      381,692        1,046,307
   ----------       ----------
    1,333,110        2,720,232
       36,100           14,003
       34,355           75,144
      172,899          388,438
   ----------       ----------
      243,354          477,585
      167,346          375,840
     (235,416)        (322,280)
      400,149          385,580
   ----------       ----------
      332,079          439,140
   ----------       ----------
      575,433          916,725
   ----------       ----------
   $1,908,543       $3,636,957
   ==========       ==========


Lincoln VIPT
Global Asset     Lincoln VIPT
Allocation       International
Subaccount       Subaccount
----------------------------------
   $  224,624       $  156,240
        7,272           10,663
       (1,404)           2,180
       56,938          173,350
   ----------       ----------
       62,806          186,193
       60,006          155,370
      (23,616)         (71,076)
      174,631          512,113
   ----------       ----------
      211,021          596,407
   ----------       ----------
      273,827          782,600
   ----------       ----------
      498,451          938,840
        5,514           13,098
        3,930           18,426
       63,955          386,711
   ----------       ----------
       73,399          418,235
      207,105          447,264
      (51,546)        (125,038)
       56,072        1,328,177
   ----------       ----------
      211,631        1,650,403
   ----------       ----------
      285,030        2,068,638
   ----------       ----------
   $  783,481       $3,007,478
   ==========       ==========

Lincoln Life Flexible Premium Variable Life Account R

Years Ended December 31, 2003 and 2004


                                                                                                        M Fund Brandes
                                                                         Lincoln VIPT  Lincoln VIPT     International
                                                                         Money Market  Social Awareness Equity
                                                                         Subaccount    Subaccount       Subaccount
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                            $ 28,933,249     $  186,559       $     --
Changes From Operations:
.. Net investment income (loss)                                                (33,017)           303          2,301
.. Net realized gain (loss) on investments                                          --         (9,774)           586
.. Net change in unrealized appreciation or depreciation on investments             --         70,713         46,330
                                                                         ------------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (33,017)        61,242         49,217
Changes From Unit Transactions:
.. Contract purchases                                                       23,489,238         58,655        336,008
.. Contract withdrawals                                                     (5,793,157)       (25,110)       (28,588)
.. Contract transfers                                                      (22,672,391)        14,604         (9,770)
                                                                         ------------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS     (4,976,310)        48,149        297,650
                                                                         ------------     ----------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    (5,009,327)       109,391        346,867
                                                                         ------------     ----------       --------
NET ASSETS AT DECEMBER 31, 2003                                            23,923,922        295,950        346,867
Changes From Operations:
.. Net investment income (loss)                                                 10,710            922          3,639
.. Net realized gain (loss) on investments                                          --        (12,495)        53,648
.. Net change in unrealized appreciation or depreciation on investments             --         56,869         85,694
                                                                         ------------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                10,710         45,296        142,981
Changes From Unit Transactions:
.. Contract purchases                                                       19,224,094        132,109        126,326
.. Contract withdrawals                                                     (6,519,527)       (33,514)       (20,125)
.. Contract transfers                                                      (17,518,607)        17,342        275,175
                                                                         ------------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS     (4,814,040)       115,937        381,376
                                                                         ------------     ----------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    (4,803,330)       161,233        524,357
                                                                         ------------     ----------       --------
NET ASSETS AT DECEMBER 31, 2004                                          $ 19,120,592     $  457,183       $871,224
                                                                         ============     ==========       ========

                                                                         NB AMT        NB AMT           OPCAP Global
                                                                         Partners      Regency          Equity
                                                                         Subaccount    Subaccount       Subaccount
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                            $    987,382     $1,030,374       $301,711
Changes From Operations:
.. Net investment income (loss)                                                 (8,871)        (8,275)          (525)
.. Net realized gain (loss) on investments                                     (26,699)       (39,445)       (10,287)
.. Net change in unrealized appreciation or depreciation on investments        358,258        368,152        105,745
                                                                         ------------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               322,688        320,432         94,933
Changes From Unit Transactions:
.. Contract purchases                                                          176,556        209,542         61,650
.. Contract withdrawals                                                       (189,507)       (68,545)       (50,600)
.. Contract transfers                                                         (123,688)        94,048         (5,414)
                                                                         ------------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (136,639)       235,045          5,636
                                                                         ------------     ----------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       186,049        555,477        100,569
                                                                         ------------     ----------       --------
NET ASSETS AT DECEMBER 31, 2003                                             1,173,431      1,585,851        402,280
Changes From Operations:
.. Net investment income (loss)                                                (10,046)       (16,357)        (1,218)
.. Net realized gain (loss) on investments                                      18,371         37,795            353
.. Net change in unrealized appreciation or depreciation on investments        225,707        462,355         48,735
                                                                         ------------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               234,032        483,793         47,870
Changes From Unit Transactions:
.. Contract purchases                                                          140,477        406,912         63,871
.. Contract withdrawals                                                       (100,864)      (139,139)       (41,516)
.. Contract transfers                                                          146,458        687,402         (7,049)
                                                                         ------------     ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        186,071        955,175         15,306
                                                                         ------------     ----------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       420,103      1,438,968         63,176
                                                                         ------------     ----------       --------
NET ASSETS AT DECEMBER 31, 2004                                          $  1,593,534     $3,024,819       $465,456
                                                                         ============     ==========       ========

                                                                         M Fund Frontier
                                                                         Capital
                                                                         Appreciation
                                                                         Subaccount
----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                               $      --
Changes From Operations:
.. Net investment income (loss)                                                   (324)
.. Net realized gain (loss) on investments                                         226
.. Net change in unrealized appreciation or depreciation on investments         23,235
                                                                            ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                23,137
Changes From Unit Transactions:
.. Contract purchases                                                          168,004
.. Contract withdrawals                                                        (14,293)
.. Contract transfers                                                           (3,946)
                                                                            ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        149,765
                                                                            ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       172,902
                                                                            ---------
NET ASSETS AT DECEMBER 31, 2003                                               172,902
Changes From Operations:
.. Net investment income (loss)                                                 (2,722)
.. Net realized gain (loss) on investments                                       1,966
.. Net change in unrealized appreciation or depreciation on investments         28,476
                                                                            ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                27,720
Changes From Unit Transactions:
.. Contract purchases                                                          149,926
.. Contract withdrawals                                                        (18,245)
.. Contract transfers                                                          113,919
                                                                            ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        245,600
                                                                            ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       273,320
                                                                            ---------
NET ASSETS AT DECEMBER 31, 2004                                             $ 446,222
                                                                            =========

                                                                         OPCAP
                                                                         Managed
                                                                         Subaccount
----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2003                                               $ 833,126
Changes From Operations:
.. Net investment income (loss)                                                  8,882
.. Net realized gain (loss) on investments                                     (62,569)
.. Net change in unrealized appreciation or depreciation on investments        193,582
                                                                            ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               139,895
Changes From Unit Transactions:
.. Contract purchases                                                           70,988
.. Contract withdrawals                                                       (186,625)
.. Contract transfers                                                             (882)
                                                                            ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (116,519)
                                                                            ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        23,376
                                                                            ---------
NET ASSETS AT DECEMBER 31, 2003                                               856,502
Changes From Operations:
.. Net investment income (loss)                                                  4,967
.. Net realized gain (loss) on investments                                      11,392
.. Net change in unrealized appreciation or depreciation on investments         73,413
                                                                            ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                89,772
Changes From Unit Transactions:
.. Contract purchases                                                           61,197
.. Contract withdrawals                                                       (173,112)
.. Contract transfers                                                           91,029
                                                                            ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        (20,886)
                                                                            ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        68,886
                                                                            ---------
NET ASSETS AT DECEMBER 31, 2004                                             $ 925,388
                                                                            =========

See accompanying notes.



M Fund Turner   MFS VIT Capital MFS VIT Emerging MFS VIT Total                      NB AMT
Core Growth     Opportunities   Growth           Return           MFS VIT Utilities Mid-Cap Growth
Subaccount      Subaccount      Subaccount       Subaccount       Subaccount        Subaccount
--------------------------------------------------------------------------------------------------
   $     --        $157,372        $4,499,359      $10,831,589       $4,138,953       $4,218,744
        (12)         (1,611)          (40,931)         109,836           70,189          (38,394)
        110          13,070          (635,623)         (15,823)        (237,788)        (370,222)
     19,368          66,425         1,978,522        1,719,276        1,699,066        1,576,914
   --------        --------        ----------      -----------       ----------       ----------
     19,466          77,884         1,301,968        1,813,289        1,531,467        1,168,298
    264,006          56,247         1,245,516        2,078,130          878,744          907,795
    (22,443)        (20,419)         (843,185)      (1,351,657)        (609,528)        (521,648)
     (2,539)        166,804          (314,203)         846,962          491,972           44,214
   --------        --------        ----------      -----------       ----------       ----------
    239,024         202,632            88,128        1,573,435          761,188          430,361
   --------        --------        ----------      -----------       ----------       ----------
    258,490         280,516         1,390,096        3,386,724        2,292,655        1,598,659
   --------        --------        ----------      -----------       ----------       ----------
    258,490         437,888         5,889,455       14,218,313        6,431,608        5,817,403
     (1,397)         (2,250)          (48,000)         120,006           42,106          (51,148)
        340           2,662          (428,086)         177,058           65,707           10,231
     29,131          55,564         1,146,102        1,305,955        1,758,471          995,705
   --------        --------        ----------      -----------       ----------       ----------
     28,074          55,976           670,016        1,603,019        1,866,284          954,788
         --          38,280         1,448,457        2,872,101          826,325        1,287,246
     (3,111)        (28,336)         (741,885)      (1,722,482)        (815,214)        (635,578)
     15,943          60,484          (902,917)         404,047         (215,079)          27,363
   --------        --------        ----------      -----------       ----------       ----------
     12,832          70,428          (196,345)       1,553,666         (203,968)         679,031
   --------        --------        ----------      -----------       ----------       ----------
     40,906         126,404           473,671        3,156,685        1,662,316        1,633,819
   --------        --------        ----------      -----------       ----------       ----------
   $299,396        $564,292        $6,363,126      $17,374,998       $8,093,924       $7,451,222
   ========        ========        ==========      ===========       ==========       ==========

Putnam VT       Putnam VT
Growth & Income Health Sciences Scudder VIT EAFE Scudder VIT      Scudder VIT
Class IB        Class IB        Equity Index     Equity 500 Index Small Cap
Subaccount      Subaccount      Subaccount       Subaccount       Index Subaccount
------------------------------------------------------------------------------------
   $330,377        $ 65,154        $1,230,821      $18,732,800       $1,902,520
      3,847          (1,129)           53,166           96,967            1,153
      2,290             (69)          (54,093)        (675,066)         (28,525)
    109,045          32,323           471,537        6,881,246          982,723
   --------        --------        ----------      -----------       ----------
    115,182          31,125           470,610        6,303,147          955,351
    134,199          34,169           295,320        7,390,069          672,156
    (37,332)        (13,310)         (167,977)      (3,370,906)        (411,425)
    120,594         186,599           192,881        1,359,253          381,751
   --------        --------        ----------      -----------       ----------
    217,461         207,458           320,224        5,378,416          642,482
   --------        --------        ----------      -----------       ----------
    332,643         238,583           790,834       11,681,563        1,597,833
   --------        --------        ----------      -----------       ----------
    663,020         303,737         2,021,655       30,414,363        3,500,353
      5,530          (2,656)           34,511           94,673          (14,989)
     14,650           1,679            18,815           67,973           92,755
     47,006          17,547           339,336        2,943,349          591,426
   --------        --------        ----------      -----------       ----------
     67,186          16,570           392,662        3,105,995          669,192
    140,031          18,838           761,518        4,702,023        1,175,750
    (39,614)        (19,276)         (216,245)      (2,864,313)        (331,484)
    (25,185)        107,568            79,774          678,976          257,859
   --------        --------        ----------      -----------       ----------
     75,232         107,130           625,047        2,516,686        1,102,125
   --------        --------        ----------      -----------       ----------
    142,418         123,700         1,017,709        5,622,681        1,771,317
   --------        --------        ----------      -----------       ----------
   $805,438        $427,437        $3,039,364      $36,037,044       $5,271,670
   ========        ========        ==========      ===========       ==========

Lincoln Life Flexible Premium Variable Life Account R

Notes to financial statements

December 31, 2004


1. Accounting Policies and Variable Account Information
The Variable Account: Lincoln Life Flexible Premium Variable Life Account R (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company or Lincoln Life) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on June 18, 1998, are part of the operations of Lincoln Life. The Variable Account consists of five products which are listed below.

- SVUL I                    - SVUL III
- SVUL                      - SVUL IV
- SVUL II and SVUL II Elite

The assets of the Variable Account are owned by the Company. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of the Company.

Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts. Certain reclassifications have been made to 2003 amounts to conform to the 2004 presentation.

Investments: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of seventy-one mutual funds (the Funds) of sixteen diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (AIM V.I.):
  AIM V.I. Capital Appreciation Fund (Series I)
  AIM V.I. Diversified Income Fund (Series I)
  AIM V.I. Growth Fund (Series I)
  AIM V.I. International Growth Fund (Series I)
  AIM V.I. Premier Equity Fund (Series I)

AllianceBernstein Variable Products Series Fund (ABVPSF):
  ABVPSF Growth and Income Portfolio (Class A)
  ABVPSF Premier Growth Portfolio (Class A)
  ABVPSF Small Cap Value Portfolio (Class A)
  ABVPSF Technology Portfolio (Class A)

American Century Variable Products Group, Inc. (American Century VP):
  American Century VP Inflation Protection (Class 1)

American Funds Insurance Series (American Funds):
  American Funds Global Growth Fund (Class 2)
  American Funds Global Small Capitalization Fund (Class 2)
  American Funds Growth Fund (Class 2)
  American Funds Growth-Income Fund (Class 2)
  American Funds International Fund (Class 2)

Baron Capital Funds Trust (Baron Capital):
  Baron Capital Asset Fund Insurance Shares

Delaware VIP Trust (Delaware VIPT)*:
  Delaware VIPT Diversified Income Series (Standard Class)
  Delaware VIPT Emerging Markets Series (Standard Class)
  Delaware VIPT High Yield Series (Standard Class)
  Delaware VIPT REIT Series (Standard Class)
  Delaware VIPT Small Cap Value Series (Standard Class)
  Delaware VIPT Trend Series (Standard Class)
  Delaware VIPT U.S. Growth Series (Standard Class)
  Delaware VIPT Value Series (Standard Class)

Fidelity Variable Insurance Products Fund (Fidelity VIP):
  Fidelity VIP Asset Manager Portfolio
  Fidelity VIP Contrafund Portfolio (Service Class)
  Fidelity VIP Equity-Income Portfolio
  Fidelity VIP Equity-Income Portfolio (Service Class)
  Fidelity VIP Growth Portfolio (Service Class)
  Fidelity VIP Growth Opportunities Portfolio (Service Class)
  Fidelity VIP High Income Portfolio (Service Class)
  Fidelity VIP Investment Grade Bond Portfolio
  Fidelity VIP Overseas Portfolio (Service Class)

Franklin Templeton Variable Insurance Products Trust (FTVIPT):
  FTVIPT Franklin Small Cap Fund (Class 1)
  FTVIPT Templeton Foreign Securities Fund (Class 1)
  FTVIPT Templeton Foreign Securities Fund (Class 2)
  FTVIPT Templeton Global Asset Allocation Fund (Class 1)
  FTVIPT Templeton Growth Securities Fund (Class 1)
  FTVIPT Templeton Growth Securities Fund (Class 2)

Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio
  Janus Aspen Series Balanced Portfolio (Service Shares)
  Janus Aspen Series Global Technology Portfolio (Service Shares)
  Janus Aspen Series Mid Cap Growth Portfolio (Service Shares)
  Janus Aspen Series Worldwide Growth Portfolio
  Janus Aspen Series Worldwide Growth Portfolio (Service Shares)

Lincoln Variable Insurance Products Trust (Lincoln VIPT)*:
  Lincoln VIPT Aggressive Growth Fund
  Lincoln VIPT Bond Fund
  Lincoln VIPT Capital Appreciation Fund

Lincoln Life Flexible Premium Variable Life Account R

  Lincoln VIPT Equity-Income Fund
  Lincoln VIPT Global Asset Allocation Fund
  Lincoln VIPT International Fund
  Lincoln VIPT Money Market Fund
  Lincoln VIPT Social Awareness Fund

M Fund, Inc. (M Fund):
  M Fund Brandes International Equity Fund
  M Fund Business Opportunity Value Fund**
  M Fund Frontier Captial Appreciation Fund
  M Fund Turner Core Growth Fund

MFS Variable Insurance Trust (MFS VIT):
  MFS VIT Capital Opportunities Series (Initial Class)
  MFS VIT Emerging Growth Series (Initial Class)
  MFS VIT Total Return Series (Initial Class)
  MFS VIT Utilities Series (Initial Class)

Neuberger Berman Advisers Management Trust (NB AMT):
  NB AMT Mid-Cap Growth Portfolio (I Class)
  NB AMT Partners Portfolio (I Class)
  NB AMT Regency Portfolio (I Class)

PIMCO Advisors VIT (PIMCO VIT OPCAP):
  PIMCO VIT OPCAP Global Equity Portfolio
  PIMCO VIT OPCAP Managed Portfolio

Putnam Variable Trust (Putnam VT):
  Putnam VT Growth & Income Fund (Class IB)
  Putnam VT Health Sciences Fund (Class IB)

Scudder VIT Funds (Scudder VIT):
  Scudder VIT EAFE Equity Index Fund
  Scudder VIT Equity 500 Index Fund
  Scudder VIT Small Cap Index Fund

*  Denotes an affiliate of Lincoln Life.
** Available fund with no money invested at December 31, 2004.

Investments in the Funds are stated at the closing net asset value per share on December 31, 2004, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

Dividends: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

Federal Income Taxes: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

2. Mortality and Expense Guarantees and Other Transactions with Affiliates Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The current rate of deduction, stated as an annual percentage, is .80% (.60% for SVUL IV). The mortality and expense risk charges for each of the variable subaccounts are reported in the statement of operations. For the SVUL III product the annual percentage changes to .40% for policy years 20 and beyond. For the SVUL IV product the annual percentage changes to .20% for policy years 20 and beyond.

Prior to the allocation of premiums to the Variable Account, the Company deducts a premium load to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by the Company. Refer to the product prospectus for the premium load charge. The premium loads for the years ended December 31, 2004 and 2003 amounted to $5,602,606 and $5,060,288, respectively.

The Company charges a monthly administrative fee which varies by product, refer to the product prospectus for the administrative fee rate. The administrative fees are for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. Administrative fees for the years ended December 31, 2004 and 2003 amounted to $14,153,796 and $13,758,577, respectively.

The Company assumes responsibility for providing the insurance benefit included in the policy. The Company charges a monthly deduction of the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of the Company and is not included in these financial statements. The cost of insurance charges for the years ended December 31, 2004 and 2003 amounted to $6,404,146 and $6,148,730, respectively.

Under certain circumstances, the Company reserves the right to charge a transfer fee which varies by product, refer to the product prospectus for the transfer fee

Lincoln Life Flexible Premium Variable Life Account R charge. For the years ended December 31, 2004 and 2003, no transfer fees were deducted from the variable subaccounts.

The Company, upon full surrender of a policy, may assess a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge assessed, if any, will depend on the face amount of the policy and the issue age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on a partial surrender, but an administrative fee of $25 (not to exceed 2% of the amount withdrawn) is imposed, allocated pro-rata among the variable subaccounts (and, where applicable, the fixed account) from which the partial surrender proceeds are taken. The full surrender charges and partial surrender administrative charges for the year ended December 31, 2004 and 2003 amounted to $2,571,973 and $2,027,333, respectively.

Lincoln Life Flexible Premium Variable Life Account R

3. Condensed Financial Information
A summary of the unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for the year or period ended December 31, 2004 follows. The fee rates below represent annualized contract expenses of the separate account, consisting primarily of mortality and expense guarantee charges.

                                                           Unit Value Unit Value                                   Investment
                                              Commencement Beginning  End of     Units                   Total     Income
Subaccount                                    Date(1)      of Period  Period     Outstanding Net Assets  Return(2) Ratio(3)
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                                                                           --
  SVUL I (0.80% Fee Rate)                                    $10.23     $10.83      117,337  $ 1,270,229    5.78%
AIM V.I. Diversified Income                                                                                           4.70%
  SVUL I (0.80% Fee Rate)                                     10.92      11.38       72,158      821,267    4.20%
AIM V.I. Growth                                                                                                         --
  SVUL I (0.80% Fee Rate)                                      7.20       7.73      356,275    2,754,192    7.36%
  SVUL (0.80% Fee Rate)                                        5.75       6.18      663,678    4,100,252    7.36%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   4.31       4.63    1,148,917    5,315,875    7.36%
  SVUL III (0.80% Fee Rate)                                   11.92      12.79       57,020      729,493    7.36%
AIM V.I. International Growth                                                                                         0.75%
  SVUL (0.80% Fee Rate)                                        9.04      11.12       67,884      754,695   23.02%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   6.47       7.96      323,971    2,579,132   23.02%
  SVUL III (0.80% Fee Rate)                                   11.70      14.39       55,837      803,566   23.02%
AIM V.I. Premier Equity                                                                                               0.48%
  SVUL I (0.80% Fee Rate)                                      9.45       9.92      293,635    2,912,125    4.93%
  SVUL (0.80% Fee Rate)                                        7.47       7.84      566,047    4,436,549    4.93%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   5.98       6.27    1,082,552    6,791,974    4.93%
  SVUL III (0.80% Fee Rate)                                   11.34      11.90       38,863      462,335    4.93%
ABVPSF Growth and Income Class A                                                                                      0.92%
  SVUL (0.80% Fee Rate)                                       10.63      11.75       37,925      445,581   10.57%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                  10.55      11.66      379,787    4,429,919   10.57%
  SVUL III (0.80% Fee Rate)                                   12.18      13.47       55,794      751,594   10.57%
  SVUL IV (0.60% Fee Rate)                      12/22/04      11.08      11.07          340        3,760   (0.01)%
ABVPSF Premier Growth Class A                                                                                           --
  SVUL (0.80% Fee Rate)                                        9.93      10.69        1,462       15,634    7.75%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   9.32      10.04       39,081      392,498    7.75%
  SVUL III (0.80% Fee Rate)                                   10.92      11.76       33,695      396,425    7.75%
ABVPSF Small Cap Value Class A                                                                                        0.18%
  SVUL (0.80% Fee Rate)                                       11.79      13.96       30,540      426,231   18.35%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                  14.27      16.89      178,328    3,012,319   18.35%
  SVUL III (0.80% Fee Rate)                                   13.63      16.14       69,536    1,122,027   18.35%
  SVUL IV (0.60% Fee Rate)                      11/10/04      10.84      11.47        1,780       20,410    5.82%
ABVPSF Technology Class A                                                                                               --
  SVUL (0.80% Fee Rate)                                        9.99      10.46          377        3,944    4.61%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   9.59      10.03       31,101      311,904    4.62%
  SVUL III (0.80% Fee Rate)                                   12.49      13.06       34,072      445,116    4.62%
American Century VP Inflation Protection                                                                              1.88%
  SVUL (0.80% Fee Rate)                           6/8/04      10.13      10.67       36,241      386,757    5.38%
  SVUL II and SVUL II Elite (0.80% Fee Rate)     6/28/04      10.10      10.67       13,170      140,546    5.62%
  SVUL III (0.80% Fee Rate)                      6/18/04      10.16      10.67       10,411      111,101    5.06%
  SVUL IV (0.60% Fee Rate)                      10/19/04      10.26      10.38        3,938       40,890    1.17%
American Funds Global Growth Class 2                                                                                  0.28%
  SVUL II and SVUL II Elite (0.80% Fee Rate)     5/11/04      10.11      11.56        7,535       87,127   14.41%
  SVUL III (0.80% Fee Rate)                      8/23/04      10.18      11.56        7,326       84,717   13.56%
  SVUL IV (0.60% Fee Rate)                      11/30/04      10.98      11.35          406        4,607    3.37%
American Funds Global Small Capitalization
 Class 2                                                                                                                --
  SVUL (0.80% Fee Rate)                                        8.19       9.82       45,529      447,031   19.92%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   8.19       9.82      331,438    3,254,617   19.92%
  SVUL III (0.80% Fee Rate)                                   14.59      17.49       52,628      920,511   19.92%
  SVUL IV (0.60% Fee Rate)                       9/20/04      10.40      12.06        3,490       42,077   15.98%
American Funds Growth Class 2                                                                                         0.19%
  SVUL (0.80% Fee Rate)                                        7.59       8.47      396,857    3,360,913   11.60%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   7.59       8.47    2,759,170   23,367,833   11.60%
  SVUL III (0.80% Fee Rate)                                   13.02      14.53      330,980    4,809,285   11.60%
  SVUL IV (0.60% Fee Rate)                       9/20/04      10.20      11.23       22,522      252,850   10.08%

Lincoln Life Flexible Premium Variable Life Account R

                                                           Unit Value Unit Value                                   Investment
                                              Commencement Beginning  End of     Units                   Total     Income
Subaccount                                    Date(1)      of Period  Period     Outstanding Net Assets  Return(2) Ratio(3)
-----------------------------------------------------------------------------------------------------------------------------
American Funds Growth-Income Class 2                                                                                  0.95%
  SVUL (0.80% Fee Rate)                                      $11.29     $12.36      223,259  $ 2,758,885    9.50%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  11.29      12.36    1,520,049   18,787,388    9.50%
  SVUL III (0.80% Fee Rate)                                   12.34      13.51      291,863    3,943,920    9.50%
  SVUL IV (0.60% Fee Rate)                       9/20/04      10.19      10.95       18,371      201,237    7.52%
American Funds International Class 2                                                                                  1.56%
  SVUL (0.80% Fee Rate)                                       10.98      12.99       46,751      607,417   18.37%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                  11.58      13.71      231,311    3,171,423   18.37%
  SVUL III (0.80% Fee Rate)                                   12.90      15.26      114,586    1,749,137   18.37%
  SVUL IV (0.60% Fee Rate)                      10/19/04      10.45      11.67        8,184       95,489   11.68%
Baron Capital Asset                                                                                                     --
  SVUL (0.80% Fee Rate)                                       13.34      16.63      110,402    1,835,728   24.64%
  SVUL II (0.80% Fee Rate)                                    11.44      14.26      224,166    3,196,711   24.64%
Delaware VIPT Diversified Income                                                                                        --
  SVUL (0.80% Fee Rate)                          6/21/04      10.14      11.01        7,173       78,966    8.54%
  SVUL II and SVUL II Elite (0.80% Fee Rate)     7/29/04      10.19      11.01        8,510       93,685    8.01%
  SVUL III (0.80% Fee Rate)                      6/18/04      10.13      11.01       21,627      238,089    8.66%
  SVUL IV (0.60% Fee Rate)                      12/21/04      10.73      10.77          102        1,096    0.41%
Delaware VIPT Emerging Markets                                                                                        2.68%
  SVUL I (0.80% Fee Rate)                                     15.71      20.80       49,115    1,021,568   32.41%
  SVUL (0.80% Fee Rate)                                       16.90      22.38       40,426      904,675   32.41%
  SVUL II (0.80% Fee Rate)                                    15.35      20.32       84,378    1,714,631   32.41%
  SVUL III (0.80% Fee Rate)                      7/28/04      10.83      13.92        3,653       50,865   28.57%
  SVUL IV (0.60% Fee Rate)                      12/10/04      12.03      12.79          732        9,360    6.27%
Delaware VIPT High Yield                                                                                              5.68%
  SVUL (0.80% Fee Rate)                                        9.62      10.90       61,873      674,559   13.34%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  10.95      12.41      234,408    2,909,395   13.34%
  SVUL III (0.80% Fee Rate)                                   13.99      15.86      148,086    2,348,044   13.34%
  SVUL IV (0.60% Fee Rate)                      10/19/04      10.43      10.92        2,408       26,302    4.68%
Delaware VIPT REIT                                                                                                    1.91%
  SVUL (0.80% Fee Rate)                                       17.83      23.23       48,393    1,124,312   30.33%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  17.52      22.83      257,747    5,884,597   30.33%
  SVUL III (0.80% Fee Rate)                                   13.12      17.10       85,146    1,456,231   30.33%
  SVUL IV (0.60% Fee Rate)                       9/20/04      10.68      12.28        3,425       42,053   14.95%
Delaware VIPT Small Cap Value                                                                                         0.19%
  SVUL I (0.80% Fee Rate)                                     15.72      18.95      223,565    4,235,840   20.51%
  SVUL (0.80% Fee Rate)                                       16.23      19.56      120,132    2,349,235   20.51%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  17.12      20.63      501,325   10,342,009   20.51%
  SVUL III (0.80% Fee Rate)                                   13.56      16.34      140,704    2,298,954   20.51%
  SVUL IV (0.60% Fee Rate)                      11/10/04      11.16      11.93       10,352      123,553    6.98%
Delaware VIPT Trend                                                                                                     --
  SVUL I (0.80% Fee Rate)                                     15.39      17.20      177,369    3,050,110   11.71%
  SVUL (0.80% Fee Rate)                                       12.87      14.37      139,974    2,011,842   11.71%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   7.33       8.19      813,929    6,663,611   11.71%
  SVUL III (0.80% Fee Rate)                                   13.18      14.72       68,023    1,001,474   11.71%
  SVUL IV (0.60% Fee Rate)                       12/7/04      11.04      11.45        2,231       25,536    3.71%
Delaware VIPT U.S. Growth                                                                                             0.13%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   9.37       9.61       12,731      122,302    2.48%
  SVUL III (0.80% Fee Rate)                                   11.22      11.49        5,861       67,367    2.48%
Delaware VIPT Value                                                                                                   1.44%
  SVUL (0.80% Fee Rate)                                       10.36      11.81       20,506      242,208   14.02%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                  10.63      12.12       89,383    1,083,273   14.02%
  SVUL III (0.80% Fee Rate)                                   11.64      13.27       61,343      814,258   14.02%
  SVUL IV (0.60% Fee Rate)                      12/21/04      11.06      11.17           79          878    0.97%
Fidelity VIP Asset Manager                                                                                            3.03%
  SVUL I (0.80% Fee Rate)                                     11.24      11.77       58,993      694,055    4.63%
Fidelity VIP Contrafund Service Class                                                                                 0.24%
  SVUL (0.80% Fee Rate)                                       10.55      12.07      412,386    4,978,892   14.42%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   9.22      10.55      824,124    8,694,512   14.42%
  SVUL III (0.80% Fee Rate)                                   12.09      13.83      122,118    1,688,753   14.42%
  SVUL IV (0.60% Fee Rate)                       9/20/04      10.29      11.33          634        7,183   10.17%
Fidelity VIP Equity-Income                                                                                            1.30%
  SVUL I (0.80% Fee Rate)                                     11.66      12.90      350,009    4,516,345   10.64%

Lincoln Life Flexible Premium Variable Life Account R

                                                           Unit Value Unit Value                                  Investment
                                              Commencement Beginning  End of     Units                  Total     Income
Subaccount                                    Date(1)      of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Service Class                                                                             1.32%
  SVUL II Elite (0.80% Fee Rate)                             $10.98     $12.13     116,066   $1,408,038   10.49%
  SVUL III (0.80% Fee Rate)                                   12.07      13.34      48,245      643,601   10.49%
  SVUL IV (0.60% Fee Rate)                      11/24/04      10.74      11.04       3,766       41,562    2.79%
Fidelity VIP Growth Service Class                                                                                    0.16%
  SVUL (0.80% Fee Rate)                                        6.32       6.48     181,320    1,174,733    2.44%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   6.32       6.48     643,643    4,170,238    2.44%
  SVUL III (0.80% Fee Rate)                                   11.98      12.27      72,926      894,885    2.44%
  SVUL IV (0.60% Fee Rate)                       12/7/04      10.61      10.85         513        5,572    2.31%
Fidelity VIP Growth Opportunities Service
 Class                                                                                                               0.50%
  SVUL (0.80% Fee Rate)                                        6.98       7.42      92,319      684,732    6.21%
  SVUL II (0.80% Fee Rate)                                     7.21       7.65      90,345      691,562    6.21%
Fidelity VIP High Income Service Class                                                                               7.53%
  SVUL (0.80% Fee Rate)                                        9.13       9.91      42,299      419,284    8.60%
  SVUL II (0.80% Fee Rate)                                     9.13       9.91     245,051    2,429,250    8.60%
Fidelity VIP Investment Grade Bond                                                                                   3.97%
  SVUL I (0.80% Fee Rate)                                     13.95      14.45     263,474    3,807,332    3.62%
Fidelity VIP Overseas Service Class                                                                                  0.87%
  SVUL (0.80% Fee Rate)                                       11.17      12.58      10,898      137,084   12.58%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                  11.65      13.11      58,270      763,965   12.58%
  SVUL III (0.80% Fee Rate)                                   12.61      14.20      38,209      542,393   12.58%
  SVUL IV (0.60% Fee Rate)                      11/30/04      11.37      11.78         657        7,736    3.63%
FTVIPT Franklin Small Cap                                                                                              --
  SVUL (0.80% Fee Rate)                                       10.54      11.68       3,734       43,618   10.81%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                  10.96      12.15     105,853    1,285,872   10.81%
  SVUL III (0.80% Fee Rate)                                   13.13      14.55      47,640      693,137   10.81%
  SVUL IV (0.60% Fee Rate)                      11/30/04      10.98      11.28         223        2,519    2.78%
FTVIPT Templeton Foreign Securities                                                                                  1.10%
  SVUL I (0.80% Fee Rate)                                     10.16      11.98     321,286    3,848,019   17.93%
FTVIPT Templeton Foreign Securities Class 2                                                                          1.07%
  SVUL (0.80% Fee Rate)                                        9.63      11.33     116,192    1,316,052   17.58%
  SVUL II (0.80% Fee Rate)                                     9.05      10.64     290,607    3,092,051   17.58%
FTVIPT Templeton Global Asset Allocation                                                                             3.00%
  SVUL I (0.80% Fee Rate)                                     13.37      15.38     124,082    1,908,543   15.01%
FTVIPT Templeton Growth Securities                                                                                   1.25%
  SVUL I (0.80% Fee Rate)                                     13.23      15.26      87,973    1,342,286   15.32%
  SVUL II Elite (0.80% Fee Rate)                              11.12      12.82     107,901    1,383,121   15.32%
  SVUL III (0.80% Fee Rate)                                   11.95      13.78      63,124      869,659   15.32%
  SVUL IV (0.60% Fee Rate)                       9/20/04      10.23      11.42       3,669       41,891   11.61%
FTVIPT Templeton Growth Securities Class 2                                                                           1.21%
  SVUL (0.80% Fee Rate)                                       12.73      14.65      70,571    1,033,912   15.10%
  SVUL II (0.80% Fee Rate)                                    10.89      12.54      92,421    1,158,753   15.10%
Janus Aspen Series Balanced                                                                                          2.29%
  SVUL (0.80% Fee Rate)                                       10.95      11.79     429,731    5,066,499    7.66%
  SVUL II (0.80% Fee Rate)                                     9.60      10.33     463,277    4,786,591    7.66%
Janus Aspen Series Balanced Service Shares                                                                           2.61%
  SVUL II Elite (0.80% Fee Rate)                              10.69      11.48      79,630      914,304    7.43%
  SVUL III (0.80% Fee Rate)                                   10.99      11.81      42,176      498,139    7.43%
  SVUL IV (0.60% Fee Rate)                      11/10/04      10.44      10.82       1,484       16,052    3.59%
Janus Aspen Series Global Technology
 Service Shares                                                                                                        --
  SVUL (0.80% Fee Rate)                                        3.57       3.56       8,164       29,079   (0.23)%
  SVUL II (0.80% Fee Rate)                                     3.57       3.56     339,073    1,207,644   (0.23)%
Janus Aspen Series Mid Cap Growth Service
 Shares                                                                                                                --
  SVUL (0.80% Fee Rate)                                       10.91      13.04       2,533       33,039   19.52%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   9.75      11.66      43,167      503,119   19.52%
  SVUL III (0.80% Fee Rate)                                   12.64      15.11      33,386      504,436   19.52%
  SVUL IV (0.60% Fee Rate)                      11/10/04      11.04      11.88       1,621       19,257    7.55%
Janus Aspen Series Worldwide Growth                                                                                  1.00%
  SVUL (0.80% Fee Rate)                                        8.83       9.17     316,469    2,903,285    3.94%
  SVUL II (0.80% Fee Rate)                                     5.62       5.84     818,393    4,780,859    3.94%

Lincoln Life Flexible Premium Variable Life Account R

                                                           Unit Value Unit Value                                   Investment
                                              Commencement Beginning  End of     Units                   Total     Income
Subaccount                                    Date(1)      of Period  Period     Outstanding Net Assets  Return(2) Ratio(3)
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Worldwide Growth
 Service Shares                                                                                                       1.04%
  SVUL II Elite (0.80% Fee Rate)                             $ 9.69     $10.05      103,915  $ 1,044,453    3.69%
  SVUL III (0.80% Fee Rate)                                   11.06      11.47       67,940      779,000    3.69%
Lincoln VIPT Aggressive Growth                                                                                          --
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   9.95      11.22        3,425       38,440   12.76%
  SVUL III (0.80% Fee Rate)                                   11.99      13.52        1,068       14,441   12.76%
Lincoln VIPT Bond                                                                                                     4.22%
  SVUL (0.80% Fee Rate)                                       13.68      14.29      318,472    4,549,972    4.46%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  13.72      14.33    1,159,720   16,619,704    4.46%
  SVUL III (0.80% Fee Rate)                                   11.19      11.69      341,393    3,989,423    4.46%
  SVUL IV (0.60% Fee Rate)                      10/19/04      10.30      10.37       19,282      200,007    0.68%
Lincoln VIPT Capital Appreciation                                                                                       --
  SVUL (0.80% Fee Rate)                                        7.55       7.88      119,175      939,416    4.44%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   5.57       5.82      233,087    1,356,437    4.44%
  SVUL III (0.80% Fee Rate)                                   11.92      12.45          552        6,881    4.44%
  SVUL IV (0.60% Fee Rate)                      12/22/04      10.76      10.86          175        1,897    0.88%
Lincoln VIPT Equity-Income                                                                                            1.12%
  SVUL (0.80% Fee Rate)                                       10.89      11.86       42,999      509,802    8.89%
  SVUL II (0.80% Fee Rate)                                    11.08      12.07      222,795    2,688,787    8.89%
Lincoln VIPT Global Asset Allocation                                                                                  1.68%
  SVUL (0.80% Fee Rate)                                        9.68      10.90        9,310      101,455   12.64%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   9.25      10.42       44,792      466,718   12.64%
  SVUL III (0.80% Fee Rate)                                   11.40      12.84        8,282      106,335   12.64%
  SVUL IV (0.60% Fee Rate)                      11/24/04      11.00      11.35        9,600      108,973    3.16%
Lincoln VIPT International                                                                                            1.57%
  SVUL (0.80% Fee Rate)                                       11.60      13.91       32,847      456,941   19.97%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                  12.69      15.22      134,027    2,040,211   19.97%
  SVUL III (0.80% Fee Rate)                                   13.08      15.69       32,028      502,484   19.97%
  SVUL IV (0.60% Fee Rate)                      11/30/04      11.26      11.74          668        7,842    4.33%
Lincoln VIPT Money Market                                                                                             0.85%
  SVUL I (0.80% Fee Rate)                                     11.59      11.60      175,525    2,035,820    0.08%
  SVUL (0.80% Fee Rate)                                       11.18      11.19      122,829    1,374,193    0.08%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  10.75      10.76    1,121,821   12,065,498    0.08%
  SVUL III (0.80% Fee Rate)                                   10.00      10.01      294,154    2,944,729    0.08%
  SVUL IV (0.60% Fee Rate)                       9/17/04      10.00      10.03       69,838      700,352    0.24%
Lincoln VIPT Social Awareness                                                                                         1.05%
  SVUL (0.80% Fee Rate)                                        9.25      10.34       12,235      126,460   11.80%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   8.12       9.07       24,542      222,698   11.80%
  SVUL III (0.80% Fee Rate)                                   12.26      13.71        7,503      102,831   11.80%
  SVUL IV (0.60% Fee Rate)                      12/22/04      11.20      11.26          461        5,194    0.55%
M Fund Brandes International Equity                                                                                   1.34%
  SVUL III (0.80% Fee Rate)                                   14.38      17.69       49,248      871,224   23.01%
M Fund Frontier Capital Appreciation                                                                                    --
  SVUL III (0.80% Fee Rate)                                   14.06      15.25       29,268      446,222    8.46%
M Fund Turner Core Growth                                                                                             0.27%
  SVUL III (0.80% Fee Rate)                                   12.48      13.76       21,753      299,396   10.30%
MFS VIT Capital Opportunities                                                                                         0.36%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   9.45      10.54       26,388      278,149   11.57%
  SVUL III (0.80% Fee Rate)                                   11.61      12.96       22,085      286,143   11.57%
MFS VIT Emerging Growth                                                                                                 --
  SVUL I (0.80% Fee Rate)                                      8.96      10.04      144,124    1,446,759   12.06%
  SVUL (0.80% Fee Rate)                                        7.37       8.26      250,707    2,069,980   12.06%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   4.50       5.04      544,642    2,746,850   12.06%
  SVUL III (0.80% Fee Rate)                                   11.77      13.19        7,545       99,537   12.06%
MFS VIT Total Return                                                                                                  1.59%
  SVUL I (0.80% Fee Rate)                                     13.20      14.58      179,050    2,609,783   10.43%
  SVUL (0.80% Fee Rate)                                       12.22      13.49      377,507    5,094,396   10.43%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  12.25      13.53      648,053    8,769,304   10.43%
  SVUL III (0.80% Fee Rate)                                   11.41      12.60       66,533      837,993   10.43%
  SVUL IV (0.60% Fee Rate)                      11/16/04      10.63      10.95        5,804       63,522    3.00%

Lincoln Life Flexible Premium Variable Life Account R

                                                           Unit Value Unit Value                                   Investment
                                              Commencement Beginning  End of     Units                   Total     Income
Subaccount                                    Date(1)      of Period  Period     Outstanding Net Assets  Return(2) Ratio(3)
-----------------------------------------------------------------------------------------------------------------------------
MFS VIT Utilities                                                                                                     1.41%
  SVUL I (0.80% Fee Rate)                                    $11.55     $14.92      126,095  $ 1,881,531   29.16%
  SVUL (0.80% Fee Rate)                                       10.04      12.96       93,476    1,211,912   29.16%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   7.85      10.14      428,780    4,348,743   29.16%
  SVUL III (0.80% Fee Rate)                                   13.80      17.82       35,095      625,415   29.16%
  SVUL IV (0.60% Fee Rate)                      10/19/04      10.80      12.27        2,146       26,323   13.54%
NB AMT Mid-Cap Growth                                                                                                   --
  SVUL (0.80% Fee Rate)                                        9.21      10.62      136,640    1,451,722   15.38%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   5.67       6.54      766,418    5,011,501   15.38%
  SVUL III (0.80% Fee Rate)                                   11.70      13.50       62,205      839,752   15.38%
  SVUL IV (0.60% Fee Rate)                       9/20/04      10.13      11.50       12,894      148,247   13.52%
NB AMT Partners                                                                                                       0.01%
  SVUL (0.80% Fee Rate)                                        9.24      10.90       50,161      546,762   18.03%
  SVUL II (0.80% Fee Rate)                                     9.88      11.66       89,748    1,046,772   18.03%
NB AMT Regency                                                                                                        0.03%
  SVUL (0.80% Fee Rate)                                       11.47      13.93       16,648      231,869   21.39%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                  12.54      15.23      152,076    2,315,736   21.39%
  SVUL III (0.80% Fee Rate)                                   12.56      15.25       30,353      462,820   21.39%
  SVUL IV (0.60% Fee Rate)                       9/20/04      10.20      11.60        1,241       14,394   13.70%
PIMCO VIT OPCAP Global Equity                                                                                         0.52%
  SVUL I (0.80% Fee Rate)                                     11.67      13.03       35,715      465,456   11.64%
PIMCO VIT OPCAP Managed                                                                                               1.31%
  SVUL I (0.80% Fee Rate)                                     10.41      11.44       80,870      925,388    9.88%
Putnam VT Growth & Income Class IB                                                                                    1.59%
  SVUL (0.80% Fee Rate)                                       10.37      11.43        5,521       63,111   10.22%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                  10.35      11.40       62,560      713,492   10.23%
  SVUL III (0.80% Fee Rate)                                   11.80      13.01        2,217       28,835   10.23%
Putnam VT Health Sciences Class IB                                                                                    0.17%
  SVUL (0.80% Fee Rate)                                       10.04      10.67          957       10,209    6.27%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   9.35       9.94       22,254      221,221    6.27%
  SVUL III (0.80% Fee Rate)                                   11.19      11.90       16,477      196,007    6.27%
Scudder VIT EAFE Equity Index                                                                                         2.36%
  SVUL (0.80% Fee Rate)                                        7.93       9.36       25,677      240,458   18.12%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   6.76       7.98      264,294    2,108,989   18.12%
  SVUL III (0.80% Fee Rate)                                   11.82      13.96       25,265      352,750   18.12%
  SVUL IV (0.60% Fee Rate)                      11/16/04      11.12      11.82       28,522      337,167    6.28%
Scudder VIT Equity 500 Index                                                                                          1.09%
  SVUL I (0.80% Fee Rate)                                     10.21      11.20      722,444    8,091,758    9.71%
  SVUL (0.80% Fee Rate)                                        8.47       9.29      582,741    5,413,955    9.71%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   7.69       8.43    2,068,938   17,446,697    9.71%
  SVUL III (0.80% Fee Rate)                                   11.80      12.94      365,901    4,735,891    9.71%
  SVUL IV (0.60% Fee Rate)                       11/4/04      10.57      11.04       31,583      348,743    4.51%
Scudder VIT Small Cap Index                                                                                           0.43%
  SVUL (0.80% Fee Rate)                                       12.61      14.73       45,610      671,946   16.82%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  10.79      12.61      258,207    3,255,368   16.82%
  SVUL III (0.80% Fee Rate)                                   13.91      16.25       66,649    1,083,319   16.82%
  SVUL IV (0.60% Fee Rate)                      11/16/04      11.22      11.83       22,066      261,037    5.44%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement dates noted.
(2) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account value. The total return is not annualized.
(3) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Lincoln Life Flexible Premium Variable Life Account R

3. Condensed Financial Information (continued)

A summary of the unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for the year or period ended December 31, 2003 follows. The fee rates below represent annualized contract expenses of the separate account, consisting primarily of mortality and expense guarantee charges.

                                                           Unit Value Unit Value                                   Investment
                                              Commencement Beginning  End of     Units                   Total     Income
Subaccount                                    Date(1)      of Period  Period     Outstanding Net Assets  Return(2) Ratio(3)
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                                                                           --
  SVUL I (0.80% Fee Rate)                                    $ 7.97     $10.23      130,550  $ 1,336,093   28.49%
AIM V.I. Diversified Income                                                                                           6.36%
  SVUL I (0.80% Fee Rate)                                     10.08      10.92       95,016    1,037,860    8.37%
AIM V.I. Growth                                                                                                         --
  SVUL I (0.80% Fee Rate)                                      5.53       7.20      388,016    2,793,821   30.19%
  SVUL (0.80% Fee Rate)                                        4.42       5.75      686,049    3,947,743   30.19%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   3.31       4.31    1,148,154    4,947,975   30.19%
  SVUL III (0.80% Fee Rate)                     01/09/03       9.72      11.92       40,826      486,490   22.62%
AIM V.I. International Growth                                                                                         0.60%
  SVUL (0.80% Fee Rate)                                        7.06       9.04       68,304      617,285   28.03%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   5.05       6.47      248,232    1,606,438   28.03%
  SVUL III (0.80% Fee Rate)                                    9.14      11.70       55,280      646,706   28.03%
AIM V.I. Premier Equity                                                                                               0.31%
  SVUL I (0.80% Fee Rate)                                      7.62       9.45      309,437    2,924,686   24.08%
  SVUL (0.80% Fee Rate)                                        6.02       7.47      609,073    4,549,523   24.08%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   4.82       5.98    1,090,438    6,520,070   24.08%
  SVUL III (0.80% Fee Rate)                                    9.14      11.34        8,317       94,290   24.08%
ABVPSF Growth and Income                                                                                              0.97%
  SVUL (0.80% Fee Rate)                                        8.08      10.63       20,429      217,066   31.45%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   8.03      10.55      343,329    3,621,713   31.45%
  SVUL III (0.80% Fee Rate)                     01/17/03       9.61      12.18       36,036      439,018   26.77%
ABVPSF Premier Growth                                                                                                   --
  SVUL (0.80% Fee Rate)                                        8.09       9.93        1,615       16,026   22.68%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   7.60       9.32       41,612      387,854   22.68%
  SVUL III (0.80% Fee Rate)                                    8.90      10.92       14,780      161,374   22.68%
ABVPSF Small Cap Value                                                                                                0.58%
  SVUL (0.80% Fee Rate)                                        8.41      11.79       14,626      172,476   40.14%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                  10.18      14.27      113,844    1,624,869   40.14%
  SVUL III (0.80% Fee Rate)                     01/02/03      10.04      13.63       27,964      381,258   35.86%
ABVPSF Technology                                                                                                       --
  SVUL (0.80% Fee Rate)                         03/21/03       7.47       9.99        8,344       83,396   33.86%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   6.71       9.59       48,993      469,693   42.93%
  SVUL III (0.80% Fee Rate)                                    8.74      12.49       34,213      427,238   42.94%
American Funds Global Small Capitalization
 Class 2                                                                                                              0.58%
  SVUL (0.80% Fee Rate)                                        5.38       8.19       18,898      154,728   52.31%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   5.38       8.19      280,050    2,293,240   52.31%
  SVUL III (0.80% Fee Rate)                                    9.58      14.59       22,771      332,128   52.31%
American Funds Growth Class 2                                                                                         0.12%
  SVUL (0.80% Fee Rate)                                        5.59       7.59      347,690    2,638,456   35.72%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   5.59       7.59    2,567,603   19,485,047   35.72%
  SVUL III (0.80% Fee Rate)                                    9.59      13.02      115,276    1,500,903   35.72%
American Funds Growth-Income Class 2                                                                                  1.14%
  SVUL (0.80% Fee Rate)                                        8.59      11.29      162,745    1,836,707   31.37%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   8.59      11.29    1,391,862   15,711,246   31.37%
  SVUL III (0.80% Fee Rate)                                    9.39      12.34      120,728    1,489,919   31.37%
American Funds International Class 2                                                                                  1.71%
  SVUL (0.80% Fee Rate)                                        8.20      10.98       16,312      179,050   33.78%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   8.66      11.58      179,169    2,075,359   33.78%
  SVUL III (0.80% Fee Rate)                                    9.64      12.90       51,715      666,922   33.78%
Baron Capital Asset                                                                                                     --
  SVUL (0.80% Fee Rate)                                       10.34      13.34       88,393    1,179,231   28.98%
  SVUL II (0.80% Fee Rate)                                     8.87      11.44      177,564    2,031,601   28.98%
M Fund Brandes International Equity                                                                                   0.91%
  SVUL III (0.80% Fee Rate)                     09/30/03      12.12      14.38       24,119      346,867   18.68%

Lincoln Life Flexible Premium Variable Life Account R

                                                           Unit Value Unit Value                                  Investment
                                              Commencement Beginning  End of     Units                  Total     Income
Subaccount                                    Date(1)      of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
----------------------------------------------------------------------------------------------------------------------------
Delaware VIPT Devon                                                                                                  1.38%
Delaware VIPT Emerging Markets                                                                                       2.36%
  SVUL I (0.80% Fee Rate)                                    $ 9.28     $15.71      43,882   $  689,347   69.19%
  SVUL (0.80% Fee Rate)                                        9.99      16.90      37,715      637,414   69.19%
  SVUL II (0.80% Fee Rate)                                     9.07      15.35      39,580      607,432   69.19%
Delaware VIPT High Yield                                                                                             4.66%
  SVUL (0.80% Fee Rate)                                        7.53       9.62      79,476      764,518   27.72%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   8.57      10.95     225,506    2,469,598   27.72%
  SVUL III (0.80% Fee Rate)                                   10.95      13.99     101,066    1,413,945   27.72%
Delaware VIPT Value                                                                                                  1.17%
  SVUL (0.80% Fee Rate)                                        8.14      10.36      13,184      136,578   27.27%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   8.35      10.63      59,057      627,778   27.27%
  SVUL III (0.80% Fee Rate)                                    9.15      11.64      42,590      495,832   27.27%
Delaware VIPT REIT                                                                                                   2.39%
  SVUL (0.80% Fee Rate)                                       13.41      17.83      29,459      525,129   32.96%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  13.18      17.52     237,317    4,157,213   32.96%
  SVUL III (0.80% Fee Rate)                                    9.87      13.12      44,431      583,040   32.96%
Delaware VIPT Small Cap Value                                                                                        0.38%
  SVUL I (0.80% Fee Rate)                                     11.16      15.72     252,376    3,967,762   40.85%
  SVUL (0.80% Fee Rate)                                       11.52      16.23     113,731    1,845,483   40.85%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  12.15      17.12     472,169    8,082,474   40.85%
  SVUL III (0.80% Fee Rate)                                    9.63      13.56      91,142    1,235,667   40.85%
Delaware VIPT Trend                                                                                                    --
  SVUL I (0.80% Fee Rate)                                     11.49      15.39     182,115    2,803,484   34.02%
  SVUL (0.80% Fee Rate)                                        9.60      12.87     150,056    1,930,698   34.02%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   5.47       7.33     862,782    6,323,230   34.02%
  SVUL III (0.80% Fee Rate)                                    9.83      13.18      29,994      395,307   34.02%
Delaware VIPT U.S. Growth                                                                                            0.12%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   7.64       9.37      22,372      209,724   22.77%
  SVUL III (0.80% Fee Rate)                     03/03/03       8.90      11.22         292        3,275   25.99%
Fidelity VIP Asset Manager                                                                                           3.64%
  SVUL I (0.80% Fee Rate)                                      9.61      11.24      61,727      694,096   17.04%
Fidelity VIP Contrafund Service Class                                                                                0.34%
  SVUL (0.80% Fee Rate)                                        8.29      10.55     394,308    4,160,640   27.33%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   7.24       9.22     731,290    6,742,785   27.33%
  SVUL III (0.80% Fee Rate)                                    9.49      12.09      54,091      653,744   27.33%
Fidelity VIP Equity-Income                                                                                           1.72%
  SVUL I (0.80% Fee Rate)                                      9.02      11.66     305,328    3,560,891   29.29%
Fidelity VIP Equity-Income Service Class                                                                             1.32%
  SVUL II Elite (0.80% Fee Rate)                               8.50      10.98     111,439    1,223,502   29.18%
  SVUL III (0.80% Fee Rate)                                    9.35      12.07      25,358      306,149   29.18%
Fidelity VIP Growth Service Class                                                                                    0.17%
  SVUL (0.80% Fee Rate)                                        4.80       6.32     129,302      817,764   31.72%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   4.80       6.32     664,280    4,201,431   31.72%
  SVUL III (0.80% Fee Rate)                                    9.09      11.98      43,820      524,903   31.72%
Fidelity VIP Growth Opportunities Service
 Class                                                                                                               0.65%
  SVUL (0.80% Fee Rate)                                        5.43       6.98     111,983      782,059   28.63%
  SVUL II (0.80% Fee Rate)                                     5.60       7.21      86,692      624,824   28.63%
Fidelity VIP High Income Service Class                                                                               5.93%
  SVUL (0.80% Fee Rate)                                        7.25       9.13      28,207      257,462   25.96%
  SVUL II (0.80% Fee Rate)                                     7.25       9.13     215,828    1,970,208   25.96%
Fidelity VIP Investment Grade Bond                                                                                   3.98%
  SVUL I (0.80% Fee Rate)                                     13.36      13.95     266,893    3,721,885    4.37%
Fidelity VIP Overseas Service Class                                                                                  0.39%
  SVUL (0.80% Fee Rate)                                        7.86      11.17       5,070       56,648   42.07%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   8.20      11.65      48,971      570,320   42.07%
  SVUL III (0.80% Fee Rate)                     01/02/03       9.04      12.61      17,797      224,394   39.52%
M Fund Frontier Capital Appreciation                                                                                   --
  SVUL III (0.80% Fee Rate)                     09/30/03      11.93      14.06      12,300      172,902   17.85%

Lincoln Life Flexible Premium Variable Life Account R

                                                           Unit Value Unit Value                                   Investment
                                              Commencement Beginning  End of     Units                   Total     Income
Subaccount                                    Date(1)      of Period  Period     Outstanding Net Assets  Return(2) Ratio(3)
-----------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Small Cap                                                                                               --
  SVUL (0.80% Fee Rate)                                      $ 7.72     $10.54        2,486  $    26,205   36.52%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   8.03      10.96       83,750      918,119   36.51%
  SVUL III (0.80% Fee Rate)                                    9.62      13.13       30,520      400,709   36.51%
FTVIPT Templeton Foreign Securities                                                                                   1.85%
  SVUL I (0.80% Fee Rate)                                      7.72      10.16      314,188    3,190,999   31.50%
FTVIPT Templeton Foreign Securities
 Class 2                                                                                                              1.72%
  SVUL (0.80% Fee Rate)                                        7.34       9.63      113,011    1,088,597   31.16%
  SVUL II (0.80% Fee Rate)                                     6.90       9.05      259,632    2,349,356   31.16%
FTVIPT Templeton Global Asset Allocation                                                                              2.75%
  SVUL I (0.80% Fee Rate)                                     10.19      13.37       99,682    1,333,110   31.26%
FTVIPT Templeton Growth Securities                                                                                    1.55%
  SVUL I (0.80% Fee Rate)                                     10.06      13.23       94,912    1,255,783   31.57%
  SVUL II Elite (0.80% Fee Rate)                               8.45      11.12       93,350    1,037,634   31.57%
  SVUL III (0.80% Fee Rate)                                    9.08      11.95       35,727      426,815   31.57%
FTVIPT Templeton Growth Securities
 Class 2                                                                                                              1.54%
  SVUL (0.80% Fee Rate)                                        9.71      12.73       47,137      599,977   31.08%
  SVUL II (0.80% Fee Rate)                                     8.31      10.89       87,097      948,735   31.08%
Janus Aspen Series Balanced                                                                                           2.22%
  SVUL (0.80% Fee Rate)                                        9.68      10.95      438,712    4,804,254   13.14%
  SVUL II (0.80% Fee Rate)                                     8.48       9.60      498,020    4,779,342   13.14%
Janus Aspen Series Balanced Service Shares                                                                            1.86%
  SVUL II Elite (0.80% Fee Rate)                               9.47      10.69       76,675      819,506   12.82%
  SVUL III (0.80% Fee Rate)                                    9.75      10.99        9,454      103,942   12.82%
Janus Aspen Series Global Technology
 Service Shares                                                                                                         --
  SVUL (0.80% Fee Rate)                                        2.46       3.57       25,409       90,718   45.31%
  SVUL II (0.80% Fee Rate)                                     2.46       3.57      354,105    1,264,150   45.31%
Janus Aspen Series Mid Cap Growth Service
 Shares                                                                                                                 --
  SVUL (0.80% Fee Rate)                         11/03/03      10.62      10.91          909        9,923    2.70%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   7.29       9.75       34,501      336,470   33.69%
  SVUL III (0.80% Fee Rate)                     01/02/03       9.72      12.64       20,050      253,476   30.12%
Janus Aspen Series Worldwide Growth                                                                                   1.13%
  SVUL (0.80% Fee Rate)                                        7.18       8.83      361,599    3,191,420   23.00%
  SVUL II (0.80% Fee Rate)                                     4.57       5.62      918,267    5,160,731   23.00%
Janus Aspen Series Worldwide Growth
 Service Shares                                                                                                       0.89%
  SVUL II Elite (0.80% Fee Rate)                               7.90       9.69       97,223      942,382   22.70%
  SVUL III (0.80% Fee Rate)                                    9.01      11.06       11,625      128,543   22.69%
Lincoln VIPT Aggressive Growth                                                                                          --
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   7.57       9.95        1,788       17,800   31.57%
  SVUL III (0.80% Fee Rate)                     01/17/03       9.32      11.99          308        3,699   28.68%
Lincoln VIPT Bond                                                                                                     4.38%
  SVUL (0.80% Fee Rate)                                       12.85      13.68      288,321    3,943,210    6.43%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  12.89      13.72    1,086,891   14,910,522    6.43%
  SVUL III (0.80% Fee Rate)                                   10.51      11.19      156,630    1,752,133    6.43%
Lincoln VIPT Capital Appreciation                                                                                       --
  SVUL (0.80% Fee Rate)                                        5.74       7.55      143,056    1,079,696   31.40%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   4.24       5.57      271,411    1,512,272   31.40%
  SVUL III (0.80% Fee Rate)                     03/21/03       9.44      11.92          373        4,452   26.28%
Lincoln VIPT Equity-Income                                                                                            1.01%
  SVUL (0.80% Fee Rate)                                        8.29      10.89       42,875      466,826   31.29%
  SVUL II (0.80% Fee Rate)                                     8.44      11.08      218,111    2,417,316   31.29%
Lincoln VIPT Global Asset Allocation                                                                                  3.02%
  SVUL (0.80% Fee Rate)                                        8.10       9.68        7,360       71,212   19.44%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   7.74       9.25       40,446      374,166   19.44%
  SVUL III (0.80% Fee Rate)                     07/14/03      10.63      11.40        4,656       53,073    7.24%

Lincoln Life Flexible Premium Variable Life Account R

                                                           Unit Value Unit Value                                   Investment
                                              Commencement Beginning  End of     Units                   Total     Income
Subaccount                                    Date(1)      of Period  Period     Outstanding Net Assets  Return(2) Ratio(3)
-----------------------------------------------------------------------------------------------------------------------------
Lincoln VIPT International                                                                                            3.18%
  SVUL (0.80% Fee Rate)                                      $ 8.25     $11.60       27,557  $   319,529   40.49%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   9.03      12.69       40,623      515,458   40.49%
  SVUL III (0.80% Fee Rate)                                    9.31      13.08        7,942      103,853   40.49%
Lincoln VIPT Money Market                                                                                             0.69%
  SVUL I (0.80% Fee Rate)                                     11.60      11.59      138,051    1,599,975   (0.12)%
  SVUL (0.80% Fee Rate)                                       11.19      11.18      272,138    3,042,364   (0.12)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  10.76      10.75    1,623,002   17,442,743   (0.12)%
  SVUL III (0.80% Fee Rate)                                   10.02      10.00      183,823    1,838,840   (0.12)%
Lincoln VIPT Social Awareness                                                                                         0.94%
  SVUL (0.80% Fee Rate)                                        7.07       9.25       15,149      140,062   30.81%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   6.20       8.12       14,694      119,256   30.81%
  SVUL III (0.80% Fee Rate)                     01/17/03       9.60      12.26        2,988       36,632   27.72%
MFS VIT Capital Opportunities                                                                                         0.25%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   7.48       9.45       19,095      180,401   26.37%
  SVUL III (0.80% Fee Rate)                                    9.19      11.61       22,171      257,487   26.37%
MFS VIT Emerging Growth                                                                                                 --
  SVUL I (0.80% Fee Rate)                                      6.93       8.96      149,152    1,336,101   29.19%
  SVUL (0.80% Fee Rate)                                        5.70       7.37      270,418    1,992,449   29.19%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   3.48       4.50      566,023    2,547,474   29.19%
  SVUL III (0.80% Fee Rate)                     03/24/03       9.16      11.77        1,141       13,431   28.55%
MFS VIT Total Return                                                                                                  1.70%
  SVUL I (0.80% Fee Rate)                                     11.44      13.20      181,391    2,394,100   15.40%
  SVUL (0.80% Fee Rate)                                       10.59      12.22      330,738    4,041,549   15.40%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                  10.62      12.25      599,210    7,342,271   15.40%
  SVUL III (0.80% Fee Rate)                                    9.88      11.41       38,614      440,393   15.40%
MFS VIT Utilities                                                                                                     2.20%
  SVUL I (0.80% Fee Rate)                                      8.57      11.55      123,993    1,432,441   34.81%
  SVUL (0.80% Fee Rate)                                        7.45      10.04       98,704      990,774   34.81%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   5.82       7.85      462,145    3,628,953   34.81%
  SVUL III (0.80% Fee Rate)                                   10.23      13.80       27,501      379,440   34.81%
NB AMT Mid-Cap Growth                                                                                                   --
  SVUL (0.80% Fee Rate)                                        7.25       9.21      134,522    1,238,691   27.05%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   4.46       5.67      758,174    4,296,711   27.05%
  SVUL III (0.80% Fee Rate)                                    9.21      11.70       24,102      282,001   27.05%
NB AMT Partners                                                                                                         --
  SVUL (0.80% Fee Rate)                                        6.89       9.24       51,571      476,274   34.01%
  SVUL II (0.80% Fee Rate)                                     7.37       9.88       70,547      697,157   34.01%
NB AMT Regency                                                                                                          --
  SVUL (0.80% Fee Rate)                                        8.51      11.47       12,372      141,961   34.76%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   9.31      12.54      100,054    1,255,153   34.76%
  SVUL III (0.80% Fee Rate)                                    9.32      12.56       15,025      188,737   34.76%
PIMCO VIT OPCAP Global Equity                                                                                         0.64%
  SVUL I (0.80% Fee Rate)                                      8.95      11.67       34,458      402,280   30.50%
PIMCO VIT OPCAP Managed                                                                                               1.96%
  SVUL I (0.80% Fee Rate)                                      8.62      10.41       82,247      856,502   20.78%
Putnam VT Growth & Income Class IB                                                                                    1.65%
  SVUL (0.80% Fee Rate)                                        8.21      10.37        5,452       56,536   26.37%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   8.19      10.35       56,110      580,593   26.37%
  SVUL III (0.80% Fee Rate)                     01/17/03       9.63      11.80        2,194       25,891   22.54%
Putnam VT Health Sciences Class IB                                                                                    0.21%
  SVUL (0.80% Fee Rate)                                        8.55      10.04          651        6,535   17.44%
  SVUL II Elite and SVUL II (0.80% Fee Rate)                   7.96       9.35       12,406      116,049   17.45%
  SVUL III (0.80% Fee Rate)                     03/19/03       9.58      11.19       16,183      181,153   16.89%
Scudder VIT EAFE Equity Index                                                                                         4.27%
  SVUL (0.80% Fee Rate)                                        5.99       7.93       28,625      226,948   32.29%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   5.11       6.76      257,225    1,737,757   32.29%
  SVUL III (0.80% Fee Rate)                                    8.94      11.82        4,818       56,950   32.29%

Lincoln Life Flexible Premium Variable Life Account R

                                                           Unit Value Unit Value                                   Investment
                                              Commencement Beginning  End of     Units                   Total     Income
Subaccount                                    Date(1)      of Period  Period     Outstanding Net Assets  Return(2) Ratio(3)
-----------------------------------------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index                                                                                          1.19%
  SVUL I (0.80% Fee Rate)                                    $ 8.03     $10.21      818,933  $ 8,360,580   27.14%
  SVUL (0.80% Fee Rate)                                        6.66       8.47      592,137    5,014,297   27.14%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   6.05       7.69    1,869,192   14,367,092   27.14%
  SVUL III (0.80% Fee Rate)                                    9.28      11.80      226,524    2,672,394   27.14%
Scudder VIT Small Cap Index                                                                                           0.85%
  SVUL (0.80% Fee Rate)                                        8.68      12.61       44,821      565,260   45.26%
  SVUL II and SVUL II Elite (0.80% Fee Rate)                   7.43      10.79      241,441    2,605,743   45.26%
  SVUL III (0.80% Fee Rate)                                    9.58      13.91       23,670      329,350   45.26%
M Fund Turner Core Growth                                                                                             0.19%
  SVUL III (0.80% Fee Rate)                     09/30/03      11.29      12.48       20,717      258,490   10.55%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement dates noted.
(2) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account value. The total return is not annualized.
(3) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Lincoln Life Flexible Premium Variable Life Account R

A summary of the unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for the year or period ended December 31, 2002 follows. The fee rates below represent annualized contract expenses of the separate account, consisting primarily of mortality and expense guarantee charges.

                                                   Unit Value Unit Value                                    Investment
                                                   Beginning  End of     Units                   Total      Income
Subaccount                                         of Period  Period     Outstanding Net Assets  Return(16) Ratio(17)
----------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                                                                    --
  SVUL I (0.80% Fee Rate)                            $10.61     $ 7.97      140,531  $ 1,119,348   (24.96)%
AIM V.I. Diversified Income                                                                                    8.50%
  SVUL I (0.80% Fee Rate)                              9.93      10.08       90,883      916,047     1.48%
AIM V.I. Growth                                                                                                  --
  SVUL I (0.80% Fee Rate)                              8.08       5.53      388,004    2,145,809   (31.52)%
  SVUL (0.80% Fee Rate)                                6.45       4.42      642,418    2,839,340   (31.52)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           4.83       3.31    1,135,551    3,758,715   (31.52)%
AIM V.I. International Growth                                                                                  0.58%
  SVUL (0.80% Fee Rate)                                8.44       7.06       80,794      570,285   (16.35)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           6.04       5.05      271,519    1,372,403   (16.35)%
  SVUL III (0.80% Fee Rate)(12)                        9.10       9.14        8,914       81,449     0.41%
AIM V.I. Premier Equity                                                                                        0.36%
  SVUL I (0.80% Fee Rate)                             11.01       7.62      328,958    2,505,718   (30.82)%
  SVUL (0.80% Fee Rate)                                8.70       6.02      616,366    3,710,396   (30.82)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           6.97       4.82    1,064,292    5,128,574   (30.82)%
  SVUL III (0.80% Fee Rate)(11)                        9.30       9.14          798        7,292    (1.76)%
American Funds Global Small Capitalization Class 2                                                             0.73%
  SVUL (0.80% Fee Rate)                                6.69       5.38       22,771      122,413   (19.70)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           6.70       5.38      221,450    1,190,637   (19.70)%
  SVUL III (0.80% Fee Rate)(11)                        9.45       9.58        8,365       80,111     1.38%
American Funds Growth Class 2                                                                                  0.04%
  SVUL (0.80% Fee Rate)                                7.46       5.59      258,459    1,445,148   (25.06)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           7.46       5.59    2,111,675   11,807,674   (25.06)%
  SVUL III (0.80% Fee Rate)(9)                         8.80       9.59       35,959      344,974     9.00%
American Funds Growth-Income Class 2                                                                           1.19%
  SVUL (0.80% Fee Rate)                               10.61       8.59      109,672      942,164   (18.99)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)          10.61       8.59    1,250,804   10,747,379   (18.99)%
  SVUL III (0.80% Fee Rate)(9)                         8.62       9.39       29,321      275,447     9.00%
American Funds International Class 2                                                                           2.37%
  SVUL (0.80% Fee Rate)(3)                            10.15       8.20       10,091       82,797   (19.18)%
  SVUL II Elite (0.80% Fee Rate)                      10.25       8.66      102,437      886,942   (15.52)%
  SVUL III (0.80% Fee Rate)(11)                        9.35       9.64          235        2,269     3.11%
ABVPSF Small Cap Value                                                                                         0.18%
  SVUL (0.80% Fee Rate)(1)                            10.20       8.41        8,116       68,297   (17.52)%
  SVUL II Elite (0.80% Fee Rate)                      10.94      10.18       81,016      825,126    (6.94)%
ABVPSF Growth and Income                                                                                       0.61%
  SVUL (0.80% Fee Rate)(2)                            10.17       8.08        9,366       75,713   (20.50)%
  SVUL II Elite (0.80% Fee Rate)                      10.38       8.03      219,482    1,761,352   (22.67)%
ABVPSF Premier Growth                                                                                            --
  SVUL (0.80% Fee Rate)(13)                            8.92       8.09        1,788       14,463    (9.34)%
  SVUL II Elite (0.80% Fee Rate)                      11.04       7.60       19,419      147,533   (31.20)%
  SVUL III (0.80% Fee Rate)(15)                        9.02       8.90        1,101        9,796    (1.38)%
ABVPSF Technology                                                                                                --
  SVUL II Elite (0.80% Fee Rate)                      11.60       6.71        7,239       48,550   (42.17)%
  SVUL III (0.80% Fee Rate)(11)                        8.39       8.74           92          800     4.08%
Baron Capital Asset                                                                                              --
  SVUL (0.80% Fee Rate)                               12.15      10.34       74,777      773,452   (14.88)%
  SVUL II (0.80% Fee Rate)                            10.42       8.87      168,266    1,492,679   (14.88)%
Delaware VIPT Devon                                                                                            0.81%
  SVUL (0.80% Fee Rate)                                7.21       5.55       12,250       67,993   (22.98)%
  SVUL II (0.80% Fee Rate)                             8.02       6.17       17,311      106,877   (22.98)%
Delaware VIPT Emerging Markets                                                                                 2.41%
  SVUL I (0.80% Fee Rate)                              8.90       9.28       31,734      294,642     4.34%
  SVUL (0.80% Fee Rate)                                9.57       9.99       32,858      328,240     4.34%
  SVUL II (0.80% Fee Rate)                             8.69       9.07       30,190      273,857     4.34%

Lincoln Life Flexible Premium Variable Life Account R

                                                    Unit Value Unit Value                                   Investment
                                                    Beginning  End of     Units                  Total      Income
Subaccount                                          of Period  Period     Outstanding Net Assets Return(16) Ratio(17)
----------------------------------------------------------------------------------------------------------------------
Delaware VIPT High Yield                                                                                       9.96%
  SVUL (0.80% Fee Rate)                               $ 7.46     $ 7.53      45,894   $  345,664     1.03%
  SVUL II and SVUL II Elite (0.80% Fee Rate)            8.49       8.57     132,902    1,139,595     1.03%
  SVUL III (0.80% Fee Rate)(9)                         10.11      10.95      20,388      223,326     8.40%
Delaware VIPT Value                                                                                            0.41%
  SVUL (0.80% Fee Rate)(2)                             10.19       8.14       4,662       37,947   (20.15)%
  SVUL II Elite (0.80% Fee Rate)                       10.35       8.35      34,719      289,983   (19.33)%
  SVUL III (0.80% Fee Rate)(10)                         8.18       9.15       9,868       90,267    11.86%
Delaware VIPT REIT                                                                                             2.13%
  SVUL (0.80% Fee Rate)                                12.93      13.41      17,926      240,343     3.69%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           12.71      13.18     197,712    2,604,934     3.69%
  SVUL III (0.80% Fee Rate)(9)                          9.87       9.87      23,244      229,408    (0.03)%
Delaware VIPT Small Cap Value                                                                                  0.45%
  SVUL I (0.80% Fee Rate)                              11.92      11.16     233,129    2,602,204    (6.35)%
  SVUL (0.80% Fee Rate)                                12.30      11.52      90,799    1,046,069    (6.35)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           12.98      12.15     460,004    5,590,579    (6.35)%
  SVUL III (0.80% Fee Rate)(10)                         8.78       9.63       4,072       39,194     9.67%
Delaware VIPT Trend                                                                                              --
  SVUL I (0.80% Fee Rate)                              14.46      11.49     169,714    1,949,335   (20.58)%
  SVUL (0.80% Fee Rate)                                12.09       9.60     155,806    1,495,758   (20.58)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)            6.88       5.47     807,304    4,414,607   (20.58)%
  SVUL III (0.80% Fee Rate)(11)                         9.38       9.83       5,603       55,102     4.87%
Delaware VIPT U.S. Growth                                                                                      0.32%
  SVUL II Elite (0.80% Fee Rate)                       10.88       7.64       9,165       69,980   (29.81)%
Fidelity VIP Asset Manager                                                                                     3.72%
  SVUL I (0.80% Fee Rate)                              10.61       9.61      67,805      651,457    (9.46)%
Fidelity VIP Contrafund Service Class                                                                          0.67%
  SVUL (0.80% Fee Rate)                                 9.22       8.29     348,777    2,890,277   (10.15)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)            8.06       7.24     694,955    5,032,369   (10.15)%
  SVUL III (0.80% Fee Rate)(11)                         9.82       9.49       3,795       36,021    (3.32)%
Fidelity VIP Equity-Income                                                                                     1.68%
  SVUL I (0.80% Fee Rate)                              10.95       9.02     285,793    2,577,930   (17.61)%
Fidelity VIP Equity-Income Service Class                                                                       0.96%
  SVUL II Elite (0.80% Fee Rate)                       10.32       8.50      76,459      649,814   (17.66)%
  SVUL III (0.80% Fee Rate)(10)                         8.26       9.35       4,936       46,134    13.13%
Fidelity VIP Growth Service Class                                                                              0.12%
  SVUL (0.80% Fee Rate)                                 6.93       4.80     118,468      568,797   (30.76)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)            6.93       4.80     621,578    2,984,509   (30.76)%
  SVUL III (0.80% Fee Rate)(12)                         9.45       9.09         388        3,532    (3.80)%
Fidelity VIP Growth Opportunities Service Class                                                                0.97%
  SVUL (0.80% Fee Rate)                                 7.01       5.43     121,241      658,249   (22.54)%
  SVUL II (0.80% Fee Rate)                              7.23       5.60      93,147      521,922   (22.54)%
Fidelity VIP High Income Service Class                                                                         9.67%
  SVUL (0.80% Fee Rate)                                 7.05       7.25      14,862      107,695     2.79%
  SVUL II (0.80% Fee Rate)                              7.05       7.25     180,882    1,310,901     2.79%
Fidelity VIP Investment Grade Bond                                                                             3.71%
  SVUL I (0.80% Fee Rate)                              12.21      13.36     242,154    3,235,626     9.46%
Fidelity VIP Overseas Service Class                                                                            0.57%
  SVUL (0.80% Fee Rate)(5)                              9.66       7.86         356        2,803   (18.63)%
  SVUL II Elite (0.80% Fee Rate)                       10.37       8.20       8,116       66,534   (20.98)%
Janus Aspen Series Mid Cap Growth Service Shares                                                                 --
  SVUL (0.80% Fee Rate)(1)                             10.00       8.16          --           --   (18.38)%
  SVUL II Elite (0.80% Fee Rate)                       10.23       7.29       4,921       35,896   (28.69)%
  SVUL III (0.80% Fee Rate)(2)                         10.00       9.46          --           --    (5.44)%
Janus Aspen Series Balanced                                                                                    2.54%
  SVUL (0.80% Fee Rate)                                10.43       9.68     430,786    4,169,531    (7.19)%
  SVUL II (0.80% Fee Rate)                              9.14       8.48     506,717    4,297,995    (7.19)%
Janus Aspen Series Balanced Service Shares                                                                     2.67%
  SVUL II Elite (0.80% Fee Rate)                       10.23       9.47      85,322      808,307    (7.42)%
  SVUL III (0.80% Fee Rate)(12)                         9.85       9.75          18          173    (1.10)%
Janus Aspen Series Global Technology Service Shares                                                              --
  SVUL (0.80% Fee Rate)                                 4.19       2.46      27,547       67,686   (41.40)%
  SVUL II (0.80% Fee Rate)                              4.19       2.46     335,961      825,402   (41.40)%

Lincoln Life Flexible Premium Variable Life Account R

                                                   Unit Value Unit Value                                    Investment
                                                   Beginning  End of     Units                   Total      Income
Subaccount                                         of Period  Period     Outstanding Net Assets  Return(16) Ratio(17)
----------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Worldwide Growth                                                                            0.95%
  SVUL (0.80% Fee Rate)                              $ 9.71     $ 7.18      376,107  $ 2,698,673   (26.10)%
  SVUL II (0.80% Fee Rate)                             6.18       4.57      915,563    4,183,247   (26.10)%
Janus Aspen Series Worldwide Growth Service Shares                                                             0.87%
  SVUL II Elite (0.80% Fee Rate)                      10.72       7.90       76,298      602,755   (26.30)%
  SVUL III (0.80% Fee Rate)(11)                        9.14       9.01          285        2,566    (1.41)%
Lincoln VIPT Aggressive Growth                                                                                   --
  SVUL II Elite (0.80% Fee Rate)                      10.93       7.57        1,159        8,771   (30.78)%
Lincoln VIPT Bond                                                                                              5.56%
  SVUL (0.80% Fee Rate)                               11.76      12.85      237,479    3,051,726     9.28%
  SVUL II and SVUL II Elite (0.80% Fee Rate)          11.80      12.89      945,697   12,190,028     9.28%
  SVUL III (0.80% Fee Rate)(9)                        10.32      10.51       18,378      193,164     1.89%
Lincoln VIPT Capital Appreciation                                                                                --
  SVUL (0.80% Fee Rate)                                7.93       5.74      154,270      886,069   (27.54)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           5.85       4.24      235,082      996,814   (27.54)%
Lincoln VIPT Equity-Income                                                                                     1.11%
  SVUL (0.80% Fee Rate)                                9.91       8.29       49,825      413,205   (16.34)%
  SVUL II (0.80% Fee Rate)                            10.09       8.44      199,180    1,681,409   (16.34)%
Lincoln VIPT Global Asset Allocation                                                                           1.62%
  SVUL (0.80% Fee Rate)                                9.28       8.10        5,835       47,266   (12.69)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           8.87       7.74       22,900      177,358   (12.69)%
Lincoln VIPT International                                                                                     2.96%
  SVUL (0.80% Fee Rate)(4)                             9.91       8.25          528        4,362   (16.70)%
  SVUL II Elite (0.80% Fee Rate)                      10.20       9.03       14,168      127,961   (11.48)%
  SVUL III (0.80% Fee Rate)(10)                        8.59       9.31        2,570       23,917     8.33%
Lincoln VIPT Money Market                                                                                      1.40%
  SVUL I (0.80% Fee Rate)                             11.53      11.60      279,463    3,242,864     0.60%
  SVUL (0.80% Fee Rate)                               11.13      11.19      354,335    3,966,108     0.60%
  SVUL II and SVUL II Elite (0.80% Fee Rate)          10.70      10.76    1,929,237   20,759,169     0.60%
  SVUL III (0.80% Fee Rate)(8)                        10.00      10.02       96,361      965,108     0.11%
Lincoln VIPT Social Awareness                                                                                  1.00%
  SVUL (0.80% Fee Rate)                                9.15       7.07       14,353      101,435   (22.74)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           8.03       6.20       13,720       85,124   (22.74)%
MFS VIT Capital Opportunities                                                                                  0.03%
  SVUL II Elite (0.80% Fee Rate)                      10.72       7.48       14,750      110,284   (30.25)%
  SVUL III (0.80% Fee Rate)(14)                        9.35       9.19        5,124       47,088    (1.70)%
MFS VIT Emerging Growth                                                                                          --
  SVUL I (0.80% Fee Rate)                             10.55       6.93      160,275    1,111,335   (34.29)%
  SVUL (0.80% Fee Rate)                                8.68       5.70      277,545    1,582,907   (34.29)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           5.30       3.48      518,155    1,805,117   (34.29)%
MFS VIT Total Return                                                                                           1.48%
  SVUL I (0.80% Fee Rate)                             12.16      11.44      151,866    1,736,990    (5.92)%
  SVUL (0.80% Fee Rate)                               11.26      10.59      308,727    3,269,249    (5.92)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)          11.29      10.62      545,055    5,787,621    (5.92)%
  SVUL III (0.80% Fee Rate)(11)                        9.66       9.88        3,817       37,729     2.28%
MFS VIT Utilities                                                                                              2.74%
  SVUL I (0.80% Fee Rate)                             11.18       8.57      103,033      882,931   (23.37)%
  SVUL (0.80% Fee Rate)                                9.72       7.45      104,341      776,893   (23.37)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           7.60       5.82      409,192    2,383,417   (23.37)%
  SVUL III (0.80% Fee Rate)(9)                         9.36      10.23        9,352       95,712     9.34%
NB AMT Mid-Cap Growth                                                                                            --
  SVUL (0.80% Fee Rate)                               10.34       7.25      132,432      959,805   (29.90)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           6.36       4.46      713,711    3,183,541   (29.90)%
  SVUL III (0.80% Fee Rate)(12)                        9.46       9.21        8,187       75,398    (2.69)%
NB AMT Partners                                                                                                0.50%
  SVUL (0.80% Fee Rate)                                9.16       6.89       63,869      440,138   (24.75)%
  SVUL II (0.80% Fee Rate)                             9.80       7.37       74,213      547,244   (24.75)%
NB AMT Regency                                                                                                 0.08%
  SVUL (0.80% Fee Rate)(1)                            10.12       8.51        8,860       75,439   (15.91)%
  SVUL II Elite (0.80% Fee Rate)                      10.49       9.31      102,518      954,317   (11.27)%
  SVUL III (0.80% Fee Rate)(12)                        9.27       9.32           66          618     0.59%
PIMCO VIT OPCAP Global Equity                                                                                  0.59%
  SVUL I (0.80% Fee Rate)                             10.92       8.95       33,727      301,711   (18.07)%

Lincoln Life Flexible Premium Variable Life Account R

                                              Unit Value Unit Value                                   Investment
                                              Beginning  End of     Units                  Total      Income
Subaccount                                    of Period  Period     Outstanding Net Assets Return(16) Ratio(17)
----------------------------------------------------------------------------------------------------------------
PIMCO VIT OPCAP Managed                                                                                  2.05%
  SVUL I (0.80% Fee Rate)                       $10.46     $ 8.62       96,630  $  833,126   (17.54)%
Putnam VT Growth & Income Class IB                                                                       0.50%
  SVUL (0.80% Fee Rate)(7)                        8.24       8.21        4,625      37,952    (0.40)%
  SVUL II Elite (0.80% Fee Rate)                 10.19       8.19       35,714     292,425   (19.63)%
Putnam VT Health Sciences Class IB                                                                         --
  SVUL (0.80% Fee Rate)(6)                        8.30       8.55          298       2,546     2.95%
  SVUL II Elite (0.80% Fee Rate)                 10.08       7.96        7,861      62,608   (20.98)%
Scudder VIT EAFE Equity Index                                                                            1.71%
  SVUL (0.80% Fee Rate)                           7.71       5.99       29,548     177,084   (22.22)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)      6.57       5.11      206,287   1,053,445   (22.22)%
  SVUL III (0.80% Fee Rate)(12)                   9.06       8.94           33         292    (1.32)%
Scudder VIT Equity 500 Index                                                                             1.12%
  SVUL I (0.80% Fee Rate)                        10.42       8.03      882,554   7,086,941   (22.93)%
  SVUL (0.80% Fee Rate)                           8.64       6.66      556,513   3,706,751   (22.93)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)      7.84       6.05    1,268,241   7,667,377   (22.93)%
  SVUL III (0.80% Fee Rate)(9)                    8.58       9.28       29,283     271,731     8.12%
Scudder VIT Small Cap Index                                                                              0.83%
  SVUL (0.80% Fee Rate)                          11.02       8.68       46,024     399,580   (21.22)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)      9.43       7.43      202,256   1,502,700   (21.22)%
  SVUL III (0.80% Fee Rate)(12)                   9.46       9.58           25         240     1.23%
FTVIPT Franklin Small Cap                                                                                0.46%
  SVUL (0.80% Fee Rate)(3)                        9.96       7.72          434       3,352   (22.49)%
  SVUL II Elite (0.80% Fee Rate)                 11.32       8.03       61,251     491,858   (29.09)%
  SVUL III (0.80% Fee Rate)(11)                   8.93       9.62        8,040      77,325     7.67%
FTVIPT Templeton Foreign Securities                                                                      1.84%
  SVUL I (0.80% Fee Rate)                         9.54       7.72      308,111   2,379,743   (19.06)%
FTVIPT Templeton Foreign Securities Class 2                                                              1.53%
  SVUL (0.80% Fee Rate)                           9.09       7.34      108,542     797,159   (19.21)%
  SVUL II (0.80% Fee Rate)                        8.54       6.90      223,456   1,541,636   (19.21)%
FTVIPT Templeton Global Asset Allocation                                                                 1.66%
  SVUL I (0.80% Fee Rate)                        10.72      10.19       93,378     951,418    (4.93)%
FTVIPT Templeton Growth Securities                                                                       1.91%
  SVUL I (0.80% Fee Rate)                        12.41      10.06       82,572     830,404   (18.97)%
  SVUL II Elite (0.80% Fee Rate)                 10.43       8.45       87,859     742,284   (18.97)%
  SVUL III (0.80% Fee Rate)(9)                    8.55       9.08       11,149     101,237     6.17%
FTVIPT Templeton Growth Securities Class 2                                                               2.34%
  SVUL (0.80% Fee Rate)                          12.01       9.71       41,015     398,260   (19.14)%
  SVUL II (0.80% Fee Rate)                       10.28       8.31       64,982     539,980   (19.14)%

(1) Reflects less than a full year of activity. Funds were first received in this option on 5/14/2002.
(2) Reflects less than a full year of activity. Funds were first received in this option on 5/17/2002.
(3) Reflects less than a full year of activity. Funds were first received in this option on 5/22/2002.
(4) Reflects less than a full year of activity. Funds were first received in this option on 6/11/2002.
(5) Reflects less than a full year of activity. Funds were first received in this option on 6/28/2002.
(6) Reflects less than a full year of activity. Funds were first received in this option on 7/17/2002.
(7) Reflects less than a full year of activity. Funds were first received in this option on 9/12/2002.
(8) Reflects less than a full year of activity. Funds were first received in this option on 9/19/2002.
(9) Reflects less than a full year of activity. Funds were first received in this option on 9/30/2002.
(10) Reflects less than a full year of activity. Funds were first received in this option on 10/8/2002.
(11) Reflects less than a full year of activity. Funds were first received in this option on 10/18/2002.
(12) Reflects less than a full year of activity. Funds were first received in this option on 11/19/2002.
(13) Reflects less than a full year of activity. Funds were first received in this option on 11/21/2002.
(14) Reflects less than a full year of activity. Funds were first received in this option on 12/9/2002.
(15) Reflects less than a full year of activity. Funds were first received in this option on 12/19/2002.
(16) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account value. The total return is not annualized.
(17) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Lincoln Life Flexible Premium Variable Life Account R

A summary of the unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for the year or period ended December 31, 2001 follows. The fee rates below represent annualized contract expenses of the separate account, consisting primarily of mortality and expense guarantee charges.

                                                   Unit Value Unit Value                                  Investment
                                                   Beginning  End of     Units                  Total     Income
Subaccount                                         of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
--------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                                                                7.65%
  SVUL I (0.80% Fee Rate)                            $13.95     $10.61      136,647  $1,450,428  (23.89)%
AIM V.I. Diversified Income                                                                                  7.26%
  SVUL I (0.80% Fee Rate)                              9.66       9.93       79,334     787,950    2.77%
AIM V.I. Growth                                                                                              0.26%
  SVUL I (0.80% Fee Rate)                             12.31       8.08      373,326   3,015,061  (34.41)%
  SVUL (0.80% Fee Rate)                                9.84       6.45      524,315   3,384,110  (34.41)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           7.37       4.83      917,453   4,434,747  (34.41)%
AIM V.I. International Growth                                                                                0.41%
  SVUL (0.80% Fee Rate)                               11.12       8.44       72,483     611,594  (24.14)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           7.97       6.04      212,956   1,286,712  (24.14)%
AIM V.I. Premier Equity                                                                                      0.15%
  SVUL I (0.80% Fee Rate)                             12.69      11.01      363,429   4,001,287  (13.26)%
  SVUL (0.80% Fee Rate)                               10.03       8.70      545,123   4,743,118  (13.26)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           8.03       6.97      828,842   5,772,920  (13.26)%
American Funds Global Small Capitalization Class 2                                                           0.80%
  SVUL (0.80% Fee Rate)                                7.74       6.69       15,422     103,239  (13.55)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           7.74       6.70      153,294   1,026,343  (13.55)%
American Funds Growth Class 2                                                                                0.49%
  SVUL (0.80% Fee Rate)                                9.19       7.46      202,501   1,510,831  (18.81)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           9.19       7.46    1,218,756   9,093,291  (18.81)%
American Funds Growth-Income Class 2                                                                         1.88%
  SVUL (0.80% Fee Rate)                               10.42      10.61       72,560     769,501    1.74%
  SVUL II and SVUL II Elite (0.80% Fee Rate)          10.43      10.61      687,913   7,296,784    1.74%
American Funds International Class 2                                                                           --
  SVUL II Elite (0.80% Fee Rate)(1)                   10.00      10.25       16,059     164,590    2.49%
ABVPSF Small Cap Value                                                                                         --
  SVUL II Elite (0.80% Fee Rate)(1)                   10.00      10.94       12,392     135,625    9.45%
ABVPSF Growth and Income                                                                                       --
  SVUL II Elite (0.80% Fee Rate)(1)                   10.00      10.38       41,395     429,604    3.78%
ABVPSF Premier Growth                                                                                          --
  SVUL II Elite (0.80% Fee Rate)(1)                   10.00      11.04        2,688      29,684   10.42%
ABVPSF Technology                                                                                              --
  SVUL II Elite (0.80% Fee Rate)(1)                   10.00      11.60        2,631      30,521   15.98%
Baron Capital Asset                                                                                            --
  SVUL (0.80% Fee Rate)                               10.90      12.15       48,894     594,158   11.45%
  SVUL II (0.80% Fee Rate)                             9.35      10.42      103,141   1,074,924   11.45%
Delaware VIPT Devon                                                                                          0.50%
  SVUL (0.80% Fee Rate)                                8.00       7.21       10,202      73,525   (9.92)%
  SVUL II (0.80% Fee Rate)                             8.90       8.02        9,888      79,265   (9.92)%
Delaware VIPT Emerging Markets                                                                               0.43%
  SVUL I (0.80% Fee Rate)                              8.52       8.90       20,402     181,550    4.44%
  SVUL (0.80% Fee Rate)                                9.17       9.57       24,097     230,715    4.44%
  SVUL II (0.80% Fee Rate)                             8.32       8.69       21,037     182,893    4.44%
Delaware VIPT High Yield                                                                                     6.51%
  SVUL (0.80% Fee Rate)                                7.84       7.46       49,239     367,084   (4.86)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           8.92       8.49       67,289     571,098   (4.86)%
Delaware VIPT Value                                                                                            --
  SVUL II Elite (0.80% Fee Rate)(1)                   10.00      10.35        1,672      17,315    3.53%
Delaware VIPT REIT                                                                                           0.98%
  SVUL (0.80% Fee Rate)                               11.98      12.93       14,358     185,656    7.92%
  SVUL II and SVUL II Elite (0.80% Fee Rate)          11.77      12.71       99,779   1,267,848    7.92%
Delaware VIPT Small Cap Value                                                                                0.74%
  SVUL I (0.80% Fee Rate)                             10.74      11.92      171,596   2,045,343   10.95%
  SVUL (0.80% Fee Rate)                               11.09      12.30       72,266     889,053   10.95%
  SVUL II and SVUL II Elite (0.80% Fee Rate)          11.70      12.98      206,749   2,683,195   10.95%

Lincoln Life Flexible Premium Variable Life Account R

                                                    Unit Value Unit Value                                  Investment
                                                    Beginning  End of     Units                  Total     Income
Subaccount                                          of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
---------------------------------------------------------------------------------------------------------------------
Delaware VIPT Trend                                                                                             --
  SVUL I (0.80% Fee Rate)                             $17.22     $14.46     145,470   $2,103,730  (16.01)%
  SVUL (0.80% Fee Rate)                                14.39      12.09     158,600    1,917,031  (16.01)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)            8.20       6.88     600,293    4,132,992  (16.01)%
Delaware VIPT U.S. Growth                                                                                       --
  SVUL II Elite (0.80% Fee Rate)(1)                    10.00      10.88          91          985    8.78%
Fidelity VIP Asset Manager                                                                                    3.80%
  SVUL I (0.80% Fee Rate)                              11.15      10.61      75,246      798,451   (4.85)%
Fidelity VIP Contrafund Service Class                                                                         0.51%
  SVUL (0.80% Fee Rate)                                10.61       9.22     313,124    2,887,841  (13.06)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)            9.27       8.06     477,854    3,851,024  (13.06)%
Fidelity VIP Equity-Income                                                                                    1.58%
  SVUL I (0.80% Fee Rate)                              11.61      10.95     275,227    3,013,213   (5.71)%
Fidelity VIP Equity-Income Service Class                                                                        --
  SVUL II Elite (0.80% Fee Rate)(1)                    10.00      10.32      23,675      244,370    3.22%
Fidelity VIP Growth Service Class                                                                               --
  SVUL (0.80% Fee Rate)                                 8.50       6.93      36,201      251,008  (18.38)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)            8.50       6.93     467,806    3,243,833  (18.38)%
Fidelity VIP Growth Opportunities Service Class                                                               0.19%
  SVUL (0.80% Fee Rate)                                 8.26       7.01      99,241      695,581  (15.12)%
  SVUL II (0.80% Fee Rate)                              8.52       7.23      93,673      677,592  (15.12)%
Fidelity VIP High Income Service Class                                                                        9.10%
  SVUL (0.80% Fee Rate)                                 8.07       7.05      11,371       80,160  (12.60)%
  SVUL II (0.80% Fee Rate)                              8.07       7.05     164,188    1,157,592  (12.60)%
Fidelity VIP Investment Grade Bond                                                                            4.32%
  SVUL I (0.80% Fee Rate)                              11.34      12.21     222,780    2,719,392    7.60%
Fidelity VIP Overseas Service Class                                                                             --
  SVUL II Elite (0.80% Fee Rate)(1)                    10.00      10.37       4,635       48,082    3.73%
Janus Aspen Series Mid Cap Growth Service Shares                                                                --
  SVUL II Elite (0.80% Fee Rate)(1)                    10.00      10.23         334        3,421    2.30%
Janus Aspen Series Balanced                                                                                   2.86%
  SVUL (0.80% Fee Rate)                                11.03      10.43     368,192    3,839,791   (5.42)%
  SVUL II (0.80% Fee Rate)                              9.66       9.14     404,971    3,701,104   (5.42)%
Janus Aspen Series Balanced Service Shares                                                                    3.53%
  SVUL II Elite (0.80% Fee Rate)(1)                    10.00      10.23       4,912       50,266    2.33%
Janus Aspen Series Global Technology Service Shares                                                           0.65%
  SVUL (0.80% Fee Rate)                                 6.74       4.19      20,631       86,508  (37.82)%
  SVUL II (0.80% Fee Rate)                              6.74       4.19     480,715    2,015,535  (37.82)%
Janus Aspen Series Worldwide Growth                                                                           0.55%
  SVUL (0.80% Fee Rate)                                12.62       9.71     340,888    3,309,651  (23.05)%
  SVUL II (0.80% Fee Rate)                              8.03       6.18     770,532    4,763,733  (23.05)%
Janus Aspen Series Worldwide Growth Service Shares                                                            0.31%
  SVUL II Elite (0.80% Fee Rate)(1)                    10.00      10.72      12,676      135,876    7.19%
Lincoln VIPT Aggressive Growth                                                                                  --
  SVUL II Elite (0.80% Fee Rate)(1)                    10.00      10.93          91          990    9.30%
Lincoln VIPT Bond                                                                                             6.08%
  SVUL (0.80% Fee Rate)                                10.86      11.76     238,491    2,804,500    8.28%
  SVUL II and SVUL II Elite (0.80% Fee Rate)           10.89      11.80     568,346    6,703,914    8.28%
Lincoln VIPT Capital Appreciation                                                                               --
  SVUL (0.80% Fee Rate)                                10.78       7.93     143,999    1,141,500  (26.48)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)            7.96       5.85     244,193    1,429,082  (26.48)%
Lincoln VIPT Equity-Income                                                                                    1.49%
  SVUL (0.80% Fee Rate)                                10.78       9.91      48,011      475,931   (8.08)%
  SVUL II (0.80% Fee Rate)                             10.98      10.09     180,637    1,822,696   (8.08)%
Lincoln VIPT Global Asset Allocation                                                                          0.52%
  SVUL (0.80% Fee Rate)                                10.14       9.28       4,845       44,945   (8.51)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)            9.70       8.87      10,768       95,525   (8.51)%
Lincoln VIPT International                                                                                    1.25%
  SVUL II Elite (0.80% Fee Rate)(1)                    10.00      10.20       2,928       29,873    2.03%

Lincoln Life Flexible Premium Variable Life Account R

                                              Unit Value Unit Value                                   Investment
                                              Beginning  End of     Units                   Total     Income
Subaccount                                    of Period  Period     Outstanding Net Assets  Return(2) Ratio(3)
----------------------------------------------------------------------------------------------------------------
Lincoln VIPT Money Market                                                                                3.64%
  SVUL I (0.80% Fee Rate)                       $11.18     $11.53      429,174  $ 4,950,372    3.19%
  SVUL (0.80% Fee Rate)                          10.78      11.13      269,924    3,003,267    3.19%
  SVUL II and SVUL II Elite (0.80% Fee Rate)     10.37      10.70    2,092,695   22,383,663    3.19%
Lincoln VIPT Social Awareness                                                                            0.78%
  SVUL (0.80% Fee Rate)                          10.19       9.15       13,066      119,522  (10.25)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)      8.95       8.03       10,833       86,995  (10.25)%
MFS VIT Capital Opportunities                                                                              --
  SVUL II Elite (0.80% Fee Rate)(1)              10.00      10.72        1,759       18,857    7.18%
MFS VIT Emerging Growth                                                                                    --
  SVUL I (0.80% Fee Rate)                        15.99      10.55      198,734    2,097,068  (34.02)%
  SVUL (0.80% Fee Rate)                          13.15       8.68      240,633    2,088,514  (34.02)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)      8.03       5.30      485,459    2,573,702  (34.02)%
MFS VIT Total Return                                                                                     1.83%
  SVUL I (0.80% Fee Rate)                        12.23      12.16      120,348    1,463,165   (0.55)%
  SVUL (0.80% Fee Rate)                          11.32      11.26      149,300    1,680,561   (0.55)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)     11.35      11.29      341,308    3,852,369   (0.55)%
MFS VIT Utilities                                                                                        3.07%
  SVUL I (0.80% Fee Rate)                        14.87      11.18      120,116    1,343,285  (24.81)%
  SVUL (0.80% Fee Rate)                          12.92       9.72      110,233    1,071,115  (24.81)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)     10.11       7.60      349,181    2,654,238  (24.81)%
NB AMT Mid-Cap Growth                                                                                      --
  SVUL (0.80% Fee Rate)                          13.83      10.34       94,585      977,949  (25.25)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)      8.51       6.36      510,126    3,246,135  (25.25)%
NB AMT Partners                                                                                          0.23%
  SVUL (0.80% Fee Rate)                           9.50       9.16       54,564      499,680   (3.60)%
  SVUL II (0.80% Fee Rate)                       10.17       9.80       60,335      591,217   (3.60)%
NB AMT Regency                                                                                             --
  SVUL II Elite (0.80% Fee Rate)(1)              10.00      10.49       16,015      168,012    4.91%
PIMCO VIT OPCAP Global Equity                                                                              --
  SVUL I (0.80% Fee Rate)                        12.77      10.92       51,907      566,717  (14.51)%
PIMCO VIT OPCAP Managed                                                                                  2.37%
  SVUL I (0.80% Fee Rate)                        11.08      10.46      108,987    1,139,603   (5.67)%
Putnam VT Growth & Income Class IB                                                                         --
  SVUL II Elite (0.80% Fee Rate)(1)              10.00      10.19          677        6,903    1.88%
Putnam VT Health Sciences Class IB                                                                         --
  SVUL II Elite (0.80% Fee Rate)(1)              10.00      10.08          462        4,656    0.79%
Scudder VIT EAFE Equity Index                                                                              --
  SVUL (0.80% Fee Rate)                          10.31       7.71       18,821      145,022  (25.29)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)      8.79       6.57       92,996      610,584  (25.29)%
Scudder VIT Equity 500 Index                                                                             0.99%
  SVUL I (0.80% Fee Rate)                        11.96      10.42      786,923    8,199,587  (12.88)%
  SVUL (0.80% Fee Rate)                           9.92       8.64      585,175    5,057,614  (12.88)%
  SVUL II and SVUL II Elite (0.80% Fee Rate)      9.00       7.84      842,660    6,610,579  (12.88)%
Scudder VIT Small Cap Index                                                                              0.81%
  SVUL (0.80% Fee Rate)                          10.88      11.02       37,327      411,342    1.26%
  SVUL II and SVUL II Elite (0.80% Fee Rate)      9.31       9.43      111,004    1,046,834    1.26%
FTVIPT Franklin Small Cap                                                                                  --
  SVUL II Elite (0.80% Fee Rate)(1)              10.00      11.32        3,884       43,990   13.24%
FTVIPT Templeton Foreign Securities                                                                      3.13%
  SVUL I (0.80% Fee Rate)                        11.42       9.54      353,104    3,369,300  (16.42)%
FTVIPT Templeton Foreign Securities Class 2                                                              2.78%
  SVUL (0.80% Fee Rate)                          10.91       9.09      102,477      931,583  (16.67)%
  SVUL II (0.80% Fee Rate)                       10.25       8.54      175,387    1,497,742  (16.67)%
FTVIPT Templeton Global Asset Allocation                                                                 1.42%
  SVUL I (0.80% Fee Rate)                        11.97      10.72       61,770      661,999  (10.44)%
FTVIPT Templeton Growth Securities                                                                       1.96%
  SVUL I (0.80% Fee Rate)                        12.64      12.41       25,098      311,495   (1.77)%
  SVUL II Elite (0.80% Fee Rate)(1)              10.00      10.43        3,943       41,109    4.27%

Lincoln Life Flexible Premium Variable Life Account R

                                           Unit Value Unit Value                                  Investment
                                           Beginning  End of     Units                  Total     Income
Subaccount                                 of Period  Period     Outstanding Net Assets Return(2) Ratio(3)
------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Growth Securities Class 2                                                           1.41%
  SVUL (0.80% Fee Rate)                      $12.27     $12.01     22,267     $267,396    (2.10)%
  SVUL II (0.80% Fee Rate)                    10.50      10.28     37,792      388,373    (2.10)%

(1) Reflects less than a full year of activity. Funds were first received in this option on 09/10/2001.
(2) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account value. The total return is not annualized.
(3) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Lincoln Life Flexible Premium Variable Life Account R

4. Purchases and Sales of Investments
The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2004.

                                                      Aggregate   Aggregate
                                                      Cost of     Proceeds
                                                      Purchases   from Sales
  ---------------------------------------------------------------------------
  AIM V.I. Capital Appreciation                       $   147,029 $   288,857
  AIM V.I. Diversified Income                             216,732     439,174
  AIM V.I. Growth                                       1,640,020   1,895,470
  AIM V.I. International Growth                         1,075,483     577,508
  AIM V.I. Premier Equity                               2,073,618   2,268,768
  ABVPSF Growth and Income Class A                      1,800,951     970,439
  ABVPSF Premier Growth Class A                           380,537     197,234
  ABVPSF Small Cap Value Class A                        2,270,967     447,477
  ABVPSF Technology Class A                               243,669     497,575
  American Century VP Inflation Protection                668,138       4,070
  American Funds Global Growth Class 2                    163,044       3,680
  American Funds Global Small Capitalization Class 2    1,619,431     472,846
  American Funds Growth Class 2                         7,629,645   2,847,470
  American Funds Growth-Income Class 2                  5,941,166   1,397,437
  American Funds International Class 2                  2,532,557     567,869
  Baron Capital Asset                                   1,168,735     315,992
  Delaware VIPT Diversified Income                        452,086      61,410
  Delaware VIPT Emerging Markets                        1,780,899     766,893
  Delaware VIPT High Yield                              2,214,297   1,292,217
  Delaware VIPT REIT                                    2,444,154     897,591
  Delaware VIPT Small Cap Value                         3,891,858   2,692,318
  Delaware VIPT Trend                                   2,060,536   2,172,627
  Delaware VIPT U.S. Growth                               117,260     141,790
  Delaware VIPT Value                                     914,209     269,386
  Fidelity VIP Asset Manager                              161,284     177,069
  Fidelity VIP Contrafund Service Class                 3,013,174   1,151,373
  Fidelity VIP Equity-Income                            1,390,560     854,577
  Fidelity VIP Equity-Income Service Class                634,482     244,658
  Fidelity VIP Growth Service Class                     1,226,964     712,631
  Fidelity VIP Growth Opportunities Service Class         232,095     342,579
  Fidelity VIP High Income Service Class                  831,660     264,707
  Fidelity VIP Investment Grade Bond                    1,037,687     849,843
  Fidelity VIP Overseas Service Class                     571,030     132,656
  FTVIPT Franklin Small Cap                               649,515     163,860
  FTVIPT Templeton Foreign Securities                     735,397     605,987
  FTVIPT Templeton Foreign Securities Class 2             933,281     600,052
  FTVIPT Templeton Global Asset Allocation                666,486     298,294
  FTVIPT Templeton Growth Securities                      912,919     463,280
  FTVIPT Templeton Growth Securities Class 2              909,503     532,544
  Janus Aspen Series Balanced                           1,463,155   1,756,413
  Janus Aspen Series Balanced Service Shares              765,020     319,599
  Janus Aspen Series Global Technology Service Shares     110,362     235,255
  Janus Aspen Series Mid Cap Growth Service Shares        388,615      78,991
  Janus Aspen Series Worldwide Growth                   1,134,369   2,069,056
  Janus Aspen Series Worldwide Growth Service Shares      916,522     217,305
  Lincoln VIPT Aggressive Growth                           33,305       8,107
  Lincoln VIPT Bond                                     7,984,186   2,819,342
  Lincoln VIPT Capital Appreciation                       359,515     753,176
  Lincoln VIPT Equity-Income                              371,205     309,861
  Lincoln VIPT Global Asset Allocation                    424,184     207,033
  Lincoln VIPT International                            1,820,774     157,227
  Lincoln VIPT Money Market                            19,069,154  23,705,713
  Lincoln VIPT Social Awareness                           198,023      81,160
  M Fund Brandes International Equity                     515,065      88,195
  M Fund Frontier Capital Appreciation                    260,377      17,493
  M Fund Turner Core Growth                                15,512       4,076
  MFS VIT Capital Opportunities                            96,767      28,587
  MFS VIT Emerging Growth                               1,206,758   1,450,997

Lincoln Life Flexible Premium Variable Life Account R

                                              Aggregate   Aggregate
                                              Cost of     Proceeds
                                              Purchases   from Sales
           ----------------------------------------------------------
           MFS VIT Total Return               $ 3,890,141 $ 2,216,713
           MFS VIT Utilities                    1,406,087   1,567,673
           NB AMT Mid-Cap Growth                1,414,930     796,038
           NB AMT Partners                        380,582     204,548
           NB AMT Regency                       1,154,454     215,605
           PIMCO VIT OPCAP Global Equity           79,442      65,353
           PIMCO VIT OPCAP Managed                179,488     195,406
           Putnam VT Growth & Income Class IB     209,791     131,780
           Putnam VT Health Sciences Class IB     261,959     157,483
           Scudder VIT EAFE Equity Index          819,518     416,286
           Scudder VIT Equity 500 Index         6,483,513   4,002,364
           Scudder VIT Small Cap Index          1,477,317     642,788

Lincoln Life Flexible Premium Variable Life Account R

5. Investments
The following is a summary of investments owned at December 31, 2004.

                                                              Net
                                                    Shares    Asset
                                                    Owned     Value  Value of Shares Cost of Shares
---------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                          55,919 $22.69   $ 1,268,795    $ 1,390,068
AIM V.I. Diversified Income                            93,969   8.74       821,285        887,044
AIM V.I. Growth                                       803,749  16.05    12,900,165     13,834,209
AIM V.I. International Growth                         209,285  19.77     4,137,558      3,317,791
AIM V.I. Premier Equity                               686,068  21.30    14,613,252     16,244,966
ABVPSF Growth and Income Class A                      233,845  24.08     5,630,978      4,712,395
ABVPSF Premier Growth Class A                          34,325  23.44       804,575        709,292
ABVPSF Small Cap Value Class A                        271,847  16.84     4,577,900      3,617,644
ABVPSF Technology Class A                              49,835  15.27       760,981        619,797
American Century VP Inflation Protection               64,149  10.55       676,772        664,157
American Funds Global Growth Class 2                   10,157  17.23       175,001        159,493
American Funds Global Small Capitalization Class 2    273,971  17.02     4,662,979      3,447,787
American Funds Growth Class 2                         621,530  51.10    31,760,166     28,128,807
American Funds Growth-Income Class 2                  700,428  36.64    25,663,675     21,763,789
American Funds International Class 2                  355,966  15.79     5,620,696      4,396,994
Baron Capital Asset                                   186,004  27.05     5,031,400      3,645,138
Delaware VIPT Diversified Income                       43,581   9.45       411,845        392,861
Delaware VIPT Emerging Markets                        255,026  14.50     3,697,882      2,528,483
Delaware VIPT High Yield                              975,057   6.11     5,957,597      5,140,922
Delaware VIPT REIT                                    445,658  19.08     8,503,147      5,899,200
Delaware VIPT Small Cap Value                         635,390  30.45    19,347,612     13,296,438
Delaware VIPT Trend                                   414,971  30.73    12,752,050     10,662,050
Delaware VIPT U.S. Growth                              27,771   6.83       189,673        169,809
Delaware VIPT Value                                   115,962  18.46     2,140,664      1,738,561
Fidelity VIP Asset Manager                             46,741  14.85       694,105        698,263
Fidelity VIP Contrafund Service Class                 579,345  26.53    15,370,019     12,500,334
Fidelity VIP Equity-Income                            177,967  25.37     4,515,022      4,004,885
Fidelity VIP Equity-Income Service Class               82,745  25.28     2,091,793      1,698,271
Fidelity VIP Growth Service Class                     196,248  31.88     6,256,377      6,231,913
Fidelity VIP Growth Opportunities Service Class        85,753  16.05     1,376,340      1,308,410
Fidelity VIP High Income Service Class                408,516   6.97     2,847,359      2,657,421
Fidelity VIP Investment Grade Bond                    287,353  13.25     3,807,426      3,715,638
Fidelity VIP Overseas Service Class                    83,151  17.44     1,450,161      1,183,772
FTVIPT Franklin Small Cap                             102,851  19.66     2,022,049      1,628,157
FTVIPT Templeton Foreign Securities                   264,739  14.53     3,846,662      3,976,621
FTVIPT Templeton Foreign Securities Class 2           306,974  14.35     4,405,079      3,893,149
FTVIPT Templeton Global Asset Allocation               90,411  21.11     1,908,585      1,588,658
FTVIPT Templeton Growth Securities                    279,932  12.98     3,633,512      2,871,818
FTVIPT Templeton Growth Securities Class 2            170,905  12.83     2,192,713      1,850,160
Janus Aspen Series Balanced                           403,945  24.39     9,852,222      9,439,869
Janus Aspen Series Balanced Service Shares             57,190  25.24     1,443,467      1,331,544
Janus Aspen Series Global Technology Service Shares   348,380   3.55     1,236,750      1,799,299
Janus Aspen Series Mid Cap Growth Service Shares       41,752  25.36     1,058,825        839,479
Janus Aspen Series Worldwide Growth                   286,913  26.78     7,683,526      8,950,700
Janus Aspen Series Worldwide Growth Service Shares     68,637  26.62     1,827,128      1,682,528
Lincoln VIPT Aggressive Growth                          5,365   9.86        52,882         44,664
Lincoln VIPT Bond                                   1,955,273  12.97    25,352,069     25,185,887
Lincoln VIPT Capital Appreciation                     130,357  17.68     2,304,705      2,602,709
Lincoln VIPT Equity-Income                            177,491  18.02     3,198,383      2,763,011
Lincoln VIPT Global Asset Allocation                   55,250  14.18       783,498        703,060
Lincoln VIPT International                            184,467  16.30     3,007,544      2,452,310
Lincoln VIPT Money Market                           1,907,253  10.00    19,072,531     19,072,531
Lincoln VIPT Social Awareness                          15,747  29.03       457,193        432,172
M Fund Brandes International Equity                    51,250  17.00       871,243        739,219
M Fund Frontier Capital Appreciation                   20,697  21.56       446,232        394,521
M Fund Turner Core Growth                              20,465  14.63       299,403        250,904
MFS VIT Capital Opportunities                          41,585  13.57       564,304        467,724
MFS VIT Emerging Growth                               363,202  17.52     6,363,290      7,344,313
MFS VIT Total Return                                  809,977  21.43    17,357,810     14,978,106
MFS VIT Utilities                                     395,814  20.45     8,094,397      6,609,760

Lincoln Life Flexible Premium Variable Life Account R

                                             Net
                                   Shares    Asset
                                   Owned     Value  Value of Shares Cost of Shares
----------------------------------------------------------------------------------
NB AMT Mid-Cap Growth                417,477 $17.83   $ 7,443,620    $ 6,424,670
NB AMT Partners                       86,985  18.32     1,593,569      1,303,826
NB AMT Regency                       204,522  14.79     3,024,885      2,281,110
PIMCO VIT OPCAP Global Equity         29,591  15.73       465,466        420,688
PIMCO VIT OPCAP Managed               21,657  42.73       925,408        847,547
Putnam VT Growth & Income Class IB    31,540  25.44       802,367        657,850
Putnam VT Health Sciences Class IB    36,440  11.73       427,446        380,222
Scudder VIT EAFE Equity Index        291,781   9.54     2,783,591      2,366,564
Scudder VIT Equity 500 Index       2,820,578  12.73    35,905,960     31,525,200
Scudder VIT Small Cap Index          349,323  14.35     5,012,778      3,849,229

Lincoln Life Flexible Premium Variable Life Account R

6. Changes in Units Outstanding
The change in units outstanding for the year ended December 31, 2004 is as follows:

                                                    Units     Units       Net Increase
                                                    Issued    Redeemed    (Decrease)
--------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                          17,647    (30,860)    (13,213)
AIM V.I. Diversified Income                            17,279    (40,137)    (22,858)
AIM V.I. Growth                                       412,865   (450,021)    (37,156)
AIM V.I. International Growth                         158,154    (82,280)     75,874
AIM V.I. Premier Equity                               415,799   (451,967)    (36,168)
ABVPSF Growth and Income Class A                      170,883    (96,831)     74,052
ABVPSF Premier Growth Class A                          37,027    (20,795)     16,232
ABVPSF Small Cap Value Class A                        153,100    (29,350)    123,750
ABVPSF Technology Class A                              23,551    (49,551)    (26,000)
American Century VP Inflation Protection               64,379       (619)     63,760
American Funds Global Growth Class 2                   15,601       (334)     15,267
American Funds Global Small Capitalization Class 2    177,578    (66,211)    111,367
American Funds Growth Class 2                       1,013,126   (534,166)    478,960
American Funds Growth-Income Class 2                  588,402   (210,196)    378,206
American Funds International Class 2                  206,954    (53,319)    153,635
Baron Capital Asset                                    99,215    (30,605)     68,610
Delaware VIPT Diversified Income                       43,096     (5,684)     37,412
Delaware VIPT Emerging Markets                        104,668    (47,540)     57,128
Delaware VIPT High Yield                              162,633   (121,906)     40,727
Delaware VIPT REIT                                    138,067    (54,563)     83,504
Delaware VIPT Small Cap Value                         259,715   (193,056)     66,659
Delaware VIPT Trend                                   249,973   (273,394)    (23,421)
Delaware VIPT U.S. Growth                              12,141    (16,212)     (4,071)
Delaware VIPT Value                                    84,059    (27,579)     56,480
Fidelity VIP Asset Manager                             13,275    (16,009)     (2,734)
Fidelity VIP Contrafund Service Class                 334,068   (154,494)    179,574
Fidelity VIP Equity-Income                            122,306    (77,625)     44,681
Fidelity VIP Equity-Income Service Class               54,383    (23,103)     31,280
Fidelity VIP Growth Service Class                     194,647   (133,647)     61,000
Fidelity VIP Growth Opportunities Service Class        37,226    (53,238)    (16,012)
Fidelity VIP High Income Service Class                 79,456    (36,141)     43,315
Fidelity VIP Investment Grade Bond                     58,456    (61,875)     (3,419)
Fidelity VIP Overseas Service Class                    48,150    (11,955)     36,195
FTVIPT Franklin Small Cap                              57,162    (16,468)     40,694
FTVIPT Templeton Foreign Securities                    70,625    (63,527)      7,098
FTVIPT Templeton Foreign Securities Class 2           110,554    (76,397)     34,157
FTVIPT Templeton Global Asset Allocation               45,043    (20,643)     24,400
FTVIPT Templeton Growth Securities                     73,161    (34,483)     38,678
FTVIPT Templeton Growth Securities Class 2             79,622    (50,863)     28,759
Janus Aspen Series Balanced                           148,942   (192,666)    (43,724)
Janus Aspen Series Balanced Service Shares             58,681    (21,521)     37,160
Janus Aspen Series Global Technology Service Shares    39,714    (71,991)    (32,277)
Janus Aspen Series Mid Cap Growth Service Shares       30,626     (5,379)     25,247
Janus Aspen Series Worldwide Growth                   260,769   (405,773)   (145,004)
Janus Aspen Series Worldwide Growth Service Shares     90,052    (27,046)     63,006
Lincoln VIPT Aggressive Growth                          3,122       (725)      2,397
Lincoln VIPT Bond                                     612,076   (305,052)    307,024
Lincoln VIPT Capital Appreciation                      65,727   (127,579)    (61,852)
Lincoln VIPT Equity-Income                             36,660    (31,852)      4,808
Lincoln VIPT Global Asset Allocation                   39,799    (20,278)     19,521
Lincoln VIPT International                            132,941     (9,493)    123,448
Lincoln VIPT Money Market                           2,086,454 (2,519,300)   (432,846)
Lincoln VIPT Social Awareness                          20,886     (8,976)     11,910
M Fund Brandes International Equity                    30,621     (5,492)     25,129
M Fund Frontier Capital Appreciation                   18,098     (1,130)     16,968
M Fund Turner Core Growth                               1,285       (249)      1,036
MFS VIT Capital Opportunities                           9,757     (2,550)      7,207
MFS VIT Emerging Growth                               254,068   (293,784)    (39,716)
MFS VIT Total Return                                  333,601   (206,608)    126,993
MFS VIT Utilities                                     140,395   (167,146)    (26,751)

Lincoln Life Flexible Premium Variable Life Account R

                                          Units   Units     Net Increase
                                          Issued  Redeemed  (Decrease)
       -----------------------------------------------------------------
       NB AMT Mid-Cap Growth              222,082 (160,722)    61,360
       NB AMT Partners                     36,491  (18,701)    17,790
       NB AMT Regency                      89,010  (16,143)    72,867
       PIMCO VIT OPCAP Global Equity        7,113   (5,856)     1,257
       PIMCO VIT OPCAP Managed             16,664  (18,041)    (1,377)
       Putnam VT Growth & Income Class IB  19,585  (13,043)     6,542
       Putnam VT Health Sciences Class IB  27,403  (16,955)    10,448
       Scudder VIT EAFE Equity Index       98,151  (45,061)    53,090
       Scudder VIT Equity 500 Index       790,099 (525,276)   264,823
       Scudder VIT Small Cap Index        137,145  (54,547)    82,598

Lincoln Life Flexible Premium Variable Life Account R

The change in units outstanding for the year ended December 31, 2003 is as follows:

                                                    Units     Units       Net Increase
                                                    Issued    Redeemed    (Decrease)
--------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                          27,560    (37,540)     (9,980)
AIM V.I. Diversified Income                            22,130    (17,997)      4,133
AIM V.I. Growth                                     1,117,926 (1,020,852)     97,074
AIM V.I. International Growth                         128,965   (118,375)     10,589
AIM V.I. Premier Equity                               497,132   (490,282)      6,850
ABVPSF Growth and Income                              237,010    (66,064)    170,946
ABVPSF Premier Growth                                  43,195     (7,497)     35,698
ABVPSF Small Cap Value                                 97,601    (30,299)     67,302
ABVPSF Technology                                     126,615    (42,395)     84,220
American Funds Global Small Capitalization Class 2    142,941    (73,809)     69,132
American Funds Growth Class 2                       1,072,278   (447,801)    624,477
American Funds Growth-Income Class 2                  546,400   (260,862)    285,538
American Funds International Class 2                  159,060    (24,626)    134,433
Baron Capital Asset                                    73,409    (50,494)     22,915
M Fund Brandes International Equity                    25,003       (885)     24,119
Delaware VIPT Devon                                     2,065    (31,627)    (29,562)
Delaware VIPT Emerging Markets                         49,879    (23,486)     26,394
Delaware VIPT High Yield                              282,353    (75,488)    206,864
Delaware VIPT Value                                    86,241    (20,660)     65,581
Delaware VIPT REIT                                    144,001    (71,676)     72,325
Delaware VIPT Small Cap Value                         324,653   (183,238)    141,415
Delaware VIPT Trend                                   337,434   (250,914)     86,520
Delaware VIPT U.S. Growth                              18,548     (5,049)     13,499
Fidelity VIP Asset Manager                              9,346    (15,424)     (6,078)
Fidelity VIP Contrafund Service Class                 340,018   (207,856)    132,162
Fidelity VIP Equity-Income                             64,821    (45,286)     19,535
Fidelity VIP Equity-Income Service Class               94,187    (38,786)     55,401
Fidelity VIP Growth Service Class                     226,480   (129,514)     96,967
Fidelity VIP Growth Opportunities Service Class        55,482    (71,194)    (15,712)
Fidelity VIP High Income Service Class                147,658    (99,367)     48,291
Fidelity VIP Investment Grade Bond                    114,584    (89,845)     24,739
Fidelity VIP Overseas Service Class                    67,571     (4,206)     63,365
M Fund Frontier Capital Appreciation                   12,677       (377)     12,300
FTVIPT Franklin Small Cap                              88,317    (41,286)     47,031
FTVIPT Templeton Foreign Securities                    56,682    (50,605)      6,077
FTVIPT Templeton Foreign Securities Class 2           113,169    (72,524)     40,645
FTVIPT Templeton Global Asset Allocation               17,142    (10,838)      6,303
FTVIPT Templeton Growth Securities                     94,713    (52,305)     42,408
FTVIPT Templeton Growth Securities Class 2             48,557    (20,319)     28,238
Janus Aspen Series Balanced                           226,604   (227,375)       (771)
Janus Aspen Series Balanced Service Shares             32,587    (31,797)        790
Janus Aspen Series Global Technology Service Shares    81,311    (65,306)     16,005
Janus Aspen Series Mid Cap Growth Service Shares       52,808     (2,268)     50,540
Janus Aspen Series Worldwide Growth                   333,948   (345,751)    (11,803)
Janus Aspen Series Worldwide Growth Service Shares     47,577    (15,312)     32,265
Lincoln VIPT Aggressive Growth                          1,201       (264)        937
Lincoln VIPT Bond                                     922,868   (592,580)    330,288
Lincoln VIPT Capital Appreciation                     107,298    (81,810)     25,489
Lincoln VIPT Equity-Income                             71,480    (59,499)     11,982
Lincoln VIPT Global Asset Allocation                   25,959     (2,232)     23,727
Lincoln VIPT International                             65,221     (6,365)     58,856
Lincoln VIPT Money Market                           3,054,485 (3,496,869)   (442,383)
Lincoln VIPT Social Awareness                           9,674     (4,915)      4,759
MFS VIT Capital Opportunities                         106,273    (84,882)     21,392
MFS VIT Emerging Growth                               264,602   (233,843)     30,759
MFS VIT Total Return                                  360,019   (219,532)    140,487
MFS VIT Utilities                                     214,569   (128,144)     86,425
NB AMT Mid-Cap Growth                                 413,453   (350,985)     62,468
NB AMT Partners                                        29,191    (45,154)    (15,963)
NB AMT Regency                                         81,786    (65,780)     16,007

Lincoln Life Flexible Premium Variable Life Account R

                                         Units     Units     Net Increase
                                         Issued    Redeemed  (Decrease)
      -------------------------------------------------------------------
      PIMCO VIT OPCAP Global Equity          6,227   (5,497)       731
      PIMCO VIT OPCAP Managed                9,623  (24,007)   (14,384)
      Putnam VT Growth & Income Class IB    28,552   (5,136)    23,416
      Putnam VT Health Sciences Class IB    23,128   (2,046)    21,082
      Scudder VIT EAFE Equity Index        111,208  (56,409)    54,799
      Scudder VIT Equity 500 Index       1,383,116 (612,922)   770,194
      Scudder VIT Small Cap Index          167,882 (106,254)    61,628
      M Fund Turner Core Growth             21,043     (326)    20,717

Lincoln Life Flexible Premium Variable Life Account R

7. New Investment Funds and Fund Name Changes
During 2003, the Alliance Variable Products Series Fund (AVPSF) family of funds changed its name to the AllianceBernstein Variable Products Series Fund (ABVPSF), and the Lincoln National (LN) fund family changed its name to the Lincoln Variable Insurance Products Trust (Lincoln VIPT).

Also during 2003, the Janus Aspen Series Aggressive Growth Portfolio Service Shares changed its name to the Janus Aspen Series Mid Cap Growth Portfolio Service Shares.

In 2003, the M Fund Brandes International Equity Fund, the M Fund Business Opportunity Value Fund, the M Fund Frontier Capital Appreciation Fund and the M Fund Turner Core Growth Fund became available as investment options to Variable Account contract owners. There was no activity in the M Fund Business Opportunity Value Fund in 2003.

During 2004, the OCC Accumulation Trust (OCC) family of funds changed its name to PIMCO Advisors VIT (fund family of the OPCAP funds).

Also during 2004, the Delaware VIPT Large Cap Value Series changed its name to the Delaware VIPT Value Series.

In 2004, the American Century VP Inflation Protection Fund, the American Funds Global Growth Class 2 Fund and the Delaware VIPT Diversified Income Series became available as investment options to Variable Account contract owners.

8. Fund Closing

In April 2003, the Delaware VIPT Devon Fund ceased to be available as an investment option to Variable Account Contract owners.

Report of Independent Registered Public Accounting Firm

Board of Directors of The Lincoln National Life Insurance Company
   and
Contract Owners of Lincoln Life Flexible Premium Variable Life Account R

We have audited the accompanying statement of assets and liabilities of Lincoln Life Flexible Premium Variable Life Account R ("Variable Account") comprised of the subaccounts described in Note 1 and Note 8, as of December 31, 2004, the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2004, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the Lincoln Life Flexible Premium Variable Life Account R at December 31, 2004, the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 1, 2005

                  The Lincoln National Life Insurance Company

The Lincoln National Life Insurance Company

Consolidated Balance Sheets

                                                                           December 31
                                                                        2004          2003
                                                                    ------------  -----------
                                                                          (000s omitted)
                                                                    -------------------------
ASSETS
Investments:
 Securities available-for-sale, at fair value:
   Fixed maturity (cost: 2004 -- $31,514,767; 2003 -- $29,607,156)  $ 33,331,468  $31,362,588
--------------------------------------------------------------------
   Equity (cost: 2004 -- $101,173; 2003 -- $128,572)                     113,678      147,200
--------------------------------------------------------------------
 Trading securities                                                    2,942,495    2,786,471
--------------------------------------------------------------------
 Mortgage loans on real estate                                         3,855,110    4,189,469
--------------------------------------------------------------------
 Real estate                                                             191,108      112,642
--------------------------------------------------------------------
 Policy loans                                                          1,864,727    1,917,837
--------------------------------------------------------------------
 Derivative investments                                                   52,663       68,633
--------------------------------------------------------------------
 Other investments                                                       369,103      363,380
                                                                    ------------  -----------
--------------------------------------------------------------------
Total Investments                                                     42,720,352   40,948,220
--------------------------------------------------------------------
Cash and invested cash                                                 1,237,704    1,442,772
--------------------------------------------------------------------
Property and equipment                                                   142,284      165,103
--------------------------------------------------------------------
Deferred acquisition costs                                             2,854,067    2,526,482
--------------------------------------------------------------------
Premiums and fees receivable                                             243,289      355,107
--------------------------------------------------------------------
Accrued investment income                                                495,532      490,507
--------------------------------------------------------------------
Assets held in separate accounts                                      48,018,358   40,174,818
--------------------------------------------------------------------
Amounts recoverable from reinsurers                                    7,055,970    8,150,627
--------------------------------------------------------------------
Goodwill                                                                 919,172      919,172
--------------------------------------------------------------------
Other intangible assets                                                  819,076      921,856
--------------------------------------------------------------------
Other assets                                                             801,946      768,548
                                                                    ------------  -----------
--------------------------------------------------------------------
Total Assets                                                        $105,307,750  $96,863,212
                                                                    ============  ===========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Insurance and Investment Contract Liabilities:
 Insurance policy and claim reserves                                $ 22,461,322  $23,172,985
--------------------------------------------------------------------
 Contractholder funds                                                 23,126,638   22,727,811
--------------------------------------------------------------------
 Liabilities related to separate accounts                             48,018,358   40,174,818
                                                                    ------------  -----------
--------------------------------------------------------------------
Total Insurance and Investment Contract Liabilities                   93,606,318   86,075,614
--------------------------------------------------------------------
Short-term debt                                                           32,072       41,877
--------------------------------------------------------------------
Long-term debt                                                         1,297,182    1,250,000
--------------------------------------------------------------------
Federal income taxes                                                     149,638       36,953
--------------------------------------------------------------------
Reinsurance related derivative liability                                 351,974      325,279
--------------------------------------------------------------------
Funds withheld reinsurance liabilities                                 1,580,217    1,493,066
--------------------------------------------------------------------
Other liabilities                                                      2,186,576    2,064,024
--------------------------------------------------------------------
Deferred gain on indemnity reinsurance                                   911,437      922,407
                                                                    ------------  -----------
--------------------------------------------------------------------
Total Liabilities                                                    100,115,414   92,209,220
--------------------------------------------------------------------
Shareholder's Equity:
Common stock -- $2.50 par value,
authorized, issued and outstanding shares -- 10 million
  (owned by Lincoln National Corporation)                                 25,000       25,000
--------------------------------------------------------------------
Retained earnings                                                      4,385,155    3,856,029
--------------------------------------------------------------------
Accumulated Other Comprehensive Income:
 Net unrealized gain on securities available-for-sale                    781,157      757,970
--------------------------------------------------------------------
 Net unrealized gain on derivative instruments                            13,985       24,272
--------------------------------------------------------------------
 Minimum pension liability adjustment                                    (12,961)      (9,279)
                                                                    ------------  -----------
--------------------------------------------------------------------
Total Accumulated Other Comprehensive Income                             782,181      772,963
                                                                    ------------  -----------
--------------------------------------------------------------------
Total Shareholder's Equity                                             5,192,336    4,653,992
                                                                    ------------  -----------
--------------------------------------------------------------------
Total Liabilities and Shareholder's Equity                          $105,307,750  $96,863,212
------------------------------------------------------------------  ============  ===========

See notes to the Consolidated Financial Statements.

The Lincoln National Life Insurance Company

Consolidated Statements of Income

                                                                            Year Ended December 31
                                                                      ----------------------------------
                                                                         2004        2003        2002
                                                                      ----------  ----------  ----------
                                                                                (000s omitted)
                                                                      ----------------------------------
Revenue:
Insurance premiums                                                    $  158,382  $  205,544  $  250,766
----------------------------------------------------------------------
Insurance fees                                                         1,443,330   1,287,251   1,273,133
----------------------------------------------------------------------
Net investment income                                                  2,593,207   2,540,077   2,533,072
----------------------------------------------------------------------
Realized gain (loss) on investments                                      (45,139)    330,768    (273,451)
----------------------------------------------------------------------
Amortization of deferred gain on indemnity reinsurance                    87,387      74,234      73,115
----------------------------------------------------------------------
Other revenue and fees                                                   289,314     242,617     244,291
                                                                      ----------  ----------  ----------
----------------------------------------------------------------------
Total Revenue                                                          4,526,481   4,680,491   4,100,926
----------------------------------------------------------------------

Benefits and Expenses:
Benefits                                                               2,177,111   2,280,403   2,701,722
----------------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses                1,494,623   1,397,692   1,383,295
----------------------------------------------------------------------
Interest and debt expense                                                 78,817      79,305      79,342
                                                                      ----------  ----------  ----------
----------------------------------------------------------------------
Total Benefits and Expenses                                            3,750,551   3,757,400   4,164,359
----------------------------------------------------------------------
Income (Loss) before Federal Income Taxes and Cumulative Effect of
  Accounting Changes                                                     775,930     923,091     (63,433)
----------------------------------------------------------------------
Federal income taxes (benefit)                                           193,213     244,919     (98,858)
                                                                      ----------  ----------  ----------
----------------------------------------------------------------------
Income before Cumulative Effect of Accounting Changes                    582,717     678,172      35,425
----------------------------------------------------------------------
Cumulative Effect of Accounting Changes (net of Federal income taxes)    (25,647)   (236,624)         --
                                                                      ----------  ----------  ----------
----------------------------------------------------------------------
Net Income                                                            $  557,070  $  441,548  $   35,425
--------------------------------------------------------------------- ==========  ==========  ==========



See notes to the Consolidated Financial Statements.

The Lincoln National Life Insurance Company

Consolidated Statements of Shareholder's Equity

                                                                                     Year Ended December 31
                                                                                  2004        2003        2002
                                                                               ----------  ----------  ----------
                                                                                         (000s omitted)
                                                                               ----------------------------------
Common Stock:
Balance at beginning and end-of-year                                           $   25,000  $   25,000  $   25,000
-------------------------------------------------------------------------------

Retained Earnings:
Balance at beginning-of-year                                                    3,856,029   3,610,211   4,255,598
-------------------------------------------------------------------------------
Comprehensive income                                                              566,288     531,059     523,556
-------------------------------------------------------------------------------
Less other comprehensive income (loss) (net of federal income tax):
 Foreign currency translation adjustment                                               --        (375)         --
-------------------------------------------------------------------------------
 Net unrealized gain on securities available-for-sale, net of reclassification
   adjustment                                                                      23,187      54,870     531,136
-------------------------------------------------------------------------------
 Net unrealized gain (loss) on derivative instruments                             (10,287)     (7,557)      8,847
-------------------------------------------------------------------------------
 Minimum pension liability adjustment                                              (3,682)     42,573     (51,852)
                                                                               ----------  ----------  ----------
-------------------------------------------------------------------------------
Net Income                                                                        557,070     441,548      35,425
-------------------------------------------------------------------------------
Additional investment by Lincoln National Corporation/Stock Compensation          122,056       4,270      29,188
-------------------------------------------------------------------------------
Dividends declared                                                               (150,000)   (200,000)   (710,000)
                                                                               ----------  ----------  ----------
-------------------------------------------------------------------------------
Balance at End-of-Year                                                          4,385,155   3,856,029   3,610,211
-------------------------------------------------------------------------------

Foreign Currency Translation Adjustment:
Balance at beginning-of-year                                                           --         375         375
-------------------------------------------------------------------------------
Change during the year                                                                 --        (375)         --
                                                                               ----------  ----------  ----------
-------------------------------------------------------------------------------
Balance at End-of-Year                                                                 --          --         375
                                                                               ----------  ----------  ----------
-------------------------------------------------------------------------------

Net Unrealized Gain on Securities Available-for-Sale:
Balance at beginning-of-year                                                      757,970     703,100     171,964
-------------------------------------------------------------------------------
Change during the year                                                             23,187      54,870     531,136
                                                                               ----------  ----------  ----------
-------------------------------------------------------------------------------
Balance at End-of-Year                                                            781,157     757,970     703,100
                                                                               ----------  ----------  ----------
-------------------------------------------------------------------------------

Net Unrealized Gain on Derivative Instruments:
Balance at beginning-of-year                                                       24,272      31,829      22,982
-------------------------------------------------------------------------------
Cumulative effect of accounting change                                                 --          --          --
-------------------------------------------------------------------------------
Change during the year                                                            (10,287)     (7,557)      8,847
                                                                               ----------  ----------  ----------
-------------------------------------------------------------------------------
Balance at End-of-Year                                                             13,985      24,272      31,829
                                                                               ----------  ----------  ----------
-------------------------------------------------------------------------------

Minimum Pension Liability Adjustment:
Balance at beginning-of-year                                                       (9,279)    (51,852)         --
-------------------------------------------------------------------------------
Change during the year                                                             (3,682)     42,573     (51,852)
                                                                               ----------  ----------  ----------
-------------------------------------------------------------------------------
Balance at End-of-Year                                                            (12,961)     (9,279)    (51,852)
                                                                               ----------  ----------  ----------
-------------------------------------------------------------------------------
Total Shareholder's Equity at End-of-Year                                      $5,192,336  $4,653,992  $4,318,663
------------------------------------------------------------------------------ ==========  ==========  ==========

See notes to the Consolidated Financial Statements.

The Lincoln National Life Insurance Company

Consolidated Statements of Cash Flows

                                                                               Year Ended December 31
                                                                          2004         2003          2002
                                                                      -----------  ------------  ------------
                                                                                   (000s omitted)
                                                                      ---------------------------------------
Cash Flows from Operating Activities:
Net income                                                            $   557,070  $    441,548  $     35,425
----------------------------------------------------------------------
Adjustments to reconcile net income to net cash provided by operating activities:
----------------------------------------------------------------------
 Deferred acquisition costs                                              (426,843)     (374,713)     (325,704)
----------------------------------------------------------------------
 Premiums and fees receivable                                             111,818      (174,546)      196,322
----------------------------------------------------------------------
 Accrued investment income                                                 (5,024)       14,436        26,298
----------------------------------------------------------------------
 Policy liabilities and accruals                                         (741,920)      335,873      (929,827)
----------------------------------------------------------------------
 Net trading securities purchases, sales and maturities                   (98,798)     (446,890)           --
----------------------------------------------------------------------
 Cumulative effect of accounting change                                    39,457       363,933            --
----------------------------------------------------------------------
 Contractholder funds                                                     905,587     1,095,460       983,768
----------------------------------------------------------------------
 Amounts recoverable from reinsurers                                      374,969      (895,523)      894,270
----------------------------------------------------------------------
 Federal income taxes                                                     120,968       202,067      (108,019)
----------------------------------------------------------------------
 Federal income taxes paid on proceeds from disposition                        --            --      (477,133)
----------------------------------------------------------------------
 Stock-based compensation expense                                          18,534         9,589        24,068
----------------------------------------------------------------------
 Provisions for depreciation                                               48,260        49,039        22,222
----------------------------------------------------------------------
 Amortization of other intangible assets                                  102,208        90,917       105,714
----------------------------------------------------------------------
 Realized loss on investments and derivative instruments                   58,307        16,118       262,805
----------------------------------------------------------------------
 Realized (gain) loss on sale of subsidiaries                             (14,137)           --        10,646
----------------------------------------------------------------------
 Amortization of deferred gain                                            (87,387)      (74,234)      (73,115)
----------------------------------------------------------------------
 Other                                                                   (274,053)      304,231      (375,564)
                                                                      -----------  ------------  ------------
----------------------------------------------------------------------
Net Adjustments                                                           131,946       515,757       236,751
                                                                      -----------  ------------  ------------
----------------------------------------------------------------------
Net Cash Provided by Operating Activities                                 689,016       957,305       272,176
----------------------------------------------------------------------

Cash Used In Investing Activities:
Securities-available-for-sale:
 Purchases                                                             (9,001,101)  (13,338,976)  (14,002,161)
----------------------------------------------------------------------
 Sales                                                                  4,740,060     8,181,666     8,078,426
----------------------------------------------------------------------
 Maturities                                                             2,468,287     3,010,136     2,484,637
----------------------------------------------------------------------
Purchase of other investments                                          (1,938,069)   (1,520,429)   (1,280,211)
----------------------------------------------------------------------
Sale or maturity of other investments                                   2,186,586     1,763,285     1,739,382
----------------------------------------------------------------------
Proceeds from disposition of business                                      10,242            --      (195,000)
----------------------------------------------------------------------
Increase (decrease) in cash collateral on loaned securities               181,013       112,236       (95,341)
----------------------------------------------------------------------
Other                                                                     145,524      (114,153)      142,592
                                                                      -----------  ------------  ------------
----------------------------------------------------------------------
Net Cash Used in Investing Activities                                  (1,207,458)   (1,906,235)   (3,127,676)
----------------------------------------------------------------------

Cash Flows from Financing Activities:
Increase in long-term debt                                                 47,182            --            --
----------------------------------------------------------------------
Net decrease in short-term debt                                            (9,805)      (61,819)     (158,143)
----------------------------------------------------------------------
Universal life and investment contract deposits                         4,928,315     4,935,740     5,305,499
----------------------------------------------------------------------
Universal life and investment contract withdrawals                     (3,353,031)   (2,746,914)   (3,262,194)
----------------------------------------------------------------------
Investment contract transfers                                          (1,336,438)     (816,826)      108,479
----------------------------------------------------------------------
Increase in funds withheld liability                                       87,151        34,998            --
----------------------------------------------------------------------
Capital contribution from shareholder                                     100,000            --            --
----------------------------------------------------------------------
Dividends paid to shareholder                                            (150,000)     (200,000)     (710,000)
                                                                      -----------  ------------  ------------
----------------------------------------------------------------------
Net Cash Provided by Financing Activities                                 313,374     1,145,179     1,283,641
                                                                      -----------  ------------  ------------
----------------------------------------------------------------------
Net (Decrease) Increase in Cash and Invested Cash                        (205,068)      196,249    (1,571,859)
----------------------------------------------------------------------
Cash and Invested Cash at Beginning-of-Year                             1,442,772     1,246,523     2,818,382
                                                                      -----------  ------------  ------------
----------------------------------------------------------------------
Cash and Invested Cash at End-of-Year                                 $ 1,237,704  $  1,442,772  $  1,246,523
--------------------------------------------------------------------- ===========  ============  ============

See notes to the Consolidated Financial Statements.

The Lincoln National Life Insurance Company

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
1. Summary of Significant Accounting Policies

Basis of Presentation.
The accompanying Consolidated Financial Statements include The Lincoln National Life Insurance Company ("the Company") and its majority-owned subsidiaries. The Company, together with its subsidiaries, are defined as ("LNL"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company of New York ("Lincoln Life New York"). Prior to the fourth quarter of 2001, the Company owned 100% of the outstanding common stock of two additional insurance company subsidiaries that were sold as part of the sale of LNC's reinsurance business to Swiss Re in December 2001 (see
Note 12). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories. Operations are divided into two business segments: Lincoln Retirement and Life Insurance (see Note 10). These Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates.
The nature of the insurance business requires management to make numerous estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may differ from those estimates.

Investments.
Securities available-for-sale consist of fixed maturity and equity securities, which are carried at fair value. The cost of available-for-sale fixed maturity securities is adjusted for amortization of premiums and discounts. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other than temporary.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivatives in liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, LNL recognizes investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, LNL will be unable to collect all amounts due under the contractual terms of the loan agreement. When LNL determines that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized gain (loss) on investments.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses),

The Lincoln National Life Insurance Company gains on sale of subsidiaries/business, and net gain on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

Derivative Instruments.
LNL hedges certain portions of its exposure to interest rate risk, credit risk and equity risk fluctuations by entering into derivative transactions. A description of LNL's accounting for its hedging of such risks is discussed in the following paragraphs.

LNL recognizes all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, LNL must designate the hedging instrument based upon the exposure being hedged--as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2004 and 2003, LNL had derivative instruments that were designated and qualified as cash flow hedges. In addition, LNL had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards No. 133 , "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in net income during the period of change.

LNL has certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 8 for further discussion of LNL's accounting policy for derivative instruments.

Loaned Securities.
Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in LNL's Consolidated Balance Sheets. In other instances, LNL will hold as collateral securities with a market value at least equal to the securities loaned. Securities held as collateral are not recorded in LNL's Consolidated Balance Sheets in accordance with accounting guidance for secured borrowings and collateral. LNL's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. LNL values collateral daily and obtains additional collateral when deemed appropriate.

Property and Equipment.
Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

Premiums and Fees on Investment Products and Universal Life and Traditional Life Insurance Products.
Investment Products and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance, bank-owned life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed

The Lincoln National Life Insurance Company premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

Other Revenues and Fees.
Other revenue and fees principally consists of amounts earned by LFA, LNL's retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

Assets Held in Separate Accounts/Liabilities Related to Separate Accounts. These assets and liabilities represent segregated funds administered and invested by LNL and its insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by LNL and its insurance subsidiaries for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue.

Deferred Acquisition Costs, Deferred Front End Loads, Deferred Sales
Inducements.
Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97") and Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS 60"). Under FAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under FAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There are currently no deferred acquisition costs ("DAC") being amortized under FAS 60 for fixed and variable payout annuities.

For all FAS 97 and FAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. (See above for discussion of amortization methodologies.)

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") included in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

Benefits and Expenses.
Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in LNL's general account during 2002 through 2004 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than deferred acquisition costs, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB"), and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB").

Goodwill and Other Intangible Assets.
Goodwill, as measured by the excess of the cost of acquired subsidiaries or businesses over the fair value of net assets acquired, is not amortized, but is subject to impairment tests conducted at least annually.

Other intangible assets for acquired insurance businesses consist of the value of existing blocks of business (referred to as the "present value of in-force"). The present value of in-force ("PVIF") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization

The Lincoln National Life Insurance Company periods and methods of amortization for PVIF vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. PVIF is amortized in a manner consistent with DAC.

The carrying values of other intangible assets are reviewed periodically for indicators of impairment in value that are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If there was an indication of impairment then the cash flow method would be used to measure the impairment and the carrying value would be adjusted as necessary.

Insurance and Investment Contract Liabilities.
The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%.

Beginning January 1, 2004, the liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC. Prior to January 1, 2004, the liabilities for future claim reserves for the GMDB feature were a function of the net amount at risk ("NAR"), mortality, persistency and incremental death benefit mortality and expense assessments ("M&E") expected to be incurred over the period of time for which the NAR was positive.

With respect to its insurance and investment contract liabilities, LNL continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by LNL includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2004 and 2003 participating policies comprised 3.6%, and 4.2% of the face amount of insurance in-force, and dividend expenses were $77.4 million, $81.6 million, and $76.0 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Reinsurance.
LNL enters into reinsurance agreements with other companies in the normal course of its business. Prior to the acquisition of LNL's reinsurance operations by Swiss Re in 2001, LNL assumed reinsurance from unaffiliated companies. The transaction with Swiss Re involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNL's reinsurance operations. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

Post-retirement Medical and Life Insurance Benefits.
LNL accounts for its post-retirement medical and life insurance benefits using the full accrual method.

Stock Based Compensation.
Effective January 1, 2003, LNL implemented the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123") to expense the fair value of LNC stock options granted to LNL employees. On December 31, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS 148"), which provides alternative methods of transition for entities that change to the fair value method of accounting for stock-based employee compensation.

LNL adopted the retroactive restatement method under FAS 148 and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method in FAS 123 for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994. See Note 2 for additional information.

Income Taxes.
LNL and eligible subsidiaries have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, LNL provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that LNL will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

Reclassifications.
Certain amounts reported in prior years' Consolidated Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
2. Changes in Accounting Principles and Changes in Estimates

Statement of Position 03-1.
In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP"). LNL implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation, as discussed below, have been recorded in net income as a cumulative effect of accounting change.

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as GMDB, and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts.

GMDB Reserves. Although there was no method prescribed under generally accepted accounting principles for GMDB reserving until the issuance of the SOP, LNL's Retirement segment has been recording a reserve for GMDBs. At December 31, 2003, LNL's GMDB reserve was $46.4 million. Based upon a comparison of the requirements of the SOP to LNL's established practice of reserving for GMDB, the adoption of the GMDB reserving methodology under the SOP resulted in a decrease to reserves of $9.7 million pre-tax. GMDB reserves were $18.2 million at December 31, 2004, of which $18.0 million was reinsured with an affiliated reinsurance company (Note 14).

Under the SOP, the reserve is calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

Application of the SOP impacts estimated gross profits ("EGPs") used to calculate amortization of DAC, PVIF, DSI, and DFEL. The benefit ratio approach under the SOP results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in LNL's determination of DAC amortization are lower under the SOP. Therefore upon adoption of the SOP LNL reported an unfavorable DAC/PVIF/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43.2 million, pre-tax, in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of the SOP resulted in a charge to net income for the cumulative effect of accounting change of $35.3 million, pre-tax, ($22.9 million after-tax) in 2004.

Sales Inducements. LNL's Retirement segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. LNL also offers enhanced interest rates to variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under the SOP and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

LNL previously deferred bonus credits as part of the DAC asset and reported the amortization of bonus credits as part of DAC amortization. Upon implementation of the SOP, LNL reclassified bonus credits of $45.2 million from DAC to DSI, which are reported in other assets on the balance sheet. Amortization of the deferred sales inducement asset is reported as part of benefit expense. Prior period balance sheet and income statement line item presentation has been reclassified to conform to the new basis of presentation.

LNL previously reported excess DCA interest as benefit expense when the excess interest was earned under the contract. As required by the SOP, during the first quarter of 2004, LNL began deferring excess DCA interest as deferred sales inducements and amortizing these deferred sales inducements as benefit expense over the expected life of the contract. Over the long run the same amount of excess DCA interest expense will emerge under the SOP as under LNL's previous accounting method. However, due to the prospective treatment of new deferred sales inducements, LNL's net income was slightly higher under the SOP for 2004 relative to the approach used for last year. This pattern is expected to continue for near term financial reporting periods. Net income for the year ended December 31, 2004 increased $7.9 million compared to 2003 due to excess DCA interest capitalized under the SOP.

Universal Life Contracts. LNL's Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which the SOP might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves would be necessary with the exception of the MoneyGuard/SM /product. MoneyGuard/SM/ is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of the SOP resulted in a charge recorded as a cumulative effect of accounting change of $2.7 million, after-tax, for the extension of benefit feature in MoneyGuard/SM/.

The Lincoln National Life Insurance Company

FASB Staff Position No. FAS 97-1--Situations in Which Paragraphs of FASB Statement No. 97 Permit or Require Accrual of an Unearned Revenue Liability.
In June of 2004, the Financial Accounting Standards Board ("FASB") issued Financial Staff Position FAS 97-1 ("FSP 97-1"), which was effective for the third quarter 2004. FSP 97-1 clarifies that the SOP did not restrict the recording of a liability for unearned revenue as defined in accordance with paragraphs 17(b) and 20 of Statement of Accounting Standards No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" to only those situations where profits are followed by expected losses. LNL implemented the requirements of FSP 97-1, and they did not have any effect on LNL's results of operations.

Accounting for Share-Based Payment.
In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(r)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." FAS 123(r) requires all share-based payments to employees to be recognized in the income statement based on their fair values. As discussed in Note 1, LNL had previously adopted the retroactive restatement method under FAS148 and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method in FAS 123 for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

LNC currently uses the Black-Scholes formula to estimate the value of stock options granted to employees of LNL and expects to continue to use this acceptable option valuation model upon the required adoption of FAS 123(r) on July 1, 2005. FAS 123(r) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as financing cash flow, rather than as an operating cash flow as currently required. LNL does not anticipate that adoption for FAS 123(r) will have a material effect on results of operations, operating cash flows or its financial position.

On December 31, 2002, the FASB issued FAS 148, which provides alternative methods of transition for entities that change to the fair value method of accounting for stock-based employee compensation. LNL adopted the fair value method of accounting under FAS 123 with the retroactive restatement method, as amended by FAS 148, as of January 1, 2003 and restated its financial statements for the years 2002, 2001, and 2000.

FASB Financial Staff Position No. FAS--106-1 Medicare Prescription Drug Improvement and Modernization Act of 2003 and FASB Staff Position No. FAS--106-2--Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003.
In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 ("the Medicare Act") became law. Beginning in 2006, the Medicare Act provides various alternatives that could result in an offset to some portion of the costs of prescription drug benefits provided to retirees. In January 2004, the staff of the FASB issued Financial Staff Position No. FAS 106-1 ("FSP 106-1"), which permits a sponsor of a post-retirement health care plan that provides retiree prescription drug benefits to make a one-time election to defer accounting for the effects of the Medicare Act.

There are several uncertainties that exist as to the eventual effects of the Medicare Act on the cost of the prescription drug benefits currently included in LNC's retiree medical benefit plan in which LNL retiree's participate. These uncertainties include various administrative components related to the Medicare Act that have yet to be developed, the potential for significant legislative changes to the Medicare Act prior to its implementation in 2006, and the interrelated effects that the existence of various cost containment measures currently included within LNC's retiree medical benefit plans may have under the new legislation. However, regardless of the outcome of these various uncertainties, LNL does not currently expect that the Medicare Act would have a material affect on future net income due to the cost containment measures already in place under LNC's retiree medical benefit plans for LNL retiree participants.

Due to these uncertainties and expected immaterial impact, LNL elected to defer accounting for the effects of the Medicare Act in 2003. In May 2004, the staff of the FASB issued Financial Staff Position No. FAS 106-2 ("FSP 106-2"), which requires sponsors of a post-retirement health care plan that provides retiree prescription drug benefits to reflect the provisions of the Medicare Act in determining post-retirement benefit cost for the first annual or interim period starting after June 15, 2004.

LNL completed its analysis and incorporated the provisions of the Medicare Act in determining other post-retirement benefit costs and the accumulated post-retirement benefit obligation in third quarter of 2004. The implementation did not have a material effect on LNL's results of operations. For additional information, see Note 7.

Due to uncertainties about how LNL participants in LNC's post-retirement plan will elect to participate in the Medicare Act's benefits, and the various uncertainties created by the current lack of guidelines for applying the Medicare Act's provisions, LNL's assessment of the effects of the provisions of the Medicare Act could change. Any change would be included in the financial statements in the period the change occurs. Any change is not expected to have a material effect on LNL.

EITF 03-1--The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.
In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required income to be accrued on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. EITF 03-1 indicated that, although not presumptive, a pattern of selling investments prior to the forecasted recovery may call into question an investor's intent to hold the security until it recovers in value. The application of

The Lincoln National Life Insurance Company

EITF 03-1 was to be effective for reporting periods beginning after June 15, 2004. However, in September 2004, the FASB directed the FASB staff to develop a staff position ("FSP") providing further guidance on this topic. On September 30, 2004, the FASB issued FSP EITF 03-1-1 delaying the effective date of the accounting and measurement provisions of EITF 03-1 until further guidance is finalized, and it is not known what the effective date of the final FSP will be. LNL will continue to monitor developments concerning EITF 03-1 and is currently unable to estimate the potential effects of implementing EITF 03-1 on its consolidated financial condition or results of operations.

Accounting for Variable Interest Entities.
In January 2003, the FASB issued initial guidance under Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of variable interest entities ("VIE") by an enterprise if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. If one enterprise will absorb a majority of a VIE's expected losses and another enterprise will receive a majority of that VIE's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the VIE. A VIE is an entity in which no equity investors have the characteristics of a controlling financial interest or have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The FASB significantly modified several key aspects of the rules in a revised interpretation issued in December 2003. LNL adopted the final FIN 46 rules on December 31, 2003.

LNL identified certain partnership investments that required consolidation under the requirements of FIN 46. LNL consolidated these partnerships at December 31, 2003 with no material effect to either financial condition or results of operations.

Accounting for Modified Coinsurance.
During the fourth quarter of 2003, LNL implemented the FASB's Derivative Implementation Group Statement 133 Implementation Issue No. B36 ("DIG B36"). DIG B36 provides that the embedded derivatives included within Modco and CFW reinsurance agreements must be accounted for separately from the underlying reinsurance agreements.

The effective date for implementation of DIG B36 for LNL was the October 1, 2003 start date of the fourth quarter. The following table summarizes the various effects on shareholder's equity from the implementation of DIG B36 (in millions):

         Initial Adoption Shareholder Equity Effect on October 1, 2003


Notes                                                                                       Pre-tax  After-tax
----- -                                                                                     -------  ---------
      Recording of Embedded Derivative
 1A.  Cumulative effect of accounting change............................................... $(363.9)  $(236.6)
 1B.  Release of liability for unrealized investment gains.................................   342.8     222.8
                                                                                            -------   -------
      Total................................................................................   (21.1)    (13.8)
                                                                                            -------   -------
 2A.  Reclassification of available-for-sale securities to trading securities..............   342.9     222.9
 2B.  Release of unrealized available-for-sale security gains in Other Comprehensive Income  (342.9)   (222.9)
                                                                                            -------   -------
      Total available for sale to trading adjustment.......................................      --        --
                                                                                            -------   -------
      Total effect on Shareholder's Equity from DIG B36 Implementation on October 1, 2003.. $ (21.1)  $ (13.8)
                                                                                            =======   =======

1A.At the time of adoption, LNL recorded a charge to net income as a cumulative effect of a change in accounting, representing the fair value of the embedded derivatives included in various Modco and CFW reinsurance agreements.

1B.In conjunction with recording the above charge in 1A., LNL also recorded an increase in Other Comprehensive Income relating to the fact that prior to the adoption of DIG B36 the net unrealized gains on the underlying available-for-sale securities supporting these reinsurance agreements had been accounted for as gains benefiting the reinsurance companies assuming the risks under these Modco and CFW reinsurance agreements.

2A.Concurrent with the initial recording of the embedded derivative associated with these reinsurance arrangements, LNL reclassified related available-for-sale securities to trading securities classification.

2B.The previously recorded increases to shareholder's equity reported in Other
   Comprehensive Income as a result of the available-for-sale classification of these securities were reversed as part of the reclassification accounting.

Effective with the fourth quarter of 2003, changes in the fair value of the embedded derivative flow through net income, as do changes in the fair value of the trading account securities. These adjustments do not net to zero in any one particular accounting period due to the fact that not all of the invested assets supporting these Modco and CFW reinsurance agreements were available-for-sale securities that could be reclassified to trading securities, and not all Modco and CFW reinsurance agreements have segregated portfolios of securities that can be classified as trading securities. However, it is important to note that these differences in net income will reverse over the term of the underlying Modco and CFW reinsurance agreements, reflecting the fact that the accounting for the embedded derivatives prescribed in DIG B36 changes the timing of the recognition of income under these Modco and CFW reinsurance agreements but does not change the total amount of earnings that will ultimately be reported over the life of these agreements.

The Lincoln National Life Insurance Company

Change in Estimate for Personal Accident Reinsurance Reserves.
As a result of developments and information received in the third quarter of 2003 relating to personal accident matters, LNL increased reserves on this exited business by $20.9 million, after-tax ($32.1 million, pre-tax) with a corresponding increase in reinsurance recoverable from Swiss Re and in the deferred gain. As a result of developments and information obtained during 2002 relating to personal accident matters, LNL increased these exited business reserves by $184.1 million, after-tax ($283.2 million, pre-tax). After giving effect to LNL's $100 million indemnification obligation to Swiss Re, LNL recorded a $119.1 million, after-tax ($183.2 million, pre-tax) increase in reinsurance recoverable from Swiss Re with a corresponding increase in the deferred gain.

Accounting for Costs Associated with Exit or Disposal Activities.
In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). The principal difference between FAS 146 and Issue 94-3 is that FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. FAS 146 is effective for exit or disposal activities after December 31, 2002. LNL adopted FAS 146 on January 1, 2003, and the adoption affects the timing of when expense is recognized for restructuring activities after December 31, 2002. See Note 13 for information on Restructuring charges.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
3. Investments

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                             Amortized Cost  Gains    Losses  Fair Value
                                             -------------- -------- -------  ----------
                                                            (in millions)
                                             -------------------------------------------
December 31, 2004:
  Corporate bonds...........................   $24,415.4... $1,660.9 $(108.3) $25,968.0.
  U.S. government bonds.....................       151.6...     11.1       --     162.7.
  Foreign government bonds..................       884.6...     61.9    (0.4)     946.1.
  Asset and mortgage-backed securities:
    Mortgage pass-through securities........       695.8...      9.9    (1.0)     704.7.
    Collateralized mortgage obligations.....     2,650.8...     62.6    (8.2)   2,705.2.
    Commercial mortgage backed securities...     2,347.4...    111.8    (9.7)   2,449.5.
    Other asset-backed securities...........       150.3...      7.7    (0.5)     157.5.
  State and municipal bonds.................       157.7...      4.5    (0.6)     161.6.
  Redeemable preferred stocks...............        61.2...     15.0       --      76.2.
                                               ---------    -------- -------  ---------
Total fixed maturity securities.............    31,514.8...  1,945.4  (128.7)  33,331.5.
Equity securities...........................       101.2...     12.5       --     113.7.
                                               ---------    -------- -------  ---------
Total.......................................   $31,616.0... $1,957.9 $(128.7) $33,445.2.
                                               =========    ======== =======  =========
December 31, 2003:
  Corporate bonds...........................   $23,414.0... $1,689.5 $(169.6) $24,933.9.
  U.S. government bonds.....................       196.4...      9.3    (0.2)     205.5.
  Foreign government bonds..................       820.8...     42.2   (13.4)     849.6.
  Asset and mortgage-backed securities:
    Mortgage pass-through securities........       460.6...     15.2    (1.4)     474.4.
    Collateralized mortgage obligations.....     2,419.3...     66.8    (9.2)   2,476.9.
    Commercial mortgage backed securities...     1,946.6...    118.6   (13.1)   2,052.1.
    Other asset-backed securities...........       152.3...      6.0    (0.5)     157.8.
  State and municipal bonds.................       143.5...      5.3    (0.5)     148.3.
  Redeemable preferred stocks...............        53.7...     10.5    (0.1)      64.1.
                                               ---------    -------- -------  ---------
Total fixed maturity securities.............    29,607.2...  1,963.4  (208.0)  31,362.6.
Equity securities...........................       128.6...     19.0    (0.4)     147.2.
                                               ---------    -------- -------  ---------
Total.......................................   $29,735.8... $1,982.4 $(208.4) $31,509.8.
                                               =========    ======== =======  =========

The Lincoln National Life Insurance Company

Future maturities of fixed maturity securities available-for-sale are as follows:

                                             Amortized Cost Fair Value
                                             -------------- ----------
                                                   (in millions)
                                             -------------------------
         December 31, 2004
           Due in one year or less..........   $ 1,238.7    $ 1,254.3
           Due after one year through five
            years...........................     6,193.7      6,486.6
           Due after five years through ten
            years...........................     9,709.6     10,305.7
           Due after ten years..............     8,528.5      9,268.0
                                               ---------    ---------
           Subtotal.........................    25,670.5     27,314.6
           Asset and mortgage-backed
            securities......................     5,844.3      6,016.9
                                               ---------    ---------
           Total............................   $31,514.8    $33,331.5
                                               =========    =========

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

Par value, amortized cost and estimated fair value of investments in asset/mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                               Par Value Amortized Cost Fair Value
                               --------- -------------- ----------
                                          (in millions)
                               -----------------------------------
             December 31, 2004
               Below 5%....... $  823.5     $  251.8     $  250.0
               5%-6%..........  2,331.9      2,318.8      2,348.2
               6%-7%..........  1,560.3      1,567.3      1,614.8
               Above 7%.......  1,684.0      1,706.4      1,803.9
                               --------     --------     --------
               Total.......... $6,399.7     $5,844.3     $6,016.9
                               ========     ========     ========

The quality ratings of fixed maturity securities available-for-sale are as follows:

                                                 December 31, 2004
               NAIC     Rating Agency
            Designation Equivalent Designation Fair Value  % of Total
            ----------- ---------------------- ----------  ----------
                                               (in millions, except %)
                                               ----------------------
                 1        AAA/AA /A........... $20,132.2      60.4%
                 2        BBB.................  11,054.2      33.2
                 3        BB..................   1,401.0       4.2
                 4        B...................     502.3       1.5
                 5        CCC and lower.......     118.9       0.3
                 6        In or near default..     122.9       0.4
                                               ---------     -----
                          Total............... $33,331.5     100.0%
                                               =========     =====

The major categories of net investment income are as follows:

                                          Year Ended December 31
                                          2004     2003     2002
                                        -------- -------- --------
                                              (in millions)
                                        --------------------------
              Fixed maturity securities $1,932.3 $2,030.1 $2,030.3
              Equity securities........      8.4      9.2     10.1
              Trading securities.......    173.3     41.2       --
              Mortgage loans on real
               estate..................    349.5    337.9    356.3
              Real estate..............     24.7     42.0     45.8
              Policy loans.............    119.2    122.5    133.6
              Invested cash............     20.6      5.3     30.4
              Other investments........     54.3     47.6     18.8
                                        -------- -------- --------
              Investment revenue.......  2,682.3  2,635.8  2,625.3
              Investment expense.......     89.1     95.7     92.2
                                        -------- -------- --------
              Net investment income.... $2,593.2 $2,540.1 $2,533.1
                                        ======== ======== ========

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                                   2004      2003
                                                 --------- --------
                                                   (in millions)
                                                 ------------------
            Year Ended December 31
              Corporate bonds...................  $2,259.0 $2,171.2
              U.S. government bonds.............     307.8    285.9
              Foreign government bonds..........      50.5     46.5
              Asset and mortgage-backed
               securities:
                Mortgage pass-through
                 securities.....................      37.6     18.9
                Collateralized mortgage
                 obligations....................     103.1    110.8
                Commercial mortgage backed
                 securities.....................     151.4    123.1
                Other asset-backed securities...       9.3      9.7
              State and municipal bonds.........      18.8     16.5
              Redeemable preferred stocks.......       2.7      1.7
                                                 --------- --------
            Total fixed maturity securities.....   2,940.2  2,784.3
            Equity securities...................       2.3      2.2
                                                 --------- --------
            Total............................... $ 2,942.5 $2,786.5
                                                 ========= ========

The portion of the market adjustment for trading securities and the corresponding market adjustment for the reinsurance embedded derivative related to trading securities at December 31, 2004 and 2003 was $25.7 million and $307.7 million, respectively.

The Lincoln National Life Insurance Company

The detail of the realized gain (loss) on investments is as follows:

                                               Year Ended December 31
                                               2004    2003     2002
                                              ------  ------  -------
                                                   (in millions)
                                              -----------------------
         Realized loss on investments and
          derivative instruments............. $(58.2) $(16.1) $(262.8)
         Gain on transfer of securities from
          available-for-sale to trading......     --   342.9       --
         Gain (loss) on reinsurance
          embedded derivative/trading
          securities.........................   (1.0)    4.0       --
         Gain (loss) on sale of subsidiaries/
          business...........................   14.1      --    (10.6)
                                              ------  ------  -------
         Total Realized Gain (Loss) on
          Investments........................ $(45.1) $330.8  $(273.4)
                                              ======  ======  =======

The detail of the realized loss on investments and derivative instruments is as follows:

                                            Year Ended December 31
                                            2004     2003     2002
                                          -------  -------  -------
                                                (in millions)
                                          -------------------------
            Fixed maturity securities
             available-for-sale
              Gross gain................. $ 107.6  $ 333.7  $ 163.8
              Gross loss.................  (115.3)  (353.7)  (578.5)
            Equity securities
             available-for-sale
              Gross gain.................    18.7     25.4     11.8
              Gross loss.................    (0.7)    (4.4)   (22.2)
            Other investments............     4.5     28.1     27.2
            Associated (amortization)
             restoration of deferred
             acquisition costs and
             provision for policyholder
             commitments.................   (51.2)   (32.8)   143.2
            Investment expenses..........   (10.3)    (9.9)    (9.3)
                                          -------  -------  -------
            Total Investments............   (46.7)   (13.6)  (264.0)
            Derivative instruments net of
             associated (amortization)
             restoration of deferred
             acquisition costs...........   (11.5)    (2.5)     1.2
                                          -------  -------  -------
            Total Investments and
             Derivative Instruments...... $(58.2)  $ (16.1) $(262.8)
                                          =======  =======  =======

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                            Year Ended December 31
                                             2004    2003    2002
                                            -----   ------  ------
                                                (in millions)
                                            ---------------------
              Fixed maturity securities
               available-for-sale.......... $67.2   $248.8  $296.6
              Equity securities
               available-for-sale..........    --      3.4    21.4
              Mortgage loans on real estate  (2.0)     5.6     9.7
              Real estate..................    --      4.1      --
              Other long-term investments..    --       --     6.4
              Guarantees...................  (0.1)    (0.3)     --
                                            -----   ------  ------
              Total........................ $65.1   $261.6  $334.1
                                            =====   ======  ======

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                                          Year Ended December 31
                                           2004   2003    2002
                                          -----  ------ --------
                                              (in millions)
                                          ----------------------
                Fixed maturity securities $61.3  $190.8 $1,219.5
                Equity securities........  (6.1)    7.6     13.0
                                          -----  ------ --------
                Total.................... $55.2  $198.4 $1,232.5
                                          =====  ====== ========

The Lincoln National Life Insurance Company

For total traded and private securities held by LNL at December 31, 2004 and 2003 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                                             % Fair Amortized % Amortized Unrealized % Unrealized
                                  Fair Value Value    Cost       Cost        Loss        Loss
                                  ---------- ------ --------- ----------- ---------- ------------
                                                           (in millions)
                                  --------------------------------------------------------------
2004
(less or =) 90 days                $2,263.8   45.1% $2,280.0      44.3%    $ (16.2)      12.6%
90 days but (less or =) 180 days      338.1    6.7%    344.8       6.7%       (6.7)       5.2%
180 days but (less or =) 270 days   1,099.6   21.9%  1,127.9      21.9%      (28.3)      22.0%
270 days but (less or =) 1 year       187.1    3.7%    191.8       3.7%       (4.7)       3.7%
1 year                              1,133.9   22.6%  1,206.7      23.4%      (72.8)      56.5%
                                   --------  -----  --------     -----     -------      -----
Total                              $5,022.5  100.0% $5,151.2     100.0%    $(128.7)     100.0%
                                   ========  =====  ========     =====     =======      =====
2003
(less or =) 90 days                $1,903.7   41.1% $1,923.8      39.8%    $ (20.1)       9.6%
90 days but (less or =) 180 days    1,166.0   25.2%  1,200.7      24.8%      (34.7)      16.7%
180 days but (less or =) 270 days     504.1   10.9%    531.5      11.0%      (27.4)      13.2%
270 days but (less or =) 1 year       141.8    3.1%    147.0       3.0%       (5.2)       2.5%
1 year                                915.7   19.7%  1,036.6      21.4%     (120.9)      58.0%
                                   --------  -----  --------     -----     -------      -----
Total                              $4,631.3  100.0% $4,839.6     100.0%    $(208.3)     100.0%
                                   ========  =====  ========     =====     =======      =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by LNL in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) LNL's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 9--Fair Value of Financial Instruments to the Consolidated Financial Statements for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real Estate" and "Property and Equipment," include allowances for depreciation as follows:

                                             December 31
                                             2004    2003
                                             -----  ------
                                             (in millions)
                                             ------------
                      Real estate........... $23.5  $ 22.0
                      Property and equipment  49.3   100.9

Impaired mortgage loans along with the related allowance for losses are as follows:

                                                       December 31
                                                      2004    2003
                                                     ------  ------
                                                      (in millions)
                                                     --------------
            Impaired loans with allowance for losses $ 84.0  $120.2
            Allowance for losses....................  (15.5)  (17.5)
                                                     ------  ------
            Net impaired loans...................... $ 68.5  $102.7
                                                     ======  ======

The allowance for losses is maintained at a level believed adequate by LNL to absorb estimated probable credit losses. LNL's periodic evaluation of the adequacy of the allowance for losses is based on LNL's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

The Lincoln National Life Insurance Company

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                            Year Ended December 31
                                             2004    2003    2002
                                            -----   ------  -----
                                                (in millions)
                                            --------------------
               Balance at beginning-of-year $17.5   $ 11.9  $ 2.2
               Provisions for losses.......   4.7     16.4   12.7
               Releases due to principal
                paydowns...................  (6.7)   (10.8)  (3.0)
                                            -----   ------  -----
               Balance at end-of-year...... $15.5   $ 17.5  $11.9
                                            =====   ======  =====

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                              Year Ended December 31
                                               2004    2003   2002
                                               ------  -----  -----
                                                (in millions)
                                              ----------------------
               Average recorded investment in
                impaired loans............... $100.7   $72.6  $54.0
               Interest income recognized on
                impaired loans...............    9.1     8.1    5.6

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2004 and 2003, LNL had no mortgage loans on non-accrual status. As of December 31, 2004 and 2003, LNL had no mortgage loans past due 90 days and still accruing.

As of December 31, 2004 and 2003, LNL had restructured mortgage loans of $69.5 million and $63.6 million, respectively. LNL recorded $3.6 million and $4.7 million of interest income on these restructured mortgage loans in 2004 and 2003, respectively. Interest income in the amount of $6.4 million and $5.8 million would have been recorded on these mortgage loans according to their original terms in 2004 and 2003, respectively. As of December 31, 2004 and 2003, LNL had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2004, LNL's investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $478.9 million. This includes $181.8 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $147.4 million and $132.1 million at December 31, 2004 and 2003, respectively.

During the third quarter of 2003, LNL completed a securitization of commercial mortgage loans. In the aggregate, the loans had a fair value of $182.2 million and a carrying value of $167.3 million. LNL received $182.2 million from the trust for the sale of the loans. A recourse liability was not recorded since LNL is not obligated to repurchase any loans from the trust that may later become delinquent. Servicing fees of $0.1 million and $0.03 million were received in 2004 and 2003, respectively. The transaction was hedged with interest rate swaps to lock in the value of the loans. LNL recorded a gain on the hedge of $7.8 million pre-tax and a realized gain on the sale of $14.9 million pre-tax resulting in a total gain of $22.7 million pre-tax. LNL did not retain an interest in the securitized assets.

--------------------------------------------------------------------------------
4. Federal Income Taxes


The Federal income tax expense (benefit) is as follows:

                                           Year Ended December 31
                                            2004   2003    2002
                                           ------ ------ -------
                                               (in millions)
                                           ---------------------
               Current.................... $ 97.7 $ 31.5 $(140.4)
               Deferred...................   95.5  213.4    41.5
                                           ------ ------ -------
               Total tax expense (benefit) $193.2 $244.9 $ (98.9)
                                           ====== ====== =======

The effective tax rate on pre-tax income (loss) from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                               Year Ended December 31
                                                2004    2003    2002
                                              -------  ------  ------
                                                   (in millions)
                                              -----------------------
         Tax rate times pre-tax income (loss) $ 271.6  $323.1  $(22.2)
         Effect of:
           Tax-preferred investment income...  (68.7)   (49.7)  (46.6)
           Tax credits.......................  (13.9)   (19.1)  (17.7)
           Other items.......................     4.2    (9.4)  (12.4)
                                              -------  ------  ------
         Provision for income taxes.......... $ 193.2  $244.9  $(98.9)
         Effective tax rate..................      25%     27%    N/M
                                              =======  ======  ======

The effective tax rate is a ratio of tax expense over pre-tax income. Since the pre-tax loss of $63.4 million resulted in a tax benefit of $98.9 million in 2002, the effective tax rate was not meaningful.

The Federal income tax liability is as follows:

                                                   December 31
                                                    2004   2003
                                                   ------  -----
                                                   (in millions)
                                                   ------------
                Current........................... $ 47.4  $19.7
                Deferred..........................  102.2   17.2
                                                   ------  -----
                Total Federal income tax liability $149.6  $36.9
                                                   ======  =====

The Lincoln National Life Insurance Company

Significant components of LNL's deferred tax assets and liabilities are as follows:

                                                     December 31
                                                    2004      2003
                                                  --------- --------
                                                    (in millions)
                                                  ------------------
           Deferred tax assets:
             Insurance and investment contract
              liabilities........................  $1,158.9 $1,123.7
             Reinsurance deferred gain...........     317.9    321.6
             Net capital loss carryforwards......        --     41.1
             Reinsurance related derivative
              liability..........................     123.7    114.6
             Post-retirement benefits other than
              pensions...........................      17.0      6.1
             Compensation related................      93.1     80.0
             Ceding commission asset.............      12.9     14.8
             Other...............................      50.8     23.8
                                                  --------- --------
           Total deferred tax assets.............   1,774.3  1,725.7
                                                  ========= ========
           Deferred tax liabilities:
             Deferred acquisition costs..........     721.3    607.3
             Net unrealized gain on securities
              available-for-sale.................     653.5    640.9
             Trading security gains..............     115.8    107.8
             Present value of business in-force..     286.7    322.6
             Other...............................      99.2     64.3
                                                  --------- --------
           Total deferred tax liabilities........   1,876.5  1,742.9
                                                  --------- --------
           Net deferred tax liability............ $   102.2 $   17.2
                                                  ========= ========

The Company and its affiliates are part of a consolidated Federal income tax filing with LNC. Cash paid for Federal income taxes in 2004 and 2002 was $56.4 million and $396.5 million, respectively. Net cash received for Federal income taxes in 2003 was $77.9 million due to the carry back of 2002 tax losses.

LNL is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2004 and 2003, LNL concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2004 and 2003.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." At December 31, 2004, LNL has approximately $200.7 million of untaxed "Policyholders' Surplus" on which no payment of Federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, is suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. As a result, LNL believes that its dividend activity will be sufficient to eliminate the account balance during the suspension period.

The LNC consolidated return group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). The audits from tax years through 1995 have been completed and these years are closed. The IRS has examined tax years 1996, 1997 and 1998, with assessments resulting in a payment that was not material to the consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which the company continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. LNC and its affiliates are currently under audit by the IRS for years 1999-2002. LNL does not anticipate that any adjustments that might result from such audits would be material to LNL's consolidated results of operations or financial condition.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
5. Supplemental Financial Data

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                           Year Ended December 31
                                           2004     2003     2002
                                         -------  -------  -------
                                               (in millions)
                                         -------------------------
            Insurance assumed........... $   0.3  $   1.0  $   1.1
            Insurance ceded.............  (315.1)  (250.9)  (233.1)
                                         -------  -------  -------
            Net reinsurance premiums and
             fees....................... $(314.8) $(249.9) $(232.0)
                                         =======  =======  =======

The income statement caption, "Benefits," is net of reinsurance recoveries of $0.6 billion in each of the years ended December 31, 2004, 2003 and 2002.

A roll forward of the balance sheet account, "Deferred Acquisition Costs," is as follows:

                                                  Year Ended December 31
                                                    2004        2003*
                                                   --------   --------
                                                     (in millions)
                                                  ---------------------
          Balance at beginning-of-year........... $2,526.5    $2,342.1
          Deferral...............................    839.0       636.1
          Amortization...........................   (411.7)     (275.5)
          Adjustment related to realized gains on
           securities available-for-sale.........    (45.7)      (50.2)
          Adjustment related to unrealized gains
           on securities available-for-sale......    (14.7)     (126.0)
          Cumulative effect of accounting
           change................................    (39.3)         --
                                                   --------   --------
          Balance at end-of-year................. $2,854.1    $2,526.5
                                                   ========   ========

--------
*Amounts have been restated for the reclassification of deferred sales inducements. Refer to Note 2 for additional information.

Realized loss on investments and derivative instruments on the Consolidated Statements of Income for the year ended December 31, 2004, 2003 and 2002 are net of amounts restored or (amortized) against deferred acquisition costs of $(45.7) million, $(50.2) million and $115.0 million, respectively. In addition, realized gains and losses for the year ended December 31, 2004, 2003 and 2002 are net of adjustments made to policyholder reserves of $(1.5) million, $18.0 million and $25.6 million, respectively. LNL has either a contractual obligation or has a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                          Year Ended December 31
                                         2004      2003      2002
                                       --------  --------  --------
                                               (in millions)
                                       ----------------------------
            Commissions............... $  695.2  $  572.3  $  566.7
            Other volume related
             expenses.................    435.0     328.4     264.2
            Operating and
             administrative expenses..    585.7     624.4     664.0
            Deferred acquisition costs
             net of amortization......   (427.3)   (360.6)   (313.1)
            Restructuring charges.....     18.4      45.5        --
            Other intangibles
             amortization.............    102.2      90.9     105.7
            Other.....................     85.4      96.8      95.8
                                       --------  --------  --------
            Total..................... $1,494.6  $1,397.7  $1,383.3
                                       ========  ========  ========

The carrying amount of goodwill by reportable segment as of December 31, is as follows:

                                            2004   2003
                                           ------ ------
                                           (in millions)
                                           -------------
                        Life Insurance.... $855.1 $855.1
                        Lincoln Retirement   64.1   64.1
                                           ------ ------
                        Total............. $919.2 $919.2
                                           ====== ======

The Lincoln National Life Insurance Company

For intangible assets subject to amortization, the total gross carrying amount and accumulated amortization in total and for each major intangible asset class by segment are as follows:

                               As of December 31, 2004     As of December 31, 2003
                             --------------------------- ---------------------------
                             Gross Carrying Accumulated  Gross Carrying Accumulated
                                 Amount     Amortization     Amount     Amortization
                             -------------- ------------ -------------- ------------
                                                  (in millions)
                             -------------------------------------------------------
Amortized Intangible Assets:
  Present value of in-force
    Lincoln Retirement......    $  225.0       $132.4       $  225.0       $111.9
    Life Insurance..........     1,254.2        527.7        1,254.2        445.5
                                --------       ------       --------       ------
Total.......................    $1,479.2       $660.1       $1,479.2       $557.4
                                ========       ======       ========       ======

Future estimated amortization of other intangible assets is as follows (in millions):

                     2005-$72.6 2006-$61.0       2007-$67.8
                     2008- 66.5 2009- 65.5 Thereafter-485.7

A reconciliation of the present value of insurance business acquired included in other intangible assets is as follows:

                                                                                     December 31
                                                                               2004     2003      2002
                                                                             -------  --------  --------
                                                                                    (in millions)
                                                                             ---------------------------
Balance at beginning of year................................................ $ 921.8  $1,012.8  $1,118.5
Interest accrued on unamortized balance (Interest rates range from 5% to 7%)    49.9      55.6      61.4
Amortization................................................................  (152.6)   (146.6)   (167.1)
                                                                             -------  --------  --------
Balance at end-of-year...................................................... $ 819.1  $  921.8  $1,012.8
                                                                             =======  ========  ========

Details underlying the balance sheet caption, "Contractholder Funds," are as follows:

                                                           December 31
                                                         2004      2003
                                                       --------- ---------
                                                          (in millions)
                                                       -------------------
      Premium deposit funds........................... $22,267.3 $21,891.8
      Undistributed earnings on participating business     145.3     155.1
      Other...........................................     714.0     680.9
                                                       --------- ---------
      Total........................................... $23,126.6 $22,727.8
                                                       ========= =========

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                                            December 31
                                                           2004     2003
                                                         -------- --------
                                                           (in millions)
                                                         -----------------
      Short-term debt:                                   $   32.1 $   41.9
                                                         -------- --------
      Long-term debt:
        Surplus notes due Lincoln National Corporation:
          6.56% surplus note, due 2028                   $  500.0 $  500.0
          6.03% surplus note, due 2028                      750.0    750.0
                                                         -------- --------
      Total Surplus Notes...............................  1,250.0  1,250.0
      Mortgage loans on investment real estate..........     47.2       --
                                                         -------- --------
      Total long-term debt.............................. $1,297.2 $1,250.0
                                                         ======== ========

The short-term debt represents short-term notes payable to LNC.

The surplus note of $500 million was issued to LNC in connection with the CIGNA indemnity reinsurance transaction on January 5, 1998 (see Note 8). This note calls for LNL to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. After January 5, 2003, subject to approval by the Indiana Insurance Commissioner,

The Lincoln National Life Insurance Company

LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of LNL's statutory earnings, only if LNL's statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

The surplus note for $750 million was issued on December 18, 1998 to LNC in connection with the Aetna indemnity reinsurance transaction (see Note 8). This note calls for LNL to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. After December 18, 2003, subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of LNL's statutory earnings, only if LNL's statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

Cash paid for interest on both the short-term debt and the surplus notes for 2004 was $78.8 million and $79.3 million for 2003 and 2002.

--------------------------------------------------------------------------------
6. Insurance Benefit Reserves


LNL issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). LNL also issues variable annuity and life contracts through separate accounts that include various types of GMDB features and a GMWB feature. The GMDB features include those where LNL contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2004 and 2003. (Note that LNL's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                                     December 31
                                                     2004        2003
                                                       -----      -----
                                                     In the Event of Death
                                                     ---------------------
                                                     (in billions)
                                                     ---------------------
               Return of net deposit
                 Account value...................... $28.4.....  $25.2....
                 Net amount at risk.................   0.2.....    0.4....
                 Average attained age of
                  contractholders...................    52.....     51....
               Return of net deposits plus a minimum
                return
                 Account value......................  $0.3.....  $ 0.3....
                 Net amount at risk.................    --.....     --....
                 Average attained age of
                  contractholders...................    65.....     64....
                 Guaranteed minimum return..........    5%.....     5%....
               Highest specified anniversary account
                value minus withdrawals post
                anniversary
                 Account value...................... $15.6.....  $12.4....
                 Net amount at risk.................   0.6.....    1.1....
                 Average attained age of
                  contractholders...................    62.....     61....

Approximately $4.2 billion and $0.8 billion of separate account values at December 31, 2004 and 2003, respectively, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under FAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                                        December 31
                                                        2004   2003
                                                       -----  -----
                                                       (in billions)
                                                       ------------
            Asset Type
              Domestic equity......................... $27.6  $23.2
              International equity....................   3.2    2.4
              Bonds...................................   4.2    3.6
                                                       -----  -----
                Total.................................  35.0   29.2
              Money market............................   3.3    3.2
                                                       -----  -----
                Total................................. $38.3  $32.4
                                                       =====  =====
            Percent of total variable annuity separate
             account values                             88.7%  90.5%
                                                       =====  =====

The Lincoln National Life Insurance Company

The following summarizes the liabilities for guarantees on variable contracts reflected in the general account:

                                                                 GMDB
                                                             2004    2003
                                                            ------- ------
                                                             (in millions)
                                                            --------------
       Total:
         Balance at January 1.............................. $  46.4 $ 84.5
         Cumulative effect of implementation of SOP 03-1...   (9.7)     --
         Benefits reserves.................................   (2.1)   (2.6)
         Benefits paid.....................................  (16.4)  (35.5)
                                                            ------- ------
         Balance at December 31............................ $  18.2 $ 46.4
                                                            ======= ======
       Ceded:
         Balance at January 1.............................. $ (3.5) $   --
         Cumulative effect of implementation of SOP 03-1...     1.7     --
         Benefits reserves.................................  (23.2)   (4.7)
         Benefits paid.....................................     7.0    1.2
                                                            ------- ------
         Balance at December 31............................ $(18.0) $ (3.5)
                                                            ======= ======
       Net:
         Balance at January 1.............................. $  42.9 $ 84.5
         Cumulative effect of implementation of SOP 03-1...   (8.0)     --
         Benefits reserves.................................  (25.3)   (7.3)
         Benefits paid.....................................   (9.4)  (34.3)
                                                            ------- ------
         Balance at December 31............................ $   0.2 $ 42.9
                                                            ======= ======

The offset to the benefit reserve amounts above are reflected in benefits in the Consolidated Statements of Income. Effective July 1, 2003, LNL entered into an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, LNL ceded a portion of its GMDB and all of its GMWB risks to LNR Barbados. The treaty was amended in 2004 to cede substantially all GMDB risk to LNR Barbados. At the time of the amendment, LNL transferred its existing remaining GMDB reserves ($36 million) to LNR Barbados. In addition to the reserve transfer, LNL paid premiums to LNR Barbados totaling $54.3 million and $13.2 million in 2004 and 2003, respectively, related to this agreement. These reinsurance premiums are reflected as an offset in insurance premiums in the Consolidated Statements of Income.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
7. Benefit Plans

Pension and Other Post-retirement Benefit Plans--U.S.
LNC maintains funded defined benefit pension plans for most of its U.S. employees (including those of LNL), and prior to January 1, 1995, most full-time agents (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. The amendment to the employees' pension plan resulted in a $25.4 million pre-tax negative unrecognized prior service cost in 2001 that will be evenly recognized over future periods. All benefits applicable to the defined benefit plan for agents were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of LNL defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became employees of LNL as a result of the acquisition of a block of individual life insurance and annuity business, and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees and agents who, depending on the plan, have worked for LNC 10 years and attained age 55 for employees and 60 for agents (including those of LNL). Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' post-retirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. This amendment to the plan resulted in the immediate recognition at the end of 2003 of a one-time curtailment gain of $2.3 million pre-tax. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Effective July 1, 1999, the agents' post-retirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' post-retirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire. This change in the plan resulted in the immediate recognition at the end of 2001 of a one-time curtailment gain of $10.7 million pre-tax.

As discussed in Note 2, the Medicare Act became law in 2003. Beginning in 2006, the Medicare Act provides various alternatives that could result in an offset to some portion of the costs of prescription drug benefits provided to retirees. In January 2004, the staff of the FASB issued FSP 106-1, which permits a sponsor of a post-retirement health care plan that provides retiree prescription drug benefits to make a one-time election to defer accounting for the effects of the Medicare Act.

LNL elected to defer accounting for the effects of the Medicare Act. Accordingly, the measures of accumulated post-retirement benefit obligation and periodic post-retirement benefit cost in LNL's financial statements for the year ended December 31, 2003, do not reflect the effects of the Medicare Act.

In May 2004, the staff of the FASB issued FSP 106-2, which requires sponsors of a post-retirement health care plan that provides retiree prescription drug benefits to reflect the provisions of the Medicare Act in determining post-retirement benefit cost for the first annual or interim period starting after June 15, 2004.

LNC and LNL completed their analysis and incorporated the provisions of the Medicare Act in determining other post-retirement benefit costs and the accumulated post-retirement benefit obligation in the third quarter of 2004. The implementation did not have a material effect on LNL's results of operations.

The Lincoln National Life Insurance Company

Obligations, Funded Status and Assumptions
Information with respect to LNC's defined benefit plan asset activity and defined benefit plan obligations as it relates to LNL employees is as follows:

                                                       Year Ended December 31
                                                  --------------------------------------
                                                                   Other Post-retirement
                                                  Pension Benefits       Benefits
                                                  ---------------        --
                                                    2004    2003    2004       2003
                                                  -------  ------   ------     ------
                                                           (in millions)
Change in plan assets:
  Fair value of plan assets at beginning-of-year.  $436.9  $343.0  $   --     $   --
  Transfers of assets............................      --     0.9      --         --
  Actual return on plan assets...................    46.8    79.2      --         --
  Company contributions..........................    32.7    40.5     6.5        4.6
  Administrative expenses........................   (2.0)    (1.8)     --         --
  Benefits paid..................................  (36.1)   (24.9)   (6.5)      (4.6)
                                                  -------  ------   ------     ------
  Fair value of plan assets at end-of-year.......   478.3   436.9      --         --
                                                  =======  ======   ======     ======
Change in benefit obligation:
  Benefit obligation at beginning-of-year........   449.9   441.1    79.1       88.9
  Transfers of benefit obligations...............      --     0.6      --         --
  Medicare Part D Subsidy........................     1.1      --    (5.1)        --
  Service cost...................................    16.7    18.1     1.7        1.4
  Interest cost..................................    28.5    27.2     4.6        4.9
  Plan participants' contributions...............      --      --     1.4        1.0
  Special termination benefits...................     0.1     1.4      --         --
  Plan curtailment gain..........................      --      --      --       (2.3)
  Actuarial (gains) losses.......................    32.7   (13.6)    7.7      (10.2)
  Benefits paid..................................  (36.1)   (24.9)   (6.5)      (4.6)
                                                  -------  ------   ------     ------
  Benefit obligation at end-of-year..............   492.9   449.9    82.9       79.1
                                                  =======  ======   ======     ======
Underfunded status of the plans..................   (14.6)  (13.0)  (82.9)     (79.1)
Unrecognized net actuarial (gains) losses........    60.3    38.4     1.5       (1.9)
Unrecognized prior service cost..................   (14.9)  (17.0)     --         --
                                                  -------  ------   ------     ------
Prepaid (accrued) benefit cost................... $  30.8  $  8.4  $(81.4)    $(81.0)
                                                  =======  ======   ======     ======
Weighted-average assumptions as of December 31:
  Weighted-average discount rate.................    6.00%   6.50%   6.00%      6.50%
  Expected return on plan assets.................    8.25%   8.25%     --         --
Rate of increase in compensation:
  Salary continuation plan.......................    4.00%   4.00%     --         --
  All other plans................................    4.00%   4.00%   4.00%      4.00%

LNL uses a December 31 measurement date for its pension and post-retirement plans.

The expected return on plan assets for both 2004 and 2003 was 8.25%. This rate is initially established at the beginning of the plan year based on the historical rates of return and is reevaluated based on the actual return through an interim date during the current plan year. As there was not a significant variance between the projected actual return for both 2003 and 2004 and the expected return of 8.25%, LNL maintained the expected return at 8.25% for the actuarial valuation calculated at the end of each year.

The calculation of the accumulated post-retirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 9.5% for 2004. It further assumes the rate will gradually decrease to 5.0% by 2015 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated post-retirement benefits obligation as of December 31, 2004 and 2003 by $5.6 million and $4.6 million, respectively. The aggregate of the estimated service and interest cost components of net periodic post-retirement benefits cost for the year ended December 31, 2004 and 2003 would increase by $0.5 million and $0.4 million, respectively.

The Lincoln National Life Insurance Company

Information for pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                                  December 31
                                                  2004   2003
                                                 ------ ------
                                                 (in millions)
                                                 -------------
                  Accumulated benefit obligation $135.5 $127.8
                  Projected benefit obligation..  136.3  129.6
                  Fair value of plan assets.....   81.8   78.2

Minimum Pension Liability Adjustment

                                                                                                                Year Ended
                                                                                                                December 31
                                                                                                               2004   2003
                                                                                                               ----- ------
                                                                                                               (in millions)
                                                                                                               ------------
Increase/(decrease) in minimum pension liability adjustment included in other comprehensive income (after-tax) $ 3.7 $(42.6)

                                                                                                               December 31,
                                                                                                               2004   2003
                                                                                                               ----- ------
Minimum pension liability adjustment included in accumulated other comprehensive income (after-tax)........... $13.0 $  9.3

Components of Net Periodic Pension Cost

The components of net defined benefit pension plan and post-retirement benefit plan expense are as follows:

                                                   Year Ended December 31
                                                                Other Post-retirement
                                           Pension Benefits           Benefits
                                        ----------------------  -------------------
                                         2004    2003    2002    2004    2003   2002
                                        ------  ------  ------  -----   -----  -----
                                                       (in millions)
                                        -------------------------------------------
Service cost........................... $ 17.2  $ 19.4  $ 17.8  $ 1.7   $ 1.4  $ 1.4
Interest cost..........................   28.5    27.2    26.8    4.6     5.0    5.1
Expected return on plan assets.........  (35.2)  (27.7)  (27.1)    --      --     --
Amortization of prior service cost.....   (2.2)   (2.2)   (2.4)    --      --     --
Recognized net actuarial (gains) losses    0.7     5.7     0.2   (0.8)   (0.2)  (0.4)
                                        ------  ------  ------  -----   -----  -----
Net periodic benefit cost.............. $  9.0  $ 22.4  $ 15.3  $ 5.5   $ 6.2  $ 6.1
                                        ======  ======  ======  =====   =====  =====

LNL maintains a defined contribution plan for its U.S. insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, LNL assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain highly compensated LNL agents. The combined pre-tax expenses for these plans amounted to $3.0 million, $3.7 million, and $1.0 million in 2004, 2003 and 2002, respectively. These expenses reflect both LNL's contribution as well as changes in the measurement of LNL's liabilities under these plans.

Plan Assets
Defined benefit pension plan assets allocations at December 31, 2004 and 2003, by asset category are as follows:

                                                 2004   2003
                                                -----  -----
                   Asset Category
                     Equity securities.........  63.6%  61.9%
                     Fixed income securities...  31.7   30.7
                     Real estate...............   1.2    5.6
                     Cash and cash equivalents.   3.5    1.8
                                                -----  -----
                     Total..................... 100.0% 100.0%
                                                =====  =====

The Lincoln National Life Insurance Company

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                                     Weighting Range
                                                     ---------------
              Asset Category
                Cash................................          0-20%
                Guaranteed Products.................          0-20%
                Fixed Income........................         20-80%
                  Long-term......................... 0-10%
                  High-Yield........................ 0-10%
                  International/Emerging Markets*... 0-10%
                Real Estate.........................          0-20%
                Equities............................         20-80%
                  Small-cap......................... 0-20%
                  International*.................... 0-20%
                  Emerging Markets*................. 0-10%
                Other...............................          0-20%
                Total International**...............          0-25%

--------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.
*Currency exposure can be hedged up to 100%
**International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

The Lincoln National Life Insurance Company

Plan Cash Flows

LNL expects to contribute between $0.0 million and $19.8 million to LNC's defined benefit pension plans in 2005. In addition, LNL expects to fund approximately the following amounts for benefit payments for unfunded non-qualified U.S. defined benefit plans:

                                    Post Retirement Plans
                      -------------------------------------------------
                                                                Not
                                         Reflecting          Reflecting
                      Non-Qualified U.S.  Medicare  Medicare  Medicare
                       Defined Benefit     Part D    Part D    Part D
        (in millions)    Pension Plan     Subsidy   Subsidy   Subsidy
        ------------- ------------------ ---------- -------- ----------
        Year
        ----
         2005........       $ 3.5          $ 5.7     $  --     $ 5.7
         2006........         3.5            4.4      (0.6)      5.0
         2007........         4.0            4.4      (0.6)      5.0
         2008........         4.3            4.3      (0.7)      5.0
         2009........         4.4            4.2      (0.7)      4.9
         Thereafter..        29.9           19.1      (3.5)     22.6

401(k).
LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees and agents (including those of LNL). LNL's contributions to the 401(k) plans for its employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. LNL's expense for the 401(k) plan amounted to $25.2 million, $22.9 million, and $12.6 million in 2004, 2003 and 2002, respectively.

Deferred Compensation Plans.
LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, LNL agrees to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in an LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. LNL makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of LNL's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense/(income) for these plans amounted to $6.8 million, $17.0 million, and $(3.6) million in 2004, 2003 and 2002, respectively. These expenses reflect both LNL's employer matching contributions of $2.1 million, $2.4 million and $1.1 million, as well as changes in the measurement of LNL's liabilities net of LNC's total return swap under these plans of $4.7 million, $14.6 million and $(4.7) million for 2004, 2003 and 2002 respectively.

In the fourth quarter of 1999, LNC modified the terms of the deferred compensation plans to provide that plan participants who selected LNC stock as the measure for their investment return would receive shares of LNC stock in satisfaction of this portion of their deferral. In addition, participants were precluded from diversifying any portion of their deferred compensation plan account that is measured by LNC's stock performance. As a result of these modifications to the plans, ongoing changes in value of LNC's stock no longer affect the expenses associated with this portion of the deferred compensation plans.

LNL's total liabilities associated with these plans were $126.1 million and $123.9 million at December 31, 2004 and 2003, respectively.

Stock-Based Incentive Compensation Plans.
LNC has various incentive plans for employees, agents and directors of LNC and its subsidiaries (including employees, agents and directors of LNL) that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, and restricted stock awards. Prior to 2003, these plans were comprised primarily of stock option incentive plans.

Effective January 1, 2003, LNC's stock-based employee compensation plan was revised to provide for performance vesting, and to provide for awards that may be paid out in a combination of stock options, performance shares of LNC stock and cash. This plan replaced the LNC stock option plan. Awards under this plan for 2004 consisted of 35,796 10-year LNC stock options, 372,970 performance share units that could result in the issuance of LNC shares, and cash awards. As of December 31, 2004, 139,377 stock options and 605,135 performance share units of these awards were outstanding. The performance measures that must be met for vesting to occur are established at the beginning of the three-year performance period. Certain participants in the plan will select from seven different combinations of stock options, performance shares and or cash in determining the form of their award. Other participants will have their award paid in performance shares.

The Lincoln National Life Insurance Company

Total compensation expense for LNL under LNC's incentive plans involving performance vesting for 2004 was $0.6 million relating to stock options, $11.2 million relating to performance shares, and $0.7 million relating to cash awards. Total compensation expense for LNL under LNC's incentive plans involving performance vesting for 2003 was $0.2 million relating to stock options, $2.7 million relating to performance shares, and $0.2 million relating to cash awards. The amount of stock option expense for the performance vesting awards is included in the total LNL stock option expense discussed below. All expense calculations for performance vesting stock options, performance shares, and performance vesting cash awards that were granted in 2004 and 2003 have been based upon the current assumption that the actual performance achievement over the three-year performance measurement period will result in target levels of long-term incentive compensation payouts. As the three-year performance period progresses, LNC will continue to refine its estimate of the expense associated with these awards so that by the end of the three-year performance period, LNL's cumulative expense will reflect the actual level of awards that vest.

Stock options awarded under the stock option incentive plans in effect prior to 2003 were granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire 10 years from the date of grant. Such options are transferable only upon death. Options become exercisable in 25% increments over the four-year period following the option grant anniversary date. A "reload option" feature was added on May 14, 1997. In most cases, persons exercising an option after that date have been granted new options in an amount equal to the number of matured shares tendered to exercise the original option award. The reload options are granted for the remaining term of the related original option and have an exercise price equal to the market value of LNC stock at the date of the reload award. Reload options can be exercised two years after the grant date if the value of the new option has appreciated by at least 25%. The reload feature is not available for options granted after 2002.

Effective January 1, 2003, LNL adopted the fair value recognition method of accounting for its stock option incentive plans under FAS 123, which is considered the preferable accounting method for stock based compensation. Previously, LNL accounted for its stock option incentive plans using the intrinsic value method of accounting under the recognition and measurement provisions of APB 25, and related interpretations. For more information, see Footnote 2 in the Notes to Consolidated Financial Statements.

Information with respect to LNL stock options outstanding at December 31, 2004 is as follows:

                   Options Outstanding                          Options Exercisable
--------------------------------------------------------- -------------------------------
             Number     Weighted-Average                      Number
Range of Outstanding at    Remaining                      Exercisable at
Exercise  December 31,  Contractual Life Weighted-Average  December 31,  Weighted-Average
 Prices       2004          (Years)       Exercise Price       2004       Exercise Price
-------- -------------- ---------------- ---------------- -------------- ----------------
$21-$30      784,141          4.95            $25.35          649,552         $25.40
 31- 40      499,406          3.82             38.15          482,070          38.26
 41- 50    1,802,342          4.86             44.41        1,557,320          44.39
 51- 60    1,871,236          5.53             51.36        1,545,363          51.21
-------    ---------                                        ---------
$21-$60    4,957,125                                        4,234,305
=======    =========                                        =========

The option price assumptions used for grants to LNL employees and agents were as follows:

                                                      2004   2003   2002
                                                     -----  -----  ------
      Dividend yield................................   3.0%   5.0%    2.5%
      Expected volatility...........................  28.7%  39.8%   39.6%
      Risk-free interest rate.......................   2.7%   2.2%    4.5%
      Expected life (in years)......................   3.6    3.6     4.2
      Weighted-average fair value per option granted $8.61  $5.55  $16.00

The Lincoln National Life Insurance Company

Information with respect to the incentive plans involving stock options granted to LNL employees and agents is as follows:

                                        Options Outstanding       Options Exercisable
                                     -------------------------- ------------------------
                                                   Weighted-                Weighted-
                                                    Average                  Average
                                       Shares    Exercise Price  Shares   Exercise Price
                                     ----------  -------------- --------- --------------
Balance at January 1, 2002..........  7,233,277      $39.20     4,213,907     $39.05
Granted-original....................  1,035,180       51.59
Granted-reloads.....................     12,103       48.41
Exercised (includes shares tendered) (1,316,702)      36.31
Forfeited...........................   (331,487)      46.09
Intercompany transfer...............      6,300       41.39
                                     ----------      ------
Balance at December 31, 2002........  6,638,671       41.39     4,035,327      40.00
                                     ==========      ======
Granted-original....................    288,165       25.54
Granted-reloads.....................     13,696       35.28
Exercised (includes shares tendered)   (332,769)      24.22
Forfeited...........................   (540,328)      41.21
                                     ----------      ------
Balance at December 31, 2003........  6,067,435       41.57     4,681,490      41.49
                                     ==========      ======
Granted-original....................     35,796       47.55
Granted-reloads.....................     43,681       45.54
Exercised (includes shares tendered)   (883,042)      46.97
Forfeited...........................   (306,745)      48.07
                                     ----------      ------
Balance at December 31, 2004........  4,957,125      $43.39     4,234,305     $43.27
                                     ==========      ======     =========     ======

Total compensation expense for incentive plans involving stock options granted to LNL employees and agents, for 2004, 2003, and 2002 was $6.8 million, $13.9 million, and $18.7 million, respectively.

Stock Appreciation Rights Incentive Plan.
LNC has in place a stock appreciation right ("SAR") incentive program for LNL agents that do not meet the stringent definition of a common law employee. The SARs under this program are rights on LNC stock that are cash settled and become exercisable in 25% increments over the four year period following the SAR grant date. SARs are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire five years from the date of grant. Such SARs are transferable only upon death.

LNL recognizes compensation expense for the SAR program based on the fair value method using an option-pricing model. Compensation expense and the related liability are recognized on a straight-line basis over the vesting period of the SARs. The SAR liability is marked-to-market through net income. This accounting treatment causes volatility in net income as a result of changes in the market value of LNC stock. LNL hedges this volatility by purchasing call options on LNC stock. Call options hedging vested SARs are also marked-to-market through net income. Total compensation expense (income) recognized for the SAR program for 2004, 2003 and 2002 was $6.2 million, $6.8 million and $(0.7) million, respectively. The mark-to-market gain (loss) recognized through net income on the call options on LNC stock for 2004, 2003 and 2002 was $2.4 million, $0.3 million and $(6.7) million, respectively. The SAR liability at December 31, 2004 and 2003 was $9.4 million and $9.8 million, respectively.

Information with respect to the LNC SARs incentive plan outstanding for LNL agents at December 31, 2004 is as follows:

                    SARs Outstanding                             SARs Exercisable
--------------------------------------------------------- -------------------------------
             Number     Weighted-Average                      Number
Range of Outstanding at    Remaining                      Exercisable at    Weighted-
Exercise  December 31,  Contractual Life Weighted-Average  December 31,  Average Exercise
 Prices       2004          (Years)       Exercise Price       2004           Price
-------- -------------- ---------------- ---------------- -------------- ----------------
$20-$30      369,685          2.03            $24.96         180,604          $24.80
 31- 40        9,066          2.39             34.49           4,100           35.93
 41- 50      590,874          2.16             44.87         283,922           43.60
 51- 60      321,875          2.20             52.10         161,365           52.10
-------    ---------                                         -------
$20-$60    1,291,500                                         629,991
=======    =========                                         =======

The Lincoln National Life Insurance Company

The option price assumptions used for grants to LNL agents under the LNC SAR plan were as follows:

                                                    2004   2003   2002
                                                   -----  -----  ------
       Dividend yield.............................   3.0%   4.6%    2.7%
       Expected volatility........................  25.0%  35.0%   29.5%
       Risk-free interest rate....................   3.1%   3.3%    5.0%
       Expected life (in years)...................   5.0    5.0     5.0
       Weighted-average fair value per SAR granted $8.98  $9.05  $10.86

Information with respect to the LNC incentive plan involving SARs granted to LNL agents is as follows:

                                         SARs Outstanding         SARs Exercisable
                                     ------------------------- ----------------------
                                                  Weighted-              Weighted-
                                                   Average                Average
                                       Shares   Exercise Price Shares  Exercise Price
                                     ---------  -------------- ------- --------------
Balance at January 1, 2002.......... 1,125,091      $33.85     102,710     $25.02
Granted-original....................   383,675       51.95
Exercised (includes shares tendered)   (90,818)      28.57
Forfeited...........................   (35,700)      34.95
                                     ---------      ------
Balance at December 31, 2002........ 1,382,248       39.20     301,108      32.06
                                     =========      ======
Granted-original....................   326,650       25.28
Exercised (includes shares tendered)   (63,224)      24.72
Forfeited...........................   (46,150)      39.57
                                     ---------      ------
Balance at December 31, 2003........ 1,599,524       36.92     597,892      36.45
                                     =========      ======
Granted-original....................   190,250       47.58
Exercised (includes shares tendered)  (344,588)      28.32
Forfeited...........................  (153,686)      35.83
                                     ---------      ------
Balance at December 31, 2004........ 1,291,500       40.90     629,991      40.34
                                     =========      ======     =======     ======

In addition to the stock-based incentives discussed above, LNC has awarded restricted shares of LNC stock, generally subject to a three-year vesting period, to LNL employees. Information with respect to LNC Restricted stock (non-vested stock) awarded to LNL employees from 2002 through 2004 was as follows:

                                                      2004    2003    2002
                                                     ------- ------- -------
   Restricted stock (number of shares)..............  68,730  10,910  46,500
   Weighted-average price per share at time of grant $ 47.46 $ 31.41 $ 33.55

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
8. Restrictions, Commitments and Contingencies

Statutory Information and Restrictions
Net income (loss) as determined in accordance with statutory accounting practices for LNL excluding the insurance subsidiaries sold to Swiss Re in 2001, was $310 million, $267 million and $(252) million for 2004, 2003 and 2002, respectively. In December 2001, Swiss Re acquired LNL's reinsurance operations. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNL's reinsurance operation. See Note 12 for further discussion of Swiss Re's acquisition of LNL's reinsurance operation.

Shareholder's equity as determined in accordance with statutory accounting practices for LNL was $3.0 billion and $2.8 billion for December 31, 2004 and 2003, respectively.

LNL acquired a block of individual life insurance and annuity business from CIGNA in January 1998 and a block of individual life insurance from Aetna Inc. in October 1998. These acquisitions were structured as indemnity reinsurance transactions. The statutory accounting regulations do not allow goodwill to be recognized on indemnity reinsurance transactions and therefore, the related statutory ceding commission flows through the statement of operations as an expense resulting in a reduction of statutory earned surplus. As a result of these acquisitions, LNL's statutory earned surplus was negative.

LNL is subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to LNC. As a result of negative statutory earned surplus, LNL was required to obtain the prior approval of the Indiana Insurance Commissioner ("Commissioner") before paying any dividends to LNC until its statutory earned surplus became positive. During the first quarter of 2002, LNL received approval from the Commissioner to reclassify total dividends of $495 million paid to LNC in 2001 from LNL's earned surplus to paid-in-capital. This change plus the increase in statutory earned surplus from the disposition of LNL's reinsurance operations through an indemnity reinsurance transaction with Swiss Re resulted in positive statutory earned surplus for LNL at December 31, 2001.

In general, a dividend is not subject to prior approval from the Commissioner provided LNL's statutory earned surplus is positive and the proposed dividend, plus all other dividends made within the twelve consecutive months prior to the date of the proposed dividend, does not exceed the standard limitation of the greater of 10% of total statutory earned surplus or the amount of statutory earnings in the prior calendar year. Dividends of $710 million were paid by LNL to LNC in the second quarter of 2002. These distributions were made in two installments. The first installment of $60 million was paid in April. The second installment of $650 million was paid in June. As both installments exceeded the standard limitation noted above, a special request was made for each payment and each was approved by the Commissioner. Both distributions represented a portion of the proceeds received from the indemnity reinsurance transaction with Swiss Re. As a result of the payment of dividends plus earnings in 2002, LNL's statutory earned surplus was negative as of December 31, 2002. Due to the negative statutory earned surplus as of December 31, 2002, dividends paid by LNL in 2003 were subject to prior approval from the Commissioner.

Dividends of $200 million were paid by LNL to LNC in three quarterly installments during 2003. A special request was made for each payment and each was approved by the Commissioner. Dividends of $150 million were paid by LNL to LNC in three quarterly installments during 2004. Due to statutory earnings and favorable credit markets, LNL's 2004 dividends did not require prior approval. Based upon anticipated on-going positive statutory earnings and favorable credit markets, LNL expects it could continue to pay dividends in 2005 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the State of New York imposes upon accredited reinsurers. These include reserve requirements, which differ from the State of Indiana and, in most cases, are more restrictive thus reducing LNL's total adjusted capital as reported to New York.

Reinsurance Contingencies

See Note 12, "Acquisitions and Divestitures," for discussion of contingencies surrounding Swiss Re's acquisition of LNL's reinsurance operations in December 2001.

LNL's amounts recoverable from reinsurers represents receivables from and reserves ceded to reinsurers. LNL obtains reinsurance from a diverse group of reinsurers and monitors concentration as well as financial strength ratings of LNL's principal reinsurers. LNL's principal reinsurers are strongly rated companies, with Swiss Re representing the largest exposure. As discussed above, LNL sold its reinsurance business to Swiss Re through an indemnity reinsurance arrangement in 2001. Because LNL is not relieved of its liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on the Consolidated Balance Sheet of LNL with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $4.1 billion at December 31, 2004, and is included in amounts recoverable from reinsurers. During 2004, Swiss Re funded a trust for $2.0 billion to support this business. In addition to various remedies that LNL would have in the event of a default by Swiss Re, LNL continues to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and crtain mortgage loans. LNL's funds withheld and embedded derivative liabilities at December 31, 2004 included $1.6 billion and $0.3 billion, respectively, related to the business reinsured by Swiss Re.

Marketing and Compliance Issues

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of

The Lincoln National Life Insurance Company mutual fund and variable insurance products and broker- dealer access arrangements. Like others in the industry, LNL has received inquiries including requests for information and/or subpoenas from various authorities including the SEC, NASD, and the New York Attorney General. LNL is in the process of responding to these inquiries and continues to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. LNL's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect the consolidated financial position of LNL.

Leases

LNL leases its Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide LNL with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. LNL also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods.

Total rental expense on operating leases in 2004, 2003 and 2002 was $54.7 million, $55.7 million and $55.5 million, respectively. Future minimum rental commitments are as follows (in millions):

            2005-$      53.9 2006-$      47.2 2007-$            44.4
                  2008- 37.7       2009- 28.6       Thereafter- 14.7

Information Technology Commitment

In February 1998, LNL signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, LNL completed renegotiations and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45.0 million to $50.0 million.

Insurance Ceded and Assumed

LNL cedes insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. LNL seeks reinsurance coverage within the businesses that sell life insurance to limit its liabilities. As of December 31, 2002, LNL's retention policy was to retain no more than $10 million on a single insured life. Beginning in 2003, the new business retention policy for fixed life insurance (primarily universal life and interest sensitive whole life) and variable universal life insurance is to retain no more than $5 million on a single insured life. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance ("COLI") is $1 million and $2 million, respectively. Portions of LNL's deferred annuity business have been reinsured on a Modco basis with other companies to limit LNL's exposure to interest rate risks. At December 31, 2004, the reserves associated with these reinsurance arrangements totaled $2.4 billion. To cover products other than life insurance, LNL acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see Note 5). LNL remains liable if its reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

LNL's reinsurance operations were acquired by Swiss Re in December 2001. The transaction structure involved a series of indemnity reinsurance transactions combined with the sale of certain stock companies that comprised LNL's reinsurance operation. Under the indemnity reinsurance agreements, Swiss Re reinsured certain liabilities and obligations of LNL. Because LNL is not relieved of its legal liability to the ceding companies, the liabilities and obligations associated with the reinsured contracts remain on the balance sheets of LNL with a corresponding reinsurance receivable from Swiss Re.

Vulnerability from Concentrations

At December 31, 2004, LNL did not have a material concentration of financial instruments in a single investee or industry. LNL's investments in mortgage loans principally involve commercial real estate. At December 31, 2004, 27.5% of such mortgages, or $0.9 billion, involved properties located in California and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $37.0 million. Also at December 31, 2004, LNL did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to LNL's financial position.

Although LNL does not have any significant concentration of customers, LNL's Retirement segment has had a long-standing distribution relationship with American Funds Distributors ("AFD") that is significant to this segment. Prior to 2003, AFD used wholesalers who focus on both American Funds mutual funds as well as American Legacy Variable Annuity products. In 2002, LNL and AFD agreed to transition the wholesaling of American Legacy to LFD, which was completed in 2003. The American Legacy Variable Annuity product line sold through LFD accounted for about 30% and 17% of LNL's total gross annuity deposits in 2004 and 2003, respectively, compared with about 15% sold through AFD in 2002. In addition the American Legacy Variable Annuity product line represents approximately 36% and 35% of LNL's total gross annuity account values at December 31, 2004 and 2003 respectively.

The Lincoln National Life Insurance Company

Other Contingency Matters

LNC and LNL are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the consolidated financial position of LNL.

LNC and LNL have pursued claims with their liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of LNL non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, LNC and LNL settled their claims against three liability carriers on a favorable basis, and settled their claims against a fourth liability insurance carrier on a favorable basis in 2004.

For discussion of the resolution of legal proceedings related to LNL's sale of its former reinsurance business to Swiss Re, refer to the discussion of Reinsurance Contingencies above.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. LNL has accrued for expected assessments net of estimated future premium tax deductions.

Guarantees

LNL has guarantees with off-balance-sheet risks whose contractual amounts represent credit exposure. Guarantees with off-balance sheet risks having contractual values of $4.6 million and $6.0 million were outstanding at December 31, 2004 and 2003, respectively.

Certain subsidiaries of LNL have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, LNL has recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to LNL. These guarantees expire in 2009.

Derivative Instruments

LNL maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. LNL assesses these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of LNL's interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of LNL's foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of LNL's equity market risk management strategy. LNL also uses credit default swaps as part of its credit risk management strategy.

By using derivative instruments, LNL is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes LNL and, therefore, creates a payment risk for LNL. When the fair value of a derivative contract is negative, LNL owes the counterparty and therefore LNL has no payment risk. LNL minimizes the credit (or payment) risk in derivative instruments by entering into transactions with high quality counterparties that are reviewed periodically by LNL. LNL also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement.

LNL is required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under the majority of ISDA agreements and as a matter of policy, LNL has agreed to maintain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by LNL would be dependent on the market value of the underlying derivative contract. In certain transactions, LNL and the counterparty have entered into a collateral support agreement requiring LNL to post collateral upon significant downgrade. LNL is required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. LNL also requires for its own protection minimum rating standards for counterparty credit protection. LNL is required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. LNL does not believe the inclusion of termination or collateralization events pose any material threat to its liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. LNL manages the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

LNL's derivative instruments are monitored by its risk management committee as part of that committee's oversight of LNL's derivative activities. LNL's derivative instruments committee is responsible for implementing various hedging

The Lincoln National Life Insurance Company strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into LNL's overall risk management strategies.

LNL has derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                                   Assets (Liabilities)
                                                                                              ------------------------------
                                                                              Notional or     Carrying Value/ Carrying Value/
                                                                            Contract Amounts    Fair Value      Fair Value
                                                                           ------------------ --------------- ---------------
                                                                              December 31               December 31
                                                                             2004      2003        2004            2003
                                                                           --------- -------- --------------- ---------------
                                                                                             (in millions)
                                                                           -------------------------------------------------
Interest rate derivative instruments:
  Interest rate cap agreements............................................  $4,000.0 $2,550.0     $   3.8         $  13.2
  Interest rate swap agreements...........................................     445.5    422.3        28.9            40.6
                                                                           --------- --------     -------         -------
Total interest rate derivative instruments................................   4,445.5  2,972.3        32.7            53.8
Foreign currency derivative instruments -- Foreign currency swaps.........      41.8     17.9        (5.6)           (1.5)
Credit derivative instruments -- Credit default swaps.....................      13.0      8.0         0.1             0.2
Equity indexed derivative instruments -- Call options (based on LNC Stock)       1.3      1.5        15.0            16.0
Embedded derivatives per FAS 133..........................................        --       --      (340.8)         (325.3)
                                                                           --------- --------     -------         -------
Total derivative instruments*............................................. $ 4,501.6 $2,999.7     $(298.6)        $(256.8)
                                                                           ========= ========     =======         =======

--------
* Total derivative instruments for 2004 are composed of assets of $52.7 million and $0.7 million and a liability of $352.0 million on the Consolidated Balance Sheet in derivative investments, insurance policy and claim reserves and reinsurance related derivative liability, respectively. Total derivative instruments for 2003 are composed of an asset of $68.6 million and a liability of $325.3 million on the Consolidated Balance Sheet in derivative instruments and reinsurance related derivative liability, respectively.

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                Interest Rate     Interest Rate   Foreign Currency
                                Cap Agreements   Swap Agreements  Swap Agreements
                              -----------------  ---------------  ---------------
                                 December 31       December 31    December 31
                                2004     2003     2004     2003   2004     2003
                              -------- --------  ------  -------  ----     -----
                                               (in millions)
                              ---------------------------------------------------
 Balance at beginning-of-year $2,550.0 $1,276.8  $422.3  $ 429.1  17.9     61.5
 New contracts...............  1,450.0  1,500.0    50.5    260.0  26.0       --
 Terminations and maturities.       --   (226.8)  (27.3)  (266.8) (2.1)   (43.6)
                              -------- --------  ------  -------   ----    -----
 Balance at end-of-year...... $4,000.0 $2,550.0  $445.5  $ 422.3  41.8     17.9
                              ======== ========  ======  =======   ====    =====

                                                Call Options
                                 Credit Default   (Based on
                                     Swaps       LNC Stock)     Swaptions
                                 -------------  ------------  ------------
                                  December 31    December 31   December 31
                                  2004   2003    2004   2003  2004   2003
                                 -----  ------  -----  -----  ---- -------
                                               (in millions)
                                 -----------------------------------------
    Balance at beginning-of-year $ 8.0  $ 26.0  $ 1.5  $ 1.3  $--  $ 180.0
    New contracts...............  10.0      --    0.2    0.3   --       --
    Terminations and maturities.  (5.0)  (18.0)  (0.4)  (0.1)  --   (180.0)
                                 -----  ------  -----  -----  ---  -------
    Balance at end-of-year...... $13.0  $  8.0  $ 1.3  $ 1.5  $--  $    --
                                 =====  ======  =====  =====  ===  =======

The Lincoln National Life Insurance Company

Accounting for Derivative Instruments and Hedging Activities

As of December 31, 2004 and 2003, LNL had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. LNL did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2004, 2003 and 2002, LNL recognized a net (loss) gain of ($7.4 million, after tax after-DAC), ($1.6 million, after-tax after DAC), and $0.8 million, after-tax after-DAC, respectively, in net income as a component of realized investment gains and losses. These gains (losses) relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain (loss) on swap terminations. For the years ended December 31, 2004, 2003 and 2002, LNL recognized a loss of $10.3 million, after-tax after-DAC, $7.6 million, after-tax after-DAC, and a gain of $8.8 million, after-tax after DAC, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

Derivative Instruments Designated in Cash Flow Hedges

Interest Rate Swap Agreements.
LNL uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. LNL is required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued.

LNL also uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2004, there were no interest rate swaps hedging forecasted asset purchases.

Foreign Currency Swaps.
LNL uses foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2005 through 2014.

Call Options on LNC Stock.
LNL uses call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to LNL agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. LNL's call option positions will be maintained until such time the SARs are either exercised or expire and LNL's SAR liabilities are extinguished. The SARs expire five years from the date of grant.

All Other Derivative Instruments

LNL uses various other derivative instruments for risk management purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by LNL for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in current income during the period of change (reported as realized gain (loss) on investments in the Consolidated Statements of Income except where otherwise noted below).

Interest Rate Swap Agreements.
LNL used a forward starting interest rate swap agreement to hedge its exposure to the forecasted sale of mortgage loans. LNL was required to pay the counterparty a predetermined fixed stream of payments, and in turn, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain
(loss) on investments and derivative instruments. As of December 31, 2004, there were no forward starting interest rate swap agreements.

Interest Rate Cap Agreements.
The interest rate cap agreements, which expire in 2006 through 2009, entitle LNL to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of LNL's interest rate cap agreement program is to provide a level of protection for its annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly

The Lincoln National Life Insurance Company increased level of specificity required under FAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under FAS 133.

Swaptions.
Swaptions entitled LNL to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of LNL's swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under FAS 133. Therefore, the swaptions did not qualify for hedge accounting under FAS 133. At December 31, 2004, there were no outstanding swaptions.

Credit Default Swaps.
LNL buys credit default swaps, which expire in 2006, to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows LNL to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. LNL has not currently qualified credit default swaps for hedge accounting under FAS 133 as amounts are insignificant. As of December 31, 2004, LNL had bought credit swaps with a notional amount of $8.0 million. The credit default swaps expire in 2006.

LNL also sells credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to LNL at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2004, LNL had a credit swap with a notional amount of $5.0 million. The credit default swap expires in 2009.

Call Options on LNC Stock.
As discussed previously in the Cash Flow Hedges section above, LNL uses call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to LNL agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under FAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

Derivative Instrument Embedded in Deferred Compensation Plan.
LNL has certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

Derivative Instrument Embedded in Modified Coinsurance Agreements with Funds Withheld Arrangements.
LNL is involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

Derivative Instrument Embedded in Variable Annuity Products.
LNL has certain variable annuity products with a GMWB feature that is an embedded derivative. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Consolidated Statements of Income.

Derivative Instruments Embedded in Available-for-Sale Securities.
LNL owns various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under FAS 133.

LNL has used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2003 through December 31, 2004 are not discussed in this disclosure.

Additional Derivative Information.
Income for the agreements and contracts described above amounted to $26.0 million, $22.9 million and $10.4 million in 2004, 2003 and 2002, respectively. The increase in income from 2002 to 2003 was primarily because of increased income on equity options and interest rate swaps.

LNL is exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, LNL does not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in LNL's favor. At December 31, 2004, the exposure was $42.1 million.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
9. Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of LNL's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of LNL's financial instruments.

Fixed Maturity and Equity Securities -- Available-for-Sale and Trading
Securities.
Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

Mortgage Loans on Real Estate.
The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

Policy Loans.
The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

Derivative Instruments.
LNL employs several different methods for determining the fair value of its derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present valued to arrive at the derivatives' current fair market values.

Other Investments, and Cash and Invested Cash.
The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

Investment Type Insurance Contracts.
The balance sheet captions, "Insurance Policy and Claims Reserves" and "Contractholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Contractholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by LNL. It is LNL's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about LNL's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. LNL and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

Short-term and Long-term Debt.
Fair values for long-term debt issues are estimated using discounted cash flow analysis based on LNL's current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

Guarantees.
LNL's guarantees include guarantees related to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

Investment Commitments.
Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

Separate Accounts.
Assets held in separate accounts are reported in the accompanying Consolidated Balance Sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The Lincoln National Life Insurance Company

The carrying values and estimated fair values of LNL's financial instruments are as follows:

                                                               Carrying Value Fair Value  Carrying Value Fair Value
                                                               -------------- ----------  -------------- ----------
                                                                                    December 31
                                                               ----------------------------------------------------
                                                                    2004         2004          2003         2003
                                                               -------------- ----------  -------------- ----------
                                                                                   (in millions)
                                                               ----------------------------------------------------
Assets (liabilities):
  Fixed maturities securities.................................   $33,331.5    $ 33,331.5    $ 31,362.6   $ 31,362.6
  Equity securities...........................................       113.7         113.7         147.2        147.2
  Trading Securities..........................................     2,942.5       2,942.5       2,786.5      2,786.5
  Mortgage loans on real estate...............................     3,855.1       4,144.4       4,189.5      4,550.1
  Policy loans................................................     1,864.7       2,020.7       1,917.8      2,086.4
  Derivative instruments*.....................................      (298.6)       (298.6)       (256.7)      (256.7)
  Other investments...........................................       369.1         369.1         363.4        363.4
  Cash and invested cash......................................     1,237.7       1,237.7       1,442.8      1,442.8
Investment type insurance contracts:
  Deposit contracts and certain guaranteed interest contracts.   (21,703.9)    (21,758.4)    (21,354.6)   (21,446.0)
  Remaining guaranteed interest and similar contracts.........       (45.2)        (46.7)        (86.7)       (91.2)
  Short-term debt.............................................       (32.1)        (32.1)        (41.9)       (41.9)
  Long-term debt..............................................    (1,297.2)     (1,254.7)     (1,250.0)    (1,205.0)
  Guarantees..................................................          --            --          (0.1)          --
  Investment commitments......................................          --           0.3            --          0.2

--------
*Total derivative instruments for 2004 are composed of assets of $52.7 million and $0.7 million and a liability of $352.0 million on the Consolidated Balance Sheet in derivative investments, insurance policy and claim reserves and reinsurance related derivative liability, respectively. Total derivative instruments for 2003 are composed of an asset of $68.6 million and a liability of $325.3 million on the Consolidated Balance Sheet in derivative instruments and reinsurance related derivative liability, respectively.

As of December 31, 2004 and 2003, the carrying value of the deposit contracts and certain guaranteed contracts is net of deferred acquisition costs of $434.4 million and $448.6 million, respectively, excluding adjustments for deferred acquisition costs applicable to changes in fair value of securities. The carrying values of these contracts are stated net of deferred acquisition costs so that they are comparable with the fair value basis.

--------------------------------------------------------------------------------
10. Segment Information

LNL has two business segments: Lincoln Retirement and Life Insurance.

The Lincoln Retirement segment, with principal operations in Fort Wayne, Indiana, provides tax-deferred investment growth and lifetime income opportunities for its clients through the manufacture and sale of fixed and variable annuities. Through a broad-based distribution network, Lincoln Retirement provides an array of annuity products to individuals and employer-sponsored groups in all 50 states of the United States. Lincoln Retirement distributes some of its products through LNL's wholesaling unit, LFD, as well as LNL's retail unit, LFA. In addition, Lincoln Retirement has alliances with a variety of unrelated companies where LNL provides the manufacturing platform for annuity products and the alliance company provides investment management, marketing and distribution.

The Life Insurance segment, with principal operations in Hartford, Connecticut, and additional offices in Fort Wayne, Indiana and Schaumberg, Illinois, focuses on the creation and protection of wealth for its clients through the manufacture and sale of life insurance products throughout the United States. The Life Insurance segment offers universal life, variable universal life, interest-sensitive whole life, corporate owned life insurance, linked-benefit life (a universal life product with a long-term care benefit) and term life insurance. The Life Insurance segment's products are primarily distributed through LFD and LFA.

LNL reports operations not directly related to the business segments and unallocated corporate items (i.e., corporate investment income, interest expense on corporate debt, unallocated overhead expenses, and the operations of LFA and LFD) in Other Operations. The gain resulting from the 2001 indemnity reinsurance transaction with Swiss Re for acquisition of LNL's reinsurance business was deferred and is being amortized into earnings at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. The ongoing management of the indemnity reinsurance contracts and the reporting of the deferred gain are reported within LNL's Other Operations.

The Lincoln National Life Insurance Company

Financial data by segment for 2002 through 2004 is as follows:

                                           Year Ended December 31
                                          2004      2003      2002
                                       ---------  --------  --------
                                               (in millions)
                                       -----------------------------
          Revenue:
            Lincoln Retirement........  $2,064.1  $1,963.9  $1,976.6
            Life Insurance............   1,937.0   1,905.4   1,881.7
                                       ---------  --------  --------
              Segment Operating
               Revenue................   4,001.1   3,869.3   3,858.3
            Other Operations..........     930.8     731.7     744.4
            Consolidating
             adjustments..............    (360.3)   (251.3)   (228.4)
            Net realized investment
             results (1)..............     (45.1)    330.8    (273.4)
                                       ---------  --------  --------
          Total.......................   4,526.5   4,680.5   4,100.9
                                       =========  ========  ========
          Net Income:
            Lincoln Retirement........     370.2     324.3     178.8
            Life Insurance............     275.2     264.2     269.0
                                       ---------  --------  --------
              Segment Income from
               Operations.............     645.4     588.5     447.8
            Other Operations..........     (22.3)    (77.7)    (52.4)
            Other Items (2)...........     (11.9)    (29.6)     (0.1)
            Net realized investment
             results (3)..............    (29.4)     215.4    (175.3)
            Reserve development net
             of related amortization
             on business sold
             through
             reinsusrance.............       0.9     (18.5)   (184.6)
                                       ---------  --------  --------
              Income before
               cumulative effect of
               accounting
               change.................     582.7     678.1      35.4
            Cumulative effect of
             accounting change........     (25.6)   (236.6)       --
                                       ---------  --------  --------
          Net Income.................. $   557.1  $  441.5  $   35.4
                                       =========  ========  ========

                                                December 31
                                              2004        2003
                                           ----------  ---------
                                               (in millions)
                                           ---------------------
              Assets:
                Lincoln Retirement........  $68,280.5  $61,569.5
                Life Insurance............   22,803.8   21,240.0
                Other Operations..........   14,224.7   14,055.0
                Consolidating adjustments.       (1.3)      (1.3)
                                           ----------  ---------
              Total....................... $105,307.7  $96,863.2
                                           ==========  =========

--------
/(1)/Includes realized losses on investments of $46.7 million, $13.6 million and $264.0 million for 2004, 2003 and 2002, respectively; realized gains (losses) on derivative instruments of $(11.5) million, $(2.5) million and $1.2 million for 2004, 2003 and 2002, respectively; gain on transfer of securities from available-for-sale to trading of $342.9 million for 2003; gain (loss) on reinsurance embedded derivative/trading securities of $(1.0) million and $4.0 million in 2004 and 2003, respectively; and gain
     (loss) on sale of subsidiaries/businesses of $14.1 million and $(10.6) million for 2004 and 2002, respectively.
/(2)/Represents restructuring charges.
/(3)/Includes realized losses on investments of $21.4 million, $8.5 million and $176.1 million for 2004, 2003 and 2002, respectively; realized gains (losses) on derivative instruments of $(7.4) million, $(1.6) million and $0.8 million for 2004, 2003 and 2002, respectively; gain on transfer of securities from available-for-sale to trading of $222.9 million for 2003; gain (loss) on reinsurance embedded derivative/trading securities of $(0.6) million and $2.6 million for 2004 and 2003, respectively.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
11. Shareholder's Equity

All of the 10 million authorized, issues and outstanding shares of $2.50 par value common stock of LNL are owned by LNC.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                      December 31
                                                    2004       2003
                                                 ---------  ---------
                                                     (in millions)
                                                 --------------------
         Fair value of securities available-for-
          sale.................................. $33,445.2  $31,509.8
         Cost of securities available-for-sale..  31,616.0   29,735.8
                                                 ---------  ---------
         Unrealized gain........................   1,829.2    1,774.0
         Adjustments to deferred acquisition
          costs.................................    (571.6)    (549.0)
         Amounts required to satisfy
          policyholder commitments..............     (53.7)     (50.9)
         Foreign currency exchange rate
          adjustment............................      17.4       12.6
         Deferred income taxes..................    (440.1)    (428.7)
                                                 ---------  ---------
         Net unrealized gain on securities
          available-for-sale.................... $   781.2  $   758.0
                                                 =========  =========

Adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments are netted against the deferred acquisition costs asset line and included within the insurance policy and claim reserve line on the Consolidated Balance Sheets.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Consolidated Statements of Shareholder's Equity are as follows:

                                               Year Ended December 31
                                                2004    2003   2002
                                               ------  ------ ------
                                                   (in millions)
                                               --------------------
           Unrealized gains on securities
            available-for-sale arising during
            the year.......................... $116.3  $746.8 $774.4
           Less:
             Reclassification adjustment for
              gains (losses) on disposals of
              prior year inventory included
              in net income (1)...............   81.7   205.7  (72.1)
             Federal income tax expense on
              reclassification................   11.4    23.4  315.4
             Transfer from available-for-sale
              to trading securities...........     --   342.9     --
             Federal income tax expense on
              transfer........................     --   119.9     --
                                               ------  ------ ------
           Net change in unrealized gain on
            securities available-for-sale, net
            of reclassifications and federal
            income tax expense................ $ 23.2  $ 54.9 $531.1
                                               ======  ====== ======

--------
/(1)/The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $2.9 million, $(3.9) million, and $(1.2) million for 2004, 2003, 2002 respectively, and net of adjustments to deferred acquisition costs of $(7.9) million, $(4.5) million, and $1.6 million for 2004, 2003, 2002 respectively.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
12. Acquisitions and Divestitures


Sale of Reinsurance Operations.
On October 29, 2002, LNL settled disputed matters with Swiss Re totaling about $770 million that had arisen in connection with the final closing balance sheets associated with Swiss Re's acquisition of LNL's reinsurance operations in December 2001. The settlement provided for a payment by LNL of $195 million to Swiss Re, which LNL recorded as a reduction in deferred gain recorded on LNL's balance sheet at the time of the sale of the reinsurance business. As a result of additional information made available to LNL following the settlement with Swiss Re in the fourth quarter of 2002, LNL recorded a further reduction in the deferred gain of $30.8 million, after-tax ($47.4 million, pre-tax), as well as a $6.9 million, after-tax ($10.6 million pre-tax) reduction in the gain on the sale of subsidiaries.

As part of the dispute settlement, LNL also paid $100 million to Swiss Re in satisfaction of LNL's $100 million indemnification obligation with respect to personal accident business. As a result of this payment, LNL has no further underwriting risk with respect to the reinsurance business sold. However, because LNL has not been relieved of legal liabilities to the underlying ceding companies with respect to the portion of the business indemnity reinsured by Swiss Re, under FAS 113 the reserves for the underlying reinsurance contracts as well as a corresponding reinsurance recoverable from Swiss Re will continue to be carried on LNL's balance sheet during the run-off period of the underlying reinsurance business. This is particularly relevant in the case of the exited personal accident reinsurance lines of business where the underlying reserves are based upon various estimates that are subject to considerable uncertainty.

As a result of developments and information obtained during 2002 relating to personal accident and disability income matters, LNL increased these exited business reserves by $184.1 million, after-tax ($283.2 million, pre-tax). After giving affect to LNL's $100 million indemnification obligation, LNL recorded a $119.1 million, after-tax ($183.2 million, pre-tax) increase in reinsurance recoverable from Swiss Re with a corresponding increase in the deferred gain. The combined effects of the 2002 settlement of disputed matters and exited business reserve increases reduced the $698.0 million, after-tax ($1.1 billion, pre-tax) deferred gain reported at closing by $38.5 million, after-tax ($59.2 million, pre-tax).

As a result of developments and information received in the third quarter of 2003 relating to personal accident matters, LNL increased reserves on this exited business by $20.9 million, after-tax ($32.1 million, pre-tax) with a corresponding increase in reinsurance recoverable from Swiss Re and in the deferred gain.

During 2004, 2003 and 2002 LNL amortized $56.8 million, after-tax, ($87.4 million pre-tax), $48.3 million, after-tax ($74.2 million pre-tax) and $47.5 million, after-tax ($73.1 million pre-tax), respectively, of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, LNL adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9.1 million, after-tax. The deferred gain is being amortized over a period of 15 years beginning in December 2001.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on LNL's balance sheet at December 31, 2004 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under FAS 113 LNL would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, LNL would record a corresponding increase in reinsurance recoverable from Swiss Re. However, FAS 113 does not permit LNL to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, LNL would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. No cash would be transferred between LNL and Swiss Re as a result of these developments.

Accordingly, even though LNL has no continuing underwriting risk, and no cash would be transferred between LNL and Swiss Re, in the event that future developments indicate LNL's December 31, 2004 personal accident reserves are deficient or redundant, FAS 113 requires LNL to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Acquisition of the Administrative Management Group, Inc.
On August 30, 2002, LNL acquired The Administrative Management Group, Inc. ("AMG"), an employee benefits record keeping firm, for $21.6 million in cash. Contingent payments up to an additional $14 million will be paid over a period of 4 years (2003-2006) if certain criteria are met. Lincoln Retirement recorded expenses of $0.8 million and $1.2 million, after-tax ($1.2 million and $1.8 million, pre-tax) for 2004 and 2003, respectively relating to such contingent payments. AMG, a strategic partner of the Lincoln Retirement segment for several years, provides record keeping services for the Lincoln Alliance Program along with approximately 200 other clients nationwide. The application of purchase accounting to this acquisition resulted in goodwill of $20.2 million.

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
13. Restructuring Charges

The following provides details on LNL's restructuring charges. All restructuring charges recorded by LNL are included in underwriting, acquisition, insurance and other expenses on the Consolidated Statements of Income in the year incurred.

2003 Restructuring Plans
In January 2003, the Life Insurance segment announced that it was realigning its operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning the segment for future growth. In February 2003, Lincoln Retirement announced plans to consolidate its fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, LNL announced that it was combining its retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. The realigned organization has significantly reduced operating expenses while positioning LNL for future growth. In August 2003, LNL announced additional realignment activities, which impact all of LNL's domestic operations. The following table provides information about the 2003 restructuring plans.

                                                                             Life         Fixed
                                                                          Insurance      Annuity    Realignment
                                                                         Realignment  Consolidation    June/
                                                                         January 2003 February 2003 August 2003 Total
                                                                         ------------ ------------- ----------- ------
                                                                                         (in millions)
                                                                         ---------------------------------------------
Total expected charges as December 31, 2003.............................       $21.0          $5.0        $81.0 $107.0
                                                                         ===========   ===========  =========== ======
Amounts incurred through December 31, 2003
Employee severance and termination benefits.............................       $ 7.0          $1.8        $20.3 $ 29.1
Write-off of impaired assets............................................         1.9            --          1.9    3.8
Other costs:
Rent on abandoned office space..........................................         6.0           2.2           --    8.2
Other...................................................................         2.8           0.2          1.4    4.4
                                                                         -----------   -----------  ----------- ------
Total 2003 Restructuring Charges (pre-tax)..............................        17.7           4.2         23.6   45.5
Amounts expended through December 31, 2003..............................        16.3           3.6         12.1   32.0
                                                                         -----------   -----------  ----------- ------
Restructuring reserve at December 31, 2003                                      $1.4          $0.6        $11.5 $ 13.5
                                                                         ===========   ===========  =========== ======
Additional amounts expended in 2003 that do not qualify as restructuring
 charges................................................................       $ 2.0          $0.5        $ 4.7 $  7.2
Amounts incurred in 2004
Employee severance and termination benefits.............................      $   --          $0.1        $ 8.5 $  8.6
Write-off of impaired assets............................................          --            --          0.7    0.7
Other costs:
Rent on abandoned office space..........................................         0.1            --          5.0    5.1
Other...................................................................         4.6            --          0.5    5.1
                                                                         -----------   -----------  ----------- ------
Total 2004 Restructuring Charges (pre-tax)..............................         4.7           0.1         14.7   19.5
Amounts expended in 2004................................................         5.3           0.3         22.2   27.8
Amounts reversing in 2004...............................................          --            --          1.4    1.4
                                                                         -----------   -----------  ----------- ------
Restructuring reserve at December 31, 2004..............................       $ 0.8          $0.4        $ 2.6 $  3.8
                                                                         ===========   ===========  =========== ======
Additional amounts expended in 2004 that do not qualify as restructuring
 charges................................................................      $   --          $ --        $15.0 $ 15.0
Expense savings realized through December 31, 2004 (pre-tax)............        20.0           6.4         61.2   87.6
Total expected annual expense savings (pre-tax).........................        20.0           6.4         83.5  109.9
                                                                         ===========   ===========  =========== ======
Expected completion date................................................ 2nd Quarter   2nd Quarter  1st Quarter
                                                                                2006          2006         2006

Pre-tax restructuring charges, net of amounts reversed in 2004, for the June/August realignment activities for the year ended December 31, 2004 were reported in the following segments: Retirement ($6.2 million), Life Insurance ($0.6 million), and Other Operations ($6.5 million).

Pre-tax restructuring charges for the June/August realignment activities for the year ended December 31, 2003 were reported in the following segments:
Retirement ($16.0 million), Life Insurance ($1.7 million) and Other Operations ($5.9 million).

2002 Restructuring Plan
During the second quarter of 2002, Lincoln Retirement completed a review of its entire internal information technology organization. As a result of that review, Lincoln Retirement decided in the second quarter of 2002 to reorganize its IT organization in order to better align the activities and functions conducted within its own organization and its IT service providers. This change was made in order to focus Lincoln Retirement on its goal of achieving a common administrative platform for its annuities products, to better position the organization and its service providers to respond to changing market conditions, and to reduce overall costs in response to increased competitive pressures. The restructuring charge recorded in 2002 for this plan totaled $1.6 million and 49 positions were eliminated. During 2002 and 2003, $0.9 million and $0.7 million, respectively, was expended. This plan was completed in the third quarter of 2003.

2001 Restructuring Plans
During 2001, LNL implemented restructuring plans relating to 1) the consolidation of the Syracuse operations of Lincoln Life & Annuity Company of New York into the Lincoln Retirement segment operations in Fort Wayne, Indiana and Portland, Maine; 2) the elimination of duplicative functions in the Schaumburg, Illinois operations of First Penn-Pacific, and the absorption of these functions into the Lincoln Retirement and Life Insurance segment operations in Fort Wayne, Indiana and Hartford, Connecticut; 3) the reorganization of the life wholesaling function within the independent planner distribution channel, consolidation of retirement wholesaling territories, and streamlining of the marketing and communications functions in LFD; 4) the reorganization and consolidation of the life insurance operations in Hartford, Connecticut related to the streamlining of underwriting and new business processes and the completion of outsourcing of administration of certain closed blocks of business; 5) the combination of LFD channel oversight, positioning of LFD to take better advantage of ongoing "marketplace consolidation" and expansion of the customer base of wholesalers in certain non-productive territories and 6) the consolidation of operations and space in LNL's Fort Wayne, Indiana operations.

The Syracuse restructuring charge was recorded in the first quarter of 2001 and was completed in the first quarter of 2002. The Schaumburg, Illinois restructuring charge was recorded in the second quarter of 2001, the LFD restructuring charges were recorded in the second and fourth quarters of 2001, and the remaining restructuring charges were all recorded in the fourth quarter of 2001.

The aggregate charges associated with all restructuring plans entered into during 2001 totaled $24.3 million after-tax ($37.4 million pre-tax) for the year ended December 31, 2001. The component elements of these aggregate pre-tax costs include employee severance and termination benefits of $12.2 million, write-off of impaired assets of $3.2 million and other exit costs of $22.0 million primarily related to the termination of equipment leases ($1.4 million) and rent on abandoned office space ($19.5 million). Actual pre-tax costs totaling $1.3 million were expended or written-off and 30 positions were eliminated under the Syracuse restructuring plan, which was completed in the first quarter of 2002. The total amount expended for this plan exceeded the original restructuring reserve by $0.3 million. Actual pre-tax costs totaling $1.8 million were expended or written-off and 26 positions were eliminated under the second quarter of 2001 LFD restructuring plan, which was completed in the fourth quarter of 2002. The amount expended for this plan was equal to the original reserve. Actual pre-tax costs totaling $2.3 million were expended or written-off and 36 positions were eliminated under restructuring plan for the reorganization and consolidation of life insurance operations, which was completed in the fourth quarter of 2002. The amount expended for this plan was in excess of the original reserve by less than $0.1 million. Actual pre-tax costs totaling $3.8 million were expended and 62 positions were eliminated under the second LFD restructuring plan listed above, which was completed in the first quarter of 2003. The amount expended for this plan was in excess of the original reserve by less than $0.1 million. The following table provides information about the remaining 2001 restructuring plans.

                                                      Schaumburg  Fort Wayne
                                                         Plan     Operations  Total
                                                      ----------- ----------- -----
                                                              (in millions)
                                                      -----------------------------
Employee severance and termination benefits..........        $3.2       $ 0.3 $ 3.5
Write-off of impaired assets.........................          --         3.2   3.2
Other costs:
Termination of equipment leases......................          --         1.4   1.4
Rent on abandoned office space.......................         0.9        19.5  20.4
                                                      ----------- ----------- -----
Total 2001 Restructuring Charges (pre-tax)...........        $4.1       $24.4 $28.5
Amounts expended and written off through 2001........         2.4          --   2.4
                                                      ----------- ----------- -----
Restructuring reserve at December 31, 2001...........         1.7        24.4  26.1
Amounts expended in 2002.............................         1.3        22.3  23.6
Amounts reversed in 2002.............................         0.1         1.5   1.6
                                                      ----------- ----------- -----
Restructuring reserve at December 31, 2002...........         0.3         0.6   0.9
Amounts expended in 2003.............................         0.1         0.5   0.6
                                                      ----------- ----------- -----
Restructuring reserve at December 31, 2003...........        $0.2       $ 0.1 $ 0.3
                                                      ----------- ----------- -----
Amounts expended in 2004.............................         0.2         0.1   0.3
                                                      ----------- ----------- -----
Restructuring reserve at December 31, 2004...........        $ --       $  -- $  --
                                                      =========== =========== =====
Positions to be eliminated under original plan.......          27           9    36
Actual positions eliminated through December 31, 2003          26          19    45
Expected completion date.............................   Completed   Completed
                                                      1st Quarter 3rd Quarter
                                                             2004        2004

The Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
14. Transactions with Affiliates

Cash and short-term investments at December 31, 2004 and 2003 include LNL's participation in a cash management agreement with LNC of $166.7 million and $301.3 million, respectively. Related investment income in 2004 and 2003 amounted to $3.3 million in each year and $5.1 million in 2002. Short-term debt represents notes payable to LNC of $32.1 million and $41.9 million at December 31, 2004 and 2003, respectively. Total interest expense for this short-term debt for 2004 was $0.8 million and $1.3 million in 2003 and 2002. As shown in
Note 5, LNC supplied funding to LNL totaling $1.250 billion in exchange for surplus notes. The interest expense on these surplus notes was $78.0 million per year in 2004, 2003 and 2002.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, LNL received fees of $32.5 million, $17.7 million, and $16.3 million from DMH for transfer pricing in 2004, 2003, and 2002.

LNL paid fees paid of $79.2 million, $76.2 million and $95.3 million to DMH for investment management services in 2004, 2003 and 2002, respectively.

LNL provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $78.8 million, $77.0 million and $79.7 million in 2004, 2003 and 2002, respectively.

LNL cedes and accepts reinsurance from affiliated companies. Prior to the third quarter of 2003, no new reinsurance transactions had been executed between LNL and its affiliates since the sale of the reinsurance operations to Swiss Re. Those reinsurance deals between LNL and affiliates that were in place at the time of the sale continue to be in place as of December 31, 2004. As discussed in Note 6, LNL entered into a reinsurance arrangement in July 2003 with LNR Barbados to cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. This treaty was amended in 2004 to cede substantially all GMDB risk to LNR Barbados. During the fourth quarter of 2003, LNL entered into an additional arrangement with LNR Barbados relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. During the fourth quarter of 2004, Lincoln Life of New York entered into a similar arrangement with LNR Barbados for its universal life policies subject to the recent actuarial guidelines. As of December 31, 2004, 2003 and 2002, all of these transactions are between LNL and LNR Barbados and LNL and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                       Year Ended December 31
                                        2004     2003   2002
                                       ------   ------ ------
                                          (in millions)
                                       --------------------
                     Insurance assumed $   --   $   -- $   --
                     Insurance ceded..  183.1    158.0  100.4

The Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                        December 31
                                                        2004   2003
                                                       ------ ------
                                                       (in millions)
                                                       -------------
            Future policy benefits and claims
             assumed.................................. $  4.3 $  4.6
            Future policy benefits and claims ceded...  965.8  862.5
            Amounts recoverable from reinsurers on
             paid and unpaid losses...................    6.8   95.2
            Reinsurance payable on paid losses........    1.7    7.0
            Funds held under reinsurance treaties--net
             liability................................  721.9  727.9

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, LNL holds assets from the reinsurer, including funds held under reinsurance treaties, and is the beneficiary on letters of credit aggregating $464.0 million and $490.0 million at December 31, 2004 and 2003, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of The Lincoln National Life Insurance Company

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company ("Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 2 to the consolidated financial statements, in 2004 the Company changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts. Also, as discussed in Note 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for stock compensation costs, certain reinsurance arrangements and costs associated with exit or disposal activities.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 8, 2005

Lincoln Life Flexible Premium Variable Life Account R

Statement of assets and liabilities

September 30, 2005 (Unaudited)


                                                                                                         Mortality &
                                                                                                         Expense
                                                                Contract                   Contract      Guarantee
                                                                Purchases                  Redemptions   Charges
                                                                Due from                   Due To        Payable To
                                                                The Lincoln                The Lincoln   The Lincoln
                                                                National Life              National Life National Life
                                                                Insurance                  Insurance     Insurance
Subaccount                                          Investments Company       Total Assets Company       Company
-----------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                       $ 1,285,770   $     --    $ 1,285,770     $    --        $ 28
AIM V.I. Diversified Income                             877,534         --        877,534          26          19
AIM V.I. Growth                                      12,697,375      2,710     12,700,085          --         276
AIM V.I. International Growth                         4,122,987      2,337      4,125,324          --          91
AIM V.I. Premier Equity                              14,084,597      6,465     14,091,062          --         308
ABVPSF Global Technology Class A                        737,755         --        737,755          --          16
ABVPSF Growth and Income Class A                      5,853,537         --      5,853,537          --         126
ABVPSF Large Cap Growth Class A                         877,664      2,256        879,920          --          19
ABVPSF Small/Mid Cap Value Class A                    4,111,077         --      4,111,077          --          88
American Century VP Inflation Protection              2,308,761         --      2,308,761           7          46
American Funds Global Growth Class 2                  1,864,071         --      1,864,071          --          35
American Funds Global Small Capitalization Class 2    6,293,364         --      6,293,364         783         135
American Funds Growth Class 2                        39,378,961         --     39,378,961      12,987         842
American Funds Growth-Income Class 2                 28,747,934         --     28,747,934       1,100         617
American Funds International Class 2                  9,301,687         --      9,301,687       4,001         196
Baron Capital Asset                                   4,920,431      1,903      4,922,334          --         107
Delaware VIPT Diversified Income                      2,113,083         --      2,113,083          --          41
Delaware VIPT Emerging Markets                        6,479,724      5,491      6,485,215          --         138
Delaware VIPT High Yield                              6,870,633        393      6,871,026          --         148
Delaware VIPT REIT                                    9,567,706        664      9,568,370          --         204
Delaware VIPT Small Cap Value                        21,260,985         --     21,260,985      11,149         462
Delaware VIPT Trend                                  11,548,836        933     11,549,769          --         250
Delaware VIPT U.S. Growth                               230,950         --        230,950          --           5
Delaware VIPT Value                                   4,835,779         --      4,835,779          --          98
Fidelity VIP Asset Manager                              686,866         --        686,866          26          15
Fidelity VIP Contrafund Service Class                20,274,466      4,248     20,278,714          --         438
Fidelity VIP Equity-Income                            3,628,525         --      3,628,525          96          80
Fidelity VIP Equity-Income Service Class              2,480,660        484      2,481,144          --          53
Fidelity VIP Growth Service Class                     6,307,784        468      6,308,252          --         137
Fidelity VIP Growth Opportunities Service Class       1,342,637      1,977      1,344,614          --          29
Fidelity VIP High Income Service Class                2,459,603         68      2,459,671          --          54
Fidelity VIP Investment Grade Bond                    2,912,213         --      2,912,213          13          64
Fidelity VIP Mid Cap Service Class                       45,305         --         45,305          --           1
Fidelity VIP Overseas Service Class                   1,489,442         --      1,489,442         111          32
FTVIPT Franklin Small-Mid Cap Growth Securities       2,329,990         --      2,329,990          --          49
FTVIPT Templeton Foreign Securities                   3,280,135         --      3,280,135          25          72
FTVIPT Templeton Foreign Securities Class 2           4,515,736         --      4,515,736      13,033          99
FTVIPT Templeton Global Asset Allocation              2,128,234         --      2,128,234          --          47
FTVIPT Templeton Global Income Securities                26,650         --         26,650          --           1
FTVIPT Templeton Growth Securities                    4,832,259         --      4,832,259          --         104
FTVIPT Templeton Growth Securities Class 2            2,461,990         --      2,461,990          --          54
Janus Aspen Series Balanced                           9,570,884      5,353      9,576,237          --         209
Janus Aspen Series Balanced Service Shares            1,318,664        777      1,319,441          --          29
Janus Aspen Series Global Technology Service Shares   1,258,228         --      1,258,228          --          27
Janus Aspen Series Mid Cap Growth Service Shares      1,413,911         --      1,413,911         381          30
Janus Aspen Series Worldwide Growth                   7,485,073        756      7,485,829          --         165
Janus Aspen Series Worldwide Growth Service Shares    1,797,530        418      1,797,948          --          40
Lincoln VIPT Aggressive Growth                           36,368                    36,368          --           1
Lincoln VIPT Bond                                    28,488,236      1,635     28,489,871          --         617
Lincoln VIPT Capital Appreciation                     2,131,237         --      2,131,237          24          46
Lincoln VIPT Conservative Profile                        68,576                    68,576          --           1
Lincoln VIPT Equity-Income                            3,489,248        927      3,490,175          --          76
Lincoln VIPT Global Asset Allocation                  1,062,051         --      1,062,051          --          22
Lincoln VIPT Growth and Income                           27,152                    27,152          --          --
Lincoln VIPT International                            6,535,664         --      6,535,664          42         138
Lincoln VIPT Moderately Aggressive Profile               60,453    111,073        171,526          --           1
Lincoln VIPT Money Market                            19,983,329    144,574     20,127,903          --         428
Lincoln VIPT Social Awareness                           534,757         --        534,757          --          12
M Fund Brandes International Equity                   1,138,445         --      1,138,445          --          24
M Fund Business Opportunity Value                         8,159         --          8,159          --          --
M Fund Frontier Capital Appreciation                    571,406         --        571,406          --          12
M Fund Turner Core Growth                               315,216         --        315,216          --           7
MFS VIT Capital Opportunities                           598,388         --        598,388          --          13
MFS VIT Emerging Growth                               6,454,417      2,948      6,457,365          --         140
MFS VIT Total Return                                 19,872,365         --     19,872,365       5,736         432
MFS VIT Utilities                                     9,979,968         --      9,979,968         176         218
NB AMT Mid-Cap Growth                                 8,264,424         --      8,264,424      16,476         177
NB AMT Partners                                       2,167,620         --      2,167,620          --          47
NB AMT Regency                                        4,305,390         --      4,305,390          --          91
PIMCO VIT OPCAP Global Equity                           536,706         --        536,706          --          12
PIMCO VIT OPCAP Managed                                 664,073         --        664,073          --          15
Putnam VT Growth & Income Class IB                      860,955         --        860,955      13,780          19
Putnam VT Health Sciences Class IB                      667,508         --        667,508          --          15
Scudder VIT Equity 500 Index                         37,570,028      3,524     37,573,552          --         810
Scudder VIT Small Cap Index                           5,540,932        992      5,541,924          --         119








Subaccount                                          Net Assets
---------------------------------------------------------------
AIM V.I. Capital Appreciation                       $ 1,285,742
AIM V.I. Diversified Income                             877,489
AIM V.I. Growth                                      12,699,809
AIM V.I. International Growth                         4,125,233
AIM V.I. Premier Equity                              14,090,754
ABVPSF Global Technology Class A                        737,739
ABVPSF Growth and Income Class A                      5,853,411
ABVPSF Large Cap Growth Class A                         879,901
ABVPSF Small/Mid Cap Value Class A                    4,110,989
American Century VP Inflation Protection              2,308,708
American Funds Global Growth Class 2                  1,864,036
American Funds Global Small Capitalization Class 2    6,292,446
American Funds Growth Class 2                        39,365,132
American Funds Growth-Income Class 2                 28,746,217
American Funds International Class 2                  9,297,490
Baron Capital Asset                                   4,922,227
Delaware VIPT Diversified Income                      2,113,042
Delaware VIPT Emerging Markets                        6,485,077
Delaware VIPT High Yield                              6,870,878
Delaware VIPT REIT                                    9,568,166
Delaware VIPT Small Cap Value                        21,249,374
Delaware VIPT Trend                                  11,549,519
Delaware VIPT U.S. Growth                               230,945
Delaware VIPT Value                                   4,835,681
Fidelity VIP Asset Manager                              686,825
Fidelity VIP Contrafund Service Class                20,278,276
Fidelity VIP Equity-Income                            3,628,349
Fidelity VIP Equity-Income Service Class              2,481,091
Fidelity VIP Growth Service Class                     6,308,115
Fidelity VIP Growth Opportunities Service Class       1,344,585
Fidelity VIP High Income Service Class                2,459,617
Fidelity VIP Investment Grade Bond                    2,912,136
Fidelity VIP Mid Cap Service Class                       45,304
Fidelity VIP Overseas Service Class                   1,489,299
FTVIPT Franklin Small-Mid Cap Growth Securities       2,329,941
FTVIPT Templeton Foreign Securities                   3,280,038
FTVIPT Templeton Foreign Securities Class 2           4,502,604
FTVIPT Templeton Global Asset Allocation              2,128,187
FTVIPT Templeton Global Income Securities                26,649
FTVIPT Templeton Growth Securities                    4,832,155
FTVIPT Templeton Growth Securities Class 2            2,461,936
Janus Aspen Series Balanced                           9,576,028
Janus Aspen Series Balanced Service Shares            1,319,412
Janus Aspen Series Global Technology Service Shares   1,258,201
Janus Aspen Series Mid Cap Growth Service Shares      1,413,500
Janus Aspen Series Worldwide Growth                   7,485,664
Janus Aspen Series Worldwide Growth Service Shares    1,797,908
Lincoln VIPT Aggressive Growth                           36,367
Lincoln VIPT Bond                                    28,489,254
Lincoln VIPT Capital Appreciation                     2,131,167
Lincoln VIPT Conservative Profile                        68,575
Lincoln VIPT Equity-Income                            3,490,099
Lincoln VIPT Global Asset Allocation                  1,062,029
Lincoln VIPT Growth and Income                           27,152
Lincoln VIPT International                            6,535,484
Lincoln VIPT Moderately Aggressive Profile              171,525
Lincoln VIPT Money Market                            20,127,475
Lincoln VIPT Social Awareness                           534,745
M Fund Brandes International Equity                   1,138,421
M Fund Business Opportunity Value                         8,159
M Fund Frontier Capital Appreciation                    571,394
M Fund Turner Core Growth                               315,209
MFS VIT Capital Opportunities                           598,375
MFS VIT Emerging Growth                               6,457,225
MFS VIT Total Return                                 19,866,197
MFS VIT Utilities                                     9,979,574
NB AMT Mid-Cap Growth                                 8,247,771
NB AMT Partners                                       2,167,573
NB AMT Regency                                        4,305,299
PIMCO VIT OPCAP Global Equity                           536,694
PIMCO VIT OPCAP Managed                                 664,058
Putnam VT Growth & Income Class IB                      847,156
Putnam VT Health Sciences Class IB                      667,493
Scudder VIT Equity 500 Index                         37,572,742
Scudder VIT Small Cap Index                           5,541,805

See accompanying notes (unaudited).

Lincoln Life Flexible Premium Variable Life Account R

Statement of Operations

Nine Months Ended September 30, 2005 (Unaudited)

                                                    Dividends
                                                    from       Mortality and     Net
                                                    Investment Expense           Investment
Subaccount                                          Income     Guarantee Charges Income (Loss)
----------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                        $     --      $  (7,971)      $  (7,971)
AIM V.I. Diversified Income                                --         (4,873)         (4,873)
AIM V.I. Growth                                            --        (73,435)        (73,435)
AIM V.I. International Growth                              --        (23,237)        (23,237)
AIM V.I. Premier Equity                                    --        (83,812)        (83,812)
ABVPSF Global Technology Class A                           --         (4,024)         (4,024)
ABVPSF Growth and Income Class A                       82,568        (33,860)         48,708
ABVPSF Large Cap Growth Class A                            --         (4,885)         (4,885)
ABVPSF Small/Mid Cap Value Class A                     29,517        (24,950)          4,567
American Century VP Inflation Protection               49,539         (8,701)         40,838
American Funds Global Growth Class 2                   10,408         (6,171)          4,237
American Funds Global Small Capitalization Class 2     52,601        (30,816)         21,785
American Funds Growth Class 2                          88,315       (203,453)       (115,138)
American Funds Growth-Income Class 2                   79,838       (159,819)        (79,981)
American Funds International Class 2                   16,766        (41,761)        (24,995)
Baron Capital Asset                                        --        (29,856)        (29,856)
Delaware VIPT Diversified Income                       14,987         (7,509)          7,478
Delaware VIPT Emerging Markets                         16,008        (29,641)        (13,633)
Delaware VIPT High Yield                              392,701        (37,824)        354,877
Delaware VIPT REIT                                    170,036        (53,113)        116,923
Delaware VIPT Small Cap Value                          71,477       (118,023)        (46,546)
Delaware VIPT Trend                                        --        (67,897)        (67,897)
Delaware VIPT U.S. Growth                               1,177         (1,209)            (32)
Delaware VIPT Value                                    55,507        (19,658)         35,849
Fidelity VIP Asset Manager                             18,405         (4,118)         14,287
Fidelity VIP Contrafund Service Class                  32,667       (101,505)        (68,838)
Fidelity VIP Equity-Income                             69,458        (22,986)         46,472
Fidelity VIP Equity-Income Service Class               33,086        (13,603)         19,483
Fidelity VIP Growth Service Class                      23,874        (36,211)        (12,337)
Fidelity VIP Growth Opportunities Service Class        10,546         (7,790)          2,756
Fidelity VIP High Income Service Class                211,973        (15,943)        196,030
Fidelity VIP Investment Grade Bond                    131,297        (17,945)        113,352
Fidelity VIP Mid Cap Service Class                         --            (51)            (51)
Fidelity VIP Overseas Service Class                     7,642         (8,087)           (445)
FTVIPT Franklin Small-Mid Cap Growth Securities            --        (12,197)        (12,197)
FTVIPT Templeton Foreign Securities                    40,279        (19,871)         20,408
FTVIPT Templeton Foreign Securities Class 2            50,879        (25,557)         25,322
FTVIPT Templeton Global Asset Allocation               78,996        (11,860)         67,136
FTVIPT Templeton Global Income Securities                  --            (48)            (48)
FTVIPT Templeton Growth Securities                     53,707        (24,542)         29,165
FTVIPT Templeton Growth Securities Class 2             25,299        (13,716)         11,583
Janus Aspen Series Balanced                           120,970        (56,601)         64,369
Janus Aspen Series Balanced Service Shares             14,897         (7,868)          7,029
Janus Aspen Series Global Technology Service Shares        --         (7,177)         (7,177)
Janus Aspen Series Mid Cap Growth Service Shares           --         (6,610)         (6,610)
Janus Aspen Series Worldwide Growth                    61,532        (44,071)         17,461
Janus Aspen Series Worldwide Growth Service Shares     12,953        (10,621)          2,332
Lincoln VIPT Aggressive Growth                             --           (185)           (185)
Lincoln VIPT Bond                                     126,469       (162,488)        (36,019)
Lincoln VIPT Capital Appreciation                          --        (13,185)        (13,185)
Lincoln VIPT Conservative Profile                          --            (12)            (12)
Lincoln VIPT Equity-Income                                 --        (20,174)        (20,174)
Lincoln VIPT Global Asset Allocation                    2,763         (4,834)         (2,071)
Lincoln VIPT Growth and Income                             --            (24)            (24)
Lincoln VIPT International                             14,326        (27,254)        (12,928)
Lincoln VIPT Moderately Aggressive Profile                 --            (59)            (59)
Lincoln VIPT Money Market                             380,514       (119,926)        260,588
Lincoln VIPT Social Awareness                              --         (2,831)         (2,831)
M Fund Brandes International Equity                       620         (5,006)         (4,386)
M Fund Business Opportunity Value                           1            (22)            (21)
M Fund Frontier Capital Appreciation                       --         (2,790)         (2,790)
M Fund Turner Core Growth                                   8         (1,754)         (1,746)
MFS VIT Capital Opportunities                           4,184         (3,370)            814
MFS VIT Emerging Growth                                    --        (36,769)        (36,769)
MFS VIT Total Return                                  375,347       (111,057)        264,290
MFS VIT Utilities                                      49,938        (50,771)           (833)
NB AMT Mid-Cap Growth                                      --        (44,900)        (44,900)
NB AMT Partners                                            --        (10,883)        (10,883)
NB AMT Regency                                             --        (20,844)        (20,844)
PIMCO VIT OPCAP Global Equity                           1,612         (2,932)         (1,320)
PIMCO VIT OPCAP Managed                                 8,577         (4,235)          4,342
Putnam VT Growth & Income Class IB                     12,977         (4,979)          7,998
Putnam VT Health Sciences Class IB                        311         (3,280)         (2,969)
Scudder VIT EAFE Equity Index                          68,428        (12,259)         56,169
Scudder VIT Equity 500 Index                          571,357       (216,613)        354,744
Scudder VIT Small Cap Index                            31,771        (29,821)          1,950

See accompanying notes (unaudited).

                                                 Net Change in   Net Increase
               Dividends from                    Unrealized      (Decrease) in
Net Realized   Net Realized   Total Net Realized Appreciation or Net Assets
Gain (Loss) on Gain on        Gain (Loss) on     Depreciation    Resulting from
Investments    Investments    Investments        on Investments  Operations
-------------------------------------------------------------------------------
  $ (33,880)     $       --       $  (33,880)      $  109,889      $   68,038
    (13,714)             --          (13,714)          32,926          14,339
   (176,177)             --         (176,177)         687,737         438,125
    202,723              --          202,723          220,658         400,144
   (245,193)             --         (245,193)         630,220         301,215
     23,936              --           23,936          (38,859)        (18,947)
    140,603              --          140,603         (114,911)         74,400
      6,749              --            6,749           57,762          59,626
    246,177         177,501          423,678         (267,511)        160,734
       (250)            705              455          (14,887)         26,406
       (359)             --             (359)         131,056         134,934
    127,636              --          127,636          722,397         871,818
    292,907              --          292,907        3,031,768       3,209,537
    179,909         111,923          291,832          433,236         645,087
     70,912              --           70,912          887,447         933,364
    169,520              --          169,520         (219,275)        (79,611)
      1,278           7,266            8,544          (28,399)        (12,377)
    268,217          56,498          324,715          810,369       1,121,451
    153,191              --          153,191         (325,140)        182,928
    174,517         515,302          689,819         (252,565)        554,177
    575,426       1,358,066        1,933,492         (553,073)      1,333,873
    244,451              --          244,451         (349,240)       (172,686)
      1,214              --            1,214           20,306          21,488
     20,591              --           20,591          126,739         183,179
     (2,883)            236           (2,647)          (5,952)          5,688
    204,463           2,970          207,433        1,917,295       2,055,890
     54,595         152,636          207,231         (211,073)         42,630
     36,241          76,484          112,725          (76,866)         55,342
     (8,234)             --           (8,234)         125,036         104,465
      3,990              --            3,990           30,556          37,302
     (2,487)             --           (2,487)        (177,380)         16,163
    (42,429)         79,325           36,896         (139,673)         10,575
         23              --               23            2,402           2,374
     53,631           6,878           60,509           58,351         118,415
     48,203              --           48,203           26,992          62,998
    (39,751)             --          (39,751)         234,196         214,853
     73,833              --           73,833          194,463         293,618
     71,269              --           71,269         (102,536)         35,869
          4              --                4              208             164
    119,124              --          119,124          138,562         286,851
     35,995              --           35,995           92,406         139,984
     55,295              --           55,295          207,424         327,088
     20,855              --           20,855           14,301          42,185
    (68,566)             --          (68,566)         132,364          56,621
     29,147              --           29,147           66,326          88,863
   (178,364)             --         (178,364)         265,575         104,672
      9,860              --            9,860           11,138          23,330
      3,081              --            3,081           (2,788)            108
     20,468         276,856          297,324           87,184         348,489
    (37,915)             --          (37,915)          92,351          41,251
         (2)             --               (2)              --             (14)
     42,849         113,274          156,123          (63,595)         72,354
      6,951          22,545           29,496            1,548          28,973
          1              --                1              242             219
     43,511              --           43,511          466,631         497,214
          2              --                2            1,106           1,049
         --              --               --               --         260,588
      3,755              --            3,755           39,293          40,217
     23,110           9,208           32,318           41,945          69,877
          9             116              125              207             311
      3,722              --            3,722           57,392          58,324
      4,046              --            4,046           25,872          28,172
      3,446              --            3,446           (9,455)         (5,195)
   (136,826)             --         (136,826)         427,597         254,002
    107,423         735,866          843,289         (812,258)        295,321
    230,279              --          230,279        1,279,001       1,508,447
     85,861              --           85,861          658,442         699,403
     34,976              --           34,976          254,143         278,236
    108,788              --          108,788          284,362         372,306
      2,868              --            2,868           23,788          25,336
     19,504          23,180           42,684          (32,735)         14,291
      5,616              --            5,616            7,582          21,196
      9,917              --            9,917           45,688          52,636
    337,313              --          337,313         (417,028)        (23,546)
    303,004              --          303,004           49,735         707,483
    150,341         136,263          286,604         (155,298)        133,256

Lincoln Life Flexible Premium Variable Life Account R

Statement of changes in net assets

Nine Months Ended September 30, 2005 (Unaudited)


                                                                         AIM V.I. Capital AIM V.I. Diversified
                                                                         Appreciation     Income                AIM V.I. Growth
                                                                         Subaccount       Subaccount            Subaccount
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                              $ 1,270,229         $  821,267         $12,899,812
Changes From Operations:
.. Net investment income (loss)                                                  (7,971)            (4,873)            (73,435)
.. Net realized gain (loss) on investments                                      (33,880)           (13,714)           (176,177)
.. Net change in unrealized appreciation or depreciation on investments         109,889             32,926             687,737
                                                                           -----------         ----------         -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                     68,038             14,339             438,125
Changes From Unit Transactions:
.. Contract purchases                                                            68,025             70,212           1,176,835
.. Contract withdrawals                                                        (170,678)          (188,880)         (1,104,163)
.. Contract transfers                                                            50,128            160,551            (710,800)
                                                                           -----------         ----------         -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                             (52,525)            41,883            (638,128)
                                                                           -----------         ----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                         15,513             56,222            (200,003)
                                                                           -----------         ----------         -----------
NET ASSETS AT SEPTEMBER 30, 2005                                           $ 1,285,742         $  877,489         $12,699,809
                                                                           ===========         ==========         ===========

                                                                         American Funds
                                                                         Growth-Income    American Funds        Baron Capital
                                                                         Class 2          International Class 2 Asset
                                                                         Subaccount       Subaccount            Subaccount
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                              $25,691,430         $5,623,466         $ 5,032,439
Changes From Operations:
.. Net investment income (loss)                                                 (79,981)           (24,995)            (29,856)
.. Net realized gain (loss) on investments                                      291,832             70,912             169,520
.. Net change in unrealized appreciation or depreciation on investments         433,236            887,447            (219,275)
                                                                           -----------         ----------         -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                    645,087            933,364             (79,611)
Changes From Unit Transactions:
.. Contract purchases                                                         3,169,833          1,123,988             309,175
.. Contract withdrawals                                                      (1,495,721)          (374,861)           (252,157)
.. Contract transfers                                                           735,588          1,991,533             (87,619)
                                                                           -----------         ----------         -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                           2,409,700          2,740,660             (30,601)
                                                                           -----------         ----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      3,054,787          3,674,024            (110,212)
                                                                           -----------         ----------         -----------
NET ASSETS AT SEPTEMBER 30, 2005                                           $28,746,217         $9,297,490         $ 4,922,227
                                                                           ===========         ==========         ===========

                                                                         AIM V.I.
                                                                         International
                                                                         Growth
                                                                         Subaccount
--------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                             $4,137,393
Changes From Operations:
.. Net investment income (loss)                                               (23,237)
.. Net realized gain (loss) on investments                                    202,723
.. Net change in unrealized appreciation or depreciation on investments       220,658
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  400,144
Changes From Unit Transactions:
.. Contract purchases                                                         330,844
.. Contract withdrawals                                                      (213,986)
.. Contract transfers                                                        (529,162)
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                          (412,304)
                                                                          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (12,160)
                                                                          ----------
NET ASSETS AT SEPTEMBER 30, 2005                                          $4,125,233
                                                                          ==========

                                                                         Delaware VIPT
                                                                         Diversified
                                                                         Income
                                                                         Subaccount
--------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                             $  411,836
Changes From Operations:
.. Net investment income (loss)                                                 7,478
.. Net realized gain (loss) on investments                                      8,544
.. Net change in unrealized appreciation or depreciation on investments       (28,399)
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                  (12,377)
Changes From Unit Transactions:
.. Contract purchases                                                         537,007
.. Contract withdrawals                                                       (77,068)
.. Contract transfers                                                       1,253,644
                                                                          ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                         1,713,583
                                                                          ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    1,701,206
                                                                          ----------
NET ASSETS AT SEPTEMBER 30, 2005                                          $2,113,042
                                                                          ==========


See accompanying notes (unaudited).

                 ABVPSF                                                                                    American Funds
                 Global        ABVPSF Growth ABVPSF Large    ABVPSF        American Century American Funds Global Small
AIM V.I. Premier Technology    and Income    Cap Growth      Small/Mid Cap VP Inflation     Global Growth  Capitalization
Equity           Class A       Class A       Class A         Value Class A Protection       Class 2        Class 2
Subaccount       Subaccount    Subaccount    Subaccount      Subaccount    Subaccount       Subaccount     Subaccount
------------------------------------------------------------------------------------------------------------------------------
  $14,602,983     $  760,964    $5,630,854     $   804,557    $ 4,580,987     $  679,294      $  176,451       $4,664,236
      (83,812)        (4,024)       48,708          (4,885)         4,567         40,838           4,237           21,785
     (245,193)        23,936       140,603           6,749        423,678            455            (359)         127,636
      630,220        (38,859)     (114,911)         57,762       (267,511)       (14,887)        131,056          722,397
  -----------     ----------    ----------     -----------    -----------     ----------      ----------       ----------
      301,215        (18,947)       74,400          59,626        160,734         26,406         134,934          871,818
    1,345,742         12,907       605,603          47,556        394,784        406,692         378,293          496,953
   (1,172,714)       (23,142)     (455,838)        (32,483)      (258,351)       (68,221)        (59,282)        (291,138)
     (986,472)         5,957        (1,608)            645       (767,165)     1,264,537       1,233,640          550,577
  -----------     ----------    ----------     -----------    -----------     ----------      ----------       ----------
     (813,444)        (4,278)      148,157          15,718       (630,732)     1,603,008       1,552,651          756,392
  -----------     ----------    ----------     -----------    -----------     ----------      ----------       ----------
     (512,229)       (23,225)      222,557          75,344       (469,998)     1,629,414       1,687,585        1,628,210
  -----------     ----------    ----------     -----------    -----------     ----------      ----------       ----------
  $14,090,754     $  737,739    $5,853,411     $   879,901    $ 4,110,989     $2,308,708      $1,864,036       $6,292,446
  ===========     ==========    ==========     ===========    ===========     ==========      ==========       ==========


Delaware VIPT    Delaware VIPT Delaware VIPT Delaware VIPT   Delaware VIPT Delaware VIPT    Delaware VIPT  Fidelity VIP Asset
Emerging Markets High Yield    REIT          Small Cap Value Trend         U.S. Growth      Value          Manager
Subaccount       Subaccount    Subaccount    Subaccount      Subaccount    Subaccount       Subaccount     Subaccount
------------------------------------------------------------------------------------------------------------------------------
  $ 3,701,099     $5,958,300    $8,507,193     $19,349,591    $12,752,573     $  189,669      $2,140,617       $  694,055
      (13,633)       354,877       116,923         (46,546)       (67,897)           (32)         35,849           14,287
      324,715        153,191       689,819       1,933,492        244,451          1,214          20,591           (2,647)
      810,369       (325,140)     (252,565)       (553,073)      (349,240)        20,306         126,739           (5,952)
  -----------     ----------    ----------     -----------    -----------     ----------      ----------       ----------
    1,121,451        182,928       554,177       1,333,873       (172,686)        21,488         183,179            5,688
      554,175        672,992       781,838       1,357,263        970,939         21,256         852,337           65,966
     (258,220)      (376,181)     (504,271)     (1,218,818)      (841,322)        (7,296)       (233,437)         (39,599)
    1,366,572        432,839       229,229         427,465     (1,159,985)         5,828       1,892,985          (39,285)
  -----------     ----------    ----------     -----------    -----------     ----------      ----------       ----------
    1,662,527        729,650       506,796         565,910     (1,030,368)        19,788       2,511,885          (12,918)
  -----------     ----------    ----------     -----------    -----------     ----------      ----------       ----------
    2,783,978        912,578     1,060,973       1,899,783     (1,203,054)        41,276       2,695,064           (7,230)
  -----------     ----------    ----------     -----------    -----------     ----------      ----------       ----------
  $ 6,485,077     $6,870,878    $9,568,166     $21,249,374    $11,549,519     $  230,945      $4,835,681       $  686,825
  ===========     ==========    ==========     ===========    ===========     ==========      ==========       ==========


American Funds
Growth Class 2
Subaccount
--------------
 $31,790,881
    (115,138)
     292,907
   3,031,768
 -----------
   3,209,537
   4,732,192
  (2,327,519)
   1,960,041
 -----------
   4,364,714
 -----------
   7,574,251
 -----------
 $39,365,132
 ===========

Fidelity VIP
Contrafund
Service Class
Subaccount
--------------
 $15,369,340
     (68,838)
     207,433
   1,917,295
 -----------
   2,055,890
   1,589,561
  (1,015,277)
   2,278,762
 -----------
   2,853,046
 -----------
   4,908,936
 -----------
 $20,278,276
 ===========

Lincoln Life Flexible Premium Variable Life Account R

Statement of changes in net assets

Nine Months Ended September 30, 2005 (Unaudited)



                                                                                           Fidelity VIP      Fidelity VIP
                                                                         Fidelity VIP      Equity-Income     Growth
                                                                         Equity-Income     Service Class     Service Class
                                                                         Subaccount        Subaccount        Subaccount
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                               $4,516,345        $2,093,201       $6,245,428
Changes From Operations:
.. Net investment income (loss)                                                  46,472            19,483          (12,337)
.. Net realized gain (loss) on investments                                      207,231           112,725           (8,234)
.. Net change in unrealized appreciation or depreciation on investments        (211,073)          (76,866)         125,036
                                                                            ----------        ----------       ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                     42,630            55,342          104,465
Changes From Unit Transactions:
.. Contract purchases                                                           164,338           204,613          572,717
.. Contract withdrawals                                                        (479,254)         (221,979)        (354,585)
.. Contract transfers                                                          (615,710)          349,914         (259,910)
                                                                            ----------        ----------       ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                            (930,626)          332,548          (41,778)
                                                                            ----------        ----------       ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       (887,996)          387,890           62,687
                                                                            ----------        ----------       ----------
NET ASSETS AT SEPTEMBER 30, 2005                                            $3,628,349        $2,481,091       $6,308,115
                                                                            ==========        ==========       ==========



                                                                                           FTVIPT Templeton
                                                                         FTVIPT Templeton  Growth Securities Janus Aspen
                                                                         Growth Securities Class 2           Series Balanced
                                                                         Subaccount        Subaccount        Subaccount
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                               $3,636,957        $2,192,665       $9,853,090
Changes From Operations:
.. Net investment income (loss)                                                  29,165            11,583           64,369
.. Net realized gain (loss) on investments                                      119,124            35,995           55,295
.. Net change in unrealized appreciation or depreciation on investments         138,562            92,406          207,424
                                                                            ----------        ----------       ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                    286,851           139,984          327,088
Changes From Unit Transactions:
.. Contract purchases                                                           367,306           172,139          788,696
.. Contract withdrawals                                                        (410,025)         (132,628)        (661,598)
.. Contract transfers                                                           951,066            89,776         (731,248)
                                                                            ----------        ----------       ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                             908,347           129,287         (604,150)
                                                                            ----------        ----------       ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      1,195,198           269,271         (277,062)
                                                                            ----------        ----------       ----------
NET ASSETS AT SEPTEMBER 30, 2005                                            $4,832,155        $2,461,936       $9,576,028
                                                                            ==========        ==========       ==========

                                                                         Fidelity VIP
                                                                         Growth
                                                                         Opportunities
                                                                         Service Class
                                                                         Subaccount
----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                              $1,376,294
Changes From Operations:
.. Net investment income (loss)                                                  2,756
.. Net realized gain (loss) on investments                                       3,990
.. Net change in unrealized appreciation or depreciation on investments         30,556
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                    37,302
Changes From Unit Transactions:
.. Contract purchases                                                          176,922
.. Contract withdrawals                                                       (190,476)
.. Contract transfers                                                          (55,457)
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                            (69,011)
                                                                           ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       (31,709)
                                                                           ----------
NET ASSETS AT SEPTEMBER 30, 2005                                           $1,344,585
                                                                           ==========



                                                                         Janus Aspen
                                                                         Series Balanced
                                                                         Service Shares
                                                                         Subaccount
----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                              $1,428,495
Changes From Operations:
.. Net investment income (loss)                                                  7,029
.. Net realized gain (loss) on investments                                      20,855
.. Net change in unrealized appreciation or depreciation on investments         14,301
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS                                                                    42,185
Changes From Unit Transactions:
.. Contract purchases                                                          101,314
.. Contract withdrawals                                                        (83,832)
.. Contract transfers                                                         (168,750)
                                                                           ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 UNIT TRANSACTIONS                                                           (151,268)
                                                                           ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (109,083)
                                                                           ----------
NET ASSETS AT SEPTEMBER 30, 2005                                           $1,319,412
                                                                           ==========


See accompanying notes (unaudited).


Fidelity VIP   Fidelity VIP   Fidelity VIP     Fidelity VIP     FTVIPT Franklin                      FTVIPT Templeton
High Income    Investment     Mid Cap          Overseas         Small-Mid Cap     FTVIPT Templeton   Foreign Securities
Service Class  Grade Bond     Service Class    Service Class    Growth Securities Foreign Securities Class 2
Subaccount     Subaccount     Subaccount       Subaccount       Subaccount        Subaccount         Subaccount
------------------------------------------------------------------------------------------------------------------------
  $2,848,534     $3,807,332      $       --       $1,451,178       $2,025,146        $ 3,848,019         $4,408,103
     196,030        113,352             (51)            (445)         (12,197)            20,408             25,322
      (2,487)        36,896              23           60,509           48,203            (39,751)            73,833
    (177,380)      (139,673)          2,402           58,351           26,992            234,196            194,463
  ----------     ----------      ----------       ----------       ----------        -----------         ----------

      16,163         10,575           2,374          118,415           62,998            214,853            293,618
     160,723        114,435           5,530           77,317          383,123            137,310            371,473
    (120,600)      (290,376)         (1,317)         (49,574)        (207,403)          (274,796)          (288,217)
    (445,203)      (729,830)         38,717         (108,037)          66,077           (645,348)          (282,373)
  ----------     ----------      ----------       ----------       ----------        -----------         ----------

    (405,080)      (905,771)         42,930          (80,294)         241,797           (782,834)          (199,117)
  ----------     ----------      ----------       ----------       ----------        -----------         ----------
    (388,917)      (895,196)         45,304           38,121          304,795           (567,981)            94,501
  ----------     ----------      ----------       ----------       ----------        -----------         ----------
  $2,459,617     $2,912,136      $   45,304       $1,489,299       $2,329,941        $ 3,280,038         $4,502,604
  ==========     ==========      ==========       ==========       ==========        ===========         ==========


Janus Aspen    Janus Aspen                     Janus Aspen
Series Global  Series Mid Cap Janus Aspen      Series Worldwide Lincoln VIPT                         Lincoln VIPT
Technology     Growth         Series Worldwide Growth           Aggressive        Lincoln VIPT       Capital
Service Shares Service Shares Growth           Service Shares   Growth            Bond               Appreciation
Subaccount     Subaccount     Subaccount       Subaccount       Subaccount        Subaccount         Subaccount
------------------------------------------------------------------------------------------------------------------------
  $1,236,723     $1,059,851      $7,684,144       $1,823,453       $   52,881        $25,359,106         $2,304,631
      (7,177)        (6,610)         17,461            2,332             (185)           (36,019)           (13,185)
     (68,566)        29,147        (178,364)           9,860            3,081            297,324            (37,915)
     132,364         66,326         265,575           11,138           (2,788)            87,184             92,351
  ----------     ----------      ----------       ----------       ----------        -----------         ----------

      56,621         88,863         104,672           23,330              108            348,489             41,251
      77,707         57,061         812,647           71,722            5,162          3,254,186            195,602
     (91,589)       (43,368)       (621,250)         (96,547)          (2,050)        (1,585,651)          (132,193)
     (21,261)       251,093        (494,549)         (24,050)         (19,734)         1,113,124           (278,124)
  ----------     ----------      ----------       ----------       ----------        -----------         ----------

     (35,143)       264,786        (303,152)         (48,875)         (16,622)         2,781,659           (214,715)
  ----------     ----------      ----------       ----------       ----------        -----------         ----------
      21,478        353,649        (198,480)         (25,545)         (16,514)         3,130,148           (173,464)
  ----------     ----------      ----------       ----------       ----------        -----------         ----------
  $1,258,201     $1,413,500      $7,485,664       $1,797,908       $   36,367        $28,489,254         $2,131,167
  ==========     ==========      ==========       ==========       ==========        ===========         ==========

                 FTVIPT
FTVIPT Templeton Templeton
Global Asset     Global Income
Allocation       Securities
Subaccount       Subaccount
------------------------------
   $1,908,543     $       --
       67,136            (48)
       71,269              4
     (102,536)           208
   ----------     ----------

       35,869            164
      133,910             --
     (236,601)          (316)
      286,466         26,801
   ----------     ----------

      183,775         26,485
   ----------     ----------
      219,644         26,649
   ----------     ----------
   $2,128,187     $   26,649
   ==========     ==========



Lincoln VIPT
Conservative     Lincoln VIPT
Profile          Equity-Income
Subaccount       Subaccount
------------------------------
   $       --     $3,198,589
          (12)       (20,174)
           (2)       156,123
           --        (63,595)
   ----------     ----------

          (14)        72,354
           --        241,011
         (411)      (168,997)
       69,000        147,142
   ----------     ----------

       68,589        219,156
   ----------     ----------
       68,575        291,510
   ----------     ----------
   $   68,575     $3,490,099
   ==========     ==========

Lincoln Life Flexible Premium Variable Life Account R

Statement of changes in net assets

Nine Months Ended September 30, 2005 (Unaudited)


                                                          Lincoln VIPT      Lincoln VIPT                   Lincoln VIPT
                                                          Global Asset      Growth and     Lincoln VIPT    Moderately
                                                          Allocation        Income         International   Aggressive Profile
                                                          Subaccount        Subaccount     Subaccount      Subaccount
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $  783,481       $       --     $3,007,478        $       --
Changes From Operations:
.. Net investment income (loss)                                   (2,071)             (24)       (12,928)              (59)
.. Net realized gain (loss) on investments                        29,496                1         43,511                 2
.. Net change in unrealized appreciation or depreciation
  on investments                                                  1,548              242        466,631             1,106
                                                             ----------       ----------     ----------        ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
 FROM OPERATIONS                                                 28,973              219        497,214             1,049
Changes From Unit Transactions:
.. Contract purchases                                             85,186               --        904,448                --
.. Contract withdrawals                                          (46,187)            (192)      (407,574)             (220)
.. Contract transfers                                            210,576           27,125      2,533,918           170,696
                                                             ----------       ----------     ----------        ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
 FROM UNIT TRANSACTIONS                                         249,575           26,933      3,030,792           170,476
                                                             ----------       ----------     ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         278,548           27,152      3,528,006           171,525
                                                             ----------       ----------     ----------        ----------
NET ASSETS AT SEPTEMBER 30, 2005                             $1,062,029       $   27,152     $6,535,484        $  171,525
                                                             ==========       ==========     ==========        ==========

                                                                            NB AMT Mid-Cap
                                                          MFS VIT Utilities Growth         NB AMT Partners NB AMT Regency
                                                          Subaccount        Subaccount     Subaccount      Subaccount
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $8,093,924       $7,451,222     $1,593,534        $3,024,819
Changes From Operations:
.. Net investment income (loss)                                     (833)         (44,900)       (10,883)          (20,844)
.. Net realized gain (loss) on investments                       230,279           85,861         34,976           108,788
.. Net change in unrealized appreciation or depreciation
  on investments                                              1,279,001          658,442        254,143           284,362
                                                             ----------       ----------     ----------        ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
 FROM OPERATIONS                                              1,508,447          699,403        278,236           372,306
Changes From Unit Transactions:
.. Contract purchases                                            602,927          782,056         95,757           441,884
.. Contract withdrawals                                         (432,905)        (530,704)       (98,579)         (185,129)
.. Contract transfers                                            207,181         (154,206)       298,625           651,419
                                                             ----------       ----------     ----------        ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
 FROM UNIT TRANSACTIONS                                         377,203           97,146        295,803           908,174
                                                             ----------       ----------     ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       1,885,650          796,549        574,039         1,280,480
                                                             ----------       ----------     ----------        ----------
NET ASSETS AT SEPTEMBER 30, 2005                             $9,979,574       $8,247,771     $2,167,573        $4,305,299
                                                             ==========       ==========     ==========        ==========

See accompanying notes (unaudited).

                               M Fund Brandes  M Fund Business M Fund Frontier  M Fund
Lincoln VIPT  Lincoln VIPT     International   Opportunity     Capital          Turner       MFS VIT Capital   MFS VIT Emerging
Money Market  Social Awareness Equity          Value           Appreciation     Core Growth  Opportunities     Growth
Subaccount    Subaccount       Subaccount      Subaccount      Subaccount       Subaccount   Subaccount        Subaccount
--------------------------------------------------------------------------------------------------------------------------------
$ 19,120,592     $ 457,183       $  871,224       $     --       $   446,222    $   299,396     $  564,292        $6,363,126
     260,588        (2,831)          (4,386)           (21)           (2,790)        (1,746)           814           (36,769)
          --         3,755           32,318            125             3,722          4,046          3,446          (136,826)

          --        39,293           41,945            207            57,392         25,872         (9,455)          427,597
------------     ---------       ----------       --------       -----------    -----------     ----------        ----------

     260,588        40,217           69,877            311            58,324         28,172         (5,195)          254,002
  17,538,767        37,491          139,635          1,087            87,556          1,089         42,668           691,998
  (3,344,994)      (30,459)         (36,090)          (547)          (13,776)        (3,513)       (24,048)         (437,960)
 (13,447,478)       30,313           93,775          7,308            (6,932)        (9,935)        20,658          (413,941)
------------     ---------       ----------       --------       -----------    -----------     ----------        ----------

     746,295        37,345          197,320          7,848            66,848        (12,359)        39,278          (159,903)
------------     ---------       ----------       --------       -----------    -----------     ----------        ----------
   1,006,883        77,562          267,197          8,159           125,172         15,813         34,083            94,099
------------     ---------       ----------       --------       -----------    -----------     ----------        ----------
$ 20,127,475     $ 534,745       $1,138,421       $  8,159       $   571,394    $   315,209     $  598,375        $6,457,225
============     =========       ==========       ========       ===========    ===========     ==========        ==========

PIMCO VIT                      Putnam VT       Putnam VT                        Scudder VIT
OPCAP Global  PIMCO VIT        Growth &        Health Sciences Scudder VIT EAFE Equity 500   Scudder VIT Small
Equity        OPCAP Managed    Income Class IB Class IB        Equity Index     Index        Cap Index
Subaccount    Subaccount       Subaccount      Subaccount      Subaccount       Subaccount   Subaccount
---------------------------------------------------------------------------------------------------------------
$    465,456     $ 925,388       $  805,438       $427,437       $ 3,039,364    $36,037,044     $5,271,670
      (1,320)        4,342            7,998         (2,969)           56,169        354,744          1,950
       2,868        42,684            5,616          9,917           337,313        303,004        286,604

      23,788       (32,735)           7,582         45,688          (417,028)        49,735       (155,298)
------------     ---------       ----------       --------       -----------    -----------     ----------

      25,336        14,291           21,196         52,636           (23,546)       707,483        133,256
      43,363        30,484           71,891         10,648           193,340      3,162,285        595,884
     (31,536)     (339,163)         (27,228)       (13,233)          (89,926)    (2,212,151)      (275,665)
      34,075        33,058          (24,141)       190,005        (3,119,232)      (121,919)      (183,340)
------------     ---------       ----------       --------       -----------    -----------     ----------

      45,902      (275,621)          20,522        187,420        (3,015,818)       828,215        136,879
------------     ---------       ----------       --------       -----------    -----------     ----------
      71,238      (261,330)          41,718        240,056        (3,039,364)     1,535,698        270,135
------------     ---------       ----------       --------       -----------    -----------     ----------
$    536,694     $ 664,058       $  847,156       $667,493       $        --    $37,572,742     $5,541,805
============     =========       ==========       ========       ===========    ===========     ==========

MFS VIT Total
Return
Subaccount
-------------
 $17,374,998
     264,290
     843,289

    (812,258)
 -----------

     295,321
   2,037,767
  (1,167,054)
   1,325,165
 -----------

   2,195,878
 -----------
   2,491,199
 -----------
 $19,866,197
 ===========


























Lincoln Life Flexible Premium Variable Life Account R

Notes to financial statements (unaudited)

September 30, 2005


1. Accounting Policies and Variable Account Information
The Variable Account: Lincoln Life Flexible Premium Variable Life Account R (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company or Lincoln Life) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on June 18, 1998, are part of the operations of Lincoln Life. The Variable Account consists of seven products which are listed below.

               -- SVUL I                    -- SVUL IV
               -- SVUL                      -- SVUL/ONE/
               -- SVUL II and SVUL II Elite -- Momentum SVUL/ONE/
               -- SVUL III

The assets of the Variable Account are owned by the Company. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of the Company.

Basis of Presentation: The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts. In the opinion of the management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. These financial statements should be read in conjunction with the most recent audited financial statements and the accompanying notes included in this registration statement.

Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2005.

2. New Investment Funds and Fund Name Changes
During 2005, the Delaware VIPT Capital Reserves Series, the Fidelity VIP Mid Cap Service Class Portfolio, the FTVIPT Templeton Global Income Securities Fund, the Lincoln VIPT Aggressive Profile Fund, the Lincoln VIPT Conservative Profile Fund, the Lincoln VIPT Core Fund, the Lincoln VIPT Growth Fund, the Lincoln VIPT Growth and Income Fund, the Lincoln VIPT Growth Opportunities Fund, the Lincoln VIPT Moderate Profile Fund and the Lincoln VIPT Moderately Aggressive Profile Fund became available as investment options for Variable Account Contract owners. Accordingly, the 2005 statement of operations and statement of changes in net assets for these subaccounts are for the period from the commencement of operations to September 30, 2005.

Also during 2005, the ABVPSF Technology Fund changed its name to the ABVPSF Global Technology Fund, the ABVPSF Premier Growth Fund changed its name to the ABVPSF Large Cap Growth Fund, the ABVPSF Small Cap Value Fund changed its name to the ABVPSF Small/Mid Cap Value Fund and the FTVIPT Franklin Small Cap Fund changed its name to the FTVIPT Franklin Small-Mid Cap Growth Securities Fund.

3. Fund Closing
During 2005, the Scudder VIT EAFE Equity Index Fund ceased to be available as an investment option to Variable Account Contract owners.

Lincoln Life Flexible Premium Variable Life Account R

4. Financial Highlights


A summary of the fee rates, unit values, units outstanding and net assets for variable annuity contracts as of and for the nine months ended September 30, 2005 follows. The fee rates below represent annualized contract expenses of the separate account, consisting primarily of mortality and expense guarantee charges.

                                                   Minimum Maximum Minimum  Maximum
                                      Commencement Fee     Fee     Unit     Unit     Units
Subaccount                       Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets
--------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation
                                 2005               0.80%   0.80%   $11.36   $11.36     113,149    $ 1,285,742
AIM V.I. Diversified Income
                                 2005               0.80%   0.80%    11.59    11.59      75,741        877,489
AIM V.I. Growth
                                 2005               0.80%   0.80%     4.80    13.26   2,150,639     12,699,809
AIM V.I. International Growth
                                 2005               0.80%   0.80%     8.80    15.90     407,829      4,125,233
AIM V.I. Premier Equity
                                 2005               0.80%   0.80%     6.42    12.17   1,872,100     14,090,754
ABVPSF Global Technology Class A
                                 2005               0.60%   0.80%     9.91    12.91      68,044        737,739
ABVPSF Growth and Income Class A
                                 2005               0.60%   0.80%    11.24    13.65     489,480      5,853,411
ABVPSF Large Cap Growth Class A
                                 2005               0.60%   0.80%    10.75    12.60      75,617        879,901
ABVPSF Small/Mid Cap Value Class A
                                 2005               0.60%   0.80%    11.96    17.59     247,613      4,110,989
American Century VP Inflation Protection
                                 2005               0.60%   0.80%    10.53    10.80     215,608      2,308,708
American Funds Global Growth Class 2
                                 2005               0.60%   0.80%    12.26    12.47     150,917      1,864,036
American Funds Global Small Capitalization Class 2
                                 2005               0.60%   0.80%    11.51    20.50     495,842      6,292,446
American Funds Growth Class 2
                                 2005               0.60%   0.80%     9.25    15.87   3,881,322     39,365,132
American Funds Growth-Income Class 2
                                 2005               0.60%   0.80%    11.21    13.81   2,266,679     28,746,217
American Funds International Class 2
                                 2005               0.60%   0.80%    13.07    17.08     612,466      9,297,490
Baron Capital Asset
                                 2005               0.80%   0.80%    14.02    16.35     333,045      4,922,227
Delaware VIPT Diversified Income
                                 2005               0.60%   0.80%    10.70    10.92     195,515      2,113,042
Delaware VIPT Emerging Markets
                                 2005               0.60%   0.80%    15.76    27.53     274,999      6,485,077
Delaware VIPT High Yield
                                 2005               0.60%   0.80%    11.17    16.24     514,418      6,870,878
Delaware VIPT REIT
                                 2005               0.60%   0.80%    13.03    24.62     437,665      9,568,166
Delaware VIPT Small Cap Value
                                 2005               0.60%   0.80%    12.77    22.04   1,041,130     21,249,374
Delaware VIPT Trend
                                 2005               0.60%   0.80%     8.12    17.05   1,107,276     11,549,519
Delaware VIPT U.S. Growth
                                 2005               0.60%   0.80%    10.55    12.63      20,571        230,945
Delaware VIPT Value
                                 2005               0.60%   0.80%    11.75    13.95     381,612      4,835,681
Fidelity VIP Asset Manager
                                 2005               0.80%   0.80%    11.87    11.87      57,869        686,825
Fidelity VIP Contrafund Service Class
                                 2005               0.60%   0.80%    11.80    15.47   1,598,404     20,278,276
Fidelity VIP Equity-Income
                                 2005               0.80%   0.80%    13.18    13.18     275,306      3,628,349
Fidelity VIP Equity-Income Service Class
                                 2005               0.60%   0.80%    11.28    13.62     195,014      2,481,091

Lincoln Life Flexible Premium Variable Life Account R

                                                Minimum Maximum Minimum  Maximum
                               Commencement     Fee     Fee     Unit     Unit     Units
Subaccount           Year      Date(1)          Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets
----------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Service Class
                     2005                        0.60%   0.80%   $ 6.59   $12.49     894,212     6,308,115
Fidelity VIP Growth Opportunities Service Class
                     2005                        0.80%   0.80%     7.63     7.87     173,212     1,344,585
Fidelity VIP High Income Service Class
                     2005                        0.80%   0.80%     9.99     9.99     246,284     2,459,617
Fidelity VIP Investment Grade Bond
                     2005                        0.80%   0.80%    14.60    14.60     199,481     2,912,136
Fidelity VIP Mid Cap Service Class
                     2005        6/8/2005        0.60%   0.80%    11.72    11.73       3,863        45,304
Fidelity VIP Overseas Service Class
                     2005                        0.60%   0.80%    12.83    15.45     102,236     1,489,299
FTVIPT Franklin Small-Mid Cap Growth Securities
                     2005                        0.60%   0.80%    11.56    14.89     179,632     2,329,941
FTVIPT Templeton Foreign Securities
                     2005                        0.80%   0.80%    12.85    12.85     255,346     3,280,038
FTVIPT Templeton Foreign Securities Class 2
                     2005                        0.80%   0.80%    11.39    12.13     388,285     4,502,604
FTVIPT Templeton Global Asset Allocation
                     2005                        0.80%   0.80%    15.66    15.66     135,899     2,128,187
FTVIPT Templeton Global Income Securities
                     2005        7/8/2005        0.80%   0.80%     9.87     9.87       2,699        26,649
FTVIPT Templeton Growth Securities
                     2005                        0.60%   0.80%    12.16    16.22     329,736     4,832,155
FTVIPT Templeton Growth Securities Class 2
                     2005                        0.80%   0.80%    13.30    15.54     172,293     2,461,936
Janus Aspen Series Balanced
                     2005                        0.80%   0.80%    10.70    12.21     836,122     9,576,028
Janus Aspen Series Balanced Service Shares
                     2005                        0.60%   0.80%    11.20    12.21     110,291     1,319,412
Janus Aspen Series Global Technology Service Shares
                     2005                        0.80%   0.80%     3.73     3.73     337,331     1,258,201
Janus Aspen Series Mid Cap Growth Service Shares
                     2005                        0.60%   0.80%    12.52    16.23      99,875     1,413,500
Janus Aspen Series Worldwide Growth
                     2005                        0.80%   0.80%     5.93     9.31   1,094,271     7,485,664
Janus Aspen Series Worldwide Growth Service Shares
                     2005                        0.80%   0.80%    10.18    11.62     167,255     1,797,908
Lincoln VIPT Aggressive Growth
                     2005                        0.60%   0.80%    11.76    14.17       2,891        36,367
Lincoln VIPT Bond
                     2005                        0.60%   0.80%    10.52    14.52   2,073,048    28,489,254
Lincoln VIPT Capital Appreciation
                     2005                        0.60%   0.80%     5.92    12.68     316,785     2,131,167
Lincoln VIPT Conservative Profile
                     2005       9/16/2005        0.60%   0.60%    10.46    10.46       6,557        68,575
Lincoln VIPT Equity-Income
                     2005                        0.60%   0.80%    12.07    12.28     285,721     3,490,099
Lincoln VIPT Global Asset Allocation
                     2005                        0.60%   0.80%    10.77    13.27      95,208     1,062,029
Lincoln VIPT Growth and Income
                     2005        8/5/2005        0.60%   0.60%    10.62    10.62       2,556        27,152
Lincoln VIPT International
                     2005                        0.60%   0.80%    12.83    17.12     417,428     6,535,484
Lincoln VIPT Moderately Aggressive Profile
                     2005       8/15/2005        0.80%   0.80%    10.83    10.83      15,840       171,525
Lincoln VIPT Money Market
                     2005                        0.60%   0.80%    10.14    11.75   1,846,639    20,127,475
Lincoln VIPT Social Awareness
                     2005                        0.60%   0.80%     9.84    14.86      48,409       534,745
M Fund Brandes International Equity
                     2005                        0.60%   0.80%    18.71    18.71      66,016     1,138,421

Lincoln Life Flexible Premium Variable Life Account R

                                                     Minimum Maximum Minimum  Maximum
                                        Commencement Fee     Fee     Unit     Unit     Units
Subaccount                         Year Date(1)      Rate(2) Rate(2) Value(3) Value(3) Outstanding   Net Assets
---------------------------------------------------------------------------------------------------------------
M Fund Business Opportunity Value
                                   2005  3/17/2005    0.60%   0.60%   $11.97   $11.97         682         8,159
M Fund Frontier Capital Appreciation
                                   2005               0.60%   0.80%    17.12    17.12      34,893       571,394
M Fund Turner Core Growth
                                   2005               0.60%   0.80%    15.09    15.09      21,000       315,209
MFS VIT Capital Opportunities
                                   2005               0.60%   0.80%    10.44    12.84      52,174       598,375
MFS VIT Emerging Growth
                                   2005               0.60%   0.80%     5.25    13.74     910,469     6,457,225
MFS VIT Total Return
                                   2005               0.60%   0.80%    11.12    14.79   1,448,501    19,866,197
MFS VIT Utilities
                                   2005               0.60%   0.80%    12.00    21.09     708,673     9,979,574
NB AMT Mid-Cap Growth
                                   2005               0.60%   0.80%     7.15    14.76     978,014     8,247,771
NB AMT Partners
                                   2005               0.80%   0.80%    12.60    13.48     164,435     2,167,573
NB AMT Regency
                                   2005               0.60%   0.80%    12.81    16.81     267,563     4,305,299
PIMCO VIT OPCAP Global Equity
                                   2005               0.80%   0.80%    13.63    13.63      39,363       536,694
PIMCO VIT OPCAP Managed
                                   2005               0.80%   0.80%    11.76    11.76      56,488       664,058
Putnam VT Growth & Income Class IB
                                   2005               0.80%   0.80%    11.69    13.34      72,011       847,156
Putnam VT Health Sciences Class IB
                                   2005               0.80%   0.80%    10.90    13.04      59,166       667,493
Scudder VIT Equity 500 Index
                                   2005               0.60%   0.80%     8.60    13.20   3,830,089    37,572,742
Scudder VIT Small Cap Index
                                   2005               0.60%   0.80%    12.14    16.66     403,222     5,541,805

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted.
(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.
(3) As the unit value is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

                  The Lincoln National Life Insurance Company

The Lincoln National Life Insurance Company

Consolidated Balance Sheets

                                                                       September 30, December 31,
                                                                           2005          2004
                                                                       ------------- ------------
                                                                             (000s omitted)
                                                                       --------------------------
                                                                        (Unaudited)
ASSETS
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity (cost: 2005 -- $31,873,065; 2004 -- $31,514,767)    $ 33,057,266  $ 33,331,468
-----------------------------------------------------------------------
    Equity (cost: 2005 -- $100,546; 2004 -- $101,173)                       107,858       113,678
-----------------------------------------------------------------------
  Trading securities                                                      3,021,563     2,942,495
-----------------------------------------------------------------------
  Mortgage loans on real estate                                           3,695,113     3,855,110
-----------------------------------------------------------------------
  Real estate                                                               196,361       191,108
-----------------------------------------------------------------------
  Policy loans                                                            1,851,508     1,864,727
-----------------------------------------------------------------------
  Derivative investments                                                     44,567        52,663
-----------------------------------------------------------------------
  Other investments                                                         392,769       369,103
-------------------------------------------------------------------    ------------  ------------
Total Investments                                                        42,367,005    42,720,352
-----------------------------------------------------------------------
Cash and invested cash                                                    1,221,935     1,237,704
-----------------------------------------------------------------------
Property and equipment                                                      124,471       142,284
-----------------------------------------------------------------------
Deferred acquisition costs                                                3,410,306     2,854,067
-----------------------------------------------------------------------
Premiums and fees receivable                                                277,630       243,289
-----------------------------------------------------------------------
Accrued investment income                                                   529,714       495,532
-----------------------------------------------------------------------
Assets held in separate accounts                                         53,631,605    48,018,358
-----------------------------------------------------------------------
Amounts recoverable from reinsurers                                       7,157,782     7,055,970
-----------------------------------------------------------------------
Goodwill                                                                    919,172       919,172
-----------------------------------------------------------------------
Other intangible assets                                                     757,915       819,076
-----------------------------------------------------------------------
Other assets                                                                912,232       801,946
-------------------------------------------------------------------    ------------  ------------
Total Assets                                                           $111,309,767  $105,307,750
-------------------------------------------------------------------    ============  ============
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Insurance and investment contract liabilities:
  Insurance policy and claim reserves                                  $ 23,002,584  $ 22,461,322
-----------------------------------------------------------------------
  Contractholder funds                                                   22,847,865    23,126,638
-------------------------------------------------------------------    ------------  ------------
Total Insurance and Investment Contract Liabilities                      45,850,449    45,587,960
-----------------------------------------------------------------------
Liabilities related to separate accounts                                 53,631,605    48,018,358
-----------------------------------------------------------------------
Short-term debt                                                              42,173        32,072
-----------------------------------------------------------------------
Long-term debt                                                            1,250,000     1,297,182
-----------------------------------------------------------------------
Federal income taxes                                                        102,240       149,638
-----------------------------------------------------------------------
Reinsurance related derivative liability                                    300,854       351,974
-----------------------------------------------------------------------
Funds withheld reinsurance liabilities                                    1,720,146     1,580,217
-----------------------------------------------------------------------
Other liabilities                                                         2,276,842     2,186,576
-----------------------------------------------------------------------
Deferred gain on indemnity reinsurance                                      854,121       911,437
-------------------------------------------------------------------    ------------  ------------
Total Liabilities                                                       106,028,430   100,115,414
-----------------------------------------------------------------------
-------------------------------------------------------------------    ============  ============
Shareholder's Equity:
Common stock -- $2.50 par value,
 authorized, issued, and outstanding shares -- 10 million
 (owned by Lincoln National Corporation)                                     25,000        25,000
-------------------------------------------------------------------
Retained earnings                                                         4,732,934     4,385,155
-----------------------------------------------------------------------
Accumulated Other Comprehensive Income:
  Net unrealized gain on securities available-for-sale                      527,245       781,157
-----------------------------------------------------------------------
  Net unrealized gain on derivative instruments                               9,119        13,985
-----------------------------------------------------------------------
  Minimum pension liability adjustment                                      (12,961)      (12,961)
-------------------------------------------------------------------    ------------  ------------
Total Accumulated Other Comprehensive Income                                523,403       782,181
-------------------------------------------------------------------    ------------  ------------
Total Shareholder's Equity                                                5,281,337     5,192,336
-------------------------------------------------------------------    ------------  ------------
Total Liabilities and Shareholder's Equity                             $111,309,767  $105,307,750
-------------------------------------------------------------------    ============  ============

See notes to consolidated financial statements.

The Lincoln National Life Insurance Company

Consolidated Statements of Income

                                                                     Periods Ended September 30,
                                                                 Three Months            Nine Months
                                                            ---------------------  ----------------------
                                                               2005       2004        2005        2004
                                                            ---------- ----------  ----------  ----------
                                                                            (000s omitted)
                                                            ---------------------------------------------
                                                                 (Unaudited)
Revenue:
Insurance premiums                                          $   37,175 $   35,950  $   97,311  $  132,509
------------------------------------------------------------
Insurance fees                                                 407,857    355,052   1,180,733   1,059,065
------------------------------------------------------------
Net investment income                                          642,491    642,181   1,949,455   1,948,583
------------------------------------------------------------
Realized gain (loss) on investments                              4,839    (33,230)     (7,817)    (49,748)
------------------------------------------------------------
Amortization of deferred gain on indemnity reinsurance          19,105     32,130      57,315      68,136
------------------------------------------------------------
Other revenue and fees                                          81,760     69,626     237,527     215,378
----------------------------------------------------------- ---------- ----------  ----------  ----------
Total Revenue                                                1,193,227  1,101,709   3,514,524   3,373,923
----------------------------------------------------------- ---------- ----------  ----------  ----------
Benefits and Expenses:
Benefits                                                       569,808    538,115   1,649,931   1,625,820
------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses        351,088    381,655   1,151,916   1,114,330
------------------------------------------------------------
Interest and debt expense                                       19,870     19,719      59,437      59,009
----------------------------------------------------------- ---------- ----------  ----------  ----------
Total Benefits and Expenses                                    940,766    939,489   2,861,284   2,799,159
----------------------------------------------------------- ---------- ----------  ----------  ----------
Income before Federal Income Taxes and Cumulative Effect of
  Accounting Change                                            252,461    162,220     653,240     574,764
------------------------------------------------------------
Federal income taxes                                            68,802     37,717     170,252     144,914
----------------------------------------------------------- ---------- ----------  ----------  ----------
Income before Cumulative Effect of Accounting Change           183,659    124,503     482,988     429,850
------------------------------------------------------------
Cumulative Effect of Accounting Change
  (net of Federal Income Taxes)                                     --         --          --     (25,647)
----------------------------------------------------------- ---------- ----------  ----------  ----------
Net Income                                                  $  183,659 $  124,503  $  482,988  $  404,203
----------------------------------------------------------- ========== ==========  ==========  ==========

See notes to consolidated financial statements.

The Lincoln National Life Insurance Company

Consolidated Statements of Shareholder's Equity

                                                                Nine Months Ended
                                                                  September 30,
                                                                2005        2004
                                                             ----------  ----------
                                                                 (000s omitted)
                                                             ----------------------
                                                                   (Unaudited)
Common Stock:
Balance at beginning and end of period                       $   25,000  $   25,000
-------------------------------------------------------------

Retained Earnings:
Balance at beginning-of-year                                  4,385,155   3,856,029
-------------------------------------------------------------
Comprehensive income                                            224,210     389,080
-------------------------------------------------------------
Less other comprehensive income (loss):
 Net unrealized gain (loss) on securities available-for-sale   (253,912)    (10,687)
-------------------------------------------------------------
 Net unrealized loss on derivative instruments                   (4,866)     (4,436)
------------------------------------------------------------ ----------  ----------
Net Income                                                      482,988     404,203
-------------------------------------------------------------
Capital contributions for LNC stock compensation plans           14,791      15,998
-------------------------------------------------------------
Dividends declared                                             (150,000)   (150,000)
------------------------------------------------------------ ----------  ----------
Balance at September 30                                       4,732,934   4,126,230
------------------------------------------------------------ ----------  ----------

Net Unrealized Gain on Securities Available-for-Sale:
Balance at beginning-of-year                                    781,157  $  757,970
-------------------------------------------------------------
Change during the period                                       (253,912)    (10,687)
------------------------------------------------------------ ----------  ----------
Balance at September 30                                         527,245     747,283
------------------------------------------------------------ ----------  ----------

Net Unrealized Gain on Derivative Instruments:
Balance at beginning-of-year                                     13,985      24,272
-------------------------------------------------------------
Change during the period                                         (4,866)     (4,436)
------------------------------------------------------------ ----------  ----------
Balance at September 30                                           9,119      19,836
------------------------------------------------------------ ----------  ----------

Minimum Pension Liability Adjustment:
Balance at beginning and end of period                          (12,961)     (9,279)
------------------------------------------------------------ ----------  ----------
Total Shareholder's Equity at September 30                   $5,281,337  $4,909,070
------------------------------------------------------------ ==========  ==========

See notes to consolidated financial statements.

The Lincoln National Life Insurance Company

Consolidated Statements of Cash Flows

                                                                                      Nine Months Ended
                                                                                        September 30,
                                                                                     2005          2004
                                                                                  -----------  -----------
                                                                                       (000s omitted)
                                                                                  ------------------------
                                                                                  (Unaudited)
Cash Flows from Operating Activities:
Net income                                                                        $   482,988  $   404,203
----------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash provided by operating activities:
 Deferred acquisition costs                                                          (367,647)    (320,066)
----------------------------------------------------------------------------------
 Premiums and fees receivable                                                         (34,341)      77,140
----------------------------------------------------------------------------------
 Accrued investment income                                                            (34,182)     (43,125)
----------------------------------------------------------------------------------
 Policy liabilities and accruals                                                      (19,006)    (740,471)
----------------------------------------------------------------------------------
 Contractholder funds                                                                 252,781      663,858
----------------------------------------------------------------------------------
 Net trading securities purchases, sales and maturities                               (95,582)    (154,984)
----------------------------------------------------------------------------------
 Cumulative effect of accounting change                                                    --       39,457
----------------------------------------------------------------------------------
 Amounts recoverable from reinsurers                                                 (101,812)     457,466
----------------------------------------------------------------------------------
 Federal income taxes                                                                 100,269       81,377
----------------------------------------------------------------------------------
 Stock-based compensation expense                                                      12,862       13,589
----------------------------------------------------------------------------------
 Provisions for depreciation                                                           49,685       34,380
----------------------------------------------------------------------------------
 Amortization of other intangible assets                                               61,162       83,565
----------------------------------------------------------------------------------
 Amortization of deferred gain                                                        (57,315)     (68,136)
----------------------------------------------------------------------------------
 Realized loss on investments                                                           7,817       49,748
----------------------------------------------------------------------------------
 Other                                                                                196,089     (185,085)
--------------------------------------------------------------------------------- -----------  -----------
Net Adjustments                                                                       (29,220)     (11,287)
--------------------------------------------------------------------------------- -----------  -----------
Net Cash Provided by Operating Activities                                             453,768      392,916
--------------------------------------------------------------------------------- -----------  -----------

Cash Flows from Investing Activities:
Securities-available-for-sale:
 Purchases                                                                         (4,016,557)  (6,945,372)
----------------------------------------------------------------------------------
 Sales                                                                              1,977,245    3,667,102
----------------------------------------------------------------------------------
 Maturities                                                                         1,799,401    1,851,601
----------------------------------------------------------------------------------
Purchase of other investments                                                        (697,093)    (649,807)
----------------------------------------------------------------------------------
Sale or maturity of other investments                                                 836,762    1,022,780
----------------------------------------------------------------------------------
Increase in cash collateral on loaned securities                                       89,346      181,952
----------------------------------------------------------------------------------
Proceeds from sale of subsidiary/business                                                  --       18,926
----------------------------------------------------------------------------------
Other                                                                                (115,211)     187,160
--------------------------------------------------------------------------------- -----------  -----------
Net Cash Used in Investing Activities                                                (126,107)    (665,658)
--------------------------------------------------------------------------------- -----------  -----------

Cash Flows from Financing Activities:
Net decrease in short-term debt                                                        10,101       13,394
----------------------------------------------------------------------------------
Universal life and investment contract deposits                                     3,413,077    3,673,040
----------------------------------------------------------------------------------
Universal life and investment contract withdrawals                                 (2,712,913)  (2,505,166)
----------------------------------------------------------------------------------
Investment contract transfers                                                      (1,043,624)    (926,780)
----------------------------------------------------------------------------------
Increase in funds withheld liability                                                  139,929       65,859
----------------------------------------------------------------------------------
Dividends paid to shareholder                                                        (150,000)    (150,000)
--------------------------------------------------------------------------------- -----------  -----------
Net Cash Provided by (Used in) Financing Activities                                  (343,430)     170,347
--------------------------------------------------------------------------------- -----------  -----------
Net Decrease in Cash and Invested Cash                                                (15,769)    (102,395)
----------------------------------------------------------------------------------
Cash and Invested Cash at Beginning-of-Year                                         1,237,704    1,442,772
--------------------------------------------------------------------------------- -----------  -----------
Cash and Invested Cash at September 30,                                           $ 1,221,935  $ 1,340,377
--------------------------------------------------------------------------------- ===========  ===========

See notes to consolidated financial statements.

Lincoln National Life Insurance Company

Notes to Consolidated Financial Statements (Unaudited)

--------------------------------------------------------------------------------
1. Basis of Presentation

The accompanying consolidated financial statements include The Lincoln National Life Insurance Company ("the Company" which also may be referred to as "we" or "us") and its majority-owned subsidiaries (collectively "LNL"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories. Operations are divided into two business segments: Lincoln Retirement and Life Insurance. These unaudited consolidated statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. These financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2004, which are incorporated by reference into the Forms N-6 containing these financial statements ("Audited Financial Statements").

Operating results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005.

--------------------------------------------------------------------------------
2. Change in Accounting Principle and New Accounting Pronouncements


SFAS No. 123(r) -- Accounting for Share-Based Payment

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(r)"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123(r) requires recognition in the income statement of all share-based payments to employees based on their fair values. We had previously adopted the retroactive restatement method under SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

We currently use the Black-Scholes formula to estimate the value of stock options granted to employees. We are evaluating the use of other acceptable option valuation models upon the required adoption of SFAS 123(r). SFAS 123(r) also requires the reporting of the benefits of tax deductions in excess of recognized compensation as financing cash flow rather than as an operating cash flow. In April 2005, the Securities and Exchange Commission ("SEC") deferred required implementation to January 1, 2006. We do not expect adoption of SFAS 123(r) to have a material effect on our results of operations, operating cash flows or financial position.

EITF 03-1 -- The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required the accrual of income on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. The application of EITF 03-1 was to be effective for reporting periods beginning after June 15, 2004.

In September 2004, the FASB directed the FASB staff to issue further guidance on this topic in FASB Staff Position ("FSP") EITF No. 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1" ("FSP EITF 03-1-a"). On September 30, 2004, the FASB delayed the effective date of the accounting and measurement provisions of EITF 03-1 in order to consider the further guidance included in FSP EITF 03-1-a. However, the disclosure requirements and the definition of other-than-temporary impairment ("OTTI") included in EITF 03-1 were not delayed, and accordingly we made the appropriate disclosures and utilized the definition of OTTI to evaluate all securities within the scope of EITF 03-1.

In November 2005, the FASB issued proposed FSP EITF 03-1-a, but retitled as FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS 115-1"). The guidance in FSP FAS 115-1 nullifies the accounting and measurement provisions of EITF 03-1, references existing OTTI guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP FAS 115-1 will be applied prospectively and is effective for reporting periods beginning after December 15, 2005. Our existing policies for recognizing an OTTI are consistent with the guidance in FSP FAS 115-1, therefore we do not expect the adoption of FSP FAS 115-1 to have an effect on our consolidated financial condition or results of operations

Statement of Position 03-1

Effective January 1, 2004, we implemented the provisions of American Institute of Certified Public Accountants ("AICPA") Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

Lincoln National Life Insurance Company

2. Change in Accounting Principle and New Accounting Pronouncements (continued)


Guaranteed Minimum Death Benefit Reserves
Although there was no method prescribed under GAAP for guaranteed minimum death benefit ("GMDB") reserving until the issuance of the SOP, our Lincoln Retirement segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46.4 million. Adoption of the GMDB reserving methodology under the SOP resulted in a decrease to reserves of $9.7 million pre-tax. GMDB reserves were $12.3 million and $18.2 million at September 30, 2005 and December 31, 2004, respectively.

Application of the SOP impacts estimated gross profits ("EGPs") used to calculate the amortization of deferred acquisition costs ("DAC"), the present value of acquired blocks of in-force policies ("PVIF"), deferred sales inducements ("DSI"), and the liability for deferred front-end loads ("DFEL"). The benefit ratio approach under the SOP results in the accrual of a portion of future GMDB fees as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under the SOP. Therefore, upon adoption of the SOP in the first quarter of 2004, we reported an unfavorable DAC/PVIF/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43.2 million pre-tax.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of the SOP resulted in a charge to net income for the cumulative effect of accounting change of $35.3 million pre-tax ($22.9 million after-tax) in the first quarter of 2004.

Sales Inducements
LNL's Lincoln Retirement segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. LNL also offers enhanced interest rates to variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under the SOP and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

LNL previously deferred bonus credits as part of the DAC asset and reported the amortization of bonus credits as part of DAC amortization. Upon implementation of the SOP, LNL reclassified bonus credits of $45.2 million from DAC to DSI, which are reported in other assets on the balance sheet. Amortization of the DSI asset is reported as part of benefit expense.

Universal Life Contracts
LNL's Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which the SOP might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves would be necessary with the exception of the MoneyGuard product. MoneyGuard is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. Adoption of the SOP in the first quarter of 2004 resulted in a charge recorded as a cumulative effect of accounting change of $2.7 million after-tax for the extension of benefit feature in MoneyGuard.

Statement of Position 05-1

In September 2005, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or
(c) electing a feature or coverage within a replaced contract. Depending on the classification of the replacement contract and the type of benefit or feature added, SOP 05-1 provides guidance on how to account for the replaced contract's DAC, other deferred balances and the amortization of the deferrals. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We are currently evaluating the potential effects of SOP 05-1 on our consolidated financial condition and results of operations.

--------------------------------------------------------------------------------
3. Federal Income Taxes

The effective tax rate is lower than the prevailing corporate federal income tax rate principally from tax-preferred investment income. LNL earns tax-preferred investment income that does not change proportionately with the overall change in earnings or losses before federal income taxes. LNL and eligible subsidiaries have elected to file consolidated federal and state income tax returns with LNC and certain of LNC's subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, LNL provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that LNL will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
4. Supplemental Financial Data


A rollforward of the balance sheet account, "Deferred Acquisition Costs," is as follows:

                                                       Nine Months
                                                          Ended
                                                      September 30,
                                                     2005      2004
                                                   --------  --------
                                                      (in millions)
                                                   ------------------
          Balance at beginning-of-period.......... $2,854.1  $2,526.5
          Deferral................................    646.0     602.1
          Amortization............................   (278.3)   (282.2)
          Adjustments related to realized gains on
           securities available-for-sale..........    (39.8)    (29.9)
          Adjustments related to unrealized
           (gains) losses on securities
           available-for-sale.....................    228.3     (29.4)
          Cumulative effect of accounting
           change.................................       --     (39.3)
                                                   --------  --------
          Balance at end-of-period................ $3,410.3  $2,747.8
                                                   ========  ========

Realized losses on investments on the Statements of Income for the nine months ended September 30, 2005 and 2004 are net of amounts amortized against deferred acquisition costs of $39.8 million and $29.9 million, respectively. In addition, realized gains and losses for the nine months ended September 30, 2005 and 2004 are net of adjustments made to policyholder reserves of $(1.0) million and $(1.6) million, respectively. LNL has either a contractual obligation or has a consistent historical practice of making allocations of investment gains or losses to certain policyholders.

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                  Three Months        Nine Months
                                      Ended              Ended
                                  September 30,      September 30,
                                  2005     2004     2005      2004
                                -------  -------  --------  --------
                                            (in millions)
                                ------------------------------------
          Commissions.......... $ 206.1  $ 170.2     573.6  $  508.8
          Other volume related
           expenses............   128.3     74.1     352.7     291.0
          Operating and
           administrative
           expenses............   155.0    183.3     435.9     465.9
          Deferred acquisition
           costs net of
           amortization........  (190.5)  (112.6)   (367.7)   (319.9)
          Other intangibles
           amortization........    28.5     41.4      61.2      83.6
          Taxes, licenses and
           fees................    21.0     20.9      68.2      67.0
          Restructuring charges     2.7      4.4      28.0      17.9
                                -------  -------  --------  --------
          Total................ $ 351.1  $ 381.7  $1,151.9  $1,114.3
                                =======  =======  ========  ========

The carrying amount of goodwill by reportable segment was as follows:

                                    September 30, December 31,
                                        2005          2004
                                    ------------- ------------
                                          (in millions)
                                    --------------------------
                 Life Insurance....    $855.1        $855.1
                 Lincoln Retirement      64.1          64.1
                                       ------        ------
                 Total.............    $919.2        $919.2
                                       ======        ======

For intangible assets subject to amortization, the total gross carrying amount and accumulated amortization by segment are as follows:

                                       As of              As of
                                  September 30, 2005 December 31, 2004
                                  ------------------ ----------------
                                            Accumu-            Accumu-
                                   Gross     lated    Gross     lated
                                  Carrying  Amorti-  Carrying  Amorti-
                                   Amount   zation    Amount   zation
                                  --------  -------  --------  -------
                                            (in millions)
                                  -----------------------------------
            Present value of in-
             force:
              Lincoln Retirement. $  225.0   146.7   $  225.0  $132.4
              Life Insurance.....  1,254.2   574.6    1,254.2   527.7
                                  --------   -----   --------  ------
            Total................ $1,479.2   721.3   $1,479.2  $660.1
                                  ========   =====   ========  ======

The aggregate amortization expense for other intangible assets for the three months ended September 30, 2005 and 2004 was $28.5 million and $41.4 million, respectively. The aggregate amortization expense for other intangible assets for the nine months ended September 30, 2005 and 2004 was $61.2 million and $83.6 million, respectively.

Future estimated amortization of other intangible assets is as follows (in millions):

              Remainder of 2005-$18.0 2006-$69.6        2007-$66.6
                           2008-$67.5 2009-$64.3 Thereafter-$471.9

A reconciliation of the present value of insurance business acquired included in other intangible assets is as follows:

                                           September 30, December 31,
                                               2005          2004
                                           ------------- ------------
                                                 (in millions)
                                           -------------------------
           Balance at beginning of period.    $819.1       $ 921.8
           Interest accrued on unamortized
            balance (Interest rates range
            from 5% to 7%)................      33.1          49.9
           Amortization...................     (94.3)       (152.6)
                                              ------       -------
               Balance at end of period...    $757.9       $ 819.1
                                              ======       =======

Lincoln National Life Insurance Company

4. Supplemental Financial Data (continued)


Details underlying the balance sheet caption, "Contractholder Funds," are as follows:

                                        September 30, December 31,
                                            2005          2004
                                        ------------- ------------
                                              (in millions)
                                        --------------------------
              Premium deposit funds....   $21,984.4    $22,267.3
              Undistributed earnings on
               participating business..       123.3        145.3
              Other....................       740.2        714.0
                                          ---------    ---------
              Total....................   $22,847.9    $23,126.6
                                          =========    =========

Net income for the three and nine month periods ended September 30, 2004 includes an increase of $14.0 million pre-tax ($9.1 million after-tax) to the amortization of the deferred gain on indemnity reinsurance resulting from an adjustment to the deferred gain on the reinsurance business sold.

--------------------------------------------------------------------------------
5. Restrictions, Commitments and Contingencies


Statutory Restrictions.

The Company and its insurance subsidiaries are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to LNC. In general, a dividend is not subject to prior approval from the Indiana Insurance Commissioner ("Commissioner") provided LNL's statutory earned surplus is positive and the proposed dividend, plus all other dividends made within the twelve consecutive months prior to the date of the proposed dividend, does not exceed the standard limitation of the greater of 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner, or the insurer's statutory net gain for the previous calendar year. Based upon anticipated on-going positive statutory earnings and favorable credit markets, LNL could pay dividends of up to $293 million in 2005 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, it is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These regulations include reserve requirements, which differ from Indiana's requirements. The New York regulations require LNL to report more reserves to the state of New York. As a result, the level of statutory surplus that LNL reports to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, LNL's ability to pay dividends to LNC could be constrained. However, we do not expect that LNL's ability to pay dividends during 2005 will be constrained as a result of our status in New York.

Marketing and Compliance Issues

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, LNC has received related inquiries including requests for information and/or subpoenas from various authorities including the SEC, NASD, the New York Attorney General and other authorities. LNL is in the process of responding to these inquiries and continues to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. LNL's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect the Company's consolidated financial position.

Other Contingency Matters

LNL and its subsidiaries are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the Company's consolidated results of operations or financial position.

LNL has pursued claims with its liability insurance carriers for reimbursement of certain costs incurred in connection with the settlement of the class action lawsuits alleging fraud in the sale of LNL non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. LNL had previously settled claims against three liability carriers on a favorable basis, and in the second quarter of 2004, settled claims with the remaining carrier on a favorable basis.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a

Lincoln National Life Insurance Company

5. Restrictions, Commitments and Contingencies (continued)

reduction in future premium taxes in some states. LNL has accrued for expected assessments net of estimated future premium tax deductions.

Reinsurance

Our amounts recoverable from reinsurers represents receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Our principal reinsurers are strongly rated companies, with Swiss Re representing the largest exposure. We sold our reinsurance business to Swiss Re primarily through indemnity reinsurance arrangements in 2001. Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from Swiss Re, which totaled $4.1 billion at September 30, 2005, and is included in amounts recoverable from reinsurers. During 2004, Swiss Re funded a trust for $2.0 billion to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our funds withheld and embedded derivative liabilities at September 30, 2005 included $1.7 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Consolidated Balance Sheet in accordance with the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years.

Because the reserves related to the personal accident business are based upon various estimates that are subject to considerable uncertainty, the reserves carried on the Consolidated Balance Sheet at September 30, 2005 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS No.113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS No.113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. No cash would be transferred between Swiss Re and us as a result of these developments.

Guarantees

LNL has guarantees with off-balance-sheet risks whose contractual amounts represent credit exposure. Outstanding guarantees with off-balance sheet risks had contractual values of $4.0 million and $4.6 million at September 30, 2005 and December 31, 2004, respectively.

LNL has sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. LNL has agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default by the borrowers, LNL has recourse to the underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to LNL. These guarantees expire in 2009.

Derivative Instruments

LNL maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. LNL assesses these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of LNL's interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of LNL's foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of LNL's equity market risk management strategy. LNL also uses credit default swaps as part of its credit risk management strategy.

By using derivative instruments, LNL is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes LNL and, therefore, creates a payment risk for LNL. When the fair value of a derivative contract is negative, LNL owes the counterparty and therefore LNL has no payment risk. LNL minimizes the credit (or payment) risk in derivative instruments by entering into transactions with high quality counterparties that are reviewed periodically by LNL. LNL also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement.

Lincoln National Life Insurance Company

5. Restrictions, Commitments and Contingencies (continued)


LNL is required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under the majority of ISDA agreements and as a matter of policy, LNL has agreed to maintain financial strength or claims-paying ratings above S&P BBB and Moody's Baa2. LNL is required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by LNL would be dependent on the market value of the underlying derivative contract. In certain transactions, LNL and the counterparty have entered into a collateral support agreement requiring LNL to post collateral upon significant downgrade. LNL also requires for its own protection minimum rating standards for counterparty credit protection. LNL is required to maintain financial strength or claims-paying ratings above S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. LNL does not believe the inclusion of termination or collateralization events pose any material threat to its liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. LNL manages the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

LNL's derivative instruments are monitored by LNC's risk management committee as part of that committee's oversight of LNL's derivative activities. LNC's derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into LNL's overall risk management strategies.

--------------------------------------------------------------------------------
6. Insurance Benefit Reserves


We issue variable contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of GMDB features and a Guaranteed Minimum Withdrawal Benefit ("GMWB"). The GMDB features generally include those where we contractually guarantee that the contractholder receives (a) a return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or
(c) the highest contract value on any contract anniversary date through age 80 minus any payments or withdrawals following such contract anniversary.

The following table provides information on the GMDB features outstanding at September 30, 2005 and December 31, 2004. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the respective balance sheet dates.

                                          September 30, December 31,
                                              2005          2004
                                            In the Event of Death
                                          -------------------------
                                            (dollars in billions)
                                          -------------------------
            Return of net deposit
              Account value..............     $30.6        $28.4
              Net amount at risk.........       0.1          0.2
              Average attained age of
               contractholders...........        53           52
            Return of net deposits plus a
             minimum return
              Account value..............     $ 0.3        $ 0.3
              Net amount at risk.........        --           --
              Average attained age of
               contractholders...........        66           65
              Guaranteed minimum return..         5%           5%

                                          September 30, December 31,
                                              2005          2004
                                            In the Event of Death
                                          --------------------------
                                            (dollars in billions)
                                          --------------------------
            Highest specified anniversary
             account value minus
             withdrawals post anniversary
              Account value..............     $17.8        $15.6
              Net amount at risk.........       0.4          0.6
              Average attained age of
               contractholders...........        63           62

Approximately $6.9 billion and $4.2 billion of separate account values at September 30, 2005 and December 31, 2004 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" resulting in the guarantees being recognized at fair value, with changes in fair value reported in net income.

LNL cedes all of its GMWB and substantially all of its GMDB risk to LNR Barbados, a wholly-owned subsidiary of LNC. LNL paid premiums of $76.5 million and $68.3 million in the nine months ended September 30, 2005 and 2004, respectively, related to this reinsurance agreement. These reinsurance premiums reflect as an offset in insurance premiums in the Consolidated Statement of Income.

Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
7. Segment Information


LNL has two business segments: Lincoln Retirement and Life Insurance.

The following tables show financial data by segment:

                                  Three Months         Nine Months
                                      Ended               Ended
                                  September 30,       September 30,
                                 2005      2004      2005      2004
                               --------  --------  --------  --------
                                            (in millions)
                               --------------------------------------
          Revenue:
          Segment Operating
           Revenues:
            Lincoln
             Retirement....... $  543.3  $  506.9  $1,600.8  $1,549.6
            Life Insurance....    490.5     480.6   1,468.3   1,447.6
          Other Operations....    287.9     197.4     838.2     646.3
          Consolidating
           Adjustments........   (133.6)    (50.3)   (386.0)   (220.8)
          Net realized
           investment
           results............      4.8     (33.2)     (7.8)    (49.8)
          Reserve development,
           net of related
           amortization on
           business sold
           through
           reinsurance........      0.3       0.3       1.0       1.0
                               --------  --------  --------  --------
              Total........... $1,193.2  $1,101.7  $3,514.5  $3,373.9
                               ========  ========  ========  ========

                                       Three Months     Nine Months
                                           Ended           Ended
                                       September 30,   September 30,
                                       2005    2004    2005    2004
                                      ------  ------  ------  ------
                                               (in millions)
                                      ------------------------------
          Net Income
          Segment Income from
           Operations:
            Lincoln Retirement....... $118.6  $ 91.8  $314.9  $288.9
            Life Insurance...........   74.7    55.2   217.4   205.6
          Other operations...........  (11.1)    1.8   (26.6)  (21.3)
          Other Items................   (1.8)   (2.9)  (18.2)  (11.6)
          Net realized investment
           results...................    3.1   (21.6)   (5.1)  (32.4)
          Reserve development, net of
           related amortization on
           business sold through
           reinsurance...............    0.2     0.2     0.6     0.6
            Income before cumulative
             effect of accounting
             change..................  183.7   124.5   483.0   429.8
          Cumulative effect of
           accounting change.........     --      --      --   (25.6)
                                      ------  ------  ------  ------
          Net Income................. $183.7  $124.5  $483.0  $404.2
                                      ======  ======  ======  ======

--------------------------------------------------------------------------------
8. Pension and Postretirement Benefit Plans


Components of Net Periodic Pension Cost -- U.S. Plans

The components of net defined benefit pension plan and post-retirement benefit plan expense are as follows:

                                                          Other Post-
                                              Pension     retirement
                                             Benefits     Benefits
                                           ------------   -----------
                                           For the three months ended
                                                September 30,
                                            2005    2004  2005  2004
                                           -----   -----  ----  ----
             (in millions)
             Service cost................. $ 4.7   $ 4.3  $0.4  $0.4
             Interest cost................   7.2     7.1   1.2   1.1
             Expected return on plan
              assets......................  (9.7)   (8.8)   --    --
             Amortization of prior service
              cost........................  (0.4)   (0.5)   --    --
             Recognized net actuarial
              losses......................   0.3      --   0.2    --
                                           -----   -----  ----  ----
             Net periodic benefit expense. $ 2.1   $ 2.1  $1.8  $1.5
                                           =====   =====  ====  ====

                                                          Other Post-
                                              Pension     retirement
                                             Benefits     Benefits
                                          --------------  -----------
                                          For the nine months ended
                                                September 30,
                                           2005    2004   2005  2004
                                          ------  ------  ----  ----
            (in millions)
            Service cost................. $ 13.9  $ 12.9  $1.3  $1.3
            Interest cost................   21.6    21.4   3.6   3.4
            Expected return on plan
             assets......................  (28.9)  (26.4)   --    --
            Amortization of prior service
             cost........................   (1.4)   (1.6)   --    --
            Recognized net actuarial
             losses......................    0.9    (0.7)  0.5   0.1
                                          ------  ------  ----  ----
            Net periodic benefit expense. $  6.1  $  5.6  $5.4  $4.8
                                          ======  ======  ====  ====

Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
9. Restructuring Charges


All restructuring charges recorded by LNL are included in underwriting, acquisition, insurance and other expenses on the Consolidated Statements of Income in the period incurred.

2005 Restructuring Plan
During May 2005, Lincoln Financial Advisors implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during the first nine months of 2005 were $6.6 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $3.8 million and rent on abandoned office space of $2.8 million. The remaining reserves totaled $3.1 million at September 30, 2005. The plan is expected to be completed by the third quarter of 2006, except for lease payments on vacated space which run through 2008.

2003 Restructuring Plans
In January 2003, the Life Insurance segment announced that it was realigning its operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning the segment for future growth. In February 2003, Lincoln Retirement announced plans to consolidate its fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, LNL announced that it was combining its retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. The realigned organization has significantly reduced operating expenses while positioning LNL for future growth. In August 2003, LNL announced additional realignment activities, which impact all of LNL's operations.

The following table provides information about the 2003 restructuring plans.

                                                                       Life Insurance Fixed Annuity   Realignment
                                                                        Realignment   Consolidation   June/August
                                                                        January 2003  February 2003      2003       Total
                                                                                      (in millions pre-tax)
                                                                       ---------------------------------------------------
Total expected charges, net of reversals, as of September 30, 2005.... $         25.7 $          4.8 $         85.3 $115.8
                                                                       -------------- -------------- -------------- ------
Incurred through 2004
  Employee severance and termination benefits......................... $          7.0 $          1.9 $         28.8 $ 37.7
  Write-off of impaired assets........................................            1.9             --            2.6    4.5
Other Costs:
  Rent on abandoned office space......................................            6.1            2.2            5.0   13.3
  Other...............................................................            7.4            0.2            1.9    9.5
                                                                       -------------- -------------- -------------- ------
Total restructuring charges (pre-tax) through 2004....................           22.4            4.3           38.3   65.0
Expended through 2004.................................................           21.6            3.9           34.3   59.8
                                                                       -------------- -------------- -------------- ------
Reversed through 2004.................................................             --             --            1.4    1.4
                                                                       -------------- -------------- -------------- ------
Restructuring reserve at December 31, 2004............................ $          0.8 $          0.4 $          2.6 $  3.8
                                                                       -------------- -------------- -------------- ------
Restructuring charges in the first nine months of 2005:
Employee severance and termination benefits........................... $           --             --            1.0    1.0
Write-off of impaired assets..........................................             --             --           16.5   16.5
Other Costs:
  Rent on abandoned office space......................................             --             --            0.8    0.8
  Other...............................................................            1.4             --            1.6    3.0
                                                                       -------------- -------------- -------------- ------
Total restructuring charges in the first nine months of 2005 (pre-tax)            1.4             --           19.9   21.3
Amounts expended or written off in the First nine months of 2005......            1.4             --           22.0   23.4
                                                                       -------------- -------------- -------------- ------
Restructuring reserve at September 30, 2005........................... $          0.8 $          0.4 $          0.5 $  1.7
                                                                       ============== ============== ============== ======
Additional amounts expended that do not qualify as restructuring
 charges.............................................................. $          2.0            0.5           19.7   22.2
Expense savings realized in 2004...................................... $         20.0 $          6.4 $         62.0 $ 88.4
Total expected annual expense savings (pre-tax)....................... $         20.0 $          6.4 $         87.0 $113.4
Expected completion date..............................................  4/th/ Quarter  4/th/ Quarter  4/th/ Quarter
                                                                                 2005           2005           2005

Pre-tax restructuring charges for the June/August realignment activities for the nine months ended September 30, 2005 were reported in the following segments: Retirement ($16.3 million), Life Insurance ($3.2 million), and Other Operations ($0.4 million).

Pre-tax restructuring charges, for the June/August realignment activities for the nine months ended September 30, 2004 were reported in the following segments: Retirement ($6.1 million), Life Insurance ($0.6 million), and Other Operations ($7.5 million).

Lincoln National Life Insurance Company

--------------------------------------------------------------------------------
10. Subsequent Events

On October 9, 2005, LNC entered into an agreement to merge with Jefferson-Pilot Corporation. Jefferson-Pilot, through its subsidiaries, offers full lines of individual and group life insurance products, annuity and investment products, and it operates television and radio stations.

                           PART C -- OTHER INFORMATION

Item 27.

                                    EXHIBITS

        (1) Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account./(1)/

        (2)     N/A

        (3)     (a)     Selling Agreement between The Lincoln National Life
                        Insurance Company and Lincoln Financial Advisors
                        Corp./(5)/ and an amendment dated August 1, 2001/(7)/

                (b)     Commission Schedule for Variable Life Policies./(3)/


        (4)     (a)     Form of Policy LN657, including Optional Methods of
                        Settlement -- LR650/(12)/



                (b) Proposed Form of Surrender Value Enhancement Rider -- LR537(14)


                (c)     Estate Tax Repeal Rider -- Policy Form LR511/(6)/


                (d)     Form of No-Lapse Enhancement Rider -- LR657/(12)/

                (e)     Form of Supplemental Term Insurance
                        Rider -- Policy Form LR520/(13)/

        (5)     (a)     Application Forms -- B35/B36/(12)/

                (b)     Addendum to Application -- Policy Form B30/(12)/


        (6)     (a)     Articles of Incorporation of The Lincoln National Life
                        Insurance Company./(4)/

                (b)     Bylaws of The Lincoln National Life Insurance
                        Company./(4)/


        (7)     Form of Reinsurance Contracts /(8)/


        (8) Fund Participation Agreements, and amendments thereto, between The Lincoln National Life Insurance Company and:


                (a)     AllianceBernstein Variable Products Series Fund,
                        Inc./(9)/

                (b)     American Century Variable Portfolios, Inc./(9)/

                (c)     American Funds Insurance Series/(9)/

                (d)     Delaware VIP Trust/(9)/

                (e)     Fidelity Variable Insurance Products/(9)/

                (f)     Franklin Templeton Variable Insurance Products
                        Trust/(9)/

                (g)     Lincoln Variable Insurance Products Trust/(9)/

                (h)     MFS Variable Insurance Trust/(9)/

                (i)     Neuberger Berman Advisers Management Trust/(9)/

                (j)     Scudder Investments VIT Funds/(9)/


        (9) Service Agreement/(2)/, and amendments thereto/(10)/, between The Lincoln National Life Insurance Company (and affiliates) and Delaware Management Holdings, Inc., Delaware Service Company, Inc.


        (10)    Not applicable.

        (11)    Opinion and Consent of Robert A. Picarello, Esq.

        (12)    Not Applicable.

        (13)    Not Applicable.

        (14)    Consent of Independent Registered Public Accounting Firm.

        (15)    Not applicable.

        (16)    Not applicable.

        (17)    Not applicable.

Item 28.
                     DIRECTORS AND OFFICERS OF THE DEPOSITOR

Frederick J. Crawford**     Director
Donna D. DeRosa***          Senior Vice President, Chief Operating Officer and
                            Director
Jude T. Driscoll****        Director
Christine S. Frederick***   Vice President and Chief Compliance Officer
John H. Gotta***            President and Director
Barbara S. Kowalczyk**      Director
Gary W. Parker ***          Senior Vice President and Chief Product Officer
See Yeng Quek****           Senior Vice President, Chief Investment Officer and
                            Director
Dennis L. Schoff**          Senior Vice President and General Counsel
Michael S. Smith*           Senior Vice President, Chief Financial Officer,
                            Chief Risk Officer and Director
Eldon J. Summers*           Treasurer and Second Vice President
C. Suzanne Womack**         Secretary and Second Vice President

* Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506
** Principal business address is Center Square West Tower, 1500 Market Street-Suite 3900, Philadelphia, PA 19102-2112
***  Principal business address is 350 Church Street, Hartford, CT 06103
**** Principal business address is One Commerce Square, 2005 Market Street, 39th
     Floor, Philadelphia, PA 19103-3682

Item 29.

               PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                         THE DEPOSITOR OR THE REGISTRANT


                Organizational Chart of The Lincoln National Corporation Insurance Company Holding Company System./(11)/

Item 30.

                                 INDEMNIFICATION

(a)     Brief description of indemnification provisions:

        In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

        In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

        Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.

                             PRINCIPAL UNDERWRITERS

(a) Lincoln Life is the principal underwriter for Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln National Variable Annuity Account C; Lincoln Life Flexible Premium Variable Life Account D; Lincoln National Flexible Premium Variable Life Account F; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln Life Flexible Premium Variable Life Account M, Lincoln Life Variable Annuity Account N; Lincoln Life Variable Annuity Account Q, Lincoln Life Flexible Premium Variable Life Account S; Lincoln Life Variable Annuity Account T, Lincoln Life Variable Annuity Account W, Lincoln Life Flexible Premium Variable Life Account Y, Lincoln National Variable Annuity Account 53.

(b)     See Item 28.

(c)     N/A

Item 32.

                        LOCATION OF ACCOUNTS AND RECORDS

        All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by the Lincoln National Life Insurance Company ("Lincoln Life"), 1300 S. Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

Item 33.

                               MANAGEMENT SERVICES

        Not Applicable.

Item 34.

                               FEE REPRESENTATION

        Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

----------
*       To be filed by amendment.
/(1)/ Incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-43107) filed on December 23, 1997.
/(2)/ Incorporated by reference to Post-Effective Amendment No. 21 to the Registration Statement on Form N1-A (File No. 2-80741, 811-3211) filed on April 10, 2000.
/(3)/ Incorporated by reference to Registration Statement on Form S-6 (File No. 333-42479) filed on April 28, 1998.
/(4)/ Incorporated by reference to Registration Statement on Form N-4 (File No. 33-27783) filed on December 5, 1996.
/(5)/ Incorporated by reference to Post-Effective Amendment No. 1 on Form S-6 (File No. 333-82663) filed on April 13, 2000.
/(6)/ Incorporated by reference to Post-Effective Amendment No. 4 on Form S-6 (File 333-33782) filed on September 14, 2001.
/(7)/ Incorporated by reference to Post-Effective Amendment No. 5 on Form S-6 (File No. 333-33782) filed on April 17, 2002.

/(8)/ Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-84360) filed on April 23, 2003.
/(9)/ Incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (333-118478) filed on April 5, 2005.
/(10)/ Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (File No. 333-43373) filed on
        April 4, 2002.




/(11)/ Incorporated by reference to Post-Effective Amendment No. 7 on Form N-4 (File No. 333-92298) filed on January 27, 2006.

/(12)/ Incorporated by reference to Registration Statement on Form N-6 (File No. 333-125792) filed on June 14, 2005.
(13) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-90432) filed on April 24, 2003.



(14) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-125792) filed on September 1, 2005.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account R, has duly caused this Pre-Effective Amendment No. 4 to the Registration Statement on Form N-6 (File No. 333-125792; 811-08579; CIK: 0001051932) to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 28th day of March, 2006.


                           Lincoln Life Flexible Premium Variable Life Account R (Registrant)


                           By /s/ Gary W. Parker
                             ---------------------------------------------------
                              Gary W. Parker
                              Senior Vice President and Chief Product Officer The Lincoln National Life Insurance Company



                           The Lincoln National Life Insurance Company
                           (Depositor)


                           By /s/ Gary W. Parker
                             ---------------------------------------------------
                              Gary W. Parker
                              Senior Vice President and Chief Product Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-
Effective Amendment No. 4 to the  Registration Statement on Form N-6 (File No.:
333-125792; 811-08579; CIK: 0001051932) has been signed below on March 28, 2006 by the following persons, as officers and directors of the Depositor, in the capacities indicated.

Signature                              Title
---------                              -----
/s/ John H. Gotta              *       President and Director
-------------------------------------  (Principal Executive Officer)
John H. Gotta

/s/ Donna D. DeRosa            *       Senior Vice President, Chief Operating Officer and Director
-------------------------------------
Donna D. DeRosa

/s/ Michael S. Smith           *       Senior Vice President, Chief Financial Officer, Chief Risk
-------------------------------------  Officer, Director and Member of the Investment Committee
Michael S. Smith                       (Principal Financial Officer)

                                       Senior Vice President, Director, Chief Investment Officer and
-------------------------------------  Chairman of the Investment Committee
See Yeng Quek

                                       Director
-------------------------------------
Frederick J. Crawford

                                       Director
-------------------------------------
Jude T. Driscoll

/s/ Barbara S. Kowalczyk       *       Director
-------------------------------------
Barbara S. Kowalczyk


* By /s/ Gary W. Parker
    -------------------------------------------------------
     Gary W. Parker, pursuant to a Power of Attorney
     included with this filing

                               POWER OF ATTORNEY

We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello, and Gary W. Parker individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements [File No.: 333-125792; 811-08579; CIK: 0001051932] on Form N-6, or any
successor to this Form, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of its Separate Account, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement.

WITNESS our hands and common seal on this 23 day of March, 2006.

Signature                  Title
---------                  -----

/s/ John H. Gotta          President and Director
------------------------   (Principal Executive Officer)
John H. Gotta

/s/ Donna D. DeRosa        Senior Vice President, Chief Operating Officer
------------------------   and Director
Donna D. DeRosa


/s/ Michael S. Smith       Senior Vice President, Chief Financial Officer,
------------------------   Chief Risk Officer, Director and Member of the
Michael S. Smith           Investment Committee (Principal Financial Officer)


------------------------   Senior Vice President, Director, Chief Investment
See Yeng Quek              Officer and Chairman of the Investment Committee

------------------------   Director
Frederick J. Crawford

------------------------   Director
Jude T. Driscoll

/s/ Barbara S. Kowalczyk   Director
------------------------
Barbara S. Kowalczyk


STATE OF Indiana        )
                        ) s.s.
COUNTY OF Allen         )               Subscribed and sworn to before me this
                                        23 day of March, 2006

                                        /s/ Sharlene K. Honegger


                                        ----------------------------
                                        Notary Public

                                        Commission Expires:  2/29/08